Form 20-F
period 2019-12-31
ECMOHO Ltd
filed 2020-06-12
CIK 1763197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                to

Commission file number: 001-39121

ECMOHO Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands	3rd Floor, 1000 Tianyaoqiao Road Xuhui District Shanghai, 200030 The People’s Republic of China
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Zoe Wang

Tel.: +86 21 6113 2270

Email: ir@ecmoho.com

Address:

3rd Floor, 1000 Tianyaoqiao Road

Xuhui District

Shanghai, 200030

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing four Class A ordinary shares Class A ordinary shares, par value US$0.00001 per share*	MOHO	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

*Not for trading, but only in connection with the listing on the Nasdaq Stock Market LLC of American depositary shares, each representing four (4) Class A ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were (i) 63,567,099 Class A ordinary shares, par value US$0.00001 per share, including 18,700,000 Class A ordinary shares represented by 4,675,000 American depositary shares, and (ii) 75,150,400 Class B ordinary shares, par value US$0.00001 per share.  Each American depositary share represents four (4) Class A ordinary shares as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒    Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Reliance on SEC Relief from Filing Requirements

We are filing this annual report on Form 20-F for the year ended December 31, 2019, in reliance on the order Release No. 34-88465 (the “Order”) issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder.

On April 30, 2020, we furnished a report on Form 6-K to the SEC to indicate our intention to rely on the relief granted by the Order.  As a result of the COVID-19 pandemic and the containment measures and restrictions implemented by the Chinese government since late January 2020, we were unable to resume normal business operations at our corporate headquarters in Shanghai until the middle of March 2020.  As a result, our finance department was unable to complete the preparation of our consolidated financial statements and this annual report on Form 20-F until after the original filing deadline of April 30, 2020.

Conventions that apply to this Annual Report on Form 20-F

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

•

“we,” “us,” “our company” and “our” refer to ECMOHO Limited, a Cayman Islands exempted company with limited liability (or its predecessors as the context requires), and its subsidiaries, consolidated affiliated entities (including our variable interest entity) and their respective subsidiaries;

•	“ADRs” refers to our American depository receipts, which evidence our ADSs;
•	“ADSs” refers to our American depositary shares, each of which represents four (4) of our Class A ordinary shares;
•	“brand partners” refers to owners of non-proprietary brands (represented in our brand portfolio), each of which is managed by a dedicated operations team;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;
•	“Class A ordinary share” refers to a Class A ordinary share in the capital of our company, with a par value of US$0.00001 per share;
•	“Class B ordinary share” refers to a Class B ordinary share in the capital of our company, with a par value of US$0.00001 per share;
•	“ECMOHO Hong Kong” refers to ECMOHO (Hong Kong) Health Technology Limited, a limited company established under the Laws of Hong Kong;
•	“ECMOHO Shanghai” refers to Shanghai ECMOHO Health Biotechnology Co, Ltd., a limited liability company established under the Laws of the PRC;
•	“EIT Law” refers to the Enterprise Income Tax Law of the PRC;
•

“initial public offering” refers to our initial public offering of of 4,675,000 ADSs (including ADSs sold in connection with the over-allotment offering), representing 18,700,000 of our Class A ordinary shares;

•

“integrated solution provider” refers to entities that provide services connecting producers with consumers by combining global sourcing capabilities with local distribution channels and coverage.  Such providers typically offer integrated solutions consisting of one-stop information technology solutions, online and offline store operations, digital marketing, warehousing and logistics, and customer management;

•	“KOLs” refers to key opinion leaders who have extensive experience or industry insights in the various subsectors of the health and wellness industry;

i

•	“major brand partners” refers to our brand partners, each of which contributed over US$10.0 million to our product sales revenues in the designated period;
•	“ordinary shares” refers, collectively, to our Class A ordinary shares and Class B ordinary shares;
•	“our variable interest entity” or “our VIE” refers to Shanghai Yibo;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“Shanghai Yibo” refers to Shanghai Yibo Medical Equipment Co., Ltd.;
•	“SKU” refers to stock keeping unit, which, for the purpose of this annual report on Form 20-F, can be a combination of other stock keeping units;
•	“US$” or “U.S. dollars” refers to the legal currency of the United States of America;
•	“Xianggui Shanghai” refers to Xianggui (Shanghai) Biotechnology Co., Ltd; and
•	“Yang Infinity” refers to Yang Infinity (Shanghai) Biotechnology Co., Limited.

Cautionary Note Regarding Forward-looking Statements

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  All statements other than statements of historical fact in this annual report on Form 20-F are forward-looking statements.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will” and similar expressions.  These forward-looking statements include, without limitation, statements relating to:

•	the continued growth of the e-commerce market or the health and wellness industry in China;
•	our ability to manage the expansion of our business and implement our business strategies;
•	our ability to anticipate changes in customer and consumer preferences;
•	our ability to maintain and develop favorable relationships with e-commerce channels, brand partners, content generators and other third parties involved in our ecosystem;
•	our ability to compete with other companies and new entrants to the market;
•	our capital needs and ability to source such capital on acceptable terms;
•	dependence on key management personnel and quality and retention of personnel generally;
•	regulatory changes in the PRC and compliance with such regulations;
•	the impact of the COVID-19 pandemic on the PRC economy, our major brand partners in the United States and Europe and our operations and financial performance;
•	our ability to effectively manage our inventory and warehousing capabilities;
•	our own information technology systems and infrastructure;
•	other factors that may affect our business, financial condition and results of operations; and
•	other risk factors discussed under Item 3. Key Information – D. Risk Factors.

Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information.  Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the current economic environment.  Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements.  These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements.

All forward-looking statements included herein are based upon information available to us on the date hereof and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.  Directors and Senior Management

Not applicable.

B.  Advisers

Not applicable.

C.  Auditors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

A.  Offer Statistics

Not applicable.

B.  Method and Expected Timetable

Not applicable.

Item 3.	Key Information

A.  Selected Financial Data

The following tables set forth selected consolidated financial data for our company.  The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited U.S. GAAP consolidated financial statements, which are included in this annual report on Form 20-F beginning on page F-1.

You should read our selected financial data in conjunction with “Item 3. Key Information – D.  Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.  Historical results for any period are not necessarily indicative of results for any future period.

Selected Consolidated Statements of Comprehensive Income Data

The following table sets forth our selected consolidated results of operations for the periods presented, both in absolute terms and as a percentage of our total net revenues for the periods presented.

	Year ended December 31,
	2017		2018		2019
	Amount	% of total net revenues	Amount	% of total net revenues	Amount	% of total net revenues
	(in thousands of U.S. dollars, except for share, per share data and percentages)
Net revenues:
Product sales	95,573	97.3%	176,098	88.5%	302,099	91.7%
Services	2,665	2.7	22,917	11.5	27,381	8.3
Total net revenues	98,238	100.0	199,015	100.0	329,480	100.0
Total cost of revenue	(69,124)	(70.4)	(140,153)	(70.4)	(257,431)	(78.1)
Gross profit	29,114	29.6	58,862	29.6	72,049	21.9
Operating expenses:
Fulfillment expenses	(6,217)	(6.3)	(13,097)	(6.6)	(16,957)	(5.1)
Sales and marketing expenses	(15,529)	(15.8)	(27,462)	(13.8)	(40,206)	(12.2)
General and administrative expenses	(4,004)	(4.1)	(9,069)	(4.6)	(8,497)	(2.6)
Research and development expenses	(485)	(0.5)	(1,669)	(0.8)	(1,808)	(0.5)
Other operating income	—	—	—	—	35	0.0
Total operating expenses	(26,235)	(26.7)	(51,297)	(25.8)	(67,433)	(20.5)
Operating income	2,879	2.9	7,565	3.8	4,616	1.4
Finance expenses, net	(145)	(0.1)	(926)	(0.4)	(2,513)	(0.8)
Foreign exchange gain/(loss), net	106	0.1	(306)	(0.2)	(393)	(0.1)
Other income, net	(36)	0.0	234	0.1	475	0.1
Income before income tax expenses	2,804	2.9	6,567	3.3	2,185	0.7
Income taxes expenses	(80)	(0.1)	(417)	(0.2)	(250)	(0.1)
Net income	2,724	2.8%	6,150	3.1%	1,935	0.6%
Net income attributable to ECMOHO Limited	2,825	2.9%	6,124	3.1%	2,297	0.7%
Less: Accretion on Round A convertible redeemable preferred shares to redemption value	(1,559)		(1,018)		—
Less: Accretion on Round B convertible redeemable preferred shares to redemption value	(2,413)		(1,575)		—
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	—		(445)		(1,023)
Less: Accretion to redemption value of redeemable non-controlling interests	—		(130)		(312)
Less: Extinguishment of convertible redeemable preferred shares	—		(24,764)
Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders	(1,147)		(21,808)		962

	Year ended December 31,
	2017	2018	2019

	(in thousands of U.S. dollars, except for share and per share data)
Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders	(1,147)	(21,808)	962
Net (loss)/earnings per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.01)	(0.26)	0.01
—diluted	(0.01)	(0.26)	0.01
Weighted average number of Ordinary Shares
—basic	81,162,400	84,970,000	98,104,216
—diluted	81,162,400	84,970,000	115,644,864

Selected Consolidated Cash Flow Data

The following table presents our selected consolidated cash flow data for the periods indicated.

	Year ended December 31,
	2017	2018	2019
	(in thousands of U.S. dollars)
Net cash used in operating activities	(2,444)	(40,756)	(14,189)
Net cash used in investing activities	(508)	(1,748)	(813)
Net cash provided by financing activities	1,583	44,036	54,337
Cash, cash equivalents and restricted cash at beginning of the period	12,079	10,689	12,965
Cash, cash equivalents and restricted cash at end of the period	10,689	12,965	51,099

Selected Consolidated Balance Sheet Data

The following table presents our selected consolidated balance sheet data for the periods indicated.

	As of December 31,
	2018	2019
	(in thousands of U.S. dollars)
Current assets:
Cash and cash equivalents	10,336	49,099
Accounts receivable, net	33,840	49,829
Inventories, net	53,683	49,895
Total current assets	111,747	172,189
Total assets	117,772	178,460
Total current liabilities	74,829	93,562
Total liabilities	75,148	93,770
Total mezzanine equity	74,847	—
Total shareholders’ (deficit)/equity	(32,223)	84,690

Non-GAAP Measures

We use the following non-GAAP performance indicators to monitor financial performance: adjusted operating income and adjusted net income.

We use adjusted operating income and adjusted net income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.  Adjusted operating income represents operating income excluding share-based compensation expenses.  Adjusted net income represents net income excluding share-based compensation expenses.  These adjustments have no impact on income tax.

We believe that adjusted operating income and adjusted net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in operating income and net income.  We also believe that adjusted operating income and adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	Year ended December 31,
	2017	2018	2019
	(unaudited)
	(in thousands of U.S. dollars)
Adjusted operating income	2,879	7,922	6,191
Adjusted net income	2,724	6,507	3,510

 The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.  They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance.  Investors are encouraged to review the historical non-GAAP financial measures in light of the most directly comparable GAAP measures, as shown below.  The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.  We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table sets forth a reconciliation of our adjusted operating income and adjusted net income in the years presented to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating income and net income:

	Year ended December 31,
	2017	2018	2019
	(unaudited)
	(in thousands of US$)
Operating income	2,879	7,565	4,616
Add: share-based compensation expenses	—	357	1,575
Adjusted operating income	2,879	7,922	6,191
Net income	2,724	6,150	1,935
Add: share-based compensation expenses	—	357	1,575
Adjusted net income	2,724	6,507	3,510

Exchange Rate Information

Our reporting currency is the U.S. dollar.  This annual report on Form 20-F contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.  Unless otherwise stated, all translations of Renminbi into U.S. dollars as at December 31, 2019 were made at RMB6.9762 to US$1.00, the exchange rate set by the People’s Bank of China on December 31, 2019.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

This section describes the risks that we currently believe may materially affect our business, financial condition and results of operations.  The factors below should be considered in connection with any forward-looking statements in this annual report on Form 20-F.  Although we will make reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially and adversely impact our business, revenues, sales, net assets, financial condition, results of operations, liquidity, capital resources and prospects.  Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Risks Related to Our Business and Industry

Our company’s business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.

The outbreak of a novel strain of coronavirus that causes the disease now known as COVID-19 was first identified in Wuhan, China, in December 2019.  Since late-January 2020, the Chinese government has imposed a series of strict and protracted containment measures, including lockdowns across the Hubei province and in many other parts of the country.  Despite these efforts, the disease has continued to spread globally and, in March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and recommended the implementation of containment and mitigation measures worldwide.

Governments across the globe have responded to contain the spread and reduce the risk of exposure to infection through international travel restrictions, lockdowns of cities and wider regions, business closures and strict social distancing measures.  In China, as of June 2020, such measures appear to have successfully contained the spread of the virus, with restrictions now being lifted across the country and businesses resuming operations.  While other parts of the world are showing increased control over the spread of the virus, substantial uncertainty surrounding the duration of existing restrictions remains.

The COVID-19 pandemic and the associated efforts to contain the spread of the disease have caused unprecedented disruptions to the global economy, impacted business operations across many industries and geographies and created significant volatility and uncertainty, all of which have had a material adverse effect on our results of operations, cash flows and overall financial position.  For example, during the implementation of lockdown measures in China, our operations were affected as many of our employees were unable to return to work following the Lunar New Year public holiday.  We only resumed full operations and achieved full staffing levels in mid-March 2020.  In addition, there has been a significant increase in international freight costs in light of the COVID-19 pandemic and such increases have had an impact on our fulfillment expenses.  Moreover, during the first quarter of calendar year 2020 some of our third-party business partners in China, in particular domestic logistics and transport services providers, experienced temporary shut-downs or worker absenteeism and were unable to meet their obligations to us.  This has had an adverse impact on our ability to promptly provide our customers with the products they purchased, which, in turn, has affected our financial performance.  Furthermore, we have experienced and expect to continue to experience disruptions to our supply chains if our brand partners, especially international brand partners based in the United States and Europe, are severely impacted by the COVID-19 pandemic or government-imposed containment measures.  If we are unable to procure products from our major brand partners when required, our operations, financial condition and results of operations may be adversely impacted in the foreseeable future and such impacts may be material.  If we choose to increase the levels of inventory we hold, when possible, to minimize the risk of experiencing product shortages, we may be exposed to increased inventory risk due to accumulated excess inventory, which may have an adverse impact on our results of operations and financial condition.  See “– If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.”

We are currently unable to predict with certainty the duration and severity of the COVID-19 pandemic, and its ultimate impact on our business, financial condition, liquidity and results of operations, as these depend on rapidly evolving and uncertain developments and factors that are beyond our control.  Such factors include the speed of the contagion, the ultimate effect of the various containment measures imposed, the development of effective medical treatment solutions, financial and market reactions to the foregoing and general consumer sentiment.  On March 30, 2020, we withdrew the guidance for the fiscal year 2020 we previously provided to the market on November 25, 2019.  COVID-19-related disruptions have had an adverse impact on our results of operations in the first quarter of fiscal year 2020 and may continue to have an adverse impact on our results of operations in the foreseeable future.  While our product revenue had a slight year-over-year increase in the first quarter of fiscal year 2020, the extent of such increase was significantly less than in previous periods in 2019.

Each of the following risk factors should be read in the context of the foregoing uncertain trends, events and developments as they affect us, whether or not we make specific reference to the COVID-19 pandemic, given the potentially materially adverse effect of the pandemic on our business.

If the e-commerce market or the health and wellness industry in China does not grow, or grows more slowly than we expect, the demand for our products and solutions could be materially and adversely affected.

Continued demand for our products and solutions depends on whether the e-commerce market and the health and wellness industry in China will continue to grow.  The long-term viability and prospects of the online retail business in China remain relatively untested.  Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control, including:

•	the penetration rates of Internet services, personal computers and mobile connectivity;
•	the trust and confidence level of e-commerce consumers in China, as well as changes in consumers’ demographics and preferences;
•	whether alternative retail channels or business models that better address the needs and preferences of consumers emerge in China; and
•	the development of fulfillment, payment and other ancillary services associated with online purchasing.

Additionally, our future results of operations will depend on numerous factors affecting the development of the health and wellness industry in China, including:

•	changes in the spending power of Chinese consumers;
•	the prevalence of health issues and chronic diseases among Chinese consumers;
•	the impact of the COVID-19 pandemic; and
•	the ongoing health and wellness market deficiencies and consumer mistrust of incumbent health and wellness product and service providers.

If consumer utilization of e-commerce channels in China does not grow, or grows more slowly than we expect, demand for our products and services would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategies would be compromised.

We may not be able to effectively manage the expansion of our business or optimally implement our business strategies.

To realize our mission of providing comprehensive health and wellness solutions to our consumers, we have expanded our business, and plan to continue expanding our business.  We have continued to widen our relationships with existing brand partners to include more offerings, procuring new brand partners with different products, improving our logistic and fulfillment capabilities to support our expanded offering and growing through acquisitions of complementary businesses.  This expansion has contributed to a heightened level of complexity of our business, in terms of both the type and scale of our operations, which may place a significant strain on our operational, financial and technical resources and increase demands on our management and employees.  We cannot assure you that we will be able to continue to manage our expansion successfully, and failure to do so may materially and adversely affect our business, financial condition and results of operations.

We are also continuously executing a number of growth initiatives, strategies and operating plans designed to enhance our business, including launching various new services, such as offering strategy, marketing, products, digitalization, consumer insights, supply chain and SaaS solutions to assist our business partners deliver customized products and services to consumers.  The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate.  Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve, such as expanding our product and service offerings, or it may be more costly to do so than we anticipate.  In addition, profitability, if any, in the new areas that we expand into may be lower than in our existing business, and we may not be successful enough in these newer areas to recoup our investments in them.  If any of these circumstances were to occur, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to anticipate evolving consumer preferences for health and wellness products and/or fail to cater effectively to consumer demands, our ability to attract and retain customers may be materially and adversely affected.

Our ability to attract and retain our consumers depends largely on our ability to offer health and wellness products that they find attractive.  The success of our business relies on our ability to anticipate changes in consumer preferences, demographic shifts in our consumer base and broader evolving trends in the industry, and to respond to such changes in a timely and cost-effective manner.  If we rely on misleading industry intelligence or consistently misinterpret the consumer data we collect, we may fail to cater to the preferences of our consumers or fail to continue to retain our consumers.  Consequently, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on our ability to maintain relationships with existing brand partners and to develop relationships with new brand partners.

Our success is closely tied to our relationships with our existing brand partners, who supply the products that we sell through various platforms.  We also identify and target potential new brand partners whose products complement our established inventory or that represent new opportunities for us to meet consumer demand.  Many of our brand partners deal with us on a non-exclusive basis, and a number of our brand partner relationships are relatively recent, having been established over the last three to four years.  Because of these factors, we face, and expect to continue to face, constant and intense competition for the business of our brand partners from other Chinese distributors in the health and wellness market.  Our relationships with our brand partners may weaken and we may lose our market share if our competitors offer their services to them.  The e-commerce market is characterized by rapid technological developments and frequent changes in regulation, specifications and other requirements for how our brand partners should sell their merchandise through particular channels.  This could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our potential for growth.  If we are unable to maintain these relationships or enter into advantageous new arrangements through our targeted approaches to specific potential brand partners, our ability to attract new brand partners may decrease.

In addition, a small number of brand partners contribute a significant portion of our total revenues.  For example, in 2019, the single largest brand partner in terms of the revenue contribution of its products accounted for 15.9% of our total net revenues.  In the same period, the ten largest brand partners in terms of the revenue contribution of their products, in the aggregate, accounted for 71.9% of our total net revenues.  Moreover, four of the ten largest brand partners in terms of revenue contribution in 2019 are under the common control of a global food and beverage company.  While our relationships with these four brand partners were developed independently and they are each managed by a dedicated operations team, we cannot assure you that failure to maintain a satisfactory relationship with one of these brand partners in the future will not adversely affect our reputation with the other brand partners under common control.  Furthermore, the loss of one or more of our largest brand partners may result in a material and adverse effect on our financial condition and results of operation.

In such a rapidly changing market, the needs of our brand partners are also constantly evolving to keep pace with consumer demands.  If we fail to respond to the evolving needs of our brand partners, our continuing relationships with existing brand partners, our reputation and the demand for our services may be adversely affected.  This may have a material and adverse impact on our business, financial position and results of operations.

We may be unable to compete effectively against stronger and better-resourced e-commerce companies, offline competitors or new entrants to the health and wellness market, and we may lose market share as a result.

The health and wellness market is intensely competitive in China.  We may not be able to command the same price for our services and solutions or we may face a decrease in our market share, which may affect our future financial and operating results, and our ability to grow our business.  In addition, competition may intensify if our competitors increase their resources and product range and if established companies in other market segments or geographic markets expand into our market segments or geographic markets.  If we cannot compete successfully, our business, financial condition and operating results could be materially and adversely affected.

We face competition in a number of areas.  We compete to attract, engage and retain consumers based on the variety, value and personalization of the products and services we offer, and overall user experience and convenience.  We compete to attract and retain brand partners based on our scale of operation and the capability of engaging consumers, the sales and growth solutions offered to brand partners as a result of our consumer and industry analysis and the efficiency of our logistics infrastructure in facilitating the delivery of our brand partners’ products to consumers.  We also compete for experienced and effective talent and personnel, who serve critical functions in the development of our products and our ecosystem.

Our ability to compete effectively depends on a number of factors, some of which may be beyond our control, including brand partners choosing to develop in-house e-commerce platforms or infrastructure, offline competitors with a broader product range, e-commerce channels deciding to directly compete with us and consolidations within the Chinese health and wellness industry that may result in stronger competitors.

If we are not able to compete effectively, we may lose market share and face a decrease in consumer engagement and sales, which could materially and adversely affect our business, financial condition and results of operations as well as our reputation.

Some of our current or future competitors may have, or may develop, greater brand recognition, better supplier relationships, larger customer bases or greater financial, technical or marketing resources than us.  Any smaller companies or potential new entrants to the Chinese health and wellness market may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which may enhance their competitive positions.  Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their technology and infrastructure systems than us.  We cannot be certain that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital but may not be able to obtain it on acceptable terms, or at all.

In order for us to continue to grow, we need significant amount of working capital to fund our inventory.  In addition, we may require additional capital in case of operating losses as well as any investments or acquisitions we may decide to pursue.  For example, net cash used in operating activities reached US$2.4 million in 2017, US$40.8 million in 2018 and US$14.2 million in 2019.  Such amount may continue to increase due to the expansion of our business and the corresponding increase in inventory.  See “—If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.”

If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities, including convertible notes, or obtain new or expanded credit facilities.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and the PRC governmental regulations over foreign investment and the health and wellness industry.  Any debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability.  In addition, incurring indebtedness would subject us to increased debt service obligations.  There can be no assurance that financing would be available in a timely manner or in amounts or on terms acceptable to us, or at all, particularly in light of the ongoing COVID-19 pandemic.  Any such failure could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations.  Moreover, any issuance of equity or equity-linked securities could result in significant dilution to the interests of our existing shareholders.

If we are unable to obtain increased financing, any resultant cash flow shortage may materially affect our ability to procure products from our brand partners and meet our financial obligations, which may damage our reputation and brand partner relationships.  Such damage to our reputation or relationships would have a material and adverse effect on our business, financial condition and results of operations.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate or retain our staff could hinder our ability to maintain and grow our business.

Our future success depends substantially upon the continued service of our key executives and other key employees, particularly our co-founders, Ms. Wang and Mr. Zeng.  If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

The size and scope of our ecosystem also require us to hire and retain a wide range of experienced and capable personnel who can adapt to a dynamic, competitive and challenging business environment.  We will need to continue to attract and retain experienced and capable personnel at all levels as we expand our business and operations.  Competition for such talent is intense, and the availability of suitable and qualified candidates in the PRC is limited.  This high level of competition could compel us to offer higher compensation and other benefits to attract and retain the right candidate.  Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join us or continue to work for us.  Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.

As a provider of an e-commerce platform for health and wellness products, we are subject to legal and regulatory requirements applicable to multiple industries in the PRC.  These industries primarily include the Internet and health and wellness industries.  We have been subject to penalties by PRC regulatory authorities in the past due to our failure to comply with their requirements, including those in relation to pricing.

The regulations to which we are subject in this area are new and evolving.  As a result, the interpretation of these laws and their enforcement is often uncertain.  Predicting the application of these laws can be difficult, and unexpected outcomes in the interpretation and enforcement of the applicable regulations may have an adverse impact on our business and operations.  Additionally, any future changes in regulation may render our business non-compliant or require changes to our business practices or licensing arrangements to ensure compliance.  These changes may involve significant costs, which in turn may adversely affect our business and prospects.

Various regulatory authorities of the PRC government regulate value-added telecommunications services, food business, pharmaceutical operations and services, online drug and medical device operations and online trading and e-commerce.  Violations of regulations may lead to the imposition of significant penalties which may affect our business, operations, reputation and financial prospects.  In respect of the healthcare industry, in particular, any violation of the relevant laws, rules and regulations may result in harsh penalties and, under certain circumstances, lead to criminal prosecution.

As we introduce new products and services to our customers, we may be required to comply with additional laws and regulations that are yet to be determined.  To comply with such additional laws and regulations, we may be required to obtain necessary certificates, licenses or permits, as well as expend additional resources to monitor regulatory and policy developments.  Our failure to adequately comply with such additional laws and regulations may delay, or possibly prevent, some of our products or services from being offered to users, which may have a material adverse effect on our business, financial condition and results of operations.

Additionally, the PRC has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet.  The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations.  If any of the information disseminated through our marketplaces and websites were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.

Due to several high-profile consumer complaint incidents that have occurred in China in recent years and attendant media and advocacy group attention, there has been increased governmental focus in the PRC on consumer protection.  Operators of e-commerce marketplaces and platforms are subject to certain provisions of consumer protection laws even where such operator is not the seller of the product or service purchased by the consumer.  In addition, if we do not take appropriate remedial action against sellers or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly and severally liable with the seller or service provider for such infringement.

Moreover, applicable PRC consumer protection laws hold that trading platforms will be held liable for failing to meet any undertakings such platforms make to consumers with regard to products listed on their websites.  Furthermore, we are required to report to the State Administration for Market Regulation, or the SAMR, or its local branches any violation of applicable laws, regulations or SAMR rules by sellers or service providers, such as sales of goods without proper license or authorization, and to take appropriate remedial measures, including ceasing to provide services to such sellers or service providers.  If claims are brought against us under any of these laws, we could be subject to damages and reputational damage as well as action by regulators, which could have a material adverse effect on our business, financial condition and results of operations.

We do not maintain product liability insurance for products and services transacted on our platform, and any other insurance policies may not cover us, adequately or at all, for any liability we may incur.  Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

If counterfeit products are distributed by us, our reputation and financial results could be materially and adversely affected.

We source health and wellness products from reputable brand partners.  However, their measures of safeguarding against counterfeit products may not be adequate.  In addition, we engage third-party warehousing and logistics service providers and third-party couriers to conduct product fulfillment, and we may not be able to detect and prevent all potential instances of misconduct or negligence committed by them or by our employees involved in the fulfillment process.  If counterfeit products are distributed by us, we may suffer reputational damage.  If we are deemed to have participated or assisted in infringement activities associated with counterfeit products, we may be subject to sanctions under applicable laws and regulations, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct.  Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers.  If consumers are injured by counterfeit products distributed by us, we may be subject to lawsuits, severe administrative penalties and criminal liability.  See “— We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.”

If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.

In order to operate our business effectively and meet our consumers’ demands and expectations, we must maintain a certain level of inventory to ensure prompt deliveries when required.  We determine the levels of inventory we hold on the basis of our experience, assessment of consumer demand in a certain period of time and the lead time required to have the inventory in our warehouse.

We forecast consumer demand by relying on a number of factors, including:

•	the purchase history of consumers;
•	performance metrics from our customers, especially third-party e-commerce channels;
•	market intelligence, including intelligence on product innovation and introduction;
•	changes in consumer spending patterns; and
•	event-driven factors, such as cyclical demand for preventative products.

We use such metrics to forecast consumer demand more accurately and thereby optimize our inventory management in terms of product portfolio and volume.

However, forecasts are inherently uncertain, and demand for products can change significantly between the inventory order date and the projected sale date.  In addition, the acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.  Moreover, we normally do not have the right to return unsold items to our suppliers, save for in a limited range of circumstances, such as in the case of quality defects, as set out in our supply agreements.

If we overestimate demand for our products, we may be exposed to increased inventory risks due to accumulated excess inventory.  Prolonged periods of excess inventory may lead to pressures on our warehousing system and fulfillment capabilities, increases in inventory holding costs and the risk of inventory obsolescence.  In addition, if we fail to manage our inventory effectively we may experience a decline in inventory values and significant inventory write-downs or write-offs due to product expiration.  Moreover, we may be required to lower sale prices in order to reduce inventory levels, which may lead to lower gross margins.  Conversely, if we underestimate demand for our products, or if our brand partners fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in lost revenues and diminished consumer satisfaction, which could harm our business and reputation.

Any of the above may materially and adversely affect our results of operations and financial condition.  As we plan to continue to expand our product offerings, we may continue to face challenges in effectively managing our inventory.

Any interruption in our product inventory or fulfillment operations may have an adverse impact on our business.

Our ability to process and fulfill orders accurately depends on the efficient operation of our fulfillment and logistics network and our ability to accurately take orders through the various platforms on which we distribute products and our ability to fulfill such orders.  Our fulfillment and logistics infrastructure, including our warehousing facilities and transportation services, may be vulnerable to damage or interruption caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error, transportation disruptions and other events.  If any of our fulfillment and logistics infrastructures were to be rendered incapable of operations, then we may be unable to fulfill any orders.  We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

As a result of the COVID-19 pandemic, from late January 2020 until late March 2020, our third-party couriers have been unable to consistently fulfill online orders to our customers in a timely manner.  We also experienced delays in getting products from our suppliers and incurred higher shipping costs in inbound and outbound shipments, all of which have had an adverse impact on our business.  See “Risks Related to Our Business and Industry —Our company’s business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.”  On March 31, 2020, we furnished to the SEC our preliminary unaudited selected financial results for the year ended December 31, 2019 and the fourth quarter ended December 31, 2019.  We withdrew the guidance for the fiscal year 2020 we previously provided to the market on November 25, 2019, and estimated that the disruptions caused by the COVID-19 pandemic will have an adverse impact on our financial results in the first quarter of fiscal year 2020.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced and expect to continue to experience seasonal fluctuations in our financial performance.  These seasonal patterns have caused and will continue to cause fluctuations in our operating results.  Historically, we have recorded stronger performance in the fourth quarter, primarily because consumers increase their purchases during e-commerce festivals in China, such as the periods around Singles Day (which is an online sales promotion event that falls on November 11 of each year) and Double Twelves (which is another online sales promotion event that falls on December 12 of each year).  In addition, we generally experience a lower level of sales activity in the first quarter due to the Lunar New Year public holiday, during which the volumes of online purchases and logistical operations drop significantly due to vacations and business closures.

In anticipation of increased sales activity prior to shopping festivals, we increase our inventory levels and incur additional expenses such as procuring additional working capital and increasing the size of our workforce on a temporary basis.  If our seasonal sales patterns become more pronounced in the future, this may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period.  As a result, our financial results may be materially and adversely affected.  In addition to increasing our own inventory levels, we also rely on our brand partners to increase their inventory levels to match projected seasonal demand.  If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or if we are unable to restock popular products from our brand partners in a timely manner, we may fail to fulfill customer demand.  This may harm our reputation and damage the trust that consumers have in our business, which is a key part of our business model.  As a result, we may experience a material and adverse effect on our financial conditions and results of operations.

Our dependence on a small number of e-commerce channels could materially and adversely affect our business or results of operations.

We depend on a small number of e-commerce channels to sell products to consumers.  As a result, we derive a substantial portion of our revenue from activity on these channels.  For example, in 2017, 2018 and 2019, sales on Alibaba’s Tmall platform contributed approximately 52%, 34% and 21% of our total net revenues, respectively.

If the sales on e-commerce channels in China do not grow or grow more slowly than we expect, demand for our products would be adversely affected, our revenues would be negatively impacted, and our ability to pursue our growth strategy would be compromised.  Moreover, if the e-commerce channels that we rely on are not successful in attracting consumers or their reputations are adversely affected for any reason, we may experience reduced demand for our products.

Our business may be harmed if the e-commerce channels we rely upon decide to make significant changes to their respective business models, policies, systems or plans.  Currently, large e-commerce channels influence to a certain extent terms that affect our profitability and financial condition, including the return policies we offer and the sharing of marketing expenses and payables or receivables between the e-commerce channels and us.  We may not be able to negotiate such policies or agreements on terms most favorable to us in the future.

In addition, we cannot guarantee that we will be able to access such e-commerce channels in the long term.  If we fail to maintain our relationships with such channels, they may decide at any time and for any reason to significantly limit our ability to integrate our solutions with their platforms.  Given that online retail in China is dominated by a few large e-commerce channels, we may not be able to adapt or build new relationships on terms favorable to us with any other emerging channels.

Any of the above may adversely affect our revenue, financial condition and results of operations.

We use third-party couriers to deliver orders.  If these couriers fail to provide reliable delivery services on commercially acceptable terms, our business and reputation may be materially and adversely affected.

We maintain cooperation arrangements with third-party couriers to deliver our products to our customers.  We rely on a select number of third-party delivery services, for example Cainiao, the primary deliverer of cross-border sales through the Tmall platform.  In 2017, 2018 and 2019, Cainiao was paid approximately 33%, 39% and 32%, respectively, of our third-party delivery fees, and the goods delivered by Cainiao accounted for approximately 20%, 19% and 11%, respectively, of our revenue in the same periods.  As such, we may face adverse consequences if there are interruptions to, or failures in, these third parties’ delivery services.  Such interruptions or failures could prevent the timely or proper delivery of our products to consumers, eroding consumer confidence and reducing repeat orders.  These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions, including as a result of public health emergencies, or labor unrest.  While we may claim compensation for disruptions under our standard agreements with third-party delivery services, such claims are subject to a complicated review process and we cannot provide assurance that any compensation payments would make up for the lost consumer goodwill.  Also, any significant increase in delivery fees charged by these third parties may result in a significant increase in our online distribution expenses.  If we fail to find other reliable third-party couriers on commercially acceptable terms, our profitability may be harmed.

In addition, if our third-party couriers fail to comply with applicable PRC rules and regulations, our delivery services may be materially and adversely affected.  We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all.  Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries.  If our products are not delivered in proper condition or on a timely basis, our reputation could suffer and we may experience a material adverse effect on our financial condition and results of operations.

We have adopted favorable return policies with certain customers and a higher-than-expected rate of returns could materially and adversely affect our results of operations and financial condition.

In certain instances, we sell the products of our brand partners to third-party e-commerce platforms, which in turn sell those products to consumers.  We have adopted contractual product return policies with certain of these third-party e-commerce platforms.  These return policies are generally favorable to the third-party e-commerce platforms, and provide in certain cases that products may be returned in unlimited quantities and without cause, albeit subject to a limited return period.  If we experience a higher-than-expected rate of returns from these third-party e-commerce platforms, this may result in wastage, overstock and monetary loss, which may materially and adversely affect our financial condition and results of operations.

In addition, we may from time to time be required to amend our existing return policies or implement new return policies pursuant to changes in applicable laws and regulations, which may lead to a larger group of customers being able to take advantage of our return policies, potentially resulting in increased costs.  If our return policy is misused, we may experience significantly increased costs, which may materially and adversely affect our financial condition and results of operations.  If we seek to set limits on such return policies in order to reduce costs, the reaction from our customers may be negative, which may materially and adversely affect our reputation and results of operations.

Any damage to our reputation, including negative publicity against us or our brand partners, may materially and adversely affect our business operations and prospects.

We have cultivated a reputation of trustworthiness and excellence among our brand partners and our consumers.  We believe that our reputation is a key reason for consumers to make purchases, and for brand partners who choose us to distribute their products and provide them with market insights and strategies.  As a result, we depend on our reputation for the continued success of our business operations and for generating revenue.  However, we cannot be certain that we will be able to maintain our positive reputation in the future.  Our reputation may be materially and adversely affected by a number of factors, many of which are beyond our control, including:

•

negative developments or events relating to our proprietary products or the products of our brand partners which are sold on our platform, or which we provide to third-party e-commerce platforms, including with respect to their efficacy or side effects;

•	lawsuits and regulatory investigations against us or otherwise relating to products associated with us or our industry in general;

•	improper or illegal conduct by our employees or brand partners that is not authorized by us; and
•	adverse publicity associated with us, our products or our industry, whether founded or unfounded.

Any damage to our reputation as a result of these or other factors may cause our products to be perceived unfavorably by consumers, existing or potential brand partners or the Chinese health and wellness market in general, which may materially and adversely affect our reputation, results of operations and financial position.

If our brand partners develop sophisticated knowledge of the Chinese health and wellness market, or increase their in-house e-commerce capabilities, demand for our solutions and services may be materially and adversely affected.

Our brand partners value our solutions and services because of our ability to assist with marketing their products to the Chinese health and wellness market.  This ability is founded on our extensive experience in, and local knowledge of, the Chinese health and wellness market, and our technical proficiency in connecting our brand partners to end-consumers in China.  If our brand partners significantly develop their local expertise and market knowledge, or choose to sell their products directly through third-party e-commerce platforms, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.  This may cause a decrease in customer retention and revenue, materially and adversely affecting our business, financial condition and results of operations.

We may be liable for any false or misleading statements or representations made by the healthcare experts on our platforms.

We may be held liable for any false or misleading statements or representations made by the healthcare experts on our platforms.  When these healthcare experts publish health management plans, respond to consumer inquiries and make health and wellness recommendations, they may make false or misleading statements or representations in relation to the suitability, effectiveness, use or potential side effects of such plans or products.  These healthcare experts may also be negligent in their observations or fail to specify that their recommendation is general in nature and may not apply to the circumstances of particular consumers.  We may not always have appropriate disclaimers in place on our platforms.

We may be subject to legal proceedings and claims from time to time where these statements or representations are found to result in harm to our customers.  These claims and legal proceedings may be expensive and time consuming to investigate and defend and may divert resources and management attention from the operation of our business.  Although these claims may be unsuccessful, they may harm our reputation and reduce our ability to attract customers and users.

Changes in international trade policies and international barriers to trade, or the escalation of trade tensions, may have an adverse effect on our business and expansion plans.

Recent international trade disputes and the uncertainties created by such disputes may disrupt the transnational flow of goods and significantly undermine the stability of the global and Chinese economy, thereby harming our business.

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or are contemplating operating, or the perception that these changes could occur, could adversely affect the financial and economic conditions in such jurisdictions, as well as our international and cross-border operations, our financial condition and results of operations.  The U.S. administration under President Trump has advocated greater restrictions on trade generally, and has imposed and significantly increased tariffs on certain goods imported into the United States, particularly from China.  Such trade developments could materially impact our business as certain of our brand partners are based in the United States, and thus may face increased difficulty in sourcing base ingredients for their products, or cost-effectively developing new products with restricted or more expensive base ingredients.  As a result, we may face an increase in our operating costs as our suppliers raise their prices to absorb their increased costs, or an inability to meet the demands of the consumers who purchase from us, and a resulting decrease in our profits.

Increases in tariffs and the prolongation of uncertainty surrounding international trade between the United States and China could have an adverse effect on our ability to source products from certain of our United States-based partners, either at an acceptable cost or at all, to sell in China.  If the products of our brand partners become subject to increased tariffs or other trade barriers, the resultant increase in cost or difficulty of importation may force us to find alternative providers of comparable products.  We cannot be certain that these alternative providers would be acceptable to Chinese consumers, given that the level of trust in the brands that we supply is a primary driver of purchasing decisions made by Chinese consumers.  As a result, we may experience a decrease in demand, and a material and adverse effect on our financial condition and results of operations.

Therefore, any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect the supply chains of participants within our ecosystem, increase their and our costs and have a material adverse effect on our business, results of operations and, ultimately, the trading price of our ADSs.

Exchange rate fluctuations may negatively affect our results of operations.

We source our products from brand partners globally.  We purchase these products primarily using U.S. dollars, and these products are ultimately sold to the Chinese domestic market, whose participants primarily make their purchases in Renminbi.  There is ordinarily a temporal gap between the point at which we purchase products and the point at which we receive payment for the products sold.  As a result, we are subject to the fluctuations of the currency exchange markets, particularly in the value of RMB to the U.S. dollar.  If the value of Renminbi declines during the temporal gap relative to the U.S. dollar, we may face a lower profit margin, or in some cases a loss, on the products sold.  For example, in 2017 we had an exchange rate gain of US$106.0 thousand, in 2018 we had an exchange rate loss of USS$306.7 thousand and in 2019 we had an exchange rate loss of US$393.0 thousand.

In addition, substantially all of our operating expenses are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while a significant portion of our debt is denominated in U.S. dollars.  We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs.  Any significant revaluation of the Renminbi may materially reduce any dividends payable on our ADSs in U.S. dollars.  To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive.  As such, currency fluctuations may materially and adversely affect our financial condition and results of operations.

Any failure to comply with PRC regulations regarding advertising may subject us to civil claims, fines and other legal or administrative sanctions.

PRC advertising laws and regulations require the content of advertisements to be fair, accurate, not misleading and in full compliance with applicable laws.  Pursuant to the Interim Administrative Measures for the Examination of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes, promulgated by the SAIC on December 24, 2019, the content of healthcare food advertisements must follow the registration certificate or filing certificate approved by the administration for market regulation or the registered or filed specifications.  We have made efforts to ensure our advertisements and related advertising practices are in compliance with applicable regulations.  However, we cannot assure you that we have fully complied with the requirements of PRC regulatory authorities or will be able to fully comply with the requirements of PRC regulatory authorities regarding advertising.  If we are found in violation of applicable advertising laws and regulations, we may face serious penalties, including fines, revocation of our business licenses and discontinuance of our advertising activities.  As a result, we may not be able to publish new advertisements in a timely manner, and our turnover and reputation could be materially affected.  Moreover, governmental actions and civil claims may be filed against us for misleading or inaccurate advertising.  We may have to spend significant resources in defending against such actions, and these actions may damage our reputation, result in reduced turnover and negatively affect our results of operations.

We may not be able to conduct our marketing activities effectively, properly or at reasonable costs.

We conduct a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products.  However, our brand promotion and marketing activities may not be well received and may not result in the levels of sales that we anticipate.  Additionally, marketing approaches and tools in the Chinese health and wellness market are continually evolving, which may further require us to experiment with new marketing methods to keep pace with industry developments.  Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner may materially and adversely affect our financial condition and results of operations.

We are subject to limitations in promoting our products, which may have an impact on our business operations.

We are subject to certain limitations in promoting products.  The healthcare experts we work with and other relevant parties in the provision of our health and wellness content may have to comply with rules and regulations that restrict the promotion or dissemination of certain healthcare-related information, such as information on the professional healthcare services and practice provided by licensed medical practitioners.  Such restrictions may affect our ability to further enhance our brand recognition or secure new business opportunities in the future.

There can be no assurance that our existing practices of monitoring our content dissemination process and publication would continue to be effective and would comply fully with laws and regulations.  Should there be any change in the relevant rules and regulations, or change of interpretation thereof, we, the healthcare experts we work with and other relevant third parties may be regarded as breaching the relevant rules and regulations and may be subject to regulatory penalties or disciplinary actions, which may materially and adversely affect our business and reputation.

Our own information technology systems and infrastructure could fail or be subject to disruption.

Our platform depends on the efficient and uninterrupted operation of our computer and communications systems.  Substantially all of our computer hardware and our cloud computing services are currently located in China.  In addition, we retain substantial quantities of data related to transactions, consumer information and other data that enables the operation and management of online stores.  Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient and we do not carry business interruption insurance.

Despite any precautions we take, the occurrence of a natural disaster, such as an earthquake, flood or wildfire, or other unanticipated problems at our facilities in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our website or other portions of our platform, loss of data and significant business interruption.  Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could adversely affect our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information could adversely affect our business, reputation, financial condition and results of operations.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business collects and processes a large quantity of personal, transaction and behavioral data.  We face risks in the handling and securing of these large volumes of data.  In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;
•	addressing concerns related to privacy and sharing, safety, security and other factors; and
•

complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and governmental authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

As we expand our operations, we may be subject to additional laws in other jurisdictions where our brand partners, consumers and other participants are located.  The laws, rules and regulations of other jurisdictions may impose requirements and penalties that are more stringent than, or conflict with, those under PRC law, compliance with which could require significant resources and costs.  Our privacy policies and practices concerning the collection, use and disclosure of user data are located on our websites.  Any failure, actual or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others.  These proceedings or actions may subject us to significant penalties and negative publicity and require us to change our business practices.  Any such occurrence could increase our costs and materially and adversely affect our reputation, financial condition and results of operations.

If the contents we distribute or the online interaction we offer are deemed by the relevant authorities in the PRC to be in the nature of medical rather than non-medical, we may be subject to additional regulations and incur substantial compliance cost, and our business prospects, results of operations and financial condition may be materially and adversely affected.

The distribution of medical information and medical advertisements are subject to PRC regulations.  Any website operator that provides medical information services must obtain certain licenses and approvals by relevant authorities before engaging in such businesses in the PRC.  We believe it is improbable for PRC governmental authorities to deem the contents distributed by us to be medical information or medical advertisements, and we have not been subject to any regulatory authority’s inquiries or investigations in connection with the content displayed on our platforms.  However, if certain information displayed on the online stores that we operate or otherwise distributed by us is considered medical information or medical advertisement by relevant authorities, it will subject us to additional regulations.  As a non-medical health and wellness integrated solution provider, we do not possess the required licenses or approvals.  Consequently, if required by relevant authorities, we may need to scale back, rearrange or alter the content or information displayed on our platforms.

In addition, online medical consultation in the PRC requires medical service providers to be associated with approved physical hospitals and such providers to obtain regulatory approvals and licenses.  We have not yet acquired or established a hospital, and thus are not licensed to provide online medical consultation.  If certain consultation services offered by us are considered online medical consultation by relevant authorities, such services may be suspended until we acquire or establish our own hospital and obtain necessary approvals and licenses.

Therefore, if the contents we distribute or the online interaction we offer is deemed to be in the nature of medical, our business model may be affected, and substantial compliance costs may be incurred.  As a result, our business prospects, results of operations and financial condition may be adversely affected.

Substantial uncertainties exist with respect to the PRC Cyber Security Law and cybersecurity regulations, including any impact they may have on our business operations.

On November 7, 2016, the PRC enacted its Cyber Security Law, which took effect on June 1, 2017, to establish more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure.  Because of its exceptional breadth in scope, ambiguous requirements and broadly defined terminology, we are concerned about the law’s potential impact on our operations in China, particularly in relation to the safeguarding of user information.  The Cyber Security Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in China.  The Cyber Security Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting.

Despite the law having taken effect, there remains a high degree of uncertainty in its interpretation and enforcement, especially in terms of protection of personal information.  This uncertainty presents a risk for us due to the large volume of personal data that we collect through our various touchpoints.  As it is not clear what the law will require in a given scenario or how these requirements may be interpreted, we cannot assure you that we would be able to comply with such requirements in a timely manner.  Failure to comply may lead to fines, orders of rectification, confiscation of illegal gains, revocation of the business permit or license and other government actions, which may materially and adversely affect our business, financial condition and results of operations.

Further, as the legal and regulatory framework for the protection of information in cyberspace in China continues to evolve, we may be required to adjust our business practices or incur additional operating expenses, which may adversely affect our results of operations and financial condition.

The successful operation of our business depends upon the performance and reliability of the Internet and telecommunications infrastructures in China.

Our business depends on the reliable performance of the Internet and telecommunications infrastructures in China.  Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of China.  In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside China.  We may not have access to equivalent or sufficient alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.  As this vital infrastructure is state-owned, we are subject to governmental policy which may disrupt supply, and may have fewer avenues of recourse to remedy any losses caused by disruption pursuant to governmental policy.  In addition, the Internet infrastructure in China might not support the demands associated with continued growth in Internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites.  We have no control over the costs of the services provided by the national telecommunications operators.  If the cost of telecommunications and Internet services rises significantly, or if the telecommunication network in China is disrupted or fails, our gross margins could be adversely affected.  Technical limitations on Internet use could also be developed or implemented.  For example, restrictions could be implemented on personal Internet use in the workplace in general or access to our platform in particular.  This could lead to a reduction of consumer activity or a loss of consumers altogether, which in turn could have an adverse effect on our financial position and results of operations.  In addition, if Internet access fees or other charges to Internet users increase, our user traffic might decrease, which in turn could significantly decrease our revenues and have a material and adverse effect on our financial condition and results of operations.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including, amongst other things:

•	uncertainty regarding the impact of the coronavirus epidemic in China and several major economies around the world;
•	ongoing political and economic tensions between the United States and China; and
•	the ongoing uncertainty in the wake of the United Kingdom’s recent exit from the European Union.

Our business and operations are primarily based in China and substantially all of our revenues are derived directly and indirectly from our operations in China.  Accordingly, our financial results have been, and are expected to continue to be, affected by the economy in general and the health and wellness market in China in particular.  Although the economy in China has grown significantly in the past decades, it is still facing difficulties and has experienced inconsistent growth in recent years.  The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on general economic conditions in China.

Economic conditions in China are sensitive to the global economic conditions described above, the ultimate duration and impact of the COVID-19 pandemic, changes in domestic economic and political circumstances and the expected or perceived overall economic growth rate in China.  Any prolonged slowdown in the global or Chinese economy may have an adverse impact on the levels of disposable income of Chinese consumers, and impede the growth of the rising Chinese middle class.  As a result, demand for our products, which is strongly driven by members of the Chinese middle class, may be negatively affected.  Such a decrease in demand may have a material and adverse impact on our business, results of operations and financial condition.

We may be the subject of anti-competitive, harassing or other detrimental conduct by third parties, including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose customers and revenues and materially and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing or other detrimental conduct by third parties.  Such conduct includes complaints, anonymous or otherwise, to regulatory agencies.  We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all.  Additionally, allegations, directly or indirectly against us, may be posted in Internet chat rooms or on blogs or websites by anyone, whether or not associated with us, on an anonymous basis.  Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy.  The availability of information on social media platforms and devices is virtually immediate, as is its impact.  Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted.  Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business.  The harm may be immediate without affording us an opportunity for redress or correction.  Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

Our business may be materially and adversely affected by adverse news, scandals or other incidents associated with the general health and wellness industry.

Incidents that inspire doubt as to the quality or safety of health and wellness products manufactured, distributed or sold by other participants in the general health and wellness industry in China or around the world, particularly those who primarily operate in the e-commerce space, have been, and may continue to be, subject to widespread media attention.  Such incidents may damage the reputation of not only the parties involved, but also the health and wellness industry in general, even if such parties or incidents have no relation to us, our management, our employees, our brand partners, our platform or the third-party e-commerce websites through which we also market products.  There may also be a decrease in consumer demand for healthcare-related products if these negative incidents diminish the trust of consumers in the Chinese health and wellness market.  Such negative publicity, and any resultant decrease in demand for our products and services, may adversely affect our reputation and business operations.  In addition, incidents not related to product quality or safety, or other negative publicity or scandals implicating us or our employees, regardless of merit, may also have an adverse impact on our reputation, financial condition and results of operations.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in the PRC and other jurisdictions in which we hold intellectual property rights, as well as confidentiality procedures and contractual provisions with employees, suppliers and third parties, to protect our intellectual property rights.

Intellectual property protection may not be sufficient in the PRC or in the other jurisdictions in which we hold intellectual property.  Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach.  Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in the PRC or elsewhere.  In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property.  In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources.  We can provide no assurance that we will prevail in such litigation.  In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.  Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

Third parties may claim that the technology used in the operation of our platforms infringes upon their intellectual property rights.  Although we have not previously faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us increases as we expand.  Such claims, whether meritorious or not, may result in injunctions against us, payment of damages and expenditure of significant financial and management resources.  If we are found to have infringed the intellectual property rights of third parties in the future, we may need to obtain licenses to continue to operate our platforms and such licenses may not be available on terms acceptable to us or at all.  These risks are amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

We may from time to time become party to litigation, other legal or administrative disputes and proceedings that may materially and adversely affect us.

In the course of our ordinary business operations, we may become a party to litigation, legal proceedings, claims, disputes or arbitration proceedings from time to time.  For example, in March 2016, we entered into a cooperation framework agreement to establish a joint venture with Shanghai Heng Shou Tang Health Food Co. Ltd., Shanghai Heng Shou Tang Pharmaceutical Co., Ltd. and Mr. Wei Song, or our joint venture partners.  As part of the agreement, Shanghai Heng Shou Tang Health Food Co. Ltd. and Shanghai Heng Shou Tang Pharmaceutical Co., Ltd. agreed to contribute their ownership in a number of trademarks to the joint venture.  However, only a portion of such trademarks were transferred to us.  In October 2018, we filed a civil claim against the joint venture partners in the Shanghai Xuhui People’s Court to enforce the transfer of the remaining trademarks, claim damages in the amount of RMB7.19 million (US$1.05 million) and request that Shanghai Heng Shou Tang Health Food Co. Ltd. and Shanghai Heng Shou Tang Pharmaceutical Co., Ltd. be enjoined from using the brand name “Heng Shou Tang” in all categories.  In January 2019, the joint venture partners filed a counterclaim to rescind the agreement and allege damages in the amount of RMB3.25 million (US$472.7 thousand).  In July 2019, the Shanghai Xuhui People’s Court ruled that we shall pay damages in the amount of RMB3.25 million (US$472.7 thousand) to the joint venture partners for breaching our contractual obligation to contribute capital to our joint venture, and that the joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to the joint venture and cease to use the brand name “Heng Shou Tang” in all categories.  Both we and our joint venture partners filed appeals with the Shanghai First Intermediate People's Court.  In November 2019, the Shanghai First Intermediate People's Court delivered its judgment, which provides, amongst other matters, that we shall not pay damages to our joint venture partners and our joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to our joint venture.

Were any proceedings, claims, disputes or arbitration to arise, these may distract our senior management’s attention and consume our time and other resources.  In addition, even if we ultimately succeed in such proceedings, there may be negative publicity created in the course of or surrounding that proceeding, which may materially and adversely affect our reputation.  In the case of an adverse verdict, we may be required to pay significant monetary damages, assume significant liabilities or suspend or terminate parts of our operations.  As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Future strategic alliances, acquisitions or divestments may have a material adverse effect on our business, financial condition and results of operations.

We regularly examine a range of corporate opportunities, including acquisitions and divestments, with a view to determining whether such opportunities will enhance our strategic position and financial performance.  We plan to expand our business both geographically and in terms of the products and services that we offer to our customers and brand partners.  In pursuit of this strategy, we may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time.  These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by a third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business.  We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business or we may divest certain of our assets.  In addition to possible shareholder approval, any proposed acquisition may also require us to obtain approvals and licenses from relevant governmental authorities and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so.  Any international operations that we absorb as part of any acquisitions may give rise to risks and challenges that could adversely affect our business, such as compliance with international legal and regulatory requirements, further management of fluctuations in currency exchange rates or competition from local incumbents with superior local market knowledge and competitive advantages.  Moreover, we cannot be certain that any international expansion efforts can be completed as planned or achieve the intended results, or that any negative results from acquired interests would not affect our business as a whole.  Any separation of a divested asset may be complex and costly, and may include separating relevant accounting and data processing systems and management controls, as well as managing relevant relationships with employees, customers, regulators, counterparties, suppliers and other business partners.

Furthermore, past and future acquisitions or divestments and the subsequent integration or separation of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have a material adverse effect on our business operations.  Acquired assets or businesses may not generate the financial results we expect.  Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.  Moreover, the costs of identifying and consummating acquisitions may be significant.  Furthermore, our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP.  Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The Chinese economy has been experiencing increases in inflation and labor costs in recent years.  As a result, average wages in China are expected to continue to grow.  In addition, various PRC laws and regulations designed to enhance labor protection require us to pay certain statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees.  The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments could be subject to late payment fees, fines and/or other penalties.  As the interpretation and implementation of these laws and regulations are still evolving, our employment practices may not at all times be deemed to be in compliance with the applicable laws and regulations.  If the relevant authorities determine that we should make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations could be adversely affected.  We expect that our labor costs, including wages and employee benefits, will continue to increase.  Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations could be adversely affected.

In addition, we may face labor unrest if our employees form the view that we do not pay them adequately or provide adequate working conditions.  Such labor unrest may take the form of labor disputes, strike actions or protests against us.  This may have an adverse impact on our reputation and cause a loss of public trust in our company.  If this were to occur, such loss of trust may materially and adversely affect our financial condition and results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a result of the initial public offering, we have become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market.  The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting.  Commencing with our fiscal year ending December 31, 2020, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.  In addition, when we cease to be an “emerging growth company” as the term is defined in the Jumpstart Our Business Startups Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.  Our management may conclude that our internal control over financial reporting is not effective.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.  We may experience difficulty in meeting these reporting requirements in a timely manner.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019.  In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2018, relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.  Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting.  Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

To remedy our identified material weakness, we plan to undertake steps to strengthen our internal control over financial reporting, including: (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (ii) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements; and (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.  However, we cannot assure you that we will remediate our material weakness in a timely manner.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

An occurrence of a natural disaster, pandemic or other events could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, wildfires or floods or other events, such as pandemics, wars, acts of terrorism, states of emergency, environmental accidents, power shortages, labor unrest or communication interruptions.  The occurrence of such an event in China or elsewhere could materially disrupt our business and operations.  Such events could also cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.  Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations.  In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster or other outbreak harms the global or Chinese economy in general.  Our operations could also be severely disrupted if our users or other participants were affected by such natural disasters, pandemics or other events.

For example, the COVID-19 pandemic and the associated business uncertainty and volatility has had an adverse impact on our business, financial condition and results of operations.  See “— Risks Related to Our Business and Industry — Our company’s business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.”  On March 31, 2020, we furnished to the SEC our preliminary unaudited selected financial results for the year ended December 31, 2019 and the fourth quarter ended December 31, 2019.  We withdrew the guidance for the fiscal year 2020 we previously provided to the market on November 25, 2019, and estimated that the disruptions caused by the COVID-19 pandemic will have an adverse impact on our financial results in the first quarter of fiscal year 2020.

We may not have sufficient insurance coverage.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage.  However, insurance companies in China offer limited business insurance products.  As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations.  We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance.  This could leave us exposed to potential claims and losses.  Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources.  We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all.  If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our leased properties could materially and adversely affect our business.

We lease properties for our offices and the warehousing facilities that we operate.  We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms, or at all, and may therefore be forced to relocate our affected operations.  This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations.

In addition, we compete with other businesses for premises at certain locations or of desirable sizes.  As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties.  Moreover, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws and some of our leased properties have title defects.

We have not registered certain of our lease agreements with the relevant governmental authorities.  Under the relevant PRC laws and regulations, we may be required to register and file with the relevant governmental authority executed leases.  The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 (US$143) to RMB10,000 (US$1,433) for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

In addition, the actual use of some of our leased properties was inconsistent with the planned use on the property ownership certificates.  If relevant governmental authorities require the lessor to correct such inconsistency or request land resumption, we may be unable to continue to lease such properties and as a result we may be forced to relocate the properties and incur additional expenses relating to such relocation.  If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Risks Related to Our Corporate Structure

We are a “controlled company” within the meaning of the Nasdaq corporate governance requirements, which may result in public investors having less protection than they would if we were not a controlled company.

Our co-founders, Ms. Zoe Wang, who serves as our Chairman and Chief Executive Officer, and Mr. Leo Zeng, who serves as our Chief Operating Officer, collectively hold 92.0% of the total voting rights in our company and we are, and expect to continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules.  As a controlled company, we rely on certain exemptions that are available to controlled companies from the Nasdaq corporate governance requirements.  Examples of the requirements from which we are exempt include the requirements that:

•	the majority of our board of directors consists of independent directors;
•	our compensation committee be composed entirely of independent directors; and
•	our corporate governance and nominating committee be composed entirely of independent directors.

We are not required to and do not voluntarily meet these requirements.  As a result of our use of the “controlled company” exemption, our investors do not have the same protection as they would if we were not a controlled company.

In addition, Ms. Wang and Mr. Zeng have decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Without the consent of Ms. Wang and Mr. Zeng, we may be prevented from entering into transactions that could be beneficial to us.  The interests of Ms. Wang and Mr. Zeng may differ from the interests of our other shareholders.

If the PRC government finds that the agreements that establish the operating structure for some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Under current PRC laws and regulations, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications services provider (subject to several exceptions) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly.  Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunications services in China.  We do not currently provide value-added telecommunications services because our sales of goods purchased by us does not constitute providing value-added telecommunications services.  Our variable interest entity, Shanghai Yibo, however, holds an ICP license and may develop e-commerce platforms for other trading parties.

We entered into a series of contractual arrangements with Shanghai Yibo and its shareholders, which enable us to:

•	exercise effective control over Shanghai Yibo;
•	receive substantially all of the economic benefits of Shanghai Yibo; and
•	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Yibo when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Shanghai Yibo and hence consolidate its financial results as our variable interest entity, or VIE.

In the opinion of Commerce & Finance Law Offices, our PRC counsel, the ownership structure of our variable interest entity, currently does not result in any violation of the applicable PRC laws or regulations currently in effect; and the agreements under the contractual arrangements among us, our variable interest entity and its shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws and regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC counsel, Commerce & Finance Law Offices, advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.  If the PRC government finds the agreements that establish our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations.

If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of our VIE;
•	shutting down our website, or discontinuing or restricting the conducting of any transactions between certain of our PRC subsidiaries and VIE;
•	imposing fines, confiscating the income from our VIE or imposing other requirements with which we or our VIE may not be able to comply;
•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from or exert effective control over our VIE; or

•	prohibiting or restricting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material adverse effect on our ability to conduct our business.  In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC governmental authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations.  If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements.  Either of these results, or any other significant penalties that might be imposed on us in this event, would have an adverse effect on our financial condition and results of operations.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Although substantially all of our revenues are generated by our PRC and Hong Kong subsidiaries, and substantially all of our assets are held by our PRC and Hong Kong subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Yibo and its shareholders to hold our Internet Content Provider licenses, or ICP licenses, to enable us to manage value-added telecommunication businesses.  These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.  We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages.  We cannot assure you such remedies will be effective.  For example, if the shareholders of our VIE were to refuse to transfer their equity interest in our VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States.  See “— Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations”.  Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

Our VIE holds an ICP license.  In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIE or to conduct the relevant businesses.  As a result, our business, financial condition, results of operations and prospects would be adversely affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE, Ms. Zoe Wang and Mr. Leo Zeng, may have potential conflicts of interest with us.  These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from them.  For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis.  We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our majority owned subsidiary, Shanghai ECMOHO Health Biotechnology Co. Limited, or ECMOHO Shanghai.

We may transfer funds to our majority owned subsidiary, Shanghai ECMOHO Health Biotechnology Co. Limited, or ECMOHO Shanghai, or finance ECMOHO Shanghai by means of shareholder loans or capital contributions.  Any such loans to ECMOHO Shanghai, which is a foreign-invested enterprise, cannot exceed statutory limits, which is the cross-border financing risk weighted balance calculated based on a special formula or the difference between the registered capital and the total investment amount of such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts.  We may not be able to obtain these government registrations or approvals on a timely basis, if at all.  If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to ECMOHO Shanghai in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprise, or SAFE Circular 19, which launched a nationwide reform of the administration of the foreign exchange settlement of the capital of Foreign-invested Enterprises, or FIEs, and allows FIEs to convert their foreign currency capital contribution into Renminbi funds at their discretion, but continues to prohibit FIEs from using the Renminbi funds converted from their foreign currency capital contribution for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises.  On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Account, or the SAFE Circular 16.  SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, and also prohibits FIEs from using such Renminbi funds to provide loans to persons other than affiliates unless otherwise permitted under its business scope.  Violations of these Circulars could result in severe monetary or other penalties.  SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering, which may adversely affect our business, financial condition and results of operations.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.  However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities.  We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among ECMOHO Shanghai, Shanghai Yibo and the shareholders of Shanghai Yibo were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Yibo’s income in the form of a transfer pricing adjustment.  A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Yibo for PRC tax purposes, which could in turn increase their tax liabilities.  In addition, the PRC tax authorities may impose punitive interest on Shanghai Yibo for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations.  Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay punitive interest.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law as the legal basis for foreign investment in the PRC.  The Foreign Investment Law stipulates three forms of foreign investment, which do not include contractual arrangements.  Notwithstanding the above, the Foreign Investment Law provides that a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations or provisions prescribed by the State Council.  It is possible that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how such arrangements will be treated by relevant PRC authorities.  There is no guarantee that the contractual arrangements in relation to our VIE and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations.  If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions.  In those cases, we may be required to unwind the contractual arrangements and/or dispose of our VIE, which could have a material and adverse effect on our business, financial condition and result of operations.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Most of our operations are conducted in the PRC, and substantially all of our revenue is sourced from the PRC.  Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government.  In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.  The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy.  In addition, the COVID-19 pandemic has had a severe and negative impact on the Chinese economy.  The Chinese economy contracted in the first quarter of calendar year 2020 and economic growth is likely to be weak in the foreseeable future.  Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our operations in China, our growth strategy and may have a materially adverse impact on our business, financial condition and results of operations.

Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall PRC economy, but may also have a negative effect on us.  Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.  In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth.  These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations.  Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China.  The PRC legal system is a civil law system based on written statutes.  Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general.  The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China.  However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies.  In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.  In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect.  As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.  Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.  These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of healthcare industry and Internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the MOFCOM, the MIIT, the NMPA, the NHFPC and SAIC and their counterparts.  Together, these governmental authorities promulgate and enforce regulations that cover many aspects of the operation of food and pharmaceutical businesses, medical and healthcare services and Internet-related businesses, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in such business.  The laws and regulations related to medical and healthcare services and

Internet-related businesses are evolving rapidly, and their interpretation and enforcement involve significant uncertainties.  As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.  Under PRC laws, an entity must obtain the food operation license from SAIC or its counterpart for conducting healthcare-related products wholesale and retail business, the pharmaceutical operation license from the CFDA or its counterpart for conducting pharmaceutical wholesale and retail business, and the value-added telecommunications services operating licenses from the MIIT or its counterpart for either online information services or third-party e-commerce platforms.  We have made great efforts to obtain all applicable licenses and permits necessary to our main business.  However, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the pharmaceutical operation, medical and healthcare services, and Internet-related businesses have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical operation and Internet-related business industry in China, including our business, we cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones.  For example, the address on some of our Food Operation Permits is inconsistent with our actual operating address.  If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business.  Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify MOFCOM in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents.  Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.  Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to MOFCOM merger control review.  As a result, many of the transactions we may undertake could be subject to MOFCOM merger review.  Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.  In addition, MOFCOM has not accepted antitrust filings for any transaction involving parties that adopt a variable interest entity structure.  If MOFCOM’s practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005.  SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.”  SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.  In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.  Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and are aware that Ms. Zoe Wang and Mr. Leo Zeng have each completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37.  However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents.  To our knowledge, some of our beneficial owners who are PRC residents have not completed the necessary registration as required by SAFE Circular 37.  We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules.  The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions.  Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC governmental authorities, we cannot predict how these regulations will affect our business operations or future strategy.  Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company.  These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies.  Our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted restricted shares, RSUs or options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company.  We and our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted restricted shares, RSUs or options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures.  Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit their ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly foreign-owned enterprises in China and limit our wholly foreign-owned enterprises’ ability to distribute dividends to us.  We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

In addition, the State Administration for Taxation has issued circulars concerning employee share options or restricted shares.  Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or RSUs vest, will be subject to PRC individual income tax.  The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs.  Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares and RSUs, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from our variable interest entity, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside China and pay our expenses.  The laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital.  As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.  In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.  As of December 31, 2017, 2018 and 2019, these restricted assets totaled US$36.4 million, US$34.9 million and US$34.6 million, respectively.

Limitations on the ability of the variable interest entities to make remittance to the wholly foreign-owned enterprises to pay dividends to us could limit our ability to access cash generated by the operations of our variable interest entity, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income.  “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise.  The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, on April 22, 2009.  Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China.  Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises.  If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law.  We believe that none of our entities outside China is a PRC resident enterprise for PRC tax purposes.  However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.  Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.  If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation.  Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%.  Any PRC tax liability may be reduced under applicable tax treaties.  However, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise.  If dividends payable to our non-PRC investors or gains from the transfer of our ADSs or Class A ordinary shares by such investors are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7.  The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company.  In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.  SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.  On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017.  The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority.  Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax.  As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.  Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments.  Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37.  For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37.  As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

A portion of our revenue is denominated in Renminbi.  The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity.  Currently, our PRC subsidiaries, which are wholly foreign-owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements.  However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.  Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.  Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.  This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and our variable interest entity.

The audit report included in this annual report on Form 20-F is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess the auditor’s compliance with applicable professional standards.  Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.  In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively.  The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  On November 4, 2019, the SEC announced that the SEC and the PCAOB had dialogue with the “Big Four” accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China.  In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, including China.  On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with “Big Four” accounting firms on audit quality in China, highlighting that the PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China.  On April 21, 2020, the SEC and the PCAOB issued a second joint statement, reminding investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors.  However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm.  As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections.  The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside China that are subject to PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws, in particular China’s, and in the context of broader concerns over accounting and disclosure practices, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would lead to eventual delisting from U.S. stock exchanges of issuers whose financial statements are audited by accounting firm branches or offices that are not subject to PCAOB inspection.  On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, which in effect would result in the delisting of non-U.S. companies (particularly from China) whose financial statements have, for a period of three years after the Act comes into effect, been audited by an accounting firm branch or office that is not subject to PCAOB inspection.  If  this bill is passed by the House of Representatives and become law, or were other legislative or regulatory action taken to restrict the ability of Chinese issuers to list, or remain listed, in the United States, it could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.  It is unclear if this bill will be enacted and, if it is, what the ultimate resolution, over which we have no control, of the PCAOB inspection issue will be.  Concurrently, Nasdaq has proposed to codify its existing discretion in considering whether to deny initial or continued listing or to apply more stringent criteria when the auditor of a Nasdaq-listed company has not been, or cannot be, inspected by the PCAOB or the auditor does not demonstrate sufficient resources, geographic reach or experience as it relates to the audit.  Nasdaq also has proposed to clarify that it may use its discretionary authority to impose additional or more stringent criteria for continued listing where the local jurisdiction restricts access by U.S. securities regulators to information.

Furthermore, on June 4, 2020, President Trump issued a memorandum directing the President’s Working Group on Financial Markets, or PWG, which is chaired by the Secretary of the Treasury and includes the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the SEC and the Chairman of the Commodity Futures Trading Commission, to convene to discuss the risks faced by U.S. investors in Chinese companies and companies with significant operations in China that are listed on U.S. stock exchanges related to the Chinese government’s position on the inability of the PCAOB to conduct inspections of auditors in China.  The memorandum also directs the PWG to submit to the President a report within 60 days with recommendations for actions (i) the U.S. executive branch may take to protect investors in U.S. financial markets from the failure of the Chinese government to allow PCAOB-registered audit firms to comply with U.S. securities laws and investor protections; (ii) the SEC or PCAOB should take, including inspection or enforcement actions, with respect to PCAOB-registered audit firms that fail to provide requested audit working papers or otherwise fail to comply with U.S. securities laws; and (iii) the SEC or any other U.S. federal agency or department should take as a means to protect U.S. investors in Chinese companies, or companies from other countries that do not comply with U.S. securities laws and investor protections, including initiating a notice of proposed rulemaking that would set new listing rules or governance safeguards.  It is uncertain what recommendations the PWG may ultimately make; however, as with the proposed legislation described above, such recommendations could cause investor uncertainty for affected issuers, including us, adversely affect the market price of our ADSs and result in prohibitions on the trading of our ADSs on U.S. national securities, among other things.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including the affiliate of our independent registered public accounting firm, and/or any related adverse regulatory development in the PRC, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC.  The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies.  The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC.  Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement.  The four-year mark occurred on February 6, 2019.  While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted.  A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the Nasdaq Stock Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.  See “— The audit report included in this annual report on Form 20-F is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties” for more information.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China.  Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC.  While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and to contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses.  The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.  Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.  We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, and, if so, our financial condition and results of operations may be adversely affected.

Risks Related to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs is volatile and could fluctuate widely due to factors beyond our control.  This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China.  The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities.  The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.  In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.  Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, including as a result of concerns over the impact of the COVID-19 pandemic, which may have a material adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;
•	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;
•	changes in the economic performance or market valuations of other transaction service platforms;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the market for health and wellness products;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	additions to or departures of our senior management;
•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

Substantial future sales or perceived potential sales of our ADSs, Class A ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, Class A ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly.  As of May 31, 2020, we had 66,343,407 Class A ordinary shares outstanding, including 40,287,140 Class A ordinary shares represented by ADSs.  All of our ADSs are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

It is our policy not to offer guidance on earnings.  The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business.  If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline.  If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline significantly.

Our dual-class share structure with different voting rights limits our investors’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and holders of our ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares.  In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share.  One (1) of our ADSs represents four (4) of our Class A ordinary shares.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of May 31, 2020, Ms. Zoe Wang and Mr. Leo Zeng beneficially own all of our issued and outstanding Class B ordinary shares.  These Class B ordinary shares constitute approximately 52.2% of our total issued and outstanding share capital and 91.6% of the aggregate voting power of our total issued and outstanding share capital as of May 31, 2020, due to the disparate voting powers associated with our dual-class share structure.  See “Item 6.  Directors, Senior Management and Employees – E.  Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Such holders may take actions that are not in the best interest of us or our other shareholders.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.  This concentrated control limits our investors’ ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and holders of our ADSs may view as beneficial.

As a foreign private issuer, we are permitted to, and we will continue to, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers.  This may afford less protection to holders of our Class A ordinary shares and holders of the ADSs than they would enjoy if we were a domestic U.S. company.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer.  We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq Stock Market.  The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers.  Currently, we plan to rely on home country practice with respect to our corporate governance.  Specifically, we do not plan to (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have an audit committee be composed of at least three members.  These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We intend to continue to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market.  Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.  However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, our investors may not be afforded the same protections or information that would be made available to our investors were they investing in a U.S. domestic issuer.

As an emerging growth company, we are exempt from certain reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.  We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.  As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and most of our directors and all of our executive officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly foreign-owned enterprises and our variable interest entity.  Most of our directors and all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.  There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision) (as amended) and common law of the Cayman Islands.  The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors.  In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You, as holders of our ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement.  Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days.  When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.  We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs.  Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.  As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested.  In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary.  However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.  In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not receive distributions on our Class A ordinary shares or any value for such Class A ordinary shares if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses.  You will receive these distributions in proportion to the number of our Class A ordinary shares that your ADSs represent.  However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs.  For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration.  The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary.  We have no obligation to take any other action to permit the distribution of our ADSs, Class A ordinary shares, rights or anything else to holders of our ADSs.  This means that you may not receive the distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.  These restrictions may materially reduce the value of your ADSs.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the U.S. federal securities laws), may only be instituted in a state or federal court in the city of New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.  Such exclusive jurisdiction may, among other things, discourage lawsuits against or involving us or the depositary, lead to increased costs to bring a claim or limit your ability to bring a claim in a judicial forum you find favorable.  Also, we may amend or terminate the deposit agreement without your consent.  If you continue to hold your ADSs after an amendment to the deposit agreement, you will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the U.S. federal securities laws.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class A Ordinary Shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.  The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law.  The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court.  However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.  In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.  We believe that this is the case with respect to the deposit agreement and the ADSs.  It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary.  If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in a different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.  No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We may incur increased costs as a result of being a public company, particularly when we cease to qualify as an “emerging growth company,” which may strain our resources.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company.  The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, imposes various requirements on the corporate governance practices of public companies.  We qualify as an “emerging growth company” pursuant to the JOBS Act.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies.  These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.  We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and has made and will continue to make some corporate activities more time-consuming and costly.  When we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.  In addition, we have incurred additional costs associated with our public company reporting requirements.  It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.  We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities.  If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit.  Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.  In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Item 4.	Information on the Company
A.	History and Development of the Company

Our Company

Our business commenced operations in December 2011, when our co-founders, Ms. Zoe Wang and Mr. Leo Zeng, established our predecessor, Shanghai ECMOHO Health Biotechnology Co., Ltd., or ECMOHO Shanghai, incorporated under the laws of the PRC.

In May 2013, we became the exclusive distributor and brand manager in China of our first international brand partner, Puritan’s Pride, a U.S.-based manufacturer of vitamins, minerals, herbs and other nutritional supplements.  We remain Puritan’s Pride’s exclusive distributor and brand manager in China as of today.

In January 2014, we commenced operation of the Puritan’s Pride cross-border flagship store on Tmall Global.

In July 2016, we began working with Gerber Baby Products, an established U.S.-based manufacturer and distributor of infant healthcare products.

In September 2017, we began working with Wyeth Nutrition, an established international brand that focuses on nutrition products for mothers, infants and young children.

In June 2018, ECMOHO Limited was incorporated under the laws of the Cayman Islands, and ECMOHO (Hong Kong) Health Technology Limited, or ECMOHO Hong Kong, was incorporated under the laws of Hong Kong and wholly owned by ECMOHO Limited.  In July 2018, ECMOHO Hong Kong acquired 97.5% of the equity interest of ECMOHO Shanghai from our co-founders and certain other shareholders of ECMOHO Shanghai.  See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Transactions with our co-founders” for more information.

In April 2019, we launched XG Health, our proprietary integrated family health management and service platform, which offers offline retailers and consumers a range of health and wellness products and rich content.  In April 2020, we divested our 60% interest in Xianggui Shanghai, our subsidiary through which we operated the XG Health platform.  See “— Divestment of our interest in the XG Health platform” and “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Divestment of equity interest in Xianggui Shanghai” for more information.

In June 2019, ECMOHO Hong Kong, through an onshore subsidiary, entered into an agreement to acquire the remaining 2.5% of the equity interest of ECMOHO Shanghai from its minority shareholders.

In November 2019, we completed an initial public offering of 4,675,000 ADSs (including ADSs sold in connection with the over-allotment offering), representing 18,700,000 of our Class A ordinary shares.  Our ADSs commenced trading on the Nasdaq Global Market under the trading symbol “MOHO” on November 8, 2019.

In the first quarter of calendar year 2020, we entered into various business cooperation arrangements with certain companies to offer digital marketing, data analytics services and other services.  For example, in March 2020, we commenced offering online and offline marketing services to Beingmate Baby & Child Food Co., Ltd. and in April 2020 we commenced offering marketing services to L&P Cosmetic Co., Limited.

Divestment of our interest in the XG Health platform

We developed XG Health, an integrated family health management and service platform that connects consumers and specialty offline retailers with our brand partners and healthcare experts and offers health management plans such as blood pressure control and weight management programs.  These health management plans, prepared by the doctors and nutritionists, contain detailed guidelines on dietary plans and other daily routines and, where relevant, include product recommendations.  Consumers may reach out to these healthcare experts for further inquiries and receive customized non-medical health and wellness recommendations.  XG Health also provides a rich array of carefully selected health and wellness products.  Consumers may purchase these products for themselves or promote these products on social media and earn commissions on an actual sale.  In addition, in mid-2019, we launched an XG Health mobile app for retailers, enabling them to source health and wellness products from us and we rolled out a pilot program to invite owners of specialty stores in “lower-tier” cities, townships and rural area in Anhui Province in China to register on this app, and we plan to expand our offline coverage nationwide.

We operated XG Health through our PRC-incorporated subsidiary Xianggui Shanghai.  In 2019, sales through our XG Health platform accounted for less than 1.0% of our total net revenues.  In early 2020, during the COVID-19 pandemic, as cities, towns and municipalities across China, including Anhui province, began implementing lockdown and virus containment measures, some specialty stores that had registered on our XG Health app were experiencing financial difficulties and were unable to engage in e-commerce with us.  In April 2020, we divested our 60% equity interests in Xianggui Shanghai to Shanghai Xianggui Health Management Co. Ltd., an entity controlled by our co-founders, for a consideration of RMB 3.4 million (US$487.4 thousand).  See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Divestment of equity interest in Xianggui Shanghai” for more information.

Additional Information

Cogency Global Inc. is acting as our company’s authorized representative in the United States.  The address of Cogency Global Inc. is 122 E. 42nd Street, 18th Floor, New York, NY 10168, the United States of America.

The company’s principal executive offices are located at 3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai, 200030, the People’s Republic of China.  The company’s telephone number at this address is +86 21 6113 2270.  The office of the company is at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.  Our website can be found at www.ecmoho.com.  The information contained on our website is not a part of this annual report on Form 20-F.

The SEC maintains a web site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding registrants, including ECMOHO Limited, that file electronically with the SEC.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources —Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

We are one of China’s leading integrated solution providers in the rapidly growing non-medical health and wellness market. As an integrated solution provider, we have connected the entire industry supply chain, including upstream brand partners, midstream channels and downstream consumers.  We use technology and data analytics to empower the entire industry, by providing strategy, consumer insights, inventory management and channel management to global brand partners, a platform for experts and KOLs to reach and monetize their fan base, consistent and reliable supply of products and expert-curated content to small and mid-sized businesses, and quality products and trustworthy content to consumers.

Our Business Model and Services

We generate revenues through product sales to consumers and retailers and services primarily to brand partners.  The following table sets forth a breakdown of our net revenues for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Product sales	95,573	97.3%	176,098	88.5%	302,099	91.7%
Services	2,665	2.7	22,917	11.5	27,381	8.3
Total	98,238	100.0%	199,015	100.0%	329,480	100.0%

Product Sales

We carefully select, through data analysis, products that suit consumer needs from upstream brand partners and sell these products through a variety of channels.  We sell these products directly to consumers through online flagship stores we operate on third-party e-commerce platforms, such as Tmall and JD.com.  Some brand partners authorize us to operate their flagship stores on specific e-commerce platforms, while others’ products are offered in our self-operated flagship stores on third-party e-commerce platforms.

We also sell our brand partners’ and our proprietary brands’ products to third-party e-commerce platforms, such as Tmall-Mart, JD.com, and other small and medium-sized online and offline retailers.  We typically enter into supply agreements with such e-commerce platforms and other retailers with a term of six to 12 months, during which the e-commerce platforms or other retailers place orders with us from time to time for specified products based on a predetermined price or based on price negotiated at the time of the order.  Some of these agreements set forth the purchase price for the specified products; others provide that such price shall be set forth in each purchase order following consultation between the retailer and us.

In addition, we enter into consignment arrangements with certain e-commerce platforms, pursuant to which the title to the products we deliver to these e-commerce platforms remains with us until these products are sold to end-consumers.  These e-commerce platforms pay us the purchase price of the underlying products according to pre-determined billing cycles, but they have the right to return to us for a full refund any product that is returned by end-consumers or has remained unsold for a specified period of time.

Services

We offer our brand and retail partners solutions on strategy, marketing, products, digitalization, consumer insights, supply chain and SaaS tailored to their needs and charge fixed project-based service fees or commissions.  We also regularly conduct research on China’s health and wellness market and provide the analysis to our brand partners. Since we began to offer technology solutions in calendar year 2020, we have expanded our services to cover, in addition to large brand partners, small and medium-sized enterprises as well.

Our Brand Partners and Brand Partner Development and Services

Brand Partners

As of December 31, 2019, we sourced 70 brands of products from 39 brand partners.  The products we source cover a wide range of categories, including health supplements and food, mother and child care products, and personal care products.  The following table sets forth a selection of the brands we work with and the products we source:

Categories	Selected Brand Partners	Selected Products
Health Supplements and Food	Beijing Tong Ren Tang Health	American Ginseng
	Puritan’s Pride	Chondroitin & MSM Joint Soother
	Perrier	Mineral Water
	Wyeth Pharmaceutical	Centrum Multivitamin
Mother and Child Care Products	Abbott	Eleva Organic Baby Milk Powder
	Gerber	DHA & Probiotic Rice
	Lansinoh	Lanolin Nipple Cream
	Wyeth Nutrition	Illuma Organic Growing-Up Formula Milk Powder
Personal Care Products	A.H.C.	White Collagen Skincare Set
	The Saem	Harakeke Skincare Set

The table below sets forth a breakdown of our product sales revenue by product category:

	Year ended December 31,
	2017		2018		2019
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Health Supplements and Food	60,842	63.7%	80,318	45.6%	116,976	38.7%
Mother and Child Care Products	16,081	16.8	69,270	39.4	131,927	43.7
Personal Care Products	4,857	5.1	11,289	6.4	24,293	8.0
Others*	13,793	14.4	15,221	8.6	28,903	9.6
Total	95,573	100.0%	176,098	100.0%	302,099	100.0%

*	Includes household healthcare equipment and household cleaning products.

The growth in our product sales revenues in 2019 was primarily driven by the growth in the sales of mother and child care products, which increased significantly from US$16.1 million in 2017 to US$69.3 million in 2018 and US$131.9 million in 2019, and in the sales of health supplements and food products, which increased from US$60.8 million in 2017 to US$80.3 million in 2018 and US$117.0 million in 2019.

We typically enter into annual supply agreements with our brand partners and, in some cases, act as the sole online exclusive strategic partner or sole cross-border e-commerce strategic partner in China. We purchase products from our brand partners at a discount to retail price by placing orders on an as-needed basis based on the projected sales cycle of the underlying product. We typically commit to sales targets and sometimes minimum inventory requirements with our brand partners. In return, we often receive sales rebates from our brand partners. Toward the end of the term, we assess the underlying products’ performance and negotiate with the brand partners on the renewal of the agreement. We constantly optimize our brand partner and product portfolio based on our consumer data and analytics derived from the traffic and interactions on the online stores we operate, on third-party e-commerce platforms and the social media accounts operated by us.

We also provide value-added services to some of our brand partners under the service fee model.  See “– Our Business Model and Services – Services” for details.  We enter into separate service agreements with those brand partners for such services.

Brand Partner Development and Services

Brand partner screening and acquisition

We are highly selective in screening and choosing brand partners.  We primarily focus on brands with global recognition, long and proven track records or leading positions in their respective market segments.  We further screen potential brand partners by analyzing consumer behaviors, including their searches, inquiries and purchases, in the online flagship stores we operate on third-party e-commerce platforms.  Such records reveal the latest trends in consumer demand, allowing us to constantly review and from time to time strategically select brands with products that address the needs of consumers in China.  In addition, we identify brands with significant market potential based on our market insights with a view to developing them into our major brand partners.  Brands are generally willing to consider partnering with us because of our valuable insights into consumer demand, which enables targeted marketing efforts that are more effective and efficient than conventional marketing efforts without the support of consumer data analytics.  To optimize the use of our resources, we also from time to time terminate our partnership with certain brands whose products do not perform as expected.

We also seek to deepen our relationships with existing brand partners by expanding the brand portfolio that they distribute through us.  Four of the ten largest brand partners in terms of revenue contribution in 2019 were under the common control of a global food and beverage company.  At the beginning of 2017, we distributed only one brand owned by this company, and as the relationships deepened, we distributed 11 brands owned by this company as of December 31, 2019.

Brand partner services

Each of our brand partners is assigned an operations team led by an experienced operations director, who is responsible for managing our relationship with the brand partner and provides consultation on the brand partner’s needs. Based on such needs, we provide our brand partners with comprehensive tailored solutions that encompass growth strategies, marketing strategies, design and operation of online stores, online and offline marketing campaigns, consumer management, channel management and supply chain management.

Our Proprietary Brands

In 2016, we acquired two brands to provide tailored products that target underserved market niches, Heng Shou Tang, which is a traditional Chinese herbal tonics brand, and KGC, which is a household healthcare equipment brand that specializes in premium massage chairs.  The products of these two brands are manufactured by third parties with whom we enter into annual manufacturing and supply agreements.  In 2017, 2018 and 2019, combined revenues from the sales of Heng Shou Tang and KGC products were US$7.5 million, US$10.5 million and US$6.0 million, respectively.  In 2019, the combined revenues from the sales of Heng Shou Tang and KGC products represented less than 1.9% of our total net revenues.

Content Generation and Promotional Activities

Content Generation

We partner with over 1,000 healthcare experts and KOLs to generate health and wellness content.  These content generators, who receive a fixed fee from us, provide general advice on trending non-medical health and wellness topics and, based on product information from our brand partners, combine such advice with product recommendations.  The generated content is then vetted by the relevant brand partner and processed by our 138-person contents team, comprising specialists in editing and website design and in-house licensed nutritionists, for publication.  Such content is published as articles and short videos on various social media accounts we operate and sometimes provided to news and information outlets with embedded links to our online stores.  Our contents team receives ongoing training from and supervision by our legal team, ensuring that the content generated complies with the relevant PRC laws and regulations.

Online Promotional Activities

We operate online flagship stores on multiple e-commerce platforms.  See “– Our Business Model and Services” for details.  Our online presence is a crucial component of our sales and marketing strategy and consumer-centric ecosystem, and we use a number of methods to increase site traffic, including conducting sales promotions through the online flagship stores, paying for advertisements tied to certain health and wellness-related keywords on search engines and generating blogs and videos that increase our exposure to target consumers.  In addition, we leverage our data analytics capabilities to conduct targeted marketing.  See “—Technology Infrastructure” for details.

Offline Promotional Activities

We regularly engage in a range of offline promotional activities.  To attract consumers, we host free healthcare presentations given by medical practitioners that are open to the public, and where samples of health and wellness products related to the presentation’s topic are given out for free.  To attract more retailers, we host promotional presentations for our brand partners that are attended by their senior executives.  We also plan to host more offline consumer engagement activities, such as health and wellness presentations, in “lower-tier” cities, townships and rural areas in China to enhance the health consciousness of local consumers, which we believe leads to increased demand for the products we offer.

Fulfillment and Payment

From our years of experience in the cross-border and domestic e-commerce business, we have acquired significant know-how in managing the entire fulfillment process.  We engage third-party warehousing and logistics service providers to ship the products we source from our brand partners to the warehouses we designate.  We store our inventory in facilities occupying an aggregate floor area of approximately 46,000 square meters, comprising the two warehouses we lease and operate in Shanghai and Hangzhou and facilities operated by third-party warehousing and logistics service providers located in different cities in China and different countries, including the United States and South Korea.  We monitor and adjust our inventory level on an ongoing basis based on our sales projections and the shipment schedule of our brand partners.  In the case of cross-border e-commerce, we arrange bulk shipment from our brand partners’ overseas warehouses to cross-border bonded zones in China pending customs clearance.  Once a consumer places an order and makes payment, we clear the products through customs, including making the necessary tax payment, and deliver the products to the consumer.

We deliver products purchased by consumers and retailers nationwide through 16 third-party couriers.  We typically enter into annual service agreements with warehousing and logistics service providers and third-party couriers and assume risks of damage and loss not attributable to the service provider’s fault.

Technology Infrastructure

Our technology infrastructure is critical to our ability to serve consumers, including our data analytic capabilities.  As of December 31, 2019, our technology and information technology team consisted of 57 employees, including core team members with extensive experience with e-commerce and Internet companies in China.

Central to our data analytics capabilities is our enterprise customer resource planning, or ECRP, system.  The ECRP system retrieves orders placed by consumers directly with us and creates a profile for each consumer.  To remove duplicate profiles across different channels, the ECRP system runs a check on IP addresses and contact information, such as mobile number and delivery address.  Based on the order placed, each consumer profile is automatically assigned labels that enable targeted marketing.

Based on our consumers’ historical purchases and responses to our marketing messages, the ECRP system may assign each consumer numerous labels that differentiate their health and wellness needs, brand preferences, purchasing power and level of interest in our promotional activities.  In addition, our data analysts monitor the sales data gathered by the ECRP system on an ongoing basis and identify trends in consumer demand.

We also license from third parties software programs that provide support for other aspects of our operations, including supply chain management, warehousing management and financial accounting.  In addition, we are committed to ensuring the security and reliability of our technology infrastructure and safeguarding our data.  We have adopted comprehensive cybersecurity and system back-up policies and regularly conduct internal audits on compliance with these policies.  We also maintain a data recovery center in Songjiang District, Shanghai in China.  We intend to further invest in our technology infrastructure to support the growth of our business.

Intellectual Property

We regard our trademarks, copyright, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our success.  To protect our proprietary rights in content, services and technology, we rely on trademark, copyright and trade secret protection laws in China.  As of December 31, 2019, we owned 316 registered trademarks, including those relating to our “ECMOHO” brand name and our proprietary brands of “KGC” and “Heng Shou Tang.”  As of the same date, we also owned 29 copyrights, 13 domain names and 11 patents in China and Hong Kong.

We use our brand partners’ names, logos and other marks in connection with marketing and selling their products.  Some of our agreements with our brand partners provide us with licenses, typically coterminous with the agreement, to use their intellectual property for the said purposes; others require that we obtain the brand partner’s consent for specific uses of the brand partner’s intellectual property.  We do not register our brand partners’ trademarks in China on their behalf.

Insurance

We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees.  Additionally, we provide accident insurance and supplementary medical insurance for certain key personnel.  We do not maintain business interruption insurance, product liability insurance or key-man life insurance.  We consider our insurance coverage sufficient for our business operations in China.

Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of our business.  See “Item 3.  Key Information — D.  Risk Factors — Risks Related to Our Business and Industry—We may from time to time become party to litigation, other legal or administrative disputes and proceedings that may materially and adversely affect us” for more information on a lawsuit involving Heng Shou Tang, our proprietary brand.  Except as disclosed in this annual report on Form 20-F, we are currently not a party to any material legal or administrative proceedings.

Regulations

This section summarizes the principal PRC regulations related to our business.

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Health, or the MOH, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAIC, and their respective local offices.

See “Item 3. Key Information — D.  Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of healthcare industry and Internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time.  The most updated Catalog was promulgated by the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries.  The encouraged foreign investment industries were substituted by the Catalog of Industries for Encouraged Foreign Investment (2019 Edition) promulgated on June 30, 2019 and became effective July 30, 2019.  The latter two categories are recently amended by the Special Administrative Measures for Access of Foreign Investments, or the Negative List 2019.  Any industry not listed in the Negative List 2019 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations.  According to the Negative List 2019, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center) is restricted for foreign investment.

On September 3, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, passed the Decision of the Standing Committee of the National People’s Congress on Revising Four Laws including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, or the Decision, which became effective on October 1, 2016.  According to the Decision, the establishment, operation period and its extension, breakup, merger or any other major changes of a foreign-invested enterprise, or the FIE, in a sector not subject to special entry administrative measures will be simplified by going through government record-filing instead of a government approval process.  According to the Announcement of the NDRC and the MOFCOM [2016] No.22 issued on October 8, 2016, the special entry administrative measures shall be applicable and implemented to the restricted foreign investment industries, prohibited foreign investment industries and encouraged foreign investment industries which have requirements as to shareholding and qualifications of senior management stipulated in the then-effective Catalog.

Foreign Investment Law

On March 15, 2019, the SCNPC promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations.  The organizational form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law.  Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, or the Implementation Regulations, which became effective on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation.  Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020.  Pursuant to these measures, where a foreign investor carries out investment activities in China, directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation.  Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures.  If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

Regulations Relating to Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016.  The FITE Regulations stipulate that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC.  Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE.  In addition, the major foreign party to be the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business.  The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and the MOFCOM or their authorized local branches, which retain considerable discretion in granting approvals.  Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the ultimate equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalog of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII, which is the predecessor of the MIIT, promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII.  Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the FITE must be established to apply for the relevant telecommunications business licenses.  In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China.  Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders.  The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license.  The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative system for information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities of information safety.

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC laws governing telecommunications services, and set out the general framework for the provision of telecommunications services by domestic PRC companies.  The Telecom Regulations require that telecommunications services providers shall obtain operating licenses prior to commencing operations.  The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services.  The Telecom Catalog, promulgated by the MII on February 21, 2003, amended by the MIIT on December 28, 2015 and June 6, 2019 and issued as an attachment to the Telecom Regulations, identifies Internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective in September 1, 2017, to supplement the Telecom Regulations.  The Telecom License Measures require that an operator of value-added telecommunications services obtain a value-added telecommunications business operating license from the MIIT or its provincial level counterparts.  The term of a value-added telecommunications business license is five years and subject to annual inspection.

Internet Information Services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011.  Under the ICP Measures, the Internet information service is categorized into commercial Internet information services and non-commercial Internet services.  The operators of non-commercial Internet information services must file with relevant governmental authorities and operators of commercial Internet information services in China must obtain a license for Internet information provision, or the ICP License, from the relevant governmental authorities, and the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device, and must also comply with relevant laws and regulations and obtain the approval from competent governmental authorities.

Internet information service providers are required to monitor their websites.  They may not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations, and must stop providing any such content on their websites.  The PRC government may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the Internet information service provider in providing Internet information services shall be registered and owned by such Internet information service provider, and if the Internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Mobile Internet Applications Information Services

On June 28, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016.  Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through Internet mobile applications any content prohibited by laws and regulations.  The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications.

Regulations Relating to Medical Devices Operation and Service

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council on January 4, 2000 and amended on March 7, 2014 and May 4, 2017, respectively, and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which was promulgated by the State Food and Drug Administration, or the SFDA, the predecessor of the China Food and Drug Administration, or the CFDA, on July 30, 2014 and amended on November 17, 2017 and other relevant laws and regulations, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories.  Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively.  An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities, etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices.  The valid term of a medical devices operation permit is five years.

Regulations Relating to Online Operation of Drugs and Medical Devices

Internet Drug Information Service

The Administrative Measures for Internet Drug Information Service, or the Internet Drug Measures, was promulgated by the SFDA on July 8, 2004 and amended by the CFDA on November 17, 2017, pursuant to which the Internet drug information service means service activities of providing online users with drug (including medical device) information via Internet and is divided into commercial Internet drug information services and non-commercial Internet drug information services.  The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the CFDA.  The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant governmental authorities.

Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations.  No product information of narcotic drugs, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be published on the website.  In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts.

Online Sales of Medical Device

Under PRC laws and regulations, the medical devices are allowed to be sold online in general.

On December 20, 2017, the CFDA promulgated the Measures for the Administration and Supervision of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective on March 1, 2018.  According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises that have obtained a medical devices production license or operation license or have been filed for record, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Service Qualification Certificate.  Enterprises engaged in online sales of medical devices and providers of third-party platforms providing online trading service for medical devices shall take technical measures to ensure that the data and materials of online sales of medical devices are authentic, complete and traceable, for example, the records of sales information of medical devices shall be kept for two years after the lifetime of the medical devices, and for no less than five years in case of no lifetime limit, or be kept permanently in case of implanted medical devices.

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC, the predecessor of the General Office of the State Administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the Internet (including mobile Internet).  It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators.  Furthermore, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platform operators.  These measures impose more stringent requirements and obligations on third-party platform operators.  For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license.  Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms to avoid misleading the consumers.

After the issuance of Online Trading Measures, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry.

For example, the Ministry of Finance, or the MOF, the General Administration of Customs, or the GAC, and the SAT issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports on March 24, 2016, which became effective on April 8, 2016 and the Circular on Improving Tax Policies for Cross-Border E-commerce Retail Imports on November 29, 2018, which became effective on January 1, 2019, to regulate cross-border e-commerce trading and introduced the concept of the List of Imported Commodities Retailed through Cross-Border E-commerce, or the Cross-Border E-Commerce Goods List, which has been issued and updated by the three authorities together with other relevant authorities from time to time.  The Cross-Border E-Commerce Goods List has been recently updated in December 2019 and the Circular on Improving the Regulation of Cross-border E-commerce Retail Imports issued by the MOFCOM, the NDRC, the MOF, the GAC, the SAT and the SAIC in November 2018 to further implement the rules and pursuant to which, qualified retail imported goods on cross-border e-commerce platforms shall be treated as personal items which are not subject to stricter regulations and higher tax rates applicable to normal imported goods in 37 cross-border e-commerce trial cities.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, which took effect on January 1, 2019.  The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s E-Commerce business and clarified the obligations of the operators of E-Commerce platforms and the possible legal consequences if operators of E-commerce platforms are found to be in violation of legally prescribed obligations.  For example, pursuant to the E-Commerce Law, an operator of an E-commerce platform shall give appropriate reminders to and provide convenience for the operators on its platform who have not completed the formalities for the registration of market entities to complete such formalities.  Also, an operator of an E-commerce platform is legally obligated to verify and register the information of the business operators on its platform, prepare emergency plans in response to possible cyber security incidents, keep the transaction information for no less than three years from the date on which the transaction has been completed, establish rules on the protection of intellectual property rights and conform to the principle of openness, fairness and justice.  Violation of the provisions of the E-Commerce Law may entail being ordered to make corrections within a prescribed period of time, confiscation of gains illegally obtained, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

Regulations Relating to Food Business

The Food Safety Law of the People’s Republic of China, which was effective as from June 1, 2009 and amended by the SCNPC on April 24, 2015, December 29, 2018, and became effective on the same date, and the Implementation Regulations of the Food Safety Law of the People’s Republic of China, which took effect as from July 20, 2009 and were amended by the State Council on February 6, 2016 and October 11, 2019, regulate food safety and set up a system of the supervision and administration of food safety and adopt food safety standards.  The State Council implements a licensing system for the food production and transaction.  To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws.  Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, formula foods for special medical purposes and infant formula foods.

The Administrative Measures for Food Operation Licensing, promulgated by the CFDA on August 31, 2015 and amended on November 17, 2017, regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety.  Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities.  The valid term of a food business license is five years.

According to the Administration Measures of Health-care Food Products issued by the Ministry of Health, or the MOH, on March 15, 1996, any food claimed to have the effect of healthcare must be identified by the MOH.

Regulations Relating to Product Quality and Consumers’ Protection

According to the Product Quality Law of the People’s Republic of China, which was effective as from September 1, 1993 and amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale.  Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones.  For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the People’s Republic of China, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services.  The consumers whose interests have been damaged due to the products or services that they purchase or accept on the Internet trading platforms may claim damages to sellers or service providers.  Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms.  Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures, must bear joint and several liabilities with the sellers or service providers.  Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations Relating to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government.  According to the Pricing Law of the People’s Republic of China, or the Pricing Law, promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly.  Business operators may not sell products at a premium or charge any fees that are not explicitly indicated.  Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators.  Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines.  The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.

Regulations Relating to Management of Importing Goods

According to the Customs Law of the People’s Republic of China, promulgated by the SCNPC on January 22, 1987, amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016 and November 4, 2017, and became effective as from November 5, 2017, unless otherwise provided for, the declaration of import or export commodities and the payment of duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs.  The consignees and consignors for imported or exported commodities and the customs brokers engaged in customs declaration shall register with the Customs for their declaration activities in accordance with the laws.  The declaration of inward and outward articles and payment of duties on them may be made by the owners of the articles themselves or by the persons they have entrusted with the work.

According to the Foreign Trade Law of the People’s Republic of China, promulgated by the SCNPC on May 12, 1994, amended on April 6, 2004 and November 7, 2016, and effective as from November 7, 2016, and the Measures for the Archival Filing and Registration of Foreign Trade Business Operators, promulgated by the MOFCOM on June 25, 2004 and became effective on July 1, 2004 and further revised on August 18, 2016 and November 30, 2019, foreign trade operators engaged in goods or technology import and export shall go through the registration for record formalities with the MOFCOM or its entrusted institutions, except for those that are exempted from the registration for record formalities in accordance with the laws, administrative regulations and the rules of the MOFCOM.  Customs will decline to carry out customs clearance and inspection procedures for the import and export of goods for operators that fail to go through the registration for record formalities.

Pursuant to the Notice of the Ministry of Commerce on Relevant Issues Concerning the Filing and Registration of Right to Foreign Trade of Foreign-invested Enterprises issued by the MOFCOM on August 17, 2004 and effective as of the same date, any FIEs established after July 1, 2004 that engage in import or export of self-use or self-produced goods and technologies of this enterprise need not go through the registration for record formalities for foreign trade operators.

The principal regulations on the inspection of import and export of commodities are set out in the Import and Export Commodity Inspection Law of the People’s Republic of China promulgated by the SCNPC on February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018 and December 29, 2018 and its implementation rules.  According to the aforesaid laws and regulations, the imported and exported commodities that are subject to compulsory inspection listed in the catalog compiled by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC shall be inspected by the commodity inspection authorities, and the imported and exported commodities that are not subject to statutory inspection shall be subject to random inspection.  Consignees and consignors or their entrusted agents may apply for inspection to the commodity inspection authorities.

Pursuant to the Administrative Measures for the Import and Export of Goods of the People’s Republic of China which were issued by the State Council on December 10, 2001 and became effective on January 1, 2002, the PRC government implements a unified administrative system for the import and export of goods, which allows free import and export of goods and maintains the fairness and orderliness of the import and export of goods according to law.  Unless clearly provided in laws and administrative regulations that the import or export of goods is forbidden or restricted, no entity or individual may establish or maintain prohibitive or restrictive measures over the import and export of goods.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the People’s Republic of China promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009 and August 26, 2019, and which took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties.  Both lessor and lessee are also required to register the lease with the real estate administration department.  If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the Contract Law of the People’s Republic of China, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor.  Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid.  The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor.  In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Property Law of the People’s Republic of China, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage, and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the People’s Republic of China, or the Advertising Law, which was recently revised on April 24, 2015, October 26, 2018 and became effective on the same date.  The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorser, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content.  Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine ranging from RMB200,000 to RMB1,000,000; in severe circumstances, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year.  In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine ranging from RMB200,000 to RMB1,000,000, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, regulating the Internet-based advertising activities, were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016.  According to the Internet Advertising Measures, Internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such.  Publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users.  It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

The Interim Administrative Measures for the Examination of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes, released by the SAIC on December 24, 2019 and which became effective on March 1, 2020, stipulates that advertisements for drugs, medical devices, health food and formula food for special medical purposes shall be examined and approved by market regulation departments or drug administrative departments at provincial level.

Regulations Relating to Internet Information Security and Privacy Protection

PRC governmental authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure, and which includes the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013.  Internet information in China is regulated and restricted from a national security standpoint.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users regulate the collection and use of users’ personal information in the provision of telecommunications services and Internet information services in the PRC.  Telecommunication business operators and Internet service providers are required to institute and disclose their own rules for the collecting and use of users’ information.  Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential.  Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.  Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.  Once users terminate the use of telecommunications services or Internet information services, telecommunications business operators and Internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc.  of the use of services by the users.  Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and which took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including, but not limited to, the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the People’s Republic of China issued by the SCNPC became effective, pursuant to which, any Internet service provider that fails to comply with obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances.  Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtains any personal information is subject to criminal penalty in severe circumstances.

On June 1, 2017, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data.  The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of Internet service providers, which include, but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties.  Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities.

On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children's Personal Information, which became effective on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents.  Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names.  China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001 and February 26, 2010, respectively.  The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products.  In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China.  The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes.  Registered trademarks are valid for ten years from the date the registration is approved.  A registrant may apply to renew a registration within twelve months before the expiration date of the registration.  If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted.  If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered.  Renewed registrations are valid for ten years.  On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000 and December 27, 2008, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas.  The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”.  Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application.  The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.  An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable.  Third Parties must obtain consent or a proper license from the patent owner to use the patent.  Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On May 28, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration which took effect on May 29, 2012 setting forth the detailed rules for registration of domain names.  On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017.  The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “CN”.  The CNNIC issued the Measures of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes on September 9, 2014, which took effect on November 21, 2014, pursuant to which domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996.  Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements.  By contrast, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC.  FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015.  According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16.  The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions.  The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) that can be settled at the banks based on the actual operational needs of the domestic institutions.  The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%.  Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises.  The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28.  Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations.  In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.  Payments for transactions that take place within the PRC must be made in RMB.  Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Company Law of the PRC last amended in 2018, the Foreign Investment Law issued in 2019 and the Implementation Regulations for the Foreign Investment Law effective in January 2020.  Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital.  These reserve funds, however, may not be distributed as cash dividends.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which became effective on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.  In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions.  SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.  However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.  In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.  Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE.  All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds.  The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans.  Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.  The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.  Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7.  The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698.  The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets.  For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise.  The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose.  However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets.  On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7.  The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017.  According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income.  Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form.  Equity net value shall mean the tax computation basis for obtaining the said equity.  The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity.  Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly.  When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits, etc.  of the investee enterprise, which may be distributed in accordance with the said equity.  In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents.  If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation.  Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor.  In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them.  The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC.  However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008.  However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the

Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018.  If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT.  Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services.  On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%.  Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nationwide application in 2013.  According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services.  The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees.  If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract.  The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations.  In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract.  Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013.  Pursuant to the amended Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a full-time employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed a certain percentage of total number of employees.  “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons.  According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the MOHRSS on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016, and (iii) such plan shall be filed with the local bureau of human resources and social security.  Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012.  In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

Regulations Relating to M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009.  The M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex.  For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

C.  Organizational Structure.

We conduct our business in China through our various subsidiaries and variable interest entities.  As of December 31, 2019, our variable interest entities in China were Yang Infinity and Shanghai Yibo.  In April 2020, we divested our interests in Xianggui (Shanghai) Biotechnology Co., Ltd., which is the PRC subsidiary party to the contractual arrangements with Yang Infinity and its subsidiary Yinchuan Xianggui Internet Hospital Co., Ltd.  See “Item 4. Information on the Company – A. History and Development of the Company – Divestment of our interest in the XG Health platform” and “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Divestment of equity interest in Xianggui Shanghai” for more information.

The following diagram illustrates our corporate structure and the place of incorporation of each of our company, significant subsidiaries, and variable interest entity as of the date of this annual report on Form 20-F.

ECMOHO Limited
(Cayman Islands)
ECMOHO (Hong Kong) Health Technology Limited
(Hong Kong)
100%
100%
100%
100%
ECMOHO (Hong Kong) Limited
(Hong Kong)
ECMOHO Co., Ltd.
(Japan)
ECMOHO Co., Ltd.
(Korea)
Yiling (Shanghai) Information Technology Co., Ltd.
(PRC)
100%
Import-It Corp.
(BVI)
97.5%
100%
Shanghai ECMOHO Health Biotechnology Co., Ltd.
(PRC)
2.5%
Yipinda (Shanghai) Health Technology Co., Ltd.
(PRC)
(1)
100%
100%
100%
100%
100%
Jianyikang Health Technology (Shanghai) Co., Ltd.
(PRC)
Shanghai Tonggou Information Technology Co., Ltd.
(PRC)
Hangzhou Duoduo Supply Chain Management Co., Ltd.
(PRC)
Shanghai ECMOHO Health Technology Co., Ltd.
(PRC)
Yijiasancan (Shanghai) E-commerce Co., Ltd.
(PRC)
Shanghai Yibo Medical Equipment Co., Ltd.(1)
(PRC)
70%
100%
100%
Shanghai Hengshoutang Health Technology Co., Ltd.
(PRC)
Shanghai Jieshi Technology Co., Ltd.
(PRC)
Shanghai Yuyun Information Technology Co., Ltd.
(PRC)
100%
Qinghai Hengshoutang Plateau Medicine Co., Ltd.
(PRC)
Equity ownership
Contractual arrangements

(1)

Contractual arrangements include an exclusive technology consulting and service agreement, powers of attorney, an equity pledge agreement, an exclusive call option agreement and spousal consent letters.

(2)	Shanghai Yibo Medical Equipment Co., Ltd. is our variable interest entity in China, and is 50% owned by Ms. Wang and 50% owned by Mr. Zeng, our co-founders.

Contractual Arrangements with Our Variable Interest Entity

PRC laws and regulations impose restrictions on foreign ownership and investment in, among other areas, Internet-based businesses such as provision of online information and other value-added telecommunications services.  Similar to all other entities with foreign-incorporated holding company structures in our industry in China, over the course of fiscal year 2019, we operated our Internet-based business in the PRC through our subsidiaries and two variable interest entities, Shanghai Yibo and Yang Infinity.  To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with Shanghai Yibo and Yang Infinity, which are wholly owned by PRC citizens.  Over the course of fiscal year 2019, our variable interest entities held, and Shanghai Yibo continues to hold, where applicable, the ICP licenses and other regulated licenses and operates our Internet-based business in which foreign investment is restricted or prohibited.

Based on these contractual arrangements, we are able to:

•	exercise effective control over the variable interest entity;
•	receive substantially all of the economic benefits from the variable interest entity; and
•	have an exclusive option to purchase all or part of the equity interest in the variable interest entity when, and to the extent, permitted by PRC law.

As a result of these contractual arrangements, over the course of fiscal year 2019, we have become the primary beneficiary of our variable interest entities under U.S. GAAP.  We have consolidated the financial results of our variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.  Up to December 31, 2019, the operations of our variable interest entities were still in a preliminary stage and had immaterial impact on the consolidated financials of our business.

As described in “Item 4. Information on the Company – A. History and Development of the Company – Divestment of our interest in the XG Health platform,” in April 2020, we divested our 60% equity interests in Xianggui Shanghai and, thereby, the contractual arrangements with Yang Infinity, one of our variable interest entities, and its wholly owned subsidiary Yinchuan Xianggui.  The following summary of the contractual arrangements with our variable interest entity and its shareholders refers to Shanghai Yibo only.

Agreements That Allow Us to Receive Substantially All Economic Benefits from Our Variable Interest Entity

Exclusive Technology Consulting and Service Agreements.  Under the exclusive technology consulting and service agreement between ECMOHO Shanghai and Shanghai Yibo, ECMOHO Shanghai has the exclusive right to provide to Shanghai Yibo consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support.  ECMOHO Shanghai has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement.  In exchange, Shanghai Yibo agrees to pay ECMOHO Shanghai an annual service fee, at an amount that is agreed by ECMOHO Shanghai.  Unless ECMOHO Shanghai provides valid notice of termination 90 days prior to the term of agreement ending, this agreement will remain effective for 10 years to be automatically renewed for another 10 years thereafter.

Agreements That Provide Us with Effective Control over Our Variable Interest Entity

Powers of Attorney.  Each of the shareholders of Shanghai Yibo has executed a power of attorney to irrevocably appoint ECMOHO Shanghai or its designated person as its attorney-in-fact to exercise all of its rights as a shareholder of Shanghai Yibo, including, but not limited to, the right to convene and attend shareholder meetings, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of Shanghai Yibo.  Each power of attorney will remain in force for so long as the controlling shareholders remain the shareholders of Shanghai Yibo.

Equity Pledge Agreements.  Pursuant to the equity pledge agreement among ECMOHO Shanghai, Shanghai Yibo, and the shareholders of Shanghai Yibo, the shareholders pledged all of their equity interests in Shanghai Yibo to guarantee their and Shanghai Yibo’s performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney.  In the event of a breach by Shanghai Yibo or its shareholders of contractual obligations under these agreements, ECMOHO Shanghai, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Yibo.  The shareholders of Shanghai Yibo also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests.  During the term of the equity pledge agreement, ECMOHO Shanghai has the right to receive all of the dividends and profits distributed on the pledged equity interests.  The equity pledge for our variable interest equity has been registered with local PRC authorities.

Spousal Consent Letters.  Pursuant to the spousal consent letter, each of the respective spouse of the shareholders of Shanghai Yibo, unconditionally and irrevocably agreed that the equity interest in Shanghai Yibo held by and registered in the name of his/her spouse will be disposed of pursuant to the equity pledge agreement, the exclusive call option agreement and the power of attorney.  The spouse agreed not to assert any rights over the equity interest in Shanghai Yibo held by his/her spouse.  In addition, in the event that the spouse obtains any equity interest in Shanghai Yibo held by his/her spouse for any reason, the spouse agreed to be bound by the contractual arrangements.

Agreements That Provide Us with the Option to Purchase the Equity Interests in Our Variable Interest Entity

Exclusive Call Option Agreements.  Pursuant to the exclusive call option agreement between ECMOHO Shanghai, Shanghai Yibo and its shareholders, the shareholders of Shanghai Yibo irrevocably grant ECMOHO Shanghai an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of the equity interests in Shanghai Yibo.  The purchase price shall be the lowest price permitted by applicable PRC law.  In addition, Shanghai Yibo has granted ECMOHO Shanghai an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of Shanghai Yibo’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher.  The shareholders of Shanghai Yibo undertake that, without our prior written consent or the prior written consent of ECMOHO Shanghai, they may not increase or decrease the registered capital, dispose of its assets, incur any debt or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties.  The exclusive call option agreement will remain effective until all equity interest in Shanghai Yibo held by its shareholders and all assets of Shanghai Yibo are transferred or assigned to ECMOHO Shanghai or its designated representatives.

In the opinion of Commerce & Finance Law Offices, our PRC counsel, the ownership structure of our variable interest entity currently does not result in any violation of the applicable PRC laws or regulations currently in effect, and the agreements under the contractual arrangements among us, our variable interest entity and its shareholders are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws and regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC counsel, Commerce & Finance Law Offices, advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.  If the PRC government finds the agreements that establish our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations.  See “Item 3.  Key Information — D.  Risk Factors — Risks Related to Our Corporate Structure” and “Item 3.  Key Information — D.  Risk Factors — Risks Related to Doing Business in the People’s Republic of China.”

In addition, the shareholders of our VIE, Ms. Zoe Wang and Mr. Leo Zeng, may have potential conflicts of interest with us.  These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it.  See “Item 3.  Key Information — D.  Risk Factors — Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Our corporate headquarters are located in Shanghai.  We also lease office space in Hangzhou and warehouse space in Shanghai and Hangzhou.  As of December 31, 2019, we leased an aggregate of approximately 6,500 square meters of office space and an aggregate of approximately 46,000 square meters of warehouse space.  We believe that our existing properties and facilities are generally adequate for our current needs, but we expect to seek additional space as needed to accommodate our future growth.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations should be read together with the information included under “Item 3. Key Information – A. Selected Financial Data,” “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document.  This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors.”  Actual results may differ materially from those contained in any forward-looking statements.

Overview

We generate revenues from product sales and services.  Product sales revenues are generated through sales to consumers and to retailers, as well as sales from consignment arrangements with certain e-commerce platforms.  Services revenues primarily consist of the fixed project-based service fees we charge our brand partners value-added services, such as marketing solutions.  Our total net revenues grew by 102.6% from US$98.2 million in 2017 to US$199.0 million in 2018 and 65.6% from US$ 199.0 million in 2018 to US$329.5 million in 2019.  Product sales revenues represented 97.3%, 88.5% and 91.7% of our total net revenues in 2017, 2018 and 2019, respectively.  Our net income attributable to ECMOHO Limited was US$2.8 million, US$6.1 million and US$2.3 million in 2017, 2018 and 2019, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors driving China’s health and wellness industry, including:

•	rising spending power and health awareness;
•	an aging population and increasing life expectancy;
•	prevalence of health issues and chronic diseases; and
•	increased demand for trustworthy health and wellness products.

Our results of operations are affected by the increasing penetration of mobile Internet and e-commerce.  In addition, our results of operations are affected by company-specific factors, including the following:

•

Our ability to expand our product and service offerings.  We mainly generate our revenues by selling products to consumers and retailers and providing services primarily to brand partners.  Our ability to expand our product and service offerings is therefore critical to the growth of our revenues.

•

Our ability to retain and attract consumers.  Consumers are central to all of our sources of revenue.  They purchase products from us or from retailers with whom we have supply agreements and, through their purchases, provide us with market insights that allow us to provide marketing solutions to our brand partners.  We would need to retain existing and attract new consumers to maintain and grow our revenues.

•

Our ability to retain and attract brand partners, retailers and content generators.  Brand partners, retailers and content generators are crucial to our ability to provide consumers with quality products and trustworthy content.  See “Item 4.  Information on the Company — B.  Business Overview” for additional information.  We would need to continue to attract new brand partners, retailers and content generators to grow our ecosystem and revenues.

•

Our ability to manage growth, control costs and manage working capital.  Our business growth will result in substantial demands on our management, operational, technological, financial and other resources.  Our ability to control cost is key to our success.  In addition, our ability to gain better insight into inventory turnover and sales patterns, which allows us to optimize the use of our working capital, may also affect our financial condition and results of operation.

Key Components of Results of Operations

Net Revenues

We generate revenues from product sales and services.  Product sales revenues are generated through sales to consumers and retailers, such as third-party e-commerce platforms as well as sales from consignment arrangements with certain e-commerce platforms.  Services revenues primarily consist of the fixed project-based service fees we charge our brand partners for our value-added services, such as designing and running online stores and organizing offline marketing activities.  We recorded revenues net of return allowances, value-added tax and sales incentives, if any.  See “Item 4.  Information on the Company — B.  Business Overview — Our Business Model and Services” for additional information.

The following table sets forth the components of our net revenues for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Product sales	95,573	97.3%	176,098	88.5%	302,099	91.7%
Services	2,665	2.7	22,917	11.5	27,381	8.3
Total	98,238	100.0%	199,015	100.0%	329,480	100.0%

We expect our net revenues to increase as we continue to expand our brand partner portfolio and product and service offerings.  Services revenues, as a percentage of our total net revenues, increased from 2.7% in 2017 to 11.5% in 2018, as we set up a dedicated services team in May 2018 to better serve our existing brand partners’ needs for marketing solutions and to acquire new brand partners, and declined to 8.3% in 2019 as we experienced faster growth in our product sales revenue.

Cost of Revenues

Cost of revenues consists of cost of product sales and cost of services.  Cost of product sales is comprised of the purchase price of the products sourced from our brand partners, purchase rebates and inventory write-downs.  Cost of services consists of (i) advertising and promotion fees paid to third parties and (ii) employee wages and benefits, both attributable to the provision of value-added services to our brand partners.

The following table sets forth a breakdown of our cost of revenues:

	Year ended December 31,
	2017		2018		2019
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Cost of product sales	68,262	98.8%	128,846	91.9%	242,973	94.4%
Cost of services	862	1.2	11,307	8.1	14,458	5.6
Total	69,124	100.0%	140,153	100.0%	257,431	100.0%

We expect our cost of revenues to increase in line with the growth in our total net revenues.

Gross Profit

The following table sets forth our gross profit and gross margin for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	(in thousands of U.S. dollars, except percentages)
Gross profit	29,114	58,862	72,049
Gross margin	29.6%	29.6%	21.9%

A key factor affecting our gross margin is the relative revenue contribution of product sales to certain major e-commerce platforms.  Products sold to these e-commerce platforms generate a lower gross margin due to the volume discount we offer.  Our operating margin, however, is not affected by this factor to the same degree because products sold to these e-commerce platforms incur a smaller amount of sales and marketing expenses and fulfillment expenses per unit than products sold to other customers, which offsets the difference in unit price.  Another factor affecting our gross margin is the relative contribution of each product in our total revenue mix.  Historically, health supplements have generated higher gross margin while food, water and personal care products have generated lower gross margins.

Operating Expenses

Our operating expenses consist of fulfillment expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses.  The following table sets forth the components of our operating expenses for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Fulfillment expenses	6,217	23.7%	13,097	25.5%	16,957	25.2%
Sales and marketing expenses	15,529	59.2	27,462	53.5	40,206	59.6
General and administrative expenses	4,004	15.3	9,069	17.7	8,497	12.6
Research and development expenses	485	1.8	1,669	3.3	1,808	2.7
Other operating income	—	—	—	—	(35)	(0.1)
Total operating expenses	26,235	100.0%	51,297	100.0%	67,433	100%

Fulfillment expenses primarily consist of warehousing, shipping and handling costs for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, and customs clearance expenses.  We expect our fulfillment expenses to increase in line with the growth of our product sales revenues.

Sales and marketing expenses primarily consist of advertising costs for the products we offer, employee wages and benefits for our sales and marketing staff, storefront fees paid to e-commerce platforms on which we operate and represent a pre-determined percentage of our sales revenues on these platforms, and travel and entertainment expenses.  We expect our sales and marketing expenses to grow in line with the growth of our total net revenues.

General and administrative expenses mainly consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, amortization of both intangible assets and leasehold improvement, and other corporate overhead costs.  We expect our general and administrative expenses to increase over time but at a lower rate than the growth of our total net revenues.

Research and development expenses principally consist of employee wages and benefits for research and development personnel, general expenses and depreciation expenses associated with research and development activities.  We expect our research and development expenses to increase over time as we take on new business initiatives to support the growth of our business, but at a lower rate than the growth of our total net revenues.

Net Income Attributable to ECMOHO Limited

Our net income attributable to ECMOHO Limited consists of our net income less our net income/(loss) attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders.  Our net income attributable to ECMOHO Limited was US$6.1 million and US$2.3 million in 2018 and 2019, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands.  Under the current tax laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

Hong Kong

Before 2019, our subsidiaries incorporated in Hong Kong were subject to Hong Kong profit tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong.  Effective 2019, the applicable income tax rate was changed to 8.25% for profits of up to HK$2.0 million and 16.5% for the remainder of the taxable income.  Hong Kong does not impose a withholding tax on dividends.

China

Income Tax.  According to the EIT Law, which was promulgated on March 16, 2007 and amended in 2017, and its implementing rules, an income tax rate of 25% generally applies to all enterprises incorporated in the PRC.  Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.  Although we believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes, PRC income tax at a rate of 25% would generally be applicable to our worldwide income if we were to be considered a PRC resident enterprise.

Dividend Withholding Tax.  According to the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%, but a lower withholding tax rate may be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company.  A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to a 5% withholding tax rate under the Double Tax Avoidance Arrangement, if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends.  However, the PRC tax authorities will review preferential tax treatment and grant such treatment on a case-by-case basis.  Therefore, if such Hong Kong holding company is not considered the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%.

Value-Added Tax.  Our product sales revenues were subject to value-added tax at a rate ranging from 10% to 17% in 2018.  Since April 1, 2019, our product sales revenues have been subject to value-added tax at a rate ranging from 9% to 13%.  Our services revenues are subject to value-added tax at a rate of 6%.  We are also subject to surcharges on value-added tax payments in accordance with PRC law.  See “Item 4.  Information on the Company – B.  Business Overview – Regulations – Regulations Relating to Taxation – Value-added tax” for details.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions.  We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances.  Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.  Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

Our principal accounting policies are set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.  We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.  When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We adopted ASC 2014-09 and its amendments (together, “ASC 606”) for all periods presented.  According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.  We follow five steps in revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are derived from (i) product sales and (ii) providing services including online store operating services, promotion and marketing services primarily to our brand partners and certain other brand customers.

When either party to a contract has performed, we present the contract on the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.  A receivable is recorded when we have an unconditional right to consideration.  A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.  A contract asset is recorded when we have transferred products to the customer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract.  No contract asset was recorded as of December 31, 2018 or 2019.

If we recognize a receivable before we transfer products to the customer, we will defer revenue recognition, which is also defined as a contract liability under the new revenue guidance.  A contract liability is recorded when our obligation to transfer goods or services to a customer has not yet occurred but we have received consideration from the customer.  We present such amounts as advances from customers on the consolidated balance sheet.

Product sales

Product sales revenues, other than those generated under consignment arrangements discussed below, are recognized when consumers or retailers physically accept the products, which is when the control of products is transferred, and are recorded net of return allowances, value-added tax and sales incentives, if any.  Shipping and handling charges are included in total net revenues.  We typically do not charge shipping fees on orders exceeding a certain sale amount.  Shipping and handling costs are considered fulfillment expenses and presented as part of our operating expenses.

We also enter into arrangements with certain e-commerce platforms pursuant to which we retain control over the goods until a sale is made to the end-consumer.  We believe such arrangements constitute consignment arrangements under ASC 606-10-55-80, because (i) we do not relinquish control of the products, even though they are in the physical possession of the e-commerce platforms, and the products are considered our inventory until they are sold to end-consumers; (ii) we retain the right to require the return of the products held with e-commerce platforms; and (iii) the online platforms have no obligation to pay for the products that are in its physical possession.

Revenues generated through such consignment arrangements are recognized when sales are made to end customers and controls are transferred to end customers upon their acceptance in accordance with the sales report provided by the e-commerce platforms.  Such revenues reflect the consideration paid by end-consumers and do not take into account the sales commissions we pay to the relevant e-commerce platform, which are recorded as sales and marketing expenses.

Services

We offer our brand partners and certain other customers marketing solutions tailored to their needs and charge fixed project-based fees, including designing and operating online stores, running online promotional events, organizing online and offline marketing campaigns featuring social media influencers and circulating marketing messages to end-consumers.

For services provided to customers, depending on the terms of the contract and the laws that apply to the contract, control of the services may be transferred over time or at a point in time.  Control of the services is transferred over time if our performance:

•	provides all of the benefits received and consumed simultaneously by the customer;
•	creates and enhances an asset that the customer controls as we perform; or
•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation.  Otherwise, revenue is recognized at a point in time when the customer obtains control of services.

With respect to our marketing services, the length of the periods over which services are provided is generally within months, we recognize such revenues when service is rendered and a service report is delivered to the customer, which marks the time when control of the service output has passed to the customer.

Consideration from our brand partners is considered to be in exchange for distinct services that we transfer to the brand partner, as (i) services provided to brand partners can be sufficiently separable from our procurement of products from those brand partners, (ii) consideration from the brand partner represents the standalone selling price of such services, and (iii) the fees do not represent reimbursement of costs incurred by us to sell the brand partner’s products.  We account for the service in the same way that it accounts for sales to other customers and revenues generated from these service arrangements are recognized on a gross basis and presented as services revenue on the consolidated statements of comprehensive income.

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.  For the years ended December 31, 2017, 2018 and 2019, respectively, no incremental cost was capitalized as assets.

Since there is no difference between the amount of promised consideration and the price of our products or services, and the actual length of time between our transfer of products or services to our customers and the payment for those products or services is less than one year, we have concluded that there is no significant financing component in place within our product sales or service arrangements as a practical expedient in accordance with ASC 606-10-32-18.

Revenue recognition for products sales and services does not require us to exercise significant judgment or estimate.

Sales returns

We generally offer consumers an unconditional right of return for a period of seven days upon receipt of products.  We also offer certain retailers various rights of return after the acceptance of products.  Return allowances, which reduce revenue and costs of sales, are estimated by categories of return policies offered to consumers and retailers, based on our historical data and subject to adjustments to the extent that actual returns differ or are expected to differ.

Sales incentives

We provide sales rebates to certain third-party online platforms/secondary distributors based on their purchase volume, which are accounted for as variable consideration.  We estimate these amounts based on the expected amount to be provided to the third-party online platforms/secondary distributors considering the contracted rebate rates and estimated sales volume based on significant management judgments according to historical experience such as the likelihood of reaching the purchase thresholds and sales forecasts, and account for it as a reduction of the transaction price.

Significant judgement is required to estimate sales incentives.  Changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized.  As a measure of sensitivity, for every 1% of additional sales incentives over management’s estimates as of December 31, 2017, 2018 and 2019, net revenue of Group would be US$9.3 thousand, US$25.1 thousand and US$48.4 thousand lower than the amount recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost elements of our inventories comprise the purchase price of products, purchase rebates, shipping charges to receive products from the suppliers when they are embedded in the purchase price.  Cost is determined using the weighted average method.  Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value.  Certain factors could impact the realizable value of inventories, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions.  The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors.  The provision or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results.  If actual market conditions are more favorable, we may have higher gross margin when products that have previously been reserved or written down are eventually sold.

As a measure of sensitivity, for every 1% of additional inventory valuation allowance as of December 31, 2017, 2018 and 2019, we would have recorded an additional cost of sales of approximately US$12.1 thousand, US$6.4 thousand and US$11.9 thousand for the years ended December 31, 2017, 2018 and 2019, respectively.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method.  Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.  The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.  The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change.  A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Share-based compensation and valuation of our ordinary shares

Share-based compensation expenses are measured at the grant date and categorized as either sales and marketing expenses or general and administrative expenses, depending on the job functions of the grantees.

For the restricted share units granted with service conditions, compensation expense is recognized using the straight-line method over the requisite service period.  Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

For the restricted share units granted with performance conditions whose vesting is contingent upon meeting company-wide performance goals, compensation expenses are recognized using graded vesting method over the requisite service period in accordance with ASC 718 and will be adjusted for subsequent changes in the expected outcome of the performance-vesting condition.  For the restricted share units granted with service conditions and the occurrence of an initial public offering as a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition will be recorded upon the completion of the initial public offering, using the graded vesting method.

For the restricted share units granted with market conditions whose vesting is contingent on the company’s market value exceeding a specific amount, Monte Carlo simulation has been applied to determine the fair value and requisite service period, and the corresponding compensation expense is recognized using the straight-line method over the estimated requisite service period unless the market condition is satisfied before the end of the initially estimated requisite service period.

The fair value of each restricted share unit granted with market conditions under the 2018 Plan during the year ended December 31, 2018 was estimated on the date of grant using the Monte Carlo model with the assumptions (or ranges thereof) set forth in the following table:

Year ended December 31,
2018
Expected volatility(a)	50.0%
Risk-free interest rate(b)	4.1%
Expected dividend yield(c)	0%
Contractual term	10 years

Notes:

(a)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as of the valuation dates.
(b)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the US sovereign bond with a maturity life equal to the expected life to expiration.

(c)	We have no history or expectation of paying dividends on our ordinary shares.

Prior to the listing of our ADSs on the NASDAQ Global Market, determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty.  Had we used different assumptions and estimates, the resulting fair value of the restricted share units and the resulting share-based compensation expenses could have been different.

The following table sets forth the fair value of restricted share units and ordinary shares estimated at the date of option grants indicated below:

Date of Grant	Restricted share units granted	Fair value of restricted share units granted with market condition		Fair value of ordinary shares		Discount for Lack of Marketability	Discount Rate	Type of Valuation
September 30, 2018	3,971,453	US$	1.66	US$	2.06	8%	20%	Contemporaneous
June 30, 2019	472,220		—	US$	2.64	4%	20%	Contemporaneous

Prior to the listing of our ADSs on the NASDAQ Global Market, valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time.  The assumptions we use in the valuation model are based on future expectations combined with management judgement, with inputs of numerous objective and subjective factors, including the following:

•	our operating and financial performance;
•	current business conditions and projections;
•	our stage of development;
•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;
•	the likelihood of liquidity events or redemption events;
•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and
•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method.  In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis.  Increasing probability was assigned to the mandatory conversion scenario during 2017 and 2018 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date.  The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The fair values of restricted share units are determined based on the fair value of our ordinary shares and BEV.  As a measure of sensitivity, for every 1% increase of BEV over management’s estimates as of the grant date of the restricted share units, share based compensation expenses recognized in the year ended 2018 and 2019 would be US$3.6 thousand and US$15.8 thousand higher, respectively, and unrecognized compensation expenses as of December 31, 2018 and 2019 would be US$56.0 thousand and US$37.9 thousand higher, respectively.

Holding Company Structure

ECMOHO Limited is a holding company with no material operations of its own.  We conduct our operations primarily through our subsidiaries and VIE in China.  As a result, ECMOHO Limited’s ability to pay dividends or otherwise fund and conduct its business depends upon dividends paid by our PRC subsidiaries.  If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations.  Under PRC law, each of our subsidiaries and VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital.  In addition, our wholly foreign-owned subsidiaries in China and our VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion.  The statutory reserve funds and the discretionary funds are not distributable as cash dividends.  Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.  Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC laws and regulations, as an offshore holding company, we are only permitted to provide funding to our PRC subsidiaries through loans or capital contributions, and to our VIE through loans, and such funding is subject to applicable government registration and approval requirements in China.  As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIE, when needed.  Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through entrustment loans from our PRC subsidiaries or direct loans to the VIE’s nominee shareholders, which would be contributed to the VIE as capital injections.  Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute terms and as a percentage of our total net revenues for the periods presented.  This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F.  The results of operations in any period are not necessarily indicative of our future results of operations or future trends that may impact those results.

	Year ended December 31,
	2017		2018		2019
	Amount	% of total net revenues	Amount	% of total net revenues	Amount	% of total net revenues
	(in thousands of U.S. dollars, except for share, per share data and percentages)
Net revenues:
Product sales	95,573	97.3%	176,098	88.5%	302,099	91.7%
Services	2,665	2.7	22,917	11.5	27,381	8.3
Total net revenues	98,238	100.0	199,015	100.0	329,480	100.0
Total cost of revenue	(69,124)	(70.4)	(140,153)	(70.4)	(257,431)	(78.1)
Gross profit	29,114	29.6	58,862	29.6	72,049	21.9
Operating expenses:
Fulfillment expenses	(6,217)	(6.3)	(13,097)	(6.6)	(16,957)	(5.1)
Sales and marketing expenses	(15,529)	(15.8)	(27,462)	(13.8)	(40,206)	(12.2)
General and administrative expenses	(4,004)	(4.1)	(9,069)	(4.6)	(8,497)	(2.6)
Research and development expenses	(485)	(0.5)	(1,669)	(0.8)	(1,808)	(0.5)
Other operating income	—	—	—	—	35	0.0
Total operating expenses	(26,235)	(26.7)	(51,297)	(25.8)	(67,433)	(20.5)
Operating income	2,879	2.9	7,565	3.8	4,616	1.4
Finance expenses, net	(145)	(0.1)	(926)	(0.4)	(2,513)	(0.8)
Foreign exchange gain/(loss), net	106	0.1	(306)	(0.2)	(393)	(0.1)
Other income, net	(36)	0.0	234	0.1	475	0.1
Income before income tax expenses	2,804	2.9	6,567	3.3	2,185	0.7
Income taxes expenses	(80)	(0.1)	(417)	(0.2)	(250)	(0.1)
Net income	2,724	2.8%	6,150	3.1%	1,935	0.6%
Net income attributable to ECMOHO Limited	2,825	2.9%	6,124	3.1%	2,297	0.7%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues totaled US$329.5 million in 2019, representing an increase of 65.6% from US$199.0 million in 2018.  The increase in total net revenues was primarily due to a 71.6% increase in product sales revenues from US$176.1 million in 2018 to US$302.1 million in 2019 and, to a lesser extent, a 19.7% increase in services revenues from US$22.9 million in 2018 to US$ 27.4 million in 2019.  The increase in product sales revenues was mainly due to the high growth in the sales of products from brand partners as of December 31, 2018, which increased by 73.7% from US$163.6 million in 2018 to US$284.2 million in 2019.  The increase in services revenue was mainly attributable to the growth in services we provided to brand partners.

Cost of Revenues

Our cost of revenues increased significantly from US$140.2 million in 2018 to US$257.4 million in 2019.  The increase was mainly driven by (i) a 73.0% increase in the number of product units sold from 25.9 million in 2018 to 44.8 million in 2019, (ii) a significant increase in the sales of lower-margin products including water, food and personal care products from US$19.7 million in 2018 to US$51.6 million in 2019, and (iii) product sales through platforms and distributors, which had lower gross margin compared with product sales to consumers, representing a higher percentage of total net revenues in 2019.

Gross Profit

As a result of the foregoing, our gross profit grew from US$58.9 million in 2018 to US$72.1 million in 2019.  Our gross margin declined from 29.6% in 2018 to 21.9% in 2019, primarily as a result of lower-margin products, including water, food and personal care products, representing a larger proportion of our total net revenues and the higher contribution of product sales through platforms and distributors that had lower gross margins.

Operating Expenses

Our total operating expenses increased by 31.6% from US$51.3 million in 2018 to US$67.5 million in 2019.  Our operating expenses as a percentage of total net revenues decreased from 25.8% in 2018 to 20.5% in 2019.

Fulfillment Expenses.  Our fulfillment expenses increased by 29.8% from US$13.1 million in 2018 to US$17.0 million in 2019.  The increase was primarily due to (i) a 21.6% increase in the number of product shipments due to the growth of our business scale and (ii) a 32.8% increase in the average per-package shipment fees charged by third-party couriers, which was a result of (a) high growth in the sales of mother and child care products, which were generally heavier than products of other categories and had higher transportation costs and (b), to a lesser extent, an increase in market rates.  As a percentage of total net revenues, our fulfillment expenses decreased from 6.6% in 2018 to 5.2% in 2019.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 46.7% from US$27.4 million in 2018 to US$40.2 million in 2019.  The increase was primarily due to (i) a 72.7% increase in employee wages and benefits for our sales and marketing staff from US$7.7 million in 2018 to US$13.3 million in 2019 resulting from increased headcounts, (ii)  a 47.5% increase in advertising costs from US$12.2 million in 2018 to US$18.0 million in 2019 as we launched more promotional events and (iii) a 36.4% increase in storefront fees paid to e-commerce platforms from US$3.3 million in 2018 to US$4.5 million in 2019 in line with the growth of our sales revenues on these platforms.  As a percentage of total net revenues, our sales and marketing expenses decreased from 13.8% in 2018 to 12.2% in 2019.

General and Administrative Expenses.  Our general and administrative expenses decreased by 6.6% from US$9.1 million in 2018 to US$8.5 million in 2019.  The decrease was primarily due to (i) a reduction in value added taxes paid, on service fees charged to offshore subsidiaries, from US$0.9 million in 2018 to US$0.0 in 2019, which was a result of one of our onshore subsidiaries receiving approval for value added taxes exemption for exports in 2019 and (ii) a reduction in wages from US$4.2 million in 2018 to US$2.4 million in 2019, as a result of lower number of employees and lower average compensation per employee, and was offset by an increase in professional service fees from US$1.2 million in 2018 to US$2.6 million in 2019.  As a percentage of total net revenues, our general and administrative expenses decreased from 4.6% in 2018 to 2.6% in 2019.

Research and Development Expenses.  Our research and development expenses increased from US$1.7 million in 2018 to US$1.8 million in 2019.  The increase was primarily due to a 13.3% increase in employee wages and benefits for our research and development personnel from US$1.5 million in 2018 to US$1.7 million in 2019 due to various ongoing development projects.  As a percentage of total net revenues, our research and development expenses decreased from 0.8% in 2018 to 0.5% in 2019.

Other Operating Income.  Other operating income mainly consists of value-added tax refund received by the Company’s subsidiaries in the PRC from local governments.

Operating Income

As a result of the foregoing, our operating income decreased 39.5%, from US$7.6 million in 2018 to US$4.6 million in 2019.

Our operating margin, defined as our operating income divided by our total net revenues, decreased from 3.8% in 2018 to 1.4% in 2019.  The decrease in our operating margin was primarily due to the decrease in gross margin, partially offset by a decrease in operating expenses as a percentage of total net revenues.

Finance Expenses, Net

Our finance expenses increased from US$0.9 million in 2018 to US$2.5 million in 2019 primarily due to an increase in our bank borrowings and the resulting increase in our interest expenses.

Foreign Exchange Gains/(Loss), Net

We recorded foreign exchange losses of US$393.0 thousand in 2019, as compared to foreign exchange losses of US$306.7 thousand in 2018.

Other Income/(Loss), Net

We recorded other income of US$475.2 thousand in 2019, as compared to US$234.4 thousand in 2018.  The increase was primarily due to government incentives.

Income Tax Expenses

Our income tax expenses decreased from US$417.1 thousand in 2018 to US$250.0 thousand in 2019 primarily due to a decrease in the profits recorded by our subsidiaries.

Net Income

As a result of the foregoing, we recorded net income of US$6.1 million and US$1.9 million in 2018 and 2019, respectively.

Net Income attributable to ECMOHO Limited

We recorded net income attributable to ECMOHO Limited of US$6.1 million and US$2.3 million in 2018 and 2019, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues totaled US$199.0 million in 2018, representing a significant increase from US$98.2 million in 2017.  The increase in total net revenues was primarily due to a 84.2% increase in product sales revenues from US$95.6 million in 2017 to US$176.1 million in 2018 and, to a lesser extent, a significant increase in services revenues from US$2.7 million in 2017 to US$22.9 million in 2018.  The increase in product sales revenues was mainly due to the high growth in the sales of products from brand partners as of December 31, 2017, which increased by 77.9% from US$83.0 million in 2017 to US$147.7 million in 2018, as well as the offering of new brands of health supplements and food, mother and child care and personal care products.  The increase in services revenue was mainly because we set up a dedicated services team in May 2018 to better serve our brand partners’ needs for marketing solutions.

Cost of Revenues

Our cost of revenues increased significantly from US$69.1 million in 2017 to US$140.2 million in 2018, which corresponded to the increases in both of our product sales revenues and services revenues.  The increase was mainly driven by (i) a 68.9% increase in the number of product units sold from 15.4 million in 2017 to 25.9 million in 2018 and (ii) to a lesser extent, a significant increase in advertising and promotion fees paid to third parties from US$861.9 thousand in 2017 to US$11.3 million in 2018, for providing value-added services to our brand partners.

Gross Profit

As a result of the foregoing, our gross profit grew significantly from US$29.1 million in 2017 to US$58.9 million in 2018.  Our gross margin was 29.6% in both 2017 and 2018.

Operating Expenses

Our total operating expenses increased by 95.8% from US$26.2 million in 2017 to US$51.3 million in 2018.  Our operating expenses as a percentage of total net revenues decreased from 26.7% in 2017 to 25.8% in 2018.

Fulfillment Expenses.  Our fulfillment expenses increased significantly from US$6.2 million in 2017 to US$13.1 million in 2018.  The increase was primarily due to (i) a 40.4% increase in the number of product shipments due to the growth of our business scale, (ii) a 33.7% increase in the average per-package shipment fees charged by third-party couriers, which was a result of (a) high growth in the sales of mother and child care products, which are generally heavier than products of other categories and have higher transportation costs, and (b) to a lesser extent, an increase in market rates and (iii) costs totaling US$784.1 thousand associated with operating a new warehouse we lease in Shanghai, including rental expenses, utilities, warehousing supplies and employee wages and benefits incurred in staffing this warehouse.  As a percentage of total net revenues, our fulfillment expenses increased from 6.3% in 2017 to 6.6% in 2018.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 77.4% from US$15.5 million in 2017 to US$27.5 million in 2018.  The increase was primarily due to (i) a significant increase in advertising costs for the products we offer from US$6.3 million in 2017 to US$12.2 million in 2018 as we launched more promotional events, (ii) a 54.0% increase in employee wages and benefits for our sales and marketing staff from US$5.0 million in 2017 to US$7.7 million in 2018 resulting from increased headcounts and (iii) a 57.1% increase in storefront fees paid to e-commerce platforms from US$2.1 million in 2017 to US$3.3 million in 2018 in line with the growth of our sales revenues on these platforms.  As a percentage of total net revenues, our sales and marketing expenses decreased from 15.8% in 2017 to 13.8% in 2018.

General and Administrative Expenses.  Our general and administrative expenses increased significantly from US$4.0 million in 2017 to US$9.1 million in 2018.  The increase was primarily due to (i) a significant increase in employee wages and benefits for our corporate employees from US$2.0 million in 2017 to US$4.2 million in 2018 resulting from increased headcounts and (ii) a significant increase in professional service fees from US$279.3 thousand in 2017 to US$1.2 million in 2018.  As a percentage of total net revenues, our general and administrative expenses increased from 4.1% in 2017 to 4.6% in 2018.

Research and Development Expenses.  Our research and development expenses increased significantly from US$484.1 thousand in 2017 to US$1.7 million in 2018.  The increase was primarily due to a significant increase in employee wages and benefits for our research and development personnel from US$412.0 thousand in 2017 to US$1.5 million in 2018 resulting from headcount increases due to various ongoing development projects.  As a percentage of total net revenues, our research and development expenses increased from 0.5% in 2017 to 0.8% in 2018.

Operating Income

As a result of the foregoing, our operating income increased significantly from US$2.9 million in 2017 to US$7.6 million in 2018.

Our operating margin, defined as our operating income divided by our total net revenues, increased from 2.9% in 2017 to 3.8% in 2018.  The increase in our operating margin was a result of the economies of scale resulting from the growth of our business scale.

Finance Expenses, Net

Our finance expenses increased significantly from US$144.8 thousand in 2017 to US$925.5 thousand in 2018 primarily due to an increase in our bank borrowings and the resulting increase in our interest expenses.

Foreign Exchange Gains/(Loss), Net

We recorded foreign exchange losses of US$306.7 thousand in 2018, as compared to foreign exchange gains of US$106.0 thousand in 2017.

Other Income/(Loss), Net

We recorded other income of US$234.4 thousand in 2018, as compared to other losses of approximately US$36.0 thousand in 2017.

Income Tax Expenses

Our income tax expenses increased significantly from US$80.6 thousand in 2017 to US$417.1 thousand in 2018, as a result of (i) the increase in the profits recorded by our subsidiaries and (ii) the accumulated tax credit due to losses prior to 2017, which was deducted from our income tax payable in 2017.

Net Income

As a result of the foregoing, we recorded net income of US$2.7 million and US$6.1 million in 2017 and 2018, respectively.

Net Income attributable to ECMOHO Limited

We recorded net income attributable to ECMOHO Limited of US$2.8 million and US$6.1 million in 2017 and 2018, respectively, which is mostly in line with the change in our net income over the same period.

B.  Liquidity and Capital Resources

We have financed our operations primarily through proceeds from share issuance and short-term bank borrowings.  As of December 31, 2019, we had cash and cash equivalents of US$49.1 million, short-term borrowings of US$34.5 million and total working capital of US$78.6 million.  As of December 31, 2019, 4.8% of our cash and cash equivalents was held in China, including US$61.5 thousand held by our variable interest entities.  For details of the restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “– A.  Operating Results – Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	(in thousands of U.S. dollars)
Net cash used in operating activities	(2,444)	(40,756)	(14,189)
Net cash used in investing activities	(508)	(1,748)	(813)
Net cash provided by financing activities	1,583	44,036	54,337
Cash, cash equivalents and restricted cash at beginning of the period	12,079	10,689	12,965
Cash, cash equivalents and restricted cash at end of the period	10,689	12,965	51,099

In October 2018, we obtained a revolving loan facility in an aggregate principal amount not exceeding US$25.0 million from Taipei Fubon Commercial Bank Co. Ltd., Hong Kong Branch.  As of December 31, 2019, we had drawn down US$14.7 million from this revolving loan facility.

In October 2018, we obtained a revolving loan facility in an aggregate principal amount not exceeding US$4.0 million from The Hongkong and Shanghai Banking Corporation Limited.  As of December 31, 2019, we had drawn down the full amount under this revolving loan facility.

We believe that our current level of cash balances and cash flows will be sufficient for our anticipated cash needs for at least the next twelve months.  However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions.  If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue debt or equity securities or obtain additional credit facilities or other sources of funding.

Operating Activities

Net cash used in operating activities in 2019 was US$14.2 million, which reflects our net income of US$1.9 million, as adjusted for the effects of the changes in operating assets and liabilities and non-cash items.  In 2019, the principal items accounting for changes in operating assets and liabilities were (i) an increase of US$17.2 million in our accounts receivable primarily due to the growth of sales to platforms and distributors and (ii) an increase of US$11.0 million in prepayments and other current assets and partially, offset by (i) an increase of US$4.5 million in accrued liabilities and other current liabilities, (ii) a decrease of US$2.5 million in inventory as a result of better inventory management, and (iii) an increase of US$3.6 million in accounts payable primarily due to the growth of our business.  Adjustment for non-cash items primarily consisted of (i) amortization of right-of-use asset and interest of lease liabilities of US$1.6 million, (ii) share-based compensation of US$1.6 million, (iii) inventory write-down of US$1.2 million and (iv) depreciation and amortization expense of US$996.7 thousand.

Net cash used in operating activities in 2018 was US$40.8 million, which reflects our net income of US$6.1 million, as adjusted for the effects of the changes in operating assets and liabilities and non-cash items.  In 2018, the principal items accounting for changes in operating assets and liabilities were (i) an increase of US$37.6 million in our inventories in anticipation of increased sales in the first half of 2019 and (ii) an increase of US$23.2 million in our accounts receivable primarily due to the growth of our services revenues and sales to retailers, partially offset by an increase of US$12.4 million in our accounts payable as a result of higher levels of inventory.  Adjustment for non-cash items primarily consisted of (i) inventory write-downs of US$639.7 thousand and (ii) depreciation and amortization expenses of US$605.6 thousand, partially offset by deferred tax expenses of US$1.1 million.

Net cash used in operating activities in 2017 was US$2.4 million, which reflects our net income of US$2.7 million, as adjusted for the effects of the changes in operating assets and liabilities, and non-cash items.  In 2017, the principal items accounting for changes in operating assets and liabilities were an increase of US$9.7 million in our inventories, partially offset by a decrease of US$2.3 million in our prepayments and other current assets and an increase of US$1.4 million in our accounts payable.  The increases in our inventories and accounts payable were primarily due to the growth of our business.  The decrease in our prepayments and other current assets was primarily due to certain refunded guarantee deposits following the expiration of the supply agreements with two retailers.  Adjustment for non-cash items primarily consisted of (i) inventory write-downs of US$1.2 million and (ii) depreciation and amortization expenses of US$505.8 thousand, partially offset by deferred tax expenses of US$144.1 thousand.

Investing Activities

Net cash used in investing activities in 2019 was US$813.0 thousand, consisting of (i) US$557.6 thousand incurred in purchases of property and equipment and (ii) payments of US$255.4 thousand for software procurement.

Net cash used in investing activities in 2018 was US$1.7 million, consisting of (i) US$1.4 million incurred in purchases of property and equipment, (ii) payments of US$201.9 thousand for software procurement, and (iii) payments of US$122.9 thousand for acquisition of business licenses relating to our acquisition of Hangzhou Duoduo Supply Chain Management Co., Ltd.

Net cash used in investing activities in 2017 was US$508.0 thousand, primarily consisting of (i) payments of US$282.8 thousand for software procurement and (ii) payments of US$172.9 thousand for acquisition of business licenses relating to our acquisition of Hangzhou Duoduo Supply Chain Management Co., Ltd.

Financing Activities

Net cash provided by financing activities in 2019 was US$54.3 million, primarily consisting of (i) proceeds from borrowings of US$50.4 million, (ii) net proceeds from issuance of ordinary shares of US$35.0 million, (iii) advances from related parties of US$9.4 million, representing interest-free advances form Ms. Zoe Wang and Mr. Leo Zeng and their immediate family members and (iv) cash consideration of US$9.3 million for subscription of shares in our company from the shareholders of ECMOHO Shanghai in connection with our corporate restructuring and (v) proceeds from borrowings of US$4.0 million from related parties, partially offset by (i) repayments of borrowings of US$37.3 million, (ii) repayment of advances to related parties of US$10.6 million and (iii) cash payments of US$4.3 million for acquisition of equity interests of ECMOHO Shanghai from Ms. Zoe Wang and Mr. Leo Zeng in connection with our corporate restructuring.  For details of our corporate restructuring, see Note 1(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Net cash provided by financing activities in 2018 was US$44.0 million, primarily consisting of (i) proceeds from borrowings of US$41.5 million; (ii) cash receipts from the issuance of Series A preferred shares of US$22.4 million; (iii) cash consideration of US$9.4 million for subscription of shares in our company from the shareholders of ECMOHO Shanghai in connection with our corporate restructuring; (iv) advances from related parties of US$9.0 million, representing interest-free advances from Ms. Zoe Wang and Mr. Leo Zeng and their immediate family members, partially offset by (i) repayments of borrowings of US$23.5 million and (ii) cash payments of US$14.5 million for acquisition of equity interests of ECMOHO Shanghai from Ms. Zoe Wang and Mr. Leo Zeng in connection with our corporate restructuring.  For details of our corporate restructuring, see Note 1(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Net cash provided by financing activities in 2017 was US$1.6 million, primarily consisting of (i) proceeds from borrowings of US$4.8 million and (ii) proceeds of borrowings from related parties of US$3.0 million, representing borrowings from certain holders of non-controlling interests in our company or in our subsidiaries, partially offset by (i) repayments of borrowings of US$5.2 million and (ii) repayment of advances to related parties of US$1.0 million, representing repayment of interest-free advances to Ms. Zoe Wang and Mr. Leo Zeng and their immediate family members.

For details of our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions” and Note 21 to our consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

We made capital expenditures of US$335.3 thousand, US$1.6 million and US$813.0 thousand in 2017, 2018 and 2019, respectively, primarily in relation to purchases of office and warehouse equipment and leasehold improvement.

C.  Research and Development, Patents and Licenses

See “Item 4. Information on the Company—B. Business Overview” for the information required by this item.

D.  Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, and in particular other than the impact of the COVID-19 pandemic, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019, that are reasonably likely to have a material and adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information to not necessarily be indicative of future results of operations or financial conditions.

E.  Off-balance Sheet Arrangements

None.

F.  Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as of December 31, 2019:

	Payments Due by Period
	2020	2021	2022	Total
	(in thousands of U.S. dollars)
Operating lease obligations	1,271.5	164.7	5.6	1,441.8

Our operating lease commitments relate to our corporate offices and warehouses.

Other than the above, we did not have any significant purchase commitments, capital commitments or other long-term liabilities as of December 31, 2019.

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A.  Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers.

Name	Age	Position
Zoe Wang	40	Co-Founder, Chairman & Chief Executive Officer, Director
Leo Zeng	44	Co-Founder & Chief Operating Officer, Director
Richard Wei	57	Chief Financial Officer
Greg Ye	51	Director
Rachel Sang	42	Director
Daniel Wang	33	General Manager – New Business, Director

Zoe Wang currently serves as our Chairman and Chief Executive Officer.  Prior to taking on this role, Ms. Wang had 19 years’ experience in marketing and e-commerce retail management with companies such as Shanghai Pingchengjingjie Advertising Co. Ltd. and Shanghai Yiheng Advertising Co. Ltd. Ms. Wang holds an associate degree in traditional Chinese medicine from Wuhu College of Traditional Chinese Medicine and a business qualification from Changjiang Business School.  Ms. Wang is the spouse of Mr. Leo Zeng and the sister of Mr. Daniel Wang.

Leo Zeng currently serves as our Chief Operating Officer.  Mr. Zeng has extensive experience in sales and marketing over 16 years in multiple industries.  Mr. Zeng also has broad managerial skills, gained from his time as a co-founder and general manager of Hydrotech Marine & Offshore Technology Co. Ltd.  Mr. Zeng holds a bachelor of marine engineering management degree from Dalian Maritime University, and a master of business administration degree from Fudan University.  Mr. Zeng is the spouse of Ms. Zoe Wang and the brother-in-law of Mr. Daniel Wang.

Richard Wei currently serves as our Chief Financial Officer.  Prior to joining us, Mr. Wei gained extensive experience as a chief financial officer, having worked in this position for over 18 years at companies such as Shanda Games, Spreadtrum Communications, Silicon Motion Technology Corporation, Kong Zhong Corporation and ASE Test Limited.  Mr. Wei also held various roles at companies such as IBM, Morgan Stanley and Lehman Brothers.  Mr. Wei holds a bachelor of science degree from the Massachusetts Institute of Technology and a master of business administration degree from Cornell University.

Daniel Wang currently serves as our General Manager – New Business.  Mr. Wang has served in various leadership roles since our beginning.  He is currently in charge of our health supplements and food division, household healthcare equipment division, global business development and the management of new business.  Mr. Wang has over ten years of experience in e-commerce and retail operations, and over eight years of experience in e-commerce management.  Mr. Wang holds a bachelor degree in engineering management from Tongling University.

Greg Ye currently serves as a Non-Executive Director on our board of directors.  Mr. Ye brings 20 years of experience in private equity, executive management, start-up and consulting to our board of directors, and is one of the founders and the managing partner of Delta Capital, a position he has held since 2010.  Mr. Ye also previously held managerial or executive roles at Shanghai New Margin Ventures Co. Ltd, Cadence Design Systems, Inc. and PricewaterhouseCoopers.  Mr. Ye holds a bachelor degree in electrical engineering and industrial engineering from Shanghai Jiaotong University, a master of accounting degree from Missouri State University and a master of business administration degree from Harvard Business School.  In addition, Mr. Ye is a U.S. Certified Public Accountant and Certified Management Accountant.

Dr. Rachel Sang currently serves as a Non-Executive Director on our board of directors.  Dr. Sang is currently a partner at the CID Group Ltd. where she is responsible for the CID Research Institute and investments in mainland China and focusses on sectors such as e-commerce and healthcare.  Prior to becoming a partner, Dr. Sang served as a Vice President and Director at the CID Group Ltd.  Dr. Sang holds a bachelor of science degree in international trade from Zhengzhou University, a master of science degree in economics from Zhengzhou University, and a Ph.D. in management from Shanghai Jiaotong University.

B.  Compensation

In 2019, the aggregate cash compensation to our executive officers and directors was US$438.2 thousand.  Each of the officers and directors is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.  Our PRC subsidiaries and VIE are required by law to make contributions in amounts equal to certain percentages of each employee’s salary, including bonuses and allowances, for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers.  Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company.  Neither we nor our subsidiaries provide benefits to senior executive officers upon termination of service.

In connection with the employment agreements, each senior executive officer agrees to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulas, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually.  Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

We have entered into indemnification agreements with each of our directors and executive officers.  Under these agreements, we agree to indemnify them against certain liabilities and to reimburse them for expenses in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

On September 30, 2018, we adopted our 2018 Omnibus Incentive Plan, or the 2018 Plan, to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons to further link the interests of recipients with those of our shareholders generally.  We granted restricted share units under the 2018 Plan to our employees and directors.

The following paragraphs summarize the terms of the 2018 Plan.

Types of Awards.  The 2018 Plan permits the grant of restricted shares, restricted share units, options and stock appreciation rights.

Plan Administration.  The 2018 Plan is administered by our board of directors or by a committee designated by our board of directors.  The committee or the full board of directors, as applicable, determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement.  Generally, awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which must be consistent with the plan.

Exercise Price.  The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Eligibility.  We may grant awards only to those persons that the plan administrator determines to be eligible persons, which may include our employees, directors and consultants.

Term of the Awards.  The term of each award granted under the 2018 Plan may not exceed ten years from the date of the grant.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Acceleration of Awards upon Change in Control.  The plan administrator may determine, at the time of grant or thereafter, that an award will become vested and exercisable, in full or in part, in the event that a change in control of our company occurs.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination.  The 2018 Plan is valid and effective for a term of 10 years commencing from its adoption.

Under the 2018 Plan, a total of 11,386,410 Class A Ordinary Shares were initially reserved for issuance.  As of May 31, 2020, restricted share units representing a total of 3,442,671 Class A Ordinary Shares were issued to our officers and employees and remain outstanding under the 2018 Plan.

C.  Board practices

Board of Directors

Our board of directors consists of five directors.  A director is not required to hold any shares in our company by way of qualification.  A director who is not a shareholder of our company shall nevertheless be entitled to attend and speak at general meetings of shareholders.  A director may vote with respect to any contract or transaction or proposed contract or transaction in which he is interested provided (i) such director, if his such interest is material, has declared the nature of his interest at a meeting of the board and (ii) his vote is not otherwise disqualified by the chairman of the relevant board meeting, pursuant to any applicable rules and regulations as a result of listing of our ADSs or shares on the Nasdaq Stock Market or pursuant to other corporate governance requirements adopted by the board from time to time.  The Directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.  Pursuant to the service contracts between our company and our directors, neither we nor our subsidiaries provide benefits to non-executive directors upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee.  As a foreign private issuer, we are permitted under the Nasdaq Stock Market Rules to follow home country corporate governance practices.  We rely on these exemptions provided by the Nasdaq Stock Market Rules to foreign private issuers.  For example, we do not (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have an audit committee be composed of at least three members.

We have adopted a charter for each of the three committees.  Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Greg Ye, who is also the Chair, and Dr. Rachel Sang.  Both Mr. Ye and Dr. Sang satisfy the “independence” requirements of Section 303A of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended.

We have determined that Mr. Ye qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

•

appointing the independent registered public accounting firm, pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm and reviewing the performance of the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing major issues as to the adequacy and effectiveness of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter and recommend any proposed changes to the board for approval;
•	meeting separately and periodically with management and the independent registered public accounting firm;
•	monitoring compliance with our code of business conduct;

•	reviewing and approving all proposed related party transactions; and
•	reporting regularly to the board.

Compensation Committee.  Our compensation committee consists of Ms. Zoe Wang, who also acts as the Chair of the committee, Mr. Leo Zeng and Dr. Rachel Sang.  Dr. Sang satisfies the “independence” requirements of Section 303A of the Nasdaq Stock Market Rules.  The compensation committee assists the board in reviewing and approving the company’s compensation and employee benefit plans and practices, including its executive compensation plans.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation for our executive officers;
•	reviewing the compensation of our non-employee directors; and
•	periodically reviewing and approving any general compensation and employee benefit plans, and making recommendation to the board as necessary.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Dr. Rachel Sang, who also acts as the Chair of the committee, Mr. Greg Ye, Ms. Zoe Wang and Mr. Leo Zeng.  Both Dr. Sang and Mr. Ye satisfy the “independence” requirements of Section 303A of the Nasdaq Stock Market Rules.  The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The nominating and corporate governance committee is responsible for, among other things:

•	identifying, recruiting and, if appropriate, interviewing candidates to fill positions on our board of directors;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, experience, skills, expertise and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests.  Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.  Our company has the right to seek damages if a duty owed by our directors is breached.

Term of Directors

Pursuant to our memorandum and articles of association currently in effect, our directors are not subject to a term of office and hold office until their resignation, death or removal in accordance with our memorandum and articles of association.

A director will be removed from office if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; or (iii) is prohibited by any applicable law or designated stock exchange rules from being a director.

Our directors may be appointed, in the event of filling a vacancy or adding any director to the existing board, by the affirmative vote of a majority of the directors then in office or the sole remaining director, or by the affirmative vote of at least a majority of the total voting power of the outstanding shares of our company entitled to vote in any annual election of directors or class of directors, voting together as a single class.  In other circumstances, our directors may be appointed by our shareholders through ordinary resolutions.

D.  Employees

As of December 31, 2019, we had a total of 677 full-time employees.  We had a total of 403 and 651 full-time employees as of December 31, 2017 and 2018, respectively.  Substantially all of our full-time employees are based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2019:

Function	Number
Fulfillment	68
Sales and marketing	489
General and administrative	63
Research and development	57
Total	677

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan.  We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment agreements and confidentiality agreements or clauses with our senior management and core personnel.  These agreements include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for six months after termination of his or her employment.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

E.  Share Ownership

The following table sets forth information as of the date of this annual report with respect to the beneficial ownership of our ordinary shares by (i) each of our directors and officers and (ii) each person known to us to own beneficially 5.0% or more of our ordinary shares in each class.  The total number of ordinary shares outstanding as of the date of this annual report is 138,717,499, comprising 66,343,407 Class A ordinary shares and 72,374,092 Class B ordinary shares but excludes ordinary shares issuable upon the exercise of outstanding share options, vested but not yet issued restricted shares and ordinary shares reserved for future issuance under our share incentive plans.

	Class A ordinary shares		Class B ordinary shares		% of	% of
	Number	%*	Number	%**	Aggregate Voting Power ***	Aggregate Voting Power ****
Directors and Executive Officers:†
Zoe Wang(1)	638,106	0.9	37,575,200	51.9	47.6	27.5
Leo Zeng(2)	2,776,308	4.2	34,798,892	48.1	44.4	27.1
Richard Wei
Greg Ye
Rachel Sang
Daniel Wang
All our Directors and Executive Officers as a group	3,414,414	5.1	72,374,092	100.0	92.0	54.6
Principal Shareholders:
Zoe Wang(1)	638,106	0.9	37,575,200	51.9	47.6	27.5
Leo Zeng(2)	2,776,308	4.2	34,798,892	48.1	44.4	27.1
STCH Investment Inc.(3)	7,497,767	11.3			0.9	5.4
CID Greater China Fund V, L.P.(4)	6,182,800	9.3			0.8	4.5
Smart Warrior Limited(5)	5,693,200	8.6			0.7	4.1
Tim One Int’l Limited(6)	4,000,000	6.0			0.5	2.9

Notes:

†	Except as otherwise indicated below, the business address of our directors and executive officers is 3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai, China.
*

For each person or group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group by the sum of the total number of Class A ordinary shares outstanding as of the date of this annual report on Form 20-F, being 66,343,407.

**

For each person or group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class B ordinary shares outstanding as of the date of this annual report on Form 20-F, being 72,374,092.

***

For each person or group included in this column, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A ordinary shares and Class B ordinary shares as a single class.  Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share.  Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.  Our Class B ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a share-for-share basis.  Class A ordinary shares are not convertible into Class B ordinary shares at any time.

****

For each person or group included in this column, percentage of aggregate voting power is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the voting power of all of our outstanding ordinary shares, assuming conversion of all of our Class B ordinary shares into Class A ordinary shares.  Our Class B ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a share-for-share basis.

(1)

Represents 638,106 Class A ordinary shares and 37,575,200 Class B ordinary shares held by Behealth Limited, a British Virgin Islands company wholly owned by Ms. Zoe Wang.  9,393,800 Class B ordinary shares held by Behealth Limited have been pledged to Taipei Fubon Commercial Bank Co., Ltd., Hong Kong Branch to secure a commercial loan for the benefit of our company.  The registered office address of Behealth Limited is c/o Sertus Incorporations (BVI) Limited Sertus Chambers, P.O.  Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)

Represents 2,776,308 Class A ordinary shares and 34,798,892 Class B ordinary shares held by Uhealth Limited, a British Virgin Islands company wholly owned by Leo Zeng.  9,393,800 Class B ordinary shares held by Uhealth Limited have been pledged to Taipei Fubon Commercial Bank Co., Ltd., Hong Kong Branch to secure a commercial loan for the benefit of our company.  The registered office address of Uhealth Limited is c/o Sertus Incorporations (BVI) Limited Sertus Chambers, P.O.  Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)

STCH Investment Inc. is a Cayman Islands company that is ultimately controlled by Ching-Yi Chang.  The registered office address of STCH Investment Inc. is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(4)

CID Greater China Fund V, L.P. is a Cayman Islands company whose general partner is CID General Partners V, Limited.  The registered office address of CID Greater China Fund V, L.P. is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(5)

Smart Warrior Limited is a British Virgin Islands company and a wholly owned subsidiary of SMC Capital China Fund II, L.P, whose general partner is SMC General Partner II Limited.  The registered office address of Smart Warrior Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)

Tim One International Limited is a Samoa company whose general partner is Strait Capital Partners.  The registered office address of Tim One International Limited is La Sanalele Complex, Ground Floor, Vaea Street, Saleufi, Samoa.

Employee Stock Option Scheme

Additional information required by this item is set forth in “Item 6.  Directors, Senior Management and Employees – B.  Compensation – Share Incentive Plan” of this annual report on Form 20-F.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders

See “Item 6.  Directors, Senior Management and Employees—E.  Share Ownership.”

To our knowledge, as of the date of this annual report on Form 20-F, a total of 42,287,140 Class A ordinary shares, representing approximately 63.7% of our total outstanding Class A ordinary shares, were held by one recorded shareholder in the United States, which is Citibank, N.A., the depositary of our ADS program.  The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.  Related Party Transactions

	As of December 31,
	2017	2018	2019
	US$	US$	US$
Balance amount with related parties
Subscription receivables due from co-founders for reorganization purpose	—	9,261,300	—
Payables due to related parties	(64,238)	(6,756,620)	(5,511,642)
Payables due to shareholders of ECMOHO Shanghai for reorganization purpose	—	(4,261,580)	—
Borrowings from and interests due to related parties	(3,045,000)	(6,405,000)	(10,721,819)

Transactions with our co-founders

We have drawn down interest free advances from our co-founders and certain of their affiliates to fund our working capital from time to time, which amounted to US$15.3 thousand, US$9.0 million and US$9.4 million in 2017, 2018 and 2019, respectively.  As of December 31, 2017, 2018 and 2019, payables due to these related parties amounted to US$64.2 thousand, US$6.8 million and US$5.5 million, respectively.  As of the date of this annual report on Form 20-F, payables due to these related parties amount to US$2.3 million.

In July 2018, ECMOHO Hong Kong acquired 97.5% of the equity interest of ECMOHO Shanghai from our co-founders and most of its other investors as part of our reorganization.  As of December 31, 2018, US$4.3 million of the consideration payable to the co-founders remained outstanding.  All such consideration was settled prior to our initial public offering in November 2019.

On August 2, 2018, we issued 5,368,958 Class A ordinary shares and 37,575,200 Class B ordinary shares to Behealth Limited and 37,575,200 Class B ordinary shares to Uhealth Limited.  All such consideration for such issuances was settled prior to our initial public offering in November 2019.

In addition, our co-founders provided guarantees to (i) certain banks in respect of the loans provided by such banks to us or our subsidiaries and (ii) the minority shareholders of ECMOHO Shanghai in respect of our payment obligations to these shareholders for our acquisition of their equity interest in ECMOHO Shanghai in June 2019.

In October 2018, each of our co-founders entered into a share charge with Taipei Fubon Commercial Bank Co. Ltd., Hong Kong Branch, in respect of 9,393,800 Class B ordinary shares each, to secure a commercial loan for the benefit of our company.

Transactions with Techlong International Investments Limited

In September and October 2017, we entered into loan agreements with the principal amounts of US$1.5 million and US$1.5 million from Techlong International Investments Limited, a wholly owned subsidiary of CID Greater China Fund V, L.P., for business development and general corporate purposes.  The loan agreement provides with an interest rate of 6% per annum and shall be repaid upon the borrower’s request.

In April 2018, we entered into an additional loan agreement with principal amount of US$3.0 million from Techlong International Investments Limited for business development and general corporate purposes.  The loan agreement provides with an interest rate of 6% per annum and shall be repaid upon the borrower’s request.

In November 2019, we entered into additional loan agreements with principal amount of US$2.0 million from Techlong International Investments Limited for business development and general corporate purposes.  The loan agreement provides with an interest rate of 8% per annum and shall be repaid upon the borrower’s request.

In May 2020, we entered into supplementary loan agreements with Techlong International Investments Limited, pursuant to which Techlong International Investments Limited agreed to, with respect to their existing loans to us, waive certain interests thereon and adjust the repayment schedule.  In addition, Mr. Zeng has agreed to enter into certain share charges with Techlong International Investments Limited in respect of 4,000,000 Class B ordinary shares to guarantee our payment obligations under our loan agreements with Techlong International Investments Limited.  As of the date of this annual report on Form 20-F, the agreements giving effect to the share charges are still being drafted.

As of the date of this annual report on Form 20-F, the aggregate principal and interest outstanding under the aforementioned loan agreements with Techlong International Investments Limited is US$7.8 million.

Transaction with Delta Capital Growth Fund II, L.P.

In December 2019, we entered into a loan agreement with Delta Capital Growth Fund II, L.P with an aggregate principal amount of US$2.0 million for general corporate purposes.  The loan agreement provides for an interest rate of 10% per annum.  The amount outstanding under this agreement was repaid in February 2020.

Divestment of equity interest in Xianggui Shanghai

In April, 2020, we entered into a share transfer agreement with, amongst others, Shanghai Xianggui Health Management Co., Ltd., an entity jointly owned by Ms. Zoe Wang and Mr. Leo Zeng, pursuant to which we agreed to transfer all of the equity interests we held in Xianggui Shanghai, which was owned as to 60% of its outstanding share capital by us, to Shanghai Xianggui Health Management Co., Ltd. for a consideration of RMB3.4 million (US$487.4 thousand).  This transaction was completed on April 27, 2020.

Investors Rights Agreement and Registration Rights

We entered into the investors rights agreement, or the Investors Rights Agreement, on August 7, 2018 with our shareholders, which consist of holders of ordinary shares and holders of preferred shares.

The Investors Rights Agreement provides for certain special rights, including right of first offer, right of first refusal, co-sale rights, drag-along rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters.  Those special rights, as well as the corporate governance provisions, automatically terminated when we became subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Exchange Act.

Pursuant to the Investors Rights Agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  Upon the request of holders of at least 25% or more of the issued and outstanding registrable securities (on an as converted basis), the shareholders have the right to demand in writing that we file a registration statement covering the outstanding shares of the company requested by the shareholders to be covered by the registration statement.  We are obliged to use our reasonable efforts to file such registration statement within 120 days after receipt of the shareholder request.  We have the right to delay the filing or effectiveness of a registration statement, or delay the offering contemplated by the registration statement, for a period not exceeding 90 consecutive days or more in a 12-month period if it is determined in good faith by either Ms. Wang or Mr. Zeng, in consultation with our board of directors, that proceeding with such an offering would require the company to disclose material information that would not otherwise be required to be disclosed at that time and that the disclosure of such information at that time would not be in the best interests of the company or its shareholders or that the registration or offering to be delayed would, if not delayed, materially and adversely affect the company, taken as a whole, or materially interfere with, or jeopardize the success of, any pending or proposed material transaction, including any debt or equity financing, any acquisition or disposition, any recapitalization or reorganization or any other material transaction.  We are not obligated to effect more than two demand registrations.  Further, we are not obligated to effect a registration under these clauses of the Investors Rights Agreement, if the shareholders propose to sell the shares to the public at an aggregate price (based on the then-current market prices) of less than US$50,000,000.

Registration on Form F-3.  Any holder may request us to file a registration statement on Form F-3 if we qualify for registration on Form F-3.  The holders are entitled to one registration on Form F-3 per 12-month period.  We have the right to delay the filing or effectiveness of a registration statement, or delay the offering contemplated by the registration statement, for the same period and on the same conditions as outlined above.  We are not obligated to effect a registration on Form F-3 if the shareholders that have requested we do so propose to sell the relevant shares to the public at an aggregate price (based on the then-current market prices) of less than US$15,000,000.

Piggyback Registration Rights.  If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, and the form of registration is suitable for the registration of shares held by the shareholders, we must give 10 days’ notice to all holders of registrable securities and offer them an opportunity to be included in such registration.  If the managing underwriter determines in good faith that the number of shares proposed to be included in the registration exceeds the number of shares that can be sold in such underwritten offering without materially delaying or jeopardizing the success of the offering (including the price per share of the shares proposed to be sold in such underwritten offering), the managing underwriter may decide to exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting will be allocated, first, to us, second, to each of the holders requesting inclusion of their registrable securities on a pro rata basis based on the total amount of registrable securities requested by each such holder, and third, to holders of other securities of our company.

Expenses of Registration.  We will bear all registration expenses, including proportional amounts with the shareholders of the underwriting discounts and commissions, but excluding fees for special counsel for the holders participating in such registration and certain excepted expenses as described in the Investors Rights Agreement, incurred in connection with registrations, filings or qualification pursuant to the Investors Rights Agreement.

Termination of Obligations.  Our obligation to effect any demand, piggyback or Form F-3 registration shall terminate on the date at which, in the opinion of our counsel, all registrable securities proposed to be sold by a holder may then be sold without registration and without regard to any volume limitation requirement pursuant to Rule 144 promulgated under the Securities Act.

Contractual Agreements with Respect to our VIE

See “Item 4. Information on the Company – C. Organizational Structure – Contractual Arrangements with Our Variable Interest Entity” for a description of the contractual arrangements between our PRC subsidiary Shanghai ECMOHO and our VIE.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees Management – B. Compensation– Employment Agreements and Indemnification Agreements.”

C.  Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.  Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in “Item 4.  Information on the Company — B.  Business Overview—Legal Proceedings.”

Dividend Policy

No dividends were declared for the years ended December 31, 2018 and 2019, respectively.  We do not have any present plans to pay any dividends on ordinary shares in the foreseeable future.  We intend to retain the available funds and any future earnings to operate and expand our business.

B.  Significant Changes

Other than as set forth in this annual report on Form 20-F, no significant change has occurred with respect to us since the date of our audited consolidated U.S. GAAP financial statements included elsewhere in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

Our ADSs have been listed on the Nasdaq Global Market since November 8, 2019, under the symbol “MOHO.”  Each ADS represents four Class A ordinary shares, par value US$0.00001 per share.

B.  Plan of Distribution

Not applicable.

C.  Markets

See “– Offer and Listing Details” above.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We are a Cayman Islands incorporated exempted company with limited liability and our affairs are governed by our third amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands.  Our registered office in the Cayman Islands is located at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

We incorporate by reference into this annual report on Form 20-F our Third Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-233951) filed with the SEC on November 7, 2019.

The following are summaries of material provisions of our Third Amended and Restated Memorandum and Articles of Association and of the Companies Law as they related to the material terms of our ordinary shares.

Objects of our Company.  Under our Third Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.  Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares.  Holders of our Class A ordinary shares and holders of our Class B ordinary shares have the same rights except for voting rights.  Each Class A ordinary share entitles the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share entitles the holder thereof to ten (10) votes on all matters subject to vote at our general meetings.  Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion.  Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.  Under the laws of the Cayman Islands, our company may declare and pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.  Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our Third Amended and Restated Memorandum and Articles of Association.  In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes.  At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll.

A quorum required for a meeting of shareholders consists of one or more shareholders at least holding or representing by proxy at least a majority of the votes of the issued shares or, if a corporation or other non-natural person, by its duly authorized representative.  Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting.  A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting.  Our Third Amended and Restated Memorandum and Articles of Association provide that a special resolution shall be required to approve any amendments to any provisions of our post-offering amended and restated articles of association.  Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Third Amended and Restated Memorandum and Articles of Association.

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings.  Our Third Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) hold a general meeting of the company, and the general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors.  Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders.  A quorum required for any general meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than a majority of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.  However, these rights may be provided in a company’s articles of association.  Our Third Amended and Restated Memorandum and Articles of Association provide that upon the requisition of shareholders representing in aggregate not less than 10% of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares.  Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which the company has a lien.

The registration of transfers may be suspended and the register closed at such times and for such periods, not exceeding 30 days in any year, as our board of directors may from time to time determine.

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the amount paid up on the shares held by them.  If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment.  The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors.  Our company may also repurchase any of our shares on such terms and in such manner as have been agreed by our board of directors and our shareholders.  Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business.  In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation.  In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of a two-thirds majority of the votes cast at such a meeting.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.  Our Third Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Third Amended and Restated Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued.  Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.  However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.  Some provisions of our Third Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Third Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.  We are an exempted company with limited liability under the Companies Law.  The Companies Law distinguishes between ordinary resident companies and exempted companies.  Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company.  The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as an exempted limited duration company; and
•	may register as a segregated portfolio company.

“Limited Liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

See “Item 6.  Directors, Senior Management and Employees — C. – Board practices — Board of Directors” for additional information required by this item.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.  For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.  In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.  The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette.  Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise.  For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law.  The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose.  The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.  While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer.  When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer.  An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder.  However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.  Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.  Our Third Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such officers and directors, other than by reason of such officer’s or director’s own dishonesty, willful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such officer and director in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere.  This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Third Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders.  This duty has two components: the duty of care and the duty of loyalty.  The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.  Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.  The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation.  He must not use his corporate position for personal gain or advantage.  This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.  In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.  However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.  Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party.  A director of a Cayman Islands company owes to the company a duty to act with skill and care.  It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience.  However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.  Cayman Islands law and our Third Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.  Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.  A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.  However, these rights may be provided in a company’s articles of association.  Our Third Amended and Restated Memorandum and Articles of Association allow our shareholders holding in aggregate not less than one-tenth of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting.  Other than this right to requisition a shareholders’ meeting, our Third Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.  As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.  Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.  Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.  There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Third Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.  As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.  Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.  Under our post-offering amended and restated articles of association, directors may be removed, with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders.  The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder.  An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years.  This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally.  The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder.  This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute.  As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute.  However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.  Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation.  Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.  Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members.  The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.  Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.  Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class by a two-thirds majority of the votes cast at such a meeting.

Amendment of Governing Documents.  Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.  As permitted by Cayman Islands law, our Third Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our Third Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.  In addition, there are no provisions in our Third Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4.  Information on the Company” and in “Item 7.  Major shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.  Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.  See “Item 4.  Information on the Company—B.  Business Overview— Regulations ⸻ Regulations Relating to Foreign Exchange.”

E.  Taxation

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs.  It is based upon laws and relevant interpretations thereof as of December 31, 2019, all of which are subject to change, possibly with retroactive effect.  This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.  Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the ADSs.  To the extent that the discussion below relates to matters of United States federal income tax law, it represents the opinion of Sullivan & Cromwell LLP, our United States counsel.  To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel.  To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to us or our shareholders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of, the Cayman Islands.  The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by our company.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with its “de facto management body” within China is considered a resident enterprise and will be subject to the enterprise income tax rate of 25% on its global income.  The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.  In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China.  Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.  According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that ECMOHO Limited is not a PRC resident enterprise for PRC tax purposes.  ECMOHO Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that ECMOHO Limited meets all of the conditions above.  ECMOHO Limited is a company incorporated outside China.  As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China.  In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities.  However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that ECMOHO Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs.  In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China.  It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise.  If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty.  However, it is also unclear whether non-PRC shareholders of ECMOHO Limited would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that ECMOHO Limited is treated as a PRC resident enterprise.  See “Item 3.  Key Information — D.  Risk Factors — Risks Related to Doing Business in the People’s Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning ordinary shares and ADSs.  It applies to you only if you are a U.S. holder (as defined below) and you hold your ordinary shares or ADSs as capital assets for tax purposes.  This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, and your United States federal income tax consequences may be different than those described below if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;
•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•	a tax-exempt organization;
•	a life insurance company;
•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock;
•	a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
•	a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes; or
•	a U.S. person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings, court decisions and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  There is currently no comprehensive income tax treaty between the United States and the Cayman Islands.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.  Partnerships holding ordinary shares or ADSs and their partners should consult their tax advisors with regard to the United States federal income tax treatment of an investment in the ordinary shares or ADSs.

You are a U.S. holder if you are a beneficial owner of ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of ordinary shares or ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs.  Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

The tax treatment of your ordinary shares or ADSs will depend in part on whether or not we are a passive foreign investment company, or PFIC, for United States federal income tax purposes.  Except as discussed below under “-PFIC Rules,” this discussion assumes that we are not a PFIC for United States federal income tax purposes.

Distributions.  Under the United States federal income tax laws, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation.  If you are a noncorporate U.S. holder, dividends paid that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.  Our ADSs are listed on the Nasdaq Global Market, and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income.  It is unclear whether dividends paid with respect to our ordinary shares will be qualified dividend income.

The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.  However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles.  Accordingly, you should expect to generally treat distributions we make as dividends.

In the event that we were deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares or ADSs.  See “Item 10.E.  Taxation—People’s Republic of China Taxation.” In that case, you must include any PRC tax withheld even though you do not in fact receive it.  Subject to certain conditions and limitations, PRC withholding taxes on dividends, to the extent of the portion of the tax that could not be reduced or refunded under the Treaty or otherwise, would be treated as foreign taxes eligible for credit against your United States federal income tax liability.  Special rules would apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates.  For purposes of calculating the foreign tax credit limitation, dividends will generally be income from sources outside the United States and will generally be “passive” income.  The rules governing the foreign tax credit are complex.  You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Disposition of ADSs or Ordinary Shares.  If you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs.  Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.  However, if we were treated as a PRC resident enterprise for Enterprise Income Tax Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty.  If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.  You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty.  Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty.  You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

PFIC Rules.  We do not expect to be a PFIC for our current taxable year or in the foreseeable future.  However, this conclusion is a factual determination that is made annually and thus may be subject to change.  It is therefore possible that we could be a PFIC for any taxable year.  In addition, our current position that we are not a PFIC is based in part upon the estimated value of our goodwill, which is based on the expected market value of our ordinary shares or ADSs.  Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our ordinary shares or ADSs.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ordinary shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or
•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income.  If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year and any entity in which we own equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), you would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if you held such shares directly, even though you had not received the proceeds of those distributions or dispositions.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and
•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ordinary shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;
•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income;

•

the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Your ordinary shares or ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares or ADSs, even if we are no longer satisfy the requirements to constitute a PFIC under the tests described above.

Alternatively, if we are a PFIC in a taxable year and our ordinary shares or ADSs are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ADSs.  If you make this election, you will not be subject to the PFIC rules described above, except that you will continue to be subject to the PFIC rules with respect to any Lower-tier PFIC that you are deemed to own under the rules described above.  Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs.  You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.  Any gain that you recognize on the sale or other disposition of your ordinary shares or ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year.  Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income.

If you own ordinary shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service, or IRS, Form 8621.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including ECMOHO Limited, that file electronically with the SEC.

We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at www.ecmoho.com (the content of our website does not form part of this annual report on Form 20-F).

The company is subject to the information requirements of the Exchange Act and, in accordance therewith, is obligated to file annual reports on Form 20-F within the time specified by the SEC and furnish other reports and information on Form 6-K to the SEC.  As a foreign private issuer, the company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

The SEC allows us to “incorporate by reference” the information we file with the SEC.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I.  Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

A significant portion of our total net revenues and expenses are denominated in Renminbi.  Renminbi are not freely convertible into foreign currencies, including U.S. dollars.  Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and short-term borrowings denominated in Renminbi.  We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.  Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs is affected by the exchange rate between U.S. dollar and Renminbi because the earnings of our PRC subsidiaries and VIE are denominated in Renminbi, while our ADSs are traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government.  On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar.  Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years.  Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band.  Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010.  On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies.  Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket.  Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies.  The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future.  Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion.  Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents amounting to US$3.2 million at the exchange rate of RMB6.9762 for US$1.00 as published by the People’s Bank of China on the same date.  If Renminbi had depreciated by 10% against the U.S. dollar, our cash and cash equivalents would have decreased by US$294.2 thousand.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on our short-term borrowings.  As of December 31, 2019, we had short-term borrowings of US$34.5 million, of which 73.2% were denominated in U.S. dollars and 26.8% in Renminbi.  The interest rates of our U.S. dollar-denominated short-term borrowings are pegged to the three-month LIBOR, and the interest rates of our Renminbi-denominated short-term borrowings are pegged to the loan prime rate published by the People’s Bank of China.  These short-term borrowings carry a degree of interest rate risk.  We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.  However, our future interest expenses may increase due to changes in market interest rates.  As of December 31, 2019, our short-term borrowings had a weighted average interest rate of 7.2% per annum.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.  In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements that are relevant to us, see Note 2(aj) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Item 12.	Description of Securities Other than Equity Securities

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., located at 388 Greenwich Street, New York, New York 10013, as depositary under the company’s ADS program, collects fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them on such fees as per the deposit agreement.

An ADS holder is required to pay the following service fees to the depositary:

Service	Fees

•   Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•   Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

and certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•

the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

•

any reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with conversion of foreign currency compliance with currency exchange control or other governmental requirements; and

•	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary.  ADS holders will receive prior notice of increases in such fees and charges.

Fees and Other Payments Made by the Depositary to us

In 2019, the company did not receive any payments from the depositary for standard out-of-pocket maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of U.S. GAAP accounts, legal and accounting fees associated with listing on the Nasdaq Global Market, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-233951), in relation to our initial public offering of 4,675,000 ADSs (including 300,000 ADSs sold upon the exercise of the underwriters’ over-allotment option) representing 18,700,000 Class A ordinary shares, at an initial offering price of US$10.00 per ADS.  Our initial public offering closed in November 2019.  UBS Securities LLC, China International Capital Corporation Hong Kong Securities Limited and AMTD Global Markets Limited were the joint book-running managers for our initial public offering.

The registration statement on Form F-1 was declared effective by the SEC on November 7, 2019.  For the period from the effective date of the registration statement on Form F-1 to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$11.7 million, which included US$7.9 million in underwriting discounts and commissions for the initial public offering and approximately US$3.8 million in other costs and expenses for our initial public offering.  We received net proceeds of approximately US$35.0 million from our initial public offering.  None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.  None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2019, the net proceeds received from our initial public offering were mainly kept as bank deposits.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, due to the outstanding material weakness described below, our disclosure controls and procedures were not effective.  We started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting as of December 31, 2019. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2018, relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

We plan to undertake steps to strengthen our internal control over financial reporting, including: (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (ii) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function; (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements; and (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were not any changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16	[Reserved]
Item 16A.	Audit Committee Financial Expert

The board has determined that Mr. Greg Ye, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.  For detailed biographical information on Mr. Ye, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”  Mr. Ye satisfies the “independence” requirements of Section 303A of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which is applicable to all of our directors, executive officers and employees.  We filed our code of ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-233951) filed with the SEC on November 7, 2019.  The code of ethics is also publicly available on our website, www.ecmoho.com (the content of our website does not form part of this annual report on Form 20-F).

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions.  Our corporate governance guidelines also provide that any adoption of a new stock incentive plan and any material amendments to such plans will be subject to the approval of our non-executive directors.  The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees.  The guidelines are not intended to change or interpret any applicable law, rule or regulation or our amended articles of association.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees, by categories, in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent public accountant for the years indicated.  We did not pay any other fees to our auditors during the years indicated below.

	Year ended December 31,
	2019	2018
	US$ in thousand
Audit Fees(1)	1,515	453
Audit-Related Fees	—	—
Tax Fees(2)	22	4
All Other Fees	—	—
Total	1,537	457

Notes:

(1)

“Audit Fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements, and fees for assurance services rendered in connection with our initial public offering in 2019.

(2)	“Tax Fees” represents the aggregate fees for professional services rendered by our principal auditors for tax advisory.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.  All of the services of PricewaterhouseCoopers Zhong Tian LLP for 2019 and 2018 described above were in accordance with the audit committee pre-approval policy.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

See “Item 16G. Corporate Governance.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a Cayman Islands exempted company with limited liability listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules for corporate governance listing standards.  However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Stock Market Rules and we are permitted to follow home country practice in respect of certain corporate governance matters.  As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the Nasdaq Global Market.  For example, we do not (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have an audit committee be composed of at least three members.

Other than those described above, there are no other significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq Stock Market Rules.

We strive to evolve and update our corporate governance guidelines and best practices in the interest of transparency, long-term shareholder value and respect for minority shareholders.  We disclose timely and accurate information regarding our operations and performance.

If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.  See “Item 3. Key Information – D. Risk Factors – Risks Related to Our ADSs – As a foreign private issuer, we are permitted to, and we will continue to, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers.  This may afford less protection to holders of our Class A ordinary shares and holders of the ADSs than they would enjoy if we were a domestic U.S. company.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The company has responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description
1.1

Third Amended and Restated Memorandum of Association and Articles of Association (incorporated by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

2.3

Form of Deposit Agreement, among the Registrant, Citibank, N.A., as the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 99.(A) to the registration statement on Form F-6 (File No. 333-234148), as amended, initially filed with the SEC on October 10, 2019)

2.4*	Description of securities registered under Section 12 of the Securities Exchange Act, as amended

4.1

English translation of the Exclusive Technology Consulting and Service Agreement between ECMOHO Limited and  Shanghai Yibo Medical Equipment Co., Ltd., dated November 28, 2018 (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.2

English translation of the Equity Pledge Agreement among Shanghai ECMOHO Health Biotechnology Co., Ltd.,  Shanghai Yibo Medical Equipment Co., Ltd., and the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28,  2018 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.3

English translation of the Exclusive Call Option Agreement among Shanghai ECMOHO Health Biotechnology Co., Ltd.,  Shanghai Yibo Medical Equipment Co., Ltd. and the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28,  2018 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.4

English translation of the Powers of Attorney by the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated  November 28, 2018 (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.5

English translation of the Confirmation Letters from the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28, 2018 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

Exhibit Number	Description
4.6

English translation of the Spousal Consent Letters from the respective spouses of the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28, 2018 (incorporated by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.7

English translation of the Exclusive Technology Consulting and Service Agreement between Xianggui (Shanghai) Biotechnology Co., Ltd. and Yang Infinity (Shanghai) Biotechnology Co., Limited, dated June 21,  2019 (incorporated by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.8

English translation of the Equity Pledge Agreement among Xianggui (Shanghai) Biotechnology Co., Ltd., Yang  Infinity (Shanghai) Biotechnology Co., Limited and the shareholders of Yang Infinity (Shanghai) Biotechnology Co., Limited, dated June 21,  2019 (incorporated by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.9

English translation of the Exclusive Call Option Agreement among Xianggui (Shanghai) Biotechnology Co., Ltd.,  Yang Infinity (Shanghai) Biotechnology Co., Limited, and the shareholders of Yang Infinity (Shanghai) Biotechnology Co., Limited, dated June 21, 2019 (incorporated by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.10

English translation of the Powers of Attorney by the shareholders of Yang Infinity (Shanghai) Biotechnology Co., Limited, dated June 21, 2019 (incorporated by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.11

English translation of the Confirmation Letters from the shareholders of Yang Infinity (Shanghai) Biotechnology Co.,  Limited, dated June 21, 2019 (incorporated by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.12

English translation of the Spousal Consent Letters from the respective spouses of the shareholders of Yang  Infinity (Shanghai) Biotechnology Co., Limited, dated June 21, 2019 (incorporated by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.13

Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health  Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.14

Joinder Agreement by STCH Investment Inc., dated August 2, 2018, to the Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.15

Joinder Agreement by Tim One International Limited, dated August  23, 2018, to the Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.16

Joinder Agreement by Voyager Advisors Limited, dated September  6, 2018, to the Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

Exhibit Number	Description
4.17

Share Subscription Agreement by and among ECMOHO Limited, CID Greater China Fund V, L.P., STCH Investments Inc., Smart Warrior Limited and Canarywharf Capital Limited, dated August 7, 2018 (incorporated by reference to

Exhibit 10.17 to the registration statement on Form F-1 (File no. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.18

Investors Rights Agreement by and among ECMOHO Limited, Behealth Limited, Uhealth Limited, ECMOHO (Hong  Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang, Leo Zeng and each of the Investors Listed in Exhibit A thereto, dated August 7, 2018 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019

4.19

ECMOHO 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.20

English translation of the Equity Transfer Agreement between ECMOHO (Hong Kong) Health Technology Limited and the shareholders of Shanghai ECMOHO Health Biotechnology Co. Ltd., dated July 26, 2018 (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.21

English translation of the Equity Transfer Agreement by and between Ningbo Yuanyuan Liuchang Investment Center  (Limited Liability) and Yipinda (Shanghai) Health Technology Co., Ltd., Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang and Leo Zeng, dated June 25, 2019 (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.22

English translation of the Equity Transfer Agreement by and between Suzhou Dade Hongqiang Investment Center  (Limited Liability) and Yipinda (Shanghai) Health Technology Co., Ltd., Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang and Leo Zeng, dated June 25, 2019 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.23

English translation of the Equity Transfer Agreement by and between Beijing Tianrun Diliang Investment Co., Ltd. and Yipinda (Shanghai) Health Technology Co., Ltd., Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang and Leo Zeng, dated June 25, 2019 (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.24

English translation of the Loan Agreement between ECMOHO Limited and Taipei Fubon Commercial Bank Co. Limited, dated October 18, 2018 (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.25

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the inventories of Import-It Corp. and ECMOHO (Hong Kong) Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.26

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the receivables of Import-It Corp. and ECMOHO (Hong Kong) Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.27

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the bank accounts of Import-It Corp. and ECMOHO (Hong Kong) Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.28

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the shares held by Behealth Limited and Uhealth Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

Exhibit Number	Description

4.29

English translation of agreements in relation to the loan provided by Industrial Bank Co., Ltd. to Shanghai  ECMOHO Health Biotechnology Co., Ltd. and guaranteed by Zoe Wang and Leo Zeng, dated June 12, 2018 (incorporated by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.30

English translation of agreements in relation to the loan provided by Ping An Bank Co., Ltd. to Shanghai  Tonggou Information Technology Co., Ltd. and guaranteed by Zoe Wang, Leo Zeng and Shanghai ECMOHO Health Biotechnology Co., Ltd., dated June 15, 2018 (incorporated by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.31

English translation of agreements in relation to the loan provided by HSBC Bank (China) Company Limited to  Shanghai Tonggou Information Technology Co., Ltd. and guaranteed by Zoe Wang, Leo Zeng, Shanghai ECMOHO Health Biotechnology Co., Ltd. and ECMOHO (Hong Kong) Limited, dated November 19, 2018 (incorporated by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.32

English translation of agreements in relation to the loan provided by Fubon Bank (China) Co., Ltd. to Shanghai Tonggou Information Technology Co., Ltd. and guaranteed by Zoe Wang, Leo Zeng and Shanghai ECMOHO Health Biotechnology Co., Ltd., dated September 25, 2018 (incorporated by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.33

English translation of agreements in relation to the loan provided by China Everbright Bank Co., Ltd. to Shanghai  ECMOHO Health Biotechnology Co., Ltd. and guaranteed by Zoe Wang and Leo Zeng, dated December 14,  2018 (incorporated by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.34

English translation of the loan agreement among Shanghai Focus Brand Management Co., Ltd., Shanghai  ECMOHO Health Biotechnology Co., Ltd. and Zoe Wang, dated October 22, 2018 (incorporated by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.35

English translation of the loan provided by China Merchants Bank Co., Ltd. to Shanghai ECMOHO Health Biotechnology Co.,  Ltd. and guaranteed by Zoe Wang, Leo Zeng and Shanghai Tonggou Information Technology Co., Ltd., dated March 12, 2019 (incorporated by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.36

English translation of the loan provided by Ningbo Commerce Bank Co., Ltd to Shanghai ECMOHO Health Biotechnology Co.,  Ltd. and guaranteed by Zoe Wang and Leo Zeng, dated May 6, 2019 (incorporated by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.37

English translation of the Loan Agreements between ECMOHO (Hong Kong) Limited and Techlong International Investments Limited, dated September 18, 2017, March 28, 2018 and April 3, 2018, respectively (incorporated by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.38

Agreements in relation to the loan provided by The Hongkong and Shanghai Banking Corporation Limited to ECMOHO  (Hong Kong) Limited, dated October 29, 2018 (incorporated by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

Exhibit Number	Description
4.39

Form of indemnification agreements between ECMOHO Limited and the directors and executive officers of ECMOHO  Limited and employment agreements between ECMOHO Limited and the directors of ECMOHO  Limited

(incorporated by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.40*

English translation of the Equity Transfer Agreement by and among Yiling (Shanghai) Information Technology Co., Ltd., Daniel Wang, Shanghai Xianggui Health Management Co., Ltd. and Xianggui (Shanghai) Biotechnology Co., Ltd., dated April 27, 2020

4.41*

English translation of the Agreement on Contract Cancellation by and among Xianggui (Shanghai) Biotechnology Co., Ltd., Yang Infinity (Shanghai) Biotechnology Co., Limited, Zoe Wang, Leo Zeng and Shanghai Xianggui Health Management Co., Ltd., dated April 27, 2020 with respect to the cancellation of the contractual arrangements with Yang Infinity (Shanghai) Biotechnology Co., Limited

4.42*	English translation of the Agreement on Cancellation of Equity Pledge Contract between Xianggui (Shanghai) Biotechnology Co., Ltd. and Zoe Wang, dated April 27, 2020

4.43*	English translation of the Agreement on Cancellation of Equity Pledge Contract between Xianggui (Shanghai) Biotechnology Co., Ltd. and Leo Zeng, dated April 27, 2020

4.44*	English translation of the Loan Agreements between ECMOHO Limited and Techlong International Investments Limited, dated November 12, 2019

4.45*	English translation of the Supplementary Loan Agreement by and among Techlong International Investments Limited, ECMOHO Limited, Uhealth Limited and Leo Zeng, dated May 29, 2020

4.46*

English translation of the Supplementary Loan Agreement by and among Techlong International Investments Limited, ECMOHO (Hong Kong) Health Technology Limited, Uhealth Limited and Leo Zeng, dated May 29, 2020

8.1

Principal Subsidiaries as of December 31, 2019 (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

12.1*	Certification by the Chairman and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended

13.1**	Certification by the Chairman and Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 12, 2020

ECMOHO LIMITED

By	/s/ Zoe Wang
Name:	Zoe Wang
Title:	Chairman & Chief Executive Officer

By	/s/ Richard Wei
Name:	Richard Wei
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ECMOHO Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ECMOHO Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 12, 2020

We have served as the Company’s auditor since 2018.

ECMOHO LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

		As of December 31,	As of December 31,
	Note	2018	2019
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5	10,336,467	49,098,841
Restricted cash	13	2,628,392	2,000,054
Accounts receivable, net	6	33,839,528	49,829,419
Inventories, net	7	53,683,391	49,894,514
Prepayments and other current assets	8	11,259,410	21,366,262
Total current assets		111,747,188	172,189,090
Property and equipment, net	9	1,476,512	1,428,979
Intangible assets	11	1,502,231	1,311,653
Operating lease right-of-use assets	10	-	1,203,961
Deferred tax assets	23	1,056,211	787,697
Other non-current assets	12	1,990,266	1,538,996
Total assets		117,772,408	178,460,376
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Short term borrowings	13	21,956,149	34,515,953
Accounts payable		23,539,964	26,439,191
Amounts due to related parties	24	17,423,200	16,233,461
Operating lease liabilities, current	10	-	1,052,046
Advances from customers	2(1)	2,957,026	1,043,004
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs and VIE’s subsidiary without recourse to the Company of US$ 39,585 and US$ 21,695 as of December 31, 2018 and 2019, respectively)		1,751,571	718,698
Tax payable (including tax payable of the consolidated VIEs and VIE’s subsidiary without recourse to the Company of US$ 1,848 and US$ 1,010 as of December 31, 2018 and 2019, respectively)	15	2,906,972	3,042,834
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIEs and VIE’s subsidiary without recourse to the Company of US$ 8,781 and US$ 7,238 as of December 31, 2018 and 2019, respectively)	14	4,294,370	10,516,988
Total current liabilities		74,829,252	93,562,175
Deferred taxes liabilities	23	210,076	138,406
Other non-current liabilities		108,594	-
Operating lease liabilities, non-current	10	-	69,347
Total liabilities		75,147,922	93,769,928
Commitments and contingencies (Note 26)

ECMOHO LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

		As of December 31,	As of December 31,
	Note	2018	2019
		US$	US$
Mezzanine equity:
Class A-1 convertible redeemable preferred shares (US$ 0.00001 par value; 9,519,000 shares authorized, issued and outstanding as of December 31, 2018; redemption amount of US$ 7,641,780 as of December 31, 2018)	16	19,495,152	-
Class A-2 convertible redeemable preferred shares (US$0.00001 par value; 13,663,700 shares authorized, 10,817,100 shares issued and outstanding as of December 31, 2018; redemption amount of US$ 22,011,640 as of December 31, 2018)	16	26,083,210	-
Series A convertible redeemable preferred shares (US$0.00001 par value; 7,938,915 shares authorized, issued and outstanding as of December 31, 2018; redemption amount of US$ 22,926,600 as of December 31, 2018)	16	22,875,144	-
Redeemable non-controlling interests (redemption amount of US$ 6,993,038 as of December 31, 2018)	17	6,393,530	-
Total mezzanine equity		74,847,036	-
Stockholders’ (deficit)/equity:
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 shares authorized at December 31, 2018 and December 31, 2019; 18,377,600 and 63,567,099 shares issued at December 31, 2018 and December 31, 2019, respectively; 15,531,000 and 63,567,099 shares outstanding at December 31, 2018 and December 31, 2019, respectively)		155	635
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 shares authorized, issued and outstanding at December 31, 2018 and December 31, 2019)		752	752
Additional paid-in capital		-	105,944,278
Treasury stock (US$0.00001 par value; 2,846,600 shares and nil at December 31, 2018 and 2019 respectively)		-	-
Subscription receivables	18	(9,261,300)	-
Accumulated other comprehensive loss		(1,420,369)	(2,264,635)
Accumulated deficit		(21,852,692)	(19,556,137)
Total ECMOHO Limited shareholders’ (deficit)/equity		(32,533,454)	84,124,893
Non-controlling interests		310,904	565,555
Total shareholders’ (deficit)/equity		(32,222,550)	84,690,448
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		117,772,408	178,460,376

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

		Year Ended December 31,
	Note	2017	2018	2019
		US$	US$	US$
Net revenues:
Product sales		95,572,904	176,097,737	302,098,523
Services		2,664,665	22,917,299	27,381,393
Total net revenues	19	98,237,569	199,015,036	329,479,916
Total cost of revenue		(69,124,047)	(140,153,462)	(257,431,074)
Gross profit		29,113,522	58,861,574	72,048,842
Operating expenses:
Fulfillment expenses		(6,217,307)	(13,096,731)	(16,956,520)
Sales and marketing expenses	2(v)	(15,528,891)	(27,461,813)	(40,205,943)
General and administrative expenses		(4,004,065)	(9,068,864)	(8,496,574)
Research and development expenses		(484,089)	(1,669,323)	(1,808,422)
Other operating income		—	—	34,761
Total operating expenses		(26,234,352)	(51,296,731)	(67,432,698)
Operating income		2,879,170	7,564,843	4,616,144
Finance expense, net	20	(144,811)	(925,543)	(2,513,847)
Foreign exchange loss, net		105,976	(306,730)	(392,955)
Other income, net	2(ab)	(36,121)	234,421	475,195
Income before income tax expenses		2,804,214	6,566,991	2,184,537
Income taxes expenses	23	(80,576)	(417,124)	(249,639)
Net income		2,723,638	6,149,867	1,934,898
Less: Net income/(loss) attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders		(101,819)	25,877	(361,657)
Net income attributable to ECMOHO Limited		2,825,457	6,123,990	2,296,555
Less: Accretion on Round A convertible redeemable preferred shares to redemption value		(1,559,285)	(1,018,493)	—
Less: Accretion on Round B convertible redeemable preferred shares to redemption value		(2,412,996)	(1,574,737)	—
Less: Accretion on Series A convertible redeemable preferred shares to redemption value		—	(445,177)	(1,022,461)
Less: Accretion to redemption value of redeemable non-controlling interests		—	(129,896)	(311,757)
Less: Extinguishment of convertible redeemable preferred shares	16	—	(24,763,245)	—
Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders		(1,146,824)	(21,807,558)	962,337
Net income		2,723,638	6,149,867	1,934,898
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax		798,988	(681,407)	(887,407)
Less: Comprehensive income attributable to non-controlling interests		(94,976)	14,543	(404,798)
Comprehensive income attributable to ECMOHO Limited		3,617,602	5,453,917	1,452,289
Net (loss)/earnings per share attributable to ECMOHO Limited’s ordinary shareholders
—basic		(0.01)	(0.26)	0.01
—diluted		(0.01)	(0.26)	0.01
Weighted average number of Ordinary Shares
—basic		81,162,400	84,970,000	98,104,216
—diluted		81,162,400	84,970,000	115,644,864

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stocks
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Subscription receivable	Accumulated other comprehensive loss	Accumulated Deficit	Non-Controlling interests	Total Shareholders’ Deficit
Balances at January 1, 2017	6,012,000	60	75,150,400	752	-	-	-	-	(1,542,441)	(18,804,327)	470,359	(19,875,597)
Accretion to redemption value of convertible redeemable preferred shares	-	-	-	-	-	-	-	-	-	(3,972,281)	-	(3,972,281)
Acquisition of non-controlling interests	-	-	-	-	-	-	-	-	-	(23,993)	(24,711)	(48,704)
Sale of equity interests in a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	78,404	(62,169)	16,235
Foreign currency translation	-	-	-	-	-	-	-	-	792,145		6,843	798,988
Net income	-	-	-	-	-	-	-	-	-	2,825,457	(101,819)	2,723,638
Balances at December 31, 2017	6,012,000	60	75,150,400	752	—	—	—	—	(750,296)	(19,896,740)	288,503	(20,357,721)
Issuance of treasury stock (Note 18)	—	—	—	—	2,846,600	—	—	—	—	—	—	—
Share-based compensation expense (Note 21)	—	—	—	—		—	356,549	—	—	—	—	356,549
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	104,159	104,159
Accretion to redemption value of redeemable convertible preferred stock (Note 16)	—	—	—	—	—	—	(356,549)	—	—	(2,681,858)	—	(3,038,407)
Accretion to redemption value of redeemable non-controlling interests and income attribution (Note 17)	—	—	—	—	—	—	—	—	—	(129,896)	(96,301)	(226,197)
Convertible redeemable preferred shares exchanged to Class A Ordinary Shares (Note 16)	9,519,000	95	—	—	—	—	19,495,057	—	—	—	—	19,495,152
Subscription receivables due from shareholders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	—	—	—	—	—	—	—	(9,261,300)	—	—	—	(9,261,300)
Extinguishment of Round A and Round B convertible redeemable preferred shares (Note 16)	—	—	—	—	—	—	(19,495,057)	—	—	(5,268,188)	—	(24,763,245)
Foreign currency translation	—	—	—	—	—	—	—	—	(670,073)	—	(11,334)	(681,407)
Net income	—	—	—	—	—	—	—	—	—	6,123,990	25,877	6,149,867
Balances at December 31, 2018	15,531,000	155	75,150,400	752	2,846,600	—	—	(9,261,300)	(1,420,369)	(21,852,692)	310,904	(32,222,550)

The accompanying notes are an integral part of these consolidated financial statements

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stocks
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Subscription receivable	Accumulated other comprehensive loss	Accumulated Deficit	Non-Controlling interests	Total Shareholders’ Deficit
	15,531,000	155	75,150,400	752	2,846,600	—	—	(9,261,300)	(1,420,369)	(21,852,692)	310,904	(32,222,550)
Cancellation of treasury stock (Note 18)	—	—	—	—	(2,846,600)	—	—	—	—	—	—	—
Share-based compensation expense (Note 21)	—	—	—	—	—	—	1,575,029	—	—	—	—	1,575,029
Sale of equity interests in a subsidiary to non-controlling interests							2,757	—	—	—	592,725	595,482
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	29,196	29,196
Accretion to redemption value of redeemable convertible preferred stock (Note 16)	—	—	—	—	—	—	(1,022,461)	—	—	—	—	(1,022,461)
Accretion to redemption value of redeemable non-controlling interests and income attribution (Note 17)	—	—	—	—	—	—	(311,757)	—	—	—	27,068	(284,689)
Acquisition of non-controlling interests (Note 17)	—	—	—	—	—	—	(180,784)	—	—	—	10,460	(170,324)
Acquisition of redeemable non-controlling interests (Note 17)	—	—	—	—	—	—	1,296,171	—	—	—	—	1,296,171
Conversion of preferred shares to Class A ordinary shares (Note 16)	29,336,099	293	—	—	—	—	69,564,896	—	—	—	—	69,565,189
Subscription fees received from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	—	—	—	—	—	—	—	9,261,300	—	—	—	9,261,300
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment option, net of cost of issuance (Note 18)	18,700,000	187	—	—	—	—	35,020,427	—	—	—	—	35,020,614
Foreign currency translation	—	—	—	—	—	—	—	—	(844,266)	—	(43,141)	(887,407)
Net income	—	—	—	—	—	—	—	—	—	2,296,555	(361,657)	1,934,898
Balances at December 31, 2019	63,567,099	635	75,150,400	752	—	—	105,944,278	—	(2,264,635)	(19,556,137)	565,555	84,690,448

The accompanying notes are an integral part of these consolidated financial statements

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Cash flows from operating activities:
Net income	2,723,638	6,149,867	1,934,898
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	505,828	605,578	996,715
Provision for allowance of doubtful accounts	66,630	61,959	93,737
Inventory write down	1,211,131	639,679	1,194,496
Deferred tax (expenses)/benefit	(144,092)	(1,086,380)	192,741
Share-based compensation	-	356,549	1,575,029
Amortization of right-of-use asset and interest of lease liabilities	-	-	1,636,237
Changes in operating assets and liabilities:
Accounts receivable	269,686	(23,245,962)	(17,164,688)
Inventory	(9,737,761)	(37,639,680)	2,497,477
Prepayments and other current assets	2,283,341	(7,701,073)	(11,008,829)
Other non-current assets	(813,825)	347,501	(374,253)
Accounts payable	1,405,523	12,364,048	3,648,039
Amount due to related parties	225,152	561,907	488,186
Advance from customers	(709,079)	2,341,006	(1,911,843)
Tax payable	1,098,265	1,207,501	177,502
Salary and welfare payable	79,745	952,748	(1,058,214)
Operating lease liabilities, current	-	-	(1,494,644)
Accrued liabilities and other current liabilities	(1,157,860)	3,471,502	4,498,900
Other non-current liabilities	249,821	(142,266)	(110,431)
Net cash used in operating activities	(2,443,857)	(40,755,516)	(14,188,945)
Cash flows from investing activities:
Payments for acquisition of business license	(172,936)	(122,854)	-
Purchases of property and equipment	(52,477)	(1,423,064)	(557,627)
Payments for software procurement	(282,811)	(201,866)	(255,380)
Net cash used in investing activities	(508,224)	(1,747,784)	(813,007)
Cash flows from financing activities:
Cash payments for acquisition of equity interests of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	-	(14,475,846)	(4,261,580)
Subscription fees received from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	-	6,000,376	9,261,300
Subscription fees received from the Round A and Round B Investors of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	-	3,386,528	89,222
Cash receipts from issuance of Series A Convertible Redeemable Preferred Shares, net of issuance costs (Note 16)	-	22,429,967	-
Proceeds from borrowings	4,819,106	41,529,327	50,434,437
Repayments of borrowings	(5,233,691)	(23,469,501)	(37,295,468)
Cash received from maturity of loan deposits (Note 8)	-	-	861,268
Cash payment for loan deposits (Note 8)	-	(437,114)	(854,188)
Contribution from non-controlling interests shareholders	-	104,159	29,196
Payment for acquisition of non-controlling interests	-	-	(170,324)
Payment for acquisition of redeemable non-controlling interests (Note 17)	-	-	(2,215,392)
Proceeds from issuance of ordinary shares upon Initial Public Offering and over-allotment option, net of payment of cost of issuance/(Payment of Initial Public Offering costs)	-	(522,072)	35,020,614
Capital injection from non-controlling interests shareholders	16,235	-	595,482
Proceeds of borrowings from related parties	3,000,000	3,000,000	4,000,000
Proceeds of advances from related parties	15,304	8,964,847	9,436,151
Repayment of advances to related parties	(1,033,740)	(2,474,371)	(10,593,662)
Net cash provided by financing activities	1,583,214	44,036,300	54,337,056
Effects of exchange rate changes on cash and cash equivalents	(20,479)	742,397	(1,201,068)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(1,389,346)	2,275,397	38,134,036
Cash, cash equivalents and restricted cash at beginning of year	12,078,808	10,689,462	12,964,859
Cash, cash equivalents and restricted cash at end of year	10,689,462	12,964,859	51,098,895

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Supplemental disclosure of cash flow information:
Interests paid	(165,001)	(445,689)	(2,531,209)
Income tax paid	-	-	-
Non-cash financing and investing activities
Accretion to redemption value of convertible redeemable preferred shares	3,972,281	3,038,407	1,022,461
Accretion to redemption value of redeemable non-controlling interests	-	129,896	311,757
Extinguishment of convertible redeemable preferred shares (Note 16)	-	24,763,245	-
Capital contribution from non-controlling interests shareholders (Note 13)	-	107,129	-
Subscription receivables due from Founders of ECMOHO Shanghai for Reorganization purpose (Note 24)	-	9,261,300	-
Subscription receivables due from Round B Investor of ECMOHO Shanghai for Reorganization purpose (Note 24)	-	89,222	-
Payables due to shareholders of ECMOHO Shanghai for Reorganization purpose (Note 24)	-	(4,261,580)	-
Payables for assets and business acquisition (Note 14)	(168,766)	-	-
Payables for the acquisition of redeemable non-controlling interests (Note 17)	-	-	(3,120,583)

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities
(a)	Principal activities

Ecmoho Limited (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands, together with (i) its various equity-owned consolidated subsidiaries, (ii) its controlled affiliate Shanghai Yibo Medical Device Co., Ltd (“Yibo or Yibo VIE”) and Yang Infinity (Shanghai) Biotechnology Co., Limited (“Yang or Yang VIE”) and Yang VIE’s subsidiary are collectively referred to as the “Group”. The Company serves as an investment holding company with no operations of its own. The Group is primarily engaged in e-commerce business and sells products to consumers and retailers. The Group also provides services including online store operating services, promotion and marketing services to its brand partners and other brand customers.

As of December 31, 2019, the Company’s principal subsidiaries and VIEs are as follows:

Name of subsidiaries and VIEs	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect ownership	Principle activities
Subsidiaries of the Company:
ECMOHO (Hong Kong) Health Technology Limited (“ECMOHO HK”)	Established on June 27, 2018	Hong Kong	100.00%	Investment holding
Shanghai ECMOHO Health Biotechnology Co. Limited (“ECMOHO Shanghai”)	Established on December 23, 2011	PRC	100.00%	Product sales and services
Jianyikang Health Technology (Shanghai) Co., Limited	Established on May 21, 2018	PRC	100.00%	Product sales
Ecmoho (Hong Kong) Limited	Established on April 1, 2015	Hong Kong	100.00%	Product sales and services
Import It Corp.	Established on September 4, 2012	BVI	100.00%	Product sales and services
Shanghai Tonggou Information Technology Co., Limited	Established on May 20, 2013	PRC	100.00%	Product sales and services
Yijiasancan (Shanghai) E-commerce Co., Ltd.	Established on August 21, 2013	PRC	100.00%	Product sales and services
Shanghai Hengshoutang Health Technology Co., Limited	Established on April 11, 2016	PRC	70.00%	Product sales
Qinghai Hengshoutang Plateau Medicine Co., Limited	Acquired on March 21, 2017	PRC	70.00%	Product sales
Shanghai Jieshi Technology Co., Limited	Acquired on December 16, 2016	PRC	100.00%	Product sales
Shanghai ECMOHO Health Technology Co., Limited	Established on May 5, 2015	PRC	100.00%	Product sales
Hangzhou Duoduo Supply Chain Management Co., Limited	Acquired on April 25, 2017	PRC	100.00%	Bonded area warehousing
ECMOHO Co., Ltd. (Korea)	Established on August 27, 2018	Korea	100.00%	Product sales
Yi Ling (Shanghai) Information Technology Co., Limited	Established on August 30, 2018	PRC	100.00%	Intercompany services
Xianggui (Shanghai) Biotechnology Co., Ltd.	Established on September 28, 2018	PRC	60.00%	Product sales and services
Shanghai Yuyun Information Technology Co., Ltd.	Established on October 15, 2018	PRC	100.00%	Startup
Yipinda (Shanghai) Health Technology Co., Ltd.	Established on February 27, 2019	PRC	100.00%	Product sales
ECMOHO Co., Ltd. (Japan)	Established on July 15, 2016	Japan	100.00%	Inactive
Variable Interest Entity (“VIE”):
Shanghai Yibo Medical Device Co., Ltd (“Yibo or Yibo VIE”)*	Established on April 21, 2017	PRC	100.00%	Operates the Company’s own online e-commerce platform
Yang Infinity (Shanghai) Biotechnology Co., Limited (“Yang or Yang VIE”)	Established on November 15, 2018	PRC	60.00%	Product sales
Subsidiary of Variable Interest Entity (“VIE subsidiary”):
Yinchuan Xianggui Internet Hospital Co., Ltd	Established on May 17, 2019	PRC	60.00%	Product sales

(b)	Reorganization

The Group commenced its operations in December 2011 through ECMOHO Shanghai, a People's Republic of China ("the PRC") company established by Ms. Zoe Wang and Mr. Leo Zeng, who are in spousal relationship (collectively known as “the Founders”).

In 2015 and 2016, ECMOHO Shanghai offered 19% and 12% of its equity interests with preferential rights to Round A and Round B Investors with the consideration of US$ 13,081,880 and US$ 24,000,000, respectively (Note 16).

In April 2018, one of the Round A Investors (“Exit Investor”) sold all its 8.36% equity interest with preferential rights to the Founders for cash (Note 16).

To facilitate offshore financing, an offshore corporate structure was formed in August 2018 (the “Reorganization”), which was carried out as follows:

1)	In June 2018, the Company was incorporated in the Cayman Islands by the Founders.
2)	In June 2018, ECMOHO HK was incorporated in Hong Kong with 100% ownership by the Company.
3)

In July 2018, ECMOHO HK legally acquired 97.5% of the equity interest of ECMOHO Shanghai from the Founders and most of the Investors, except for 2.5% equity interests held by certain of the Investors (“NCI holders”), with the cash consideration of US$ 18,737,426. Such consideration shall be used by these Founders and Investors to subscribe ordinary shares and preferred shares of the Company to exchange its equity interests of ECMOHO Shanghai for Reorganization purpose. As of December 31, 2018, consideration of US$14,475,846 has been paid, and consideration of US$ 4,261,580 remained outstanding and was presented as amounts due to related parties on the consolidated balance sheets. The remaining consideration of US$ 4,261,580 was fully paid in 2019.

4)

In August 2018, the Founders subscribed 9,519,000 Class A Ordinary Shares and 75,150,400 Class B Ordinary Shares of the Company with the cash consideration of US$ 15,261,676 (part of the above mentioned cash consideration of US$ 18,737,426), in the same proportions as the percentage of equity interest they held in ECMOHO Shanghai before the Reorganization. As of December 31, 2018, consideration of US$ 6,000,376 has been received, and consideration of US$ 9,261,300 remained outstanding and was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets. The remaining consideration of US$ 9,261,300 was fully received in 2019.

The 9,519,000 Class A Ordinary Shares were in connection with the 8.36% equity interests the Founder purchased from the Exit Investor. The Founders gave up the preferential rights associated with the equity interests simultaneously with the issuance of such Class A Ordinary Shares (Note 16). In August 2018, the Founders sold 8,880,894 out of the 9,519,000 Class A Ordinary Shares to third party investors (Note 18).

5)

In September 2018, the Round A and Round B Investors, except for the NCI holders, subscribed for 9,519,000 Class A-1 and 10,817,000 Class A-2 Ordinary Shares with preferential rights of the Company with the total cash consideration of US$ 3,475,750 (the remaining part of the above mentioned cash consideration of US$ 18,737,426), all in the same proportions, on an as converted basis, as the percentage of equity interest they held in ECMOHO Shanghai before the Reorganization. As of December 31, 2018, consideration of US$ 3,386,528 has been received, and consideration of US$ 89,222 remained outstanding and was presented as subscriptions receivable, a contra mezzanine equity balance on the consolidated balance sheets. The remaining consideration of US$ 89,222 was fully received in 2019 (Note 16).

The Reorganization was a recapitalization with no substantial changes in the shareholding of the Company.  Therefore, it was accounted for using historical costs with assets and liabilities reflected at carryover basis. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

(c)	VIE arrangements

To comply with the relevant PRC laws and regulations, the Company operates its internet-based business in which foreign investment is restricted or prohibited through its Yibo VIE. To provide the Company the control of the Yibo VIE, ECMOHO Shanghai entered into a series of contractual arrangements with the Yibo VIE or its equity holders as follows:

Exclusive Technology Consulting and Service Agreement

Under the exclusive technology consulting and service agreement between ECMOHO Shanghai and Yibo VIE, ECMOHO Shanghai has the exclusive right to provide to Yibo VIE consulting and services related to, among other things, research and development, system operation, advertising, internal training and technical support. ECMOHO Shanghai has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. In exchange, Yibo VIE agrees to pay ECMOHO Shanghai an annual service fee, at an amount that is agreed by ECMOHO Shanghai. Unless ECMOHO Shanghai provides valid notice of termination 90 days prior to the term of agreement ending, this agreement will remain effective for 10-years to be automatically renewed for another 10 years thereafter.

Powers of Attorney

The shareholders of Yibo VIE, have each executed a power of attorney to irrevocably appoint ECMOHO Shanghai or its designated person as their attorney-in-fact to exercise all of their rights as shareholders of Yibo VIE, including, but not limited to, the right to convene and attend shareholder meetings, vote on any resolution that requires a shareholder vote, such as the appointment or removal of directors and executive officers, and other voting rights pursuant to the then-effective articles of association of Yibo VIE. The power of attorney will remain in force for so long as the controlling shareholders remain the shareholders of Yibo VIE.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among ECMOHO Shanghai, Yibo VIE, and the shareholders of Yibo VIE, the shareholders pledged all of their equity interests in Yibo VIE to guarantee their and Yibo VIE’s performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by Yibo VIE or its shareholders of contractual obligations under these agreements, ECMOHO Shanghai, as pledgee, will have the right to dispose of the pledged equity interests in Yibo VIE. The shareholders of Yibo VIE also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, ECMOHO Shanghai has the right to receive all of the dividends and profits distributed on the pledged equity interests. As of the date of this prospectus, the equity pledge for the Company’s variable interest equity has been registered with local PRC authorities.

Spousal Consent Letters

Pursuant to the spousal consent letter, each of the respective spouse of the shareholders of Yibo VIE, unconditionally and irrevocably agreed that the equity interest in Yibo VIE held by and registered in the name of his/her spouse will be disposed of pursuant to the equity pledge agreement, the exclusive call option agreement and the power of attorney. The spouse agreed not to assert any rights over the equity interest in Yibo VIE held by his/her spouse. In addition, in the event that the spouse obtains any equity interest in Yibo VIE held by his/her spouse for any reason, the spouse agreed to be bound by the contractual arrangements.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement between ECMOHO Shanghai, Yibo VIE and its shareholders, the shareholders of Yibo VIE irrevocably grant ECMOHO Shanghai an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of the equity interests in Yibo VIE. The purchase price shall be the lowest price permitted by applicable PRC law. In addition, Yibo VIE has granted ECMOHO Shanghai an exclusive option to purchase, at its discretion, or have its designated person to purchase, to the extent permitted under PRC law, all or part of Yibo VIE’s assets at the book value of such assets, or at the lowest price permitted by applicable PRC law, whichever is higher. The shareholders of Yibo VIE undertake that, without the Company’s prior written consent or the prior written consent of ECMOHO Shanghai, they may not increase or decrease the registered capital, dispose of its assets, incur any debt or guarantee liabilities, enter into any material purchase agreements, conduct any merger, acquisition or investments, amend its articles of association or provide any loans to third parties. The exclusive call option agreement will remain effective until all equity interest in Yibo VIE held by its shareholders and all assets of Yibo VIE are transferred or assigned to ECMOHO Shanghai or its designated representatives.

Yibo VIE, under Generally Accepted Accounting Principles in the United States (“US GAAP”), is considered to be a consolidated VIE in which the Company, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity. Through the aforementioned contractual agreements, the Company has the ability to:

•	exercise control over Yibo VIE whereby having the power to direct Yibo VIE’s activities that most significantly drive the economic results of Yibo VIE;
•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the Yibo VIE as if it was their sole shareholder; and
•	have an exclusive option to purchase all of the equity interests in Yibo VIE.

In June 2019, Yang VIE entered into the VIE Agreements, including Exclusive Technology Support and Consulting Services Agreement, Powers of Attorney, Equity Pledge Agreement, Spousal Consent Letters and Exclusive Call Option Agreement which contain terms substantially similar to those entered into between Yibo VIE and ECMOHO Shanghai in 2018.

Management therefore concluded that the Company, through the above contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of the VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiary, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and VIE subsidiary are eliminated in the balances presented below:

	As of December 31,
	2018	2019
	US$	US$
Assets
Current assets
Cash and cash equivalents	11,092	61,456
Amount due from subsidiaries of the Company	21,856	720,588
Inventory	—	6,608
Prepayments and other current assets	1,899	—
Total current assets	34,847	788,652
Total assets	34,847	788,652
Liabilities
Current liabilities
Salary and welfare payable	39,585	21,695
Accounts payable	—	26,485
Advance from customers	—	1,816
Tax payable	1,848	1,010
Amount due to subsidiaries of the Company	399,735	105,342
Accrued liabilities and other current liabilities	8,781	7,238
Total current liabilities	449,949	163,586
Total liabilities	449,949	163,586

	Year Ended December 31,
	2018	2019
	US$	US$
Net revenues	21,384	29,122
Net losses	(430,519)	(544,953)

	Year Ended December 31,
	2018	2019
	US$	US$
Net cash provided by/(used in) operating activities	11,092	(434,616)
Net cash provided by financing activities	—	484,980
Net increase in cash and cash equivalents	11,092	50,364

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2018 and 2019. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group believes that the contractual arrangements among its shareholders and ECMOHO Shanghai comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and ECMOHO Shanghai has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

2.Principal Accounting Policies

(a)Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization was a recapitalization with no substantial changes in the shareholding of the Company. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods.

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)Basis of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, through contractual agreements, has the power to direct activities of, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. ECMOHO Shanghai and ultimately the Company hold all the variable interests of the VIEs, and has been determined to be the primary beneficiary of the VIEs.

(c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company believes that revenue recognition, sales return, sales incentive, inventory write-down, rebates, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets, allowance for doubtful accounts, and valuation of ordinary shares and preferred shares  requires significant judgments and estimates used in the preparation of its consolidated financial statements.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

(d)Functional Currency and Foreign Currency Translation

The Group uses United States dollars ("US$" or "USD") as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income as foreign exchange related gains.

The financial statements of the Group’s entities using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Group’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, Income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income/(loss) on the consolidated financial statement.

The exchange rates used for translation on December 31, 2018 and 2019 were US$1.00=RMB 6.8632 and US$1.00=RMB 6.9762, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable, deposits, loan deposits, accounts payable, operating lease liabilities, accrued liabilities and other current liabilities, short-term borrowings, amounts due to related parties and other liabilities.

As of December 31, 2018 and 2019, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, deposits, loan deposits, accounts payable, operating lease liabilities, accrued liabilities and other current liabilities, short-term borrowings, amounts due to related parties and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

(f)Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash in bank and time deposits placed with banks, other financial institutions and third party payment processors, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

Restricted cash mainly represents secured deposits held in designated bank accounts for drawdown of bank loans.

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on the consolidated balance sheet as follows:

	As of December 31,
	2017	2018	2019
	US$	US$	US$
Cash and cash equivalents	10,689,462	10,336,467	49,098,841
Restricted cash	-	2,628,392	2,000,054
Total	10,689,462	12,964,859	51,098,895

(g)Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(h)Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold.

(i)Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the following estimated useful lives, taking into account any estimated residual value. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Warehouse equipment	3 years	5%
Furniture, computer and office equipment	2 - 5 years	0%-5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

(j)Intangible assets, net

Software purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic lives or stipulated period in the contract, which is usually 5 years.

Other separately identifiable intangible assets that have finite lives and continue to be amortized consist primarily of trademark and business license purchased from third parties in the years of 2017, 2018 and 2019. The Company amortizes these intangible assets on a straight-line basis over their estimated useful lives, which are 5 to 10 years.

The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

(k)Impairment of long-lived assets

For long-lived assets including property and equipment, intangible assets and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(l)Advances from customers

Certain third party customers pay in advance to purchase product goods. Cash proceeds received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

(m)Deferred equity offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are incremental and directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in shareholders' (deficit)/equity as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of comprehensive income. As of December 31, 2018 and 2019, deferred offering costs of US$ 522,072 and nil were recorded in the consolidated balance sheet (Note 12).

(n)Mezzanine equity

Mezzanine equity represents the Round A, Round B, Class A-1, Class A-2 and Series A convertible redeemable preferred shares (collectively known as “Preferred Shares”) issued by the Company as well as redeemable non-controlling interests. Preferred Shares are redeemable at the holders' option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company's control. Therefore, the Group classifies the Preferred Shares as mezzanine equity (Note 16). Redeemable non-controlling interests are redeemable at the holders' option under certain events, which are not solely within the control of the Company, and are recorded and accounted for outside of permanent equity as mezzanine equity (Note 17).

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(o)Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09") and subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as "ASC 606"). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services.

The Group adopted ASC 606 for all periods presented. Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) product sales and (ii) services including online store operating services, promotion and marketing services to its brand partners and other brand customers. Refer to Note 19 to the consolidated financial statements for disaggregation of the Group's revenue for the years ended December 31, 2017, 2018 and 2019.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2018 and 2019.

If the Group recognizes a receivable before it transfers products to the customer, the Group will defer revenue, which is also defined as a contract liability under the new revenue guidance. A contract liability is recorded when the Group’s obligation to transfer goods or services to a customer has not yet occurred but for which the Group has received consideration from the customer. The Group presents such amounts as advances from customers on the consolidated balance sheet.

Product Sales

The Group selects, purchases and obtains direct control of the goods from its brand partners and/or their authorized distributors and sells goods directly to end consumers through online stores its operates or to secondary distributors in accordance with distribution agreements.

Revenue is recognized when consumers or secondary distributors physically accept the products after delivery, which is when the control of products is transferred, and is recorded net of return allowances, value added tax and sales incentives, if any.

A majority of the Group’s consumers make online payments through third-party payment platforms when they place orders on the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the consumers accept the products on the online platform.

Shipping and handling charges paid by customers are included in net revenues. The Group typically does not charge shipping fees on orders exceeding a certain sale amount. Shipping and handling costs incurred by the Group are considered to be fulfillment activities which are presented as part of the Group’s operating expenses.

Product Sales Consignment arrangement

The Group also enters into arrangement with online platforms, where the Group retains control over the goods until a sale is made to the end consumer. The Group considers the arrangement meet the indicators of consignment arrangement under ASC 606-10-55-80, because (i) The Group does not relinquish control of the products, even though the online platform has physical possession of the goods. The products are considered to be the Group’s own inventory until they are sold to the end consumers; (ii) The Group retains the right to require the return of the goods held with the online platform; (iii) The online platforms have no obligation to pay for the products that are in its physical possession.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue under consignment arrangements is recognized when a sale is made to the end customer and control is transferred to the end customer upon their acceptance in accordance with the sales report provided by the online platforms. Such revenues reflect the consideration paid by end consumers and do not take into account the sales commissions the Group pays to the relevant online platform, which are recorded as sales and marketing expenses.

Services

The Group offers its brand partners and other brand customers marketing solutions tailored to their needs and charge fixed project-based fees, including designing and operating online stores, running online promotional events, organizing online and offline marketing campaigns featuring social media influencers and circulating marketing messages to end consumers.

For services provided to customers of the Group, depending on the terms of the contract and the laws that apply to the contract, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if the Group’s performance:

•provides all of the benefits received and consumed simultaneously by the customer;

•creates and enhances an asset that the customer controls as the Group performs; or

•does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of services.

With respect to the Group’s marketing services, length of the periods over which services are provided are generally within months or less, the Group recognizes such revenues when service is rendered and service report is delivered to the customer (point in time), which marks the time when control of the service output has passed to the customer.

Consideration from brand partners of the Group is considered to be in exchange for distinct service that the Group transfers to the brand partners, as i) services provided to brand partners can be sufficiently separable from the Company’s procurement of products from those brand partners  ii) consideration from the brand partner represents the standalone selling price of such service, and iii) the fees do not represent reimbursement of costs incurred by the Company to sell the brand partner’s products. The Group accounts for the service in the same way that it accounts for sales to other customers and revenues generated from these service arrangements are recognized on a gross basis and presented as services revenue on the consolidated statements of comprehensive income.

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2017, 2018 and 2019, no incremental cost was capitalized as assets.

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. For the years ended December 31, 2017, 2018 and 2019, all contracts of the Group were with an original expected duration within one year.

Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of product sales and promised services, in addition the actual length of time between when the Group transfers products or promised services to the consumers and when the consumers pays for those products or services has been within one year, the Group has assessed and concluded that there is no significant financing component in place within its products sales or service arrangements as a practical expedient in accordance with ASC 606-10-32-18.

(p)Sales returns

The Group offers online consumers an unconditional right of return for a period of seven days upon receipt of products and offers its secondary distributors various rights of return after the acceptance of products. Return allowances, which reduce revenue and cost of sales, are estimated by categories of return policies offered to online customers and secondary distributors,

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

based on historical data the Group has maintained, and subject to adjustments to the extent that actual returns differ or are expected to differ. The Group records liabilities for return allowances in refund obligation of sales returns of “Accrued liabilities and other current liabilities” in the consolidated balance sheet (Note 14) and were US$ 858,536 and US$ 2,422,155 as of December 31, 2018 and 2019, respectively. The Group recorded assets as “Sales return assets” included in “Prepayments and other current assets” in the consolidated balance sheet (Note 8) of US$ 639,846 and US$ 1,802,499 as of December 31, 2018 and 2019 for its right to recover products from customers associated with settling the refund liability.

(q)Sales incentives

The Group provides sales rebates to certain third-party online platforms/secondary distributors based on their purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to the third-party online platforms/secondary distributors considering the contracted rebate rates and estimated sales volume based on significant management judgments based on historical experience such as likelihood of reaching the purchase thresholds and sales forecasts, and account for it as a reduction of the transaction price. For the years ended December 31, 2017, 2018 and 2019, sales rebates provided by the Group amounted to US$ 929,339, US$ 2,509,679 and US$ 4,839,595 respectively.

(r)Value added taxes

Value added taxes ("VAT") on sales is calculated at 9% ~16% on revenue from products and 6% on revenue provided from services. The Group reports revenue net of VAT. Subsidiaries and VIEs of the Group that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenues.

(s)Cost of revenue

Cost of revenue consist of cost of product sales of US$ 68,262,115, US$ 128,845,948 and US$ 242,972,621 for the years ended December 31, 2017, 2018 and 2019, respectively, and cost of services of US$ 861,932, US$ 11,307,514 and US$ 14,458,453 for the years ended December 31, 2017, 2018 and 2019, respectively.  Cost of product sales comprise the purchase price of products, purchase rebates, shipping charges to receive products from the suppliers when they are embedded in the purchase price and inventory write-downs. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses.  Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Group’s provision of promotion and marketing services including fees the Group paid to third party vendors for advertising and promotion on various online and offline channels.

(t)Rebates

The Group periodically receives consideration from certain vendors, representing rebates for products sold over a period of time. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased. Rebates are earned based on reaching minimum purchased thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experience, current forecasts and purchase volume, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold.

(u)Fulfillment expenses

Fulfillment costs primarily represent warehousing, shipping and handling expenses for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, and customs clearance expenses.

(v)Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising costs for the products the Group offers, employee wages and benefits for sales and marketing staff, storefront fees paid to e-commerce platforms, and travel and entertainment expenses. Advertising costs consist primarily of costs for product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2017, 2018 and 2019, advertising and marketing costs totaled US$ 445,256, US$ 573,272 and US$ 560,894, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(w)General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, amortization of both intangible assets and leasehold improvement, and other corporate overhead costs.

(x)Research and development expenses

Research and development expenses primarily consist of employee wages and benefits for research and development personnel, general expenses and depreciation expenses associated with research and development activities.

(y)Lease

-Prior to the adoption of ASC 842 on January 1, 2019:

Leases, including leases of offices and warehouses, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years stated herein.

-Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have  lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

(z)Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(aa)Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

The Company adopted ASC 740-270-30-36 approach for interim period tax computation and reporting. Interim period tax (or benefit) related to consolidated ordinary income (or loss) for the year to date is computed using one overall estimated annual effective tax rate, except for jurisdiction if a subsidiary anticipates an ordinary loss for the fiscal year or has an ordinary loss for the year to date.

(ab)Government Grants

Government grants are recognized as other income when received. For the years ended December 31, 2017, 2018 and 2019, the Group recognized government grants of US$ 125,718, US$ 211,411 and US$ 463,253 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

(ac)Share-based compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either fulfillment expenses, sales and marketing expenses, general and administrative expenses or research and development expenses depending on the job functions of the grantees.

For the restricted share units granted with service conditions, compensation expense is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

For the restricted share units granted with performance conditions whose vesting is contingent upon meeting company-wide performance goals, compensation expenses are recognized using graded vesting method over the requisite service period in accordance with ASC 718 and will be adjusted for subsequent changes in the expected outcome of the performance-vesting condition. For restricted share units granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded vesting method.

For the restricted share units granted with market condition whose vesting is contingent on the Company’s market value exceeding a specific amount, Monte Carlo simulation has been applied to determine the fair value and requisite service period, compensation expense is recognized using the straight-line method over the estimated requisite service period unless the market condition is satisfied before the end of the initially estimated requisite service period.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ad)Statutory reserves

The Group’s subsidiaries, consolidated VIEs incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group has not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

As the Group’s subsidiaries in PRC had accumulated deficits in their functional currency, RMB, for the years ended December 31, 2017, 2018 and 2019, no statutory reserve was recorded as of December 31, 2018 and 2019.

(ae)Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(af)Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018 and 2019, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ag)Earnings/Loss per share

Basic earnings/loss per share is computed by dividing net profit/loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net profit/loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted earnings/loss per share is calculated by dividing net profit/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Dilutive equivalent shares are excluded from the computation of diluted earnings/loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the earning/loss per share for both classes of shares are identical.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ah)Comprehensive income

Comprehensive income is defined as the change in shareholders’ (deficit)/equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders, distributions to shareholders, accretions on convertible redeemable preferred shares and extinguishment of convertible redeemable preferred shares.

Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive income of the Group include the foreign currency translation adjustments.

(ai)Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment.

(aj)Recently issued accounting pronouncements

i.New and amended standards adopted by the Group:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized over the lease term based on an effective interest method for financing leases or on a straight-line basis for operating leases. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years.

ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption.

The Company adopted ASC 842 using the modified retrospective approach with an effective date of January 1, 2019 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. This standard provides a number of optional practical expedients in transition. The Company applied certain practical expedients to leases that commenced prior to the effective date as follows: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have  lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

In connection with the adoption of ASC 842, on January 1, 2019, the Company recorded an impact of US$ 1,735,966 on its assets and US$ 1,735,966 on its liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Group’s offices and warehouses. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ii. New and amended standards not yet adopted by the Group:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2023 for the Company, with early adoption permitted. The Company is currently evaluating the impact ASU 2016-13 will have on its consolidated financial statements and associated disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC 820, Fair Value Measurement, as part of its disclosure framework project. ASU 2018-13 is effective for the Company beginning January 1, 2020. The amendments in ASU 2018-13 that relate to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments in ASU 2018-13 should be applied retrospectively to all periods presented upon their effective date. The adoption of this standard is not expected to have a material impact on the Company’s disclosures.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company beginning on January 1, 2021. Early adoption of the amendments is permitted. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements.

3.	Risks and Concentration
(a)	Foreign exchange risk

The Group’s sales, purchase and expense transactions in domestic subsidiaries are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

(b)	Credit and Concentration risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and restricted cash which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party consumers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(i) Concentration of revenues

For the years ended December 31, 2017, 2018 and 2019, Customer A contributed 14%, 17% and 19% of total net revenue of the Group, respectively.

For the years ended December 31, 2019, Customer C contributed 12% of total net revenue of the Group.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019, the Group, as a principal, earned net revenue, representing 52%, 34% and 23% of its total net revenue, respectively, through a third party online platform.

(ii) Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivables. The Group conducts credit evaluations on the third party consumers and generally does not require collateral or other security from such consumers.

The Group periodically evaluates the creditworthiness of the existing online platforms and distributors in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized customers with greater than 10% of the accounts receivables:

	Year Ended December 31,
	2018	2019
Customer A	14%	24%
Customer B	31%	23%

4.	Significant equity transactions

Initial public offering

In November 2019, the Company completed its initial public offering on the NASDAQ Global Select Market of 4,675,000 American Depositary Shares (“ADS”) (including 300,000 ADSs sold upon the exercise of the underwriters’ over-allotment option) (every ADS represents four Class A ordinary shares, for a total ordinary shares offering of 18,700,000 shares). The net proceeds raised from the IPO amounted to approximately US$35.0 million after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of the IPO, 9,519,000 Class A-1 and 10,817,100 Class A-2 preferred shares were converted and designated as 20,336,100 Class A ordinary shares on a one-for-one basis, and 7,938,915 Series A preferred shares were converted and designated as 8,999,999 Class A ordinary shares on an average basis of 1-for-1.13 due to the adjustment of initial conversion ratio in accordance with the terms of Series A preferred shares.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to ten votes.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and third party payment processors, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2018 and 2019:

	US$			US$ equivalent (RMB)			US$ Equivalent (Others)			Total in US$
	Overseas	PRC		Overseas	PRC		Overseas	PRC
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2018	3,324,971	359,796	-	1,037,629	3,690,184	11,092	1,912,795	-	-	10,336,467
December 31, 2019	44,865,166	103,214	-	997,219	2,177,509	61,456	894,277	-	-	49,098,841

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Accounts receivable, net

	As of December 31,
	2018	2019
	US$	US$
Accounts receivable, gross	33,979,863	50,063,491
Less: allowance for doubtful accounts	(140,335)	(234,072)
Accounts receivable, net	33,839,528	49,829,419

Movement of allowance of doubtful accounts

	Year ended December 31,
	2017	2018	2019
	US$	US$	US$
At beginning of period	11,746	78,376	140,335
Addition	79,068	114,913	483,130
Reversal	(12,438)	(52,954)	(389,393)
At end of period	78,376	140,335	234,072

7.	Inventories

Inventories consist of the following：

	As of December 31,
	2018	2019
	US$	US$
Products	53,628,508	49,621,935
Packaging materials and others	54,883	272,579
Total	53,683,391	49,894,514

Inventories write-down are recorded in cost of product sale in the consolidated statement of comprehensive income, which were US$ 1,211,131, US$ 639,679 and US$ 1,194,496 for the years ended December 31, 2017, 2018 and 2019, respectively.

8.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019
	US$	US$
Prepayments for products procurement (a)	7,645,974	11,445,152
Prepayments for service procurement (b)	17,761	2,102,793
Prepaid online platform promotion fees (c)	493,418	1,131,082
Deposits	1,355,401	1,531,033
Loan deposits (Note 13)	437,114	430,034
Value-added tax (“VAT”) recoverable (d)	60,369	2,354,309
Employee advances (e)	49,550	85,495
Rental prepayments	157,046	107,521
Sales return assets	639,846	1,802,499
Others (f)	402,931	376,344
Total	11,259,410	21,366,262

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	Prepayments for products procurement represent cash prepaid to the Group’s third party brand partners for the procurement of products.

(b)

Prepayments for service procurement represent cash prepaid to the Group’s third party suppliers for the procurement of services in connection with the Group’s service revenue.  These services have not been rendered and will be provided within one year from the respective balance sheet dates.

(c)

Prepaid promotion fees represent prepayments made to online platforms for future services to promote the Group’s products through online advertising. Such online platforms charge monthly expenses based on activities during the month, and once confirmed by the Group, the monthly expenses will be deducted from the prepayments made by the Group.

(d)	Value-added tax recoverable represented the balances that the Group can utilize to deduct its value-added tax liabilities within the next 12 months.
(e)

As of December 31, 2018 and 2019, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

(f)	Others mainly represent prepayments made by the Group to certain of its logistic service providers.
9.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2018	2019
	US$	US$
Cost:
Warehouse equipment	952,104	983,218
Furniture and office equipment	647,752	885,327
Leasehold improvements	385,726	614,302
Total cost	1,985,582	2,482,847
Less: Accumulated depreciation	(509,070)	(1,053,868)
Property and equipment, net	1,476,512	1,428,979

Depreciation expense recognized for the years ended December 31, 2017, 2018 and 2019 were US$ 149,355, US$ 185,969 and US$ 559,063, respectively.

10.	Leases

The Company leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are two years or less. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company’s leases qualify as operating leases. With the adoption of the new leasing standard, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at 6.2%, the Company’s incremental borrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

(a) The components of lease expenses were as follows:

Year ended
December 31, 2019
US$
Lease cost:
Amortization of right-of-use assets	1,529,913
Interest of lease liabilities	106,324
Expenses for short-term lease within 12 months	187,741
Total lease cost	1,823,978

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Supplemental cash flow information related to leases was as follows:

Year ended
December 31, 2019
US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	1,494,644
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	680,773

(c) Supplemental balance sheet information related to leases was as follows:

December 31,
2019
US$
Operating Leases
Operating lease right-of-use assets	1,203,961
Operating lease liability, current	(1,052,046)
Operating lease liabilities, non-current	(69,347)
Total operating lease liabilities	(1,121,393)

December 31,
2019
Weighted-average remaining lease term
Operating leases	1.01 years
Weighted-average discount rate
Operating leases	6.2%

(d) Maturities of lease liabilities were as follows:

December 31,
2019
US$
2020	1,079,860
2021	70,080
Total undiscounted lease payments	1,149,939
Less: imputed interest	(28,546)
Total lease liabilities	1,121,393

(e) Future minimum lease payments for the Company’s operating leases were as follows:

December 31,
2018
US$
2019	1,698,358
2020	1,245,774
2021	70,080
2022 and thereafter	-
3,014,212

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Intangible assets, net

	As of December 31,
	2018	2019
	US$	US$
Cost:
Business license (a)	461,086	453,617
Trademark (b) (c)	1,370,920	1,388,361
Software	518,713	737,184
Total cost	2,350,719	2,579,162
Less: Accumulated amortization	(848,488)	(1,267,509)
Intangible assets, net	1,502,231	1,311,653

Intangible assets of the Group were mainly as follows:

(a)	In April 2017, the Group consummated an acquisition of all the equity interest of Hangzhou Duoduo Supply Chain Management Co., Limited with a total cash consideration of RMB 1.9 million (US$ 295,790).

As the total net liabilities of the acquired company was nil, in applying the screen test in accordance with ASU 2017-01, the Group determined that substantially all of the fair value of the gross assets acquired was concentrated in the business license held by the supply chain company. As a result, the screen test was met to support the conclusion of asset acquisition.

The fair values of the business license with amount of RMB 2.6 million (US$ 394,386) is amortized over 5 years on a straight-line basis. Deferred tax liability of RMB 0.6 million (US$ 98,596) is recognized in associated with the identifiable intangible asset.

(b)

In April 2016, non-controlling interest shareholders of Shanghai Heng Shou Tang Health Technology Co., Limited (“Shanghai Heng Shou Tang”) contributed trademarks as their investment in Shanghai Heng Shou Tang.

The trademarks with a cost of RMB 3 million (US$ 464,475) is amortized over 10 years on a straight-line basis.

(c)

On December 16, 2016, the Group consummated an acquisition of 70% of the equity interest of Shanghai Jieshi Technology Co., Limited (“Shanghai Jieshi”) with the cash consideration of RMB 0.7 million (US$ 100,908). Management concluded such transaction as a business acquisition. The financial results of Shanghai Jieshi have been consolidated by the Company since the acquisition date.

The net liabilities acquired based on their fair values was RMB 3.8 million (US$ 543,505). The newly identifiable intangible assets were RMB 6.4 million (US$ 916,879) which primarily consist of trademarks. Deferred tax liability of RMB1.6 million (US$ 229,220) as recognized in associated with the identifiable intangible assets.

Fair values of the trademarks with amount of RMB 6.4 million (US$ 916,879) is amortized over 5 years on a straight-line basis.

Amortization costs recognized for the years ended December 31, 2017, 2018 and 2019 were US$ 356,473, US$ 419,609 and US$ 437,652, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019, amortization expenses related to the intangible assets for future periods were estimated to be as follows:

December 31,
2019
US$
2020	478,476
2021	454,246
2022	186,679
2023	117,285
2024 and thereafter	74,967
1,311,653

12.	Other non-current assets

Other non-current assets consisted of the following:

	As of December 31,
	2018	2019
	US$	US$
Online store and other deposits	1,167,807	1,308,858
Prepayments for royalty fee (a)	-	218,325
Prepayments for equipment and software procurement	83,199	11,813
Deferral of initial public offering costs	522,072	-
Rental prepayments	217,188	-
Total	1,990,266	1,538,996

(a)

In June 2019, the Group entered into agreement with a third party business partner for the usage of the business partner's images of characters on the products to be sold by the Group during the period from September 1, 2019 to September 30, 2020.  Pursuant to the agreement, the Group shall pay the business partner royalty fees based on certain percentage of the sales of related products during the contract period not lower than an agreed minimum royalty fee. The Group prepaid the minimum royalty fee to the business partner with the amount of US$ 339,215 in June 2019 which will be used to settle its future royalty fees. Prepaid royalty fee of US$ 96,424 was amortized and recognized as sales and marketing expenses in the year of 2019.

13.	Short-term borrowings
-	Bank borrowings

As of December 31, 2018 and 2019, the total short-term bank borrowings balance of the Group was US$ 12,500,392 and US$ 23,253,294, respectively. The short-term bank borrowings outstanding as of December 31, 2018 and 2019 carried a weighted average interest rate of 6.28% and 6.38% per annum, respectively.

a)	The Group’s bank facility arrangements are summarized as follows:

On October 18, 2018, two fully owned subsidiaries of the Group obtained a three-year revolving loan facility in an aggregate principal amount not exceeding US$25.0 million from Taipei Fubon Commercial Bank Co. Ltd., Hong Kong Branch. Borrowings drawn down from the loan facility were charged by account receivables, bank accounts as well as inventories of these subsidiary and are also charged by certain of the Class B ordinary shares held by the Founders. As of December 31, 2019, short-term bank borrowings with the amount of US$ 14,695,000 were from such revolving loan facility.

On October 29, 2018, one of the fully owned subsidiaries of the Group obtained a two-year revolving loan facility in an aggregate principal amount not exceeding US$ 4,000,000 from The Hongkong and Shanghai Banking Corporation Limited. As of December 31, 2019, borrowings drawn down from the loan facility were charged by certain accounts receivables with the carrying value of US$ 3,239,987 and bank deposits of US$ 2,000,000 which was classified as restricted cash and are also charged by the other two fully owned subsidiaries of the Group and the Founders. As of December 31, 2019, short-term bank borrowings with the amount of US$ 3,983,355 were from such revolving loan facility.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 18, 2019, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 2,150,168 (RMB 15,000,000) from China Merchants Bank, Shanghai Tianyaoqiao Branch. Borrowings drawn down from the loan facility were charged by the other fully owned subsidiary of the Group and the Founders. As of December 31, 2019, short-term bank borrowings with the amount of US$ 1,433,445 (RMB 10,000,000) were from such revolving loan facility.

On May 6, 2019, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 286,689 (RMB 2,000,000) from Ningbo Commerce Bank, Shanghai Branch. Borrowings drawn down from the loan facility were guaranteed by the Founders. As of December 31, 2019, short-term bank borrowings with the amount of US$ 274,603 (RMB 1,915,688) were from such revolving loan facility.

b)	The Group’s other bank borrowings are summarized as follows:

As of December 31, 2019, bank borrowings of US$ 716,723 (RMB 5,000,000) were guaranteed by the Founders.

As of December 31, 2019, bank borrowings of US$ 716,723 (RMB 5,000,000) were guaranteed by one of the subsidiaries of the Group.

As of December 31, 2019, bank borrowings of US$ 1,433,445 (RMB 10,000,000) were collateralized by bank deposits of US$ 430,034 placed in  the third party bank account which was classified as deposits in prepayments and other current assets (Note 8).

-	Other borrowings

As of December 31, 2018 and 2019, the total other borrowings of the Group was US$ 9,455,757 and US$ 11,262,659, respectively.

In August 2017, the Group’s subsidiary, Shanghai Jieshi Technology Co., Limited (“Shanghai Jieshi”), entered into an interest-free loan agreement with one of its non-controlling interest shareholders in the amount of US$ 107,129 (RMB 700,000). In 2018, the loan was contributed by the non-controlling interest shareholder as capital contribution into Shanghai Jieshi.

In September and October 2018, the Group entered into six-month loan agreements with a third-party company with a total principal amount of US$ 5,360,000 and annual interest rates from 7% to 9%. The loans have been repaid as of December 31, 2019.

In October 2018, the Group entered into a 1-year loan agreement with a third-party company with a principle amount of US$ 728,523 (RMB 5,000,000) and annual interest rate of 12%. The loan has been repaid as of December 31, 2019.

In December 2018, the Group entered into one-year loan agreements with a third-party company with a principle amount of US$ 1,618,778 (RMB 11,110,000) and annual interest rate of 10.90%. The borrowings were collateralized by certain accounts receivables with the carrying value of US$ 1,798,100. The loan has been repaid as of December 31, 2019.

On December 25, 2018, the Group entered into a three-month loan agreement with a third-party company with a principle amount of US$ 1,748,456 (RMB 12,000,000) and annual interest rate of 18%. The borrowings were collateralized by inventory in certain warehouse of the Group. The loan has been repaid as of December 31, 2019.

From July to December 2019, the Group entered into several one-year loan agreements with a third-party company with a total principal amount of US$ 4,466,687 and annual interest rates of 10.9%. The loans were collateralized by certain accounts receivable with carrying value of US$ 5,739,895.

From September to December 2019, the Group entered into four-month loan agreements with a third-party company with a total principal amount of US$ 205,983 and annual interest rates of 10%. The loans were collateralized by certain accounts receivable with the carrying value of US$ 271,068.

From September to December 2019, the Group entered into six-month loan agreements with a third-party company, with a principal amount of US$ 4,812,000 and annual interest rate of 7.8%.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

From October to December 2019, the Group entered into six-month loan agreements with a third-party company with a principal amount of US$ 1,777,989 and annual interest rate of 7%. The loans were collateralized by certain accounts receivable with the carrying value of US$ 2,214,141.

-	Bank and other borrowings:

There exists no restrictive financial covenants attached to all of the Group’s short-term borrowings.

The short-term borrowings outstanding as of December 31, 2018 and 2019 carried a weighted average interest rate of 7.09% and 7.18% per annum, respectively.

Interest expenses of bank and other borrowings were US$ 216,576, US$ 978,477  and US$ 2,605,167 for the years ended December 31, 2017, 2018 and 2019, respectively.

14.     Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	US$	US$
Logistics expenses payables	824,743	1,103,398
Deposits from distributors	292,641	312,469
Redeemable non-controlling interests acquisition payables (Note 17)	-	3,120,583
Business acquisition payables	43,711	43,003
Payables for service procurement in connection with service revenue	1,611,123	2,284,011
Refund obligation of sales return	858,536	2,422,155
Others	663,616	1,231,369
Total	4,294,370	10,516,988

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Tax payable

	As of December 31,
	2018	2019
	US$	US$
Value added tax liabilities	1,149,913	1,237,365
Income tax payable	1,672,196	1,698,132
Urban maintenance and construction tax	31,324	14,160
Surtax for education expenses	13,525	7,555
Individual income tax withholding	35,432	6,052
Others	4,582	79,570
Total	2,906,972	3,042,834

The Group’s product revenues are subject to value-added tax at the rate ranging from 9% to 16%, and the Group’s service revenues are subject to value-added tax at the rate of 6%.

16.	Redeemable convertible preferred shares

In August 2015, ECMOHO Shanghai received a total capital contribution of US$ 13,081,880 from third-party investors (the “Round A Investors”) in exchange for 19% equity interests with preferential rights in ECMOHO Shanghai (the “Round A convertible redeemable preferred shares” or “Round A preferred shares”).

In April 2016, ECMOHO Shanghai received a total capital contribution of US$ 24,000,000 from third-party investors (the “Round B Investors”) in exchange for 12% equity interest with preferential rights in ECMOHO Shanghai (the “Round B convertible redeemable preferred shares” or “Round B preferred shares”).

According to the investment agreements with Round A Investors and Round B Investors, the equity interest held by them have the following preferential rights over the equity interests held by the Founders:

a. In the event of liquidation, Round B Investors have preference over the interests held by Round A Investors, followed by Founders. The liquidation amount is 150% of the original investment amount plus all declared but unpaid dividends (if applicable) plus its pro rata share of undistributed earnings.

b. In the event of a significant breach of contract by ECMOHO Shanghai or the Founders, both Round A and Round B Investors have the right to put the equity interest back to ECMOHO Shanghai or the Founders. The put price shall be 110% of the original investment amount plus 15% compound interest per annum.

c. In the event that the Company does not achieve a public listing before August 2021, both Round A and Round B Investors have the right to put the equity interest back to ECMOHO Shanghai or the Founders. The put price shall be 110% of the original investment amount plus 10% interest per annum.

d. Both Round A and Round B Investors are entitled to dividends in the same manner as the other equity interest of ECMOHO Shanghai.

e. Both Round A and Round B Investors have rights to appoint directors on the board of ECMOHO Shanghai.

In April 2018, the Founders entered into an agreement with one of the Round A Investors (“Exit Investor”) to purchase all of its 8.36% equity interests with preferential rights in ECMOHO Shanghai at fair value.

During the Reorganization process (Note 1(b)), preferential rights associated with the 8.36% equity interest acquired by the Founders were removed and exchanged into 9,519,000 Class A Ordinary Shares of the Company in August 2018, which was considered as an extinguishment of the preferential rights. Subsequently in the same month, the Founders sold 8,880,894 Class A Ordinary Shares out of the 9,519,000 shares to third-party investors (Note 18).

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As described in Note 1(b), during the Reorganization process, after ECMOHO HK purchased 97.5% equity interest of ECMOHO Shanghai, on September 27, 2018, the Company issued 9,519,000 and 10,817,100 number of Class A-1 and Class A-2 Ordinary Shares with preferential rights (the “Class A-1 and Class A-2 convertible redeemable preferred shares” or “Class A-1 and Class A-2 preferred shares”) to its Round A and Round B Investors, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in ECMOHO Shanghai before the Reorganization. Except for the NCI holders, who remained to hold collectively 2.5% equity interests of ECMOHO Shanghai, preferential rights associated with the Round A and Round B preferred shares set forth above were removed and replaced by the terms as described below during the Reorganization.

In August and September 2018, the Company issued 7,938,915 number of Series A convertible redeemable preferred shares (“Series A preferred shares”) with US$ 2.8341 per share for a total cash consideration of US$ 22,500,000. The issuance costs were US$ 70,033.

The key terms of the Class A-1, Class A-2 and Series A Preferred Shares issued by the Company are as follows:

Conversion rights

Optional Conversion

Each Series A Preferred Share shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of Class A Ordinary Shares as is determined by dividing the Series A Preferred Shares Original Issue Price by the Series A Preferred Share Conversion Price in effect at the time of conversion.

The Series A Preferred Share Conversion Price shall initially be the Series A Preferred Share Original Issue Price, resulting in an initial conversion ratio for the Series A Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuance, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares.

Mandatory Conversion

Upon either (a) a Qualified IPO or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of the Series A Preferred Shares, then all outstanding Series A Preferred Shares shall automatically be converted into Class A Ordinary Shares, at the then effective conversion rate.

Upon a Qualified IPO, all outstanding Class A-1 and Class A-2 Preferred Shares shall automatically be converted into Class A Ordinary Shares, at the then effective Class A-1 Conversion Price and Class A-2 Conversion Price. The Class A-1 and Class A-2 Conversion Price shall initially be the Class A-1 and Class A-2 Original Issue Price, resulting in an initial conversion ratio for the Class A-1 and A-2 Ordinary Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuance, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares.

A Qualified IPO means a firm-commitment underwritten initial public offering by the Company of its Ordinary Shares (or the ADSs thereof) on the New York Stock Exchange or NASDAQ Stock Market in the United States, the Hong Kong Stock Exchange or any other exchange in any other jurisdiction (or any combination of such exchanges and jurisdictions) acceptable to the Company, in any case with a pre-initial public offering valuation of at least US$600,000,000 and with aggregate offering proceeds (before deduction of underwriting fees, commissions or expenses) to the Company of not less than US$120,000,000 (or any cash proceeds of other currency of equivalent value).

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Voting rights

Each holder of Class A-1, Class A-2 and Series A Preferred Shares is entitled to cast the number of votes equal to the number of Class A Ordinary Share on an as-converted basis.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dividend rights

Each holder of Series A Preferred Shares is entitled to receive dividends at the rate per annum of 6% of the Series A Original issue price.  The dividends is accrued from day to day, whether or not declared, and is non-cumulative. After full payment of dividend to the holder of the Series A Preferred Shares, the holders of the Class A-1 and Class A-2 Preferred Shares shall have right to receive dividends of the Company if declared by the Directors and in such amount as the Directors consider appropriate.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and in the event of a Deemed Liquidation Event (for example, a merger, share exchange, amalgamation or consolidation, etc.),  the consideration payable to shareholders in such liquidation shall be distributed among the holders of the outstanding shares in the following order and manner:

Firstly, the holders of Series A Preferred Shares then outstanding shall be entitled to be paid, pari passu as between themselves, an amount per Share equal to 100% of the Series A Original Issue Price, plus all declared but unpaid dividends (if applicable) on such Series A Preferred Share (the “Series A Liquidation Amount”).

Secondly, the holders of Class A-2 Preferred Shares then outstanding shall be entitled to be paid, pari passu as between themselves, an amount per Share equal to 100% of the applicable Class A-2 Original Issue Price (as adjusted), plus all declared but unpaid dividends (if applicable) on such Class A-2 Preferred Share (the “Class A-2 Liquidation Amount”).

Thirdly, the holders of Class A-1 Preferred Shares then outstanding shall be entitled to be paid, pari passu as between themselves, an amount per Share equal to 100% of the applicable Class A-1 Original Issue Price (as adjusted), plus all declared but unpaid dividends (if applicable) on such Class A-1 Preferred Share (the “Class A-1 Liquidation Amount”).

Lastly, if there are any assets or funds remaining after the aggregate of the Series A Liquidation Amount, Class A-2 Liquidation Amount and Class A-1 Liquidation Amount has been distributed or paid in full to the applicable holders of Series A Preferred Shares, Class A-2 Preferred Shares, Class A-1 Preferred Shares, respectively, the holders of the Series A Preferred Shares, Class A-1 Preferred Shares, Class A-2 Preferred Shares, Class A Ordinary Shares and Class B Ordinary Shares shall be entitled to be paid, pari passu as between themselves, an amount per Share equal to the remaining assets and funds of the Company available for distribution to the Shareholders divided by the number of Shares held by such Shareholders on an as converted basis (the “Remaining Liquidation Amount”).

Redemption right

Series A Preferred Shares shall be redeemed by the Company at a price equal to the Series A Original Issue Price per share, plus the amount which would accrue on the Series A Original Issue Price at the annual rate of six percent (6%) from the date of the Series A Original Issue Date up to and including such date as the Series A Liquidation Amount is paid with respect to such Series A Preferred Share (the “Series A Redemption Price”), in thirty-six (36) monthly instalments within three (3) years commencing not more than 90 days after receipt by the Company at any time on or after the fifth anniversary of the date of the Series A Original Issue Date from any holder of the Series A Preferred Shares of written notice requesting redemption of all Series A Preferred Shares (the “Series A Redemption Request”) held by such holder or on a payment schedule mutually agreed by the Company and such holder of the Series A Preferred Shares requesting redemption.

After the payment in full of the Series A Redemption Price for all outstanding Series A Redemption Request, Class A-2 Preferred Shares shall be redeemed by the Company at a price equal to the Class A-2 Original Issue Price per share, plus the amount which would accrue on the Class A-2 Original Issue Price at the annual rate of six percent (6%) from the date of the Class A-2 Original Issue Date up to and including such date as the Class A-2 Liquidation Amount is paid with respect to such Class A-2 Preferred Share (the “Class A-2 Redemption Price”), in thirty-six (36) monthly instalments within three (3) years commencing not more than 90 days after receipt by the Company at any time on or after the fifth anniversary of the date of the Series A Original Issue Date from any holder of Class A-2 Preferred Shares of written notice requesting redemption of all Class A-2 Preferred Shares (the “Class A-2 Redemption Request”) held by such holder or on a payment schedule mutually agreed by the Company and such holder of Class A-2 Preferred Shares requesting redemption.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

After the payment in full of (i) the Series A Redemption Price for all outstanding Series A Redemption Request and (ii) the Class A-2 Redemption Price for all outstanding Class A-2 Redemption Request, Class A-1 Preferred Shares shall be redeemed by the Company at a price equal to the Class A-1 Original Issue Price per share, plus the amount which would accrue on the Class A-1 Original Issue Price at the annual rate of six percent (6%) from the date of the Class A-1 Original Issue Date up to and including such date as the Class A-1 Liquidation Amount is paid with respect to such Class A-1 Preferred Share (the “Class A-1 Redemption Price”), in thirty-six (36) monthly instalments within three (3) years commencing not more than 90 days after receipt by the Company at any time on or after the fifth anniversary of the date of the Series A Original Issue Date from any holder of Class A-1 Preferred Shares of written notice requesting redemption of all Class A-1 Preferred Shares (the “Class A-1 Redemption Request”) held by such holder or on a payment schedule mutually agreed by the Company and such holder of Class A-1 Preferred Shares requesting redemption.

Accounting of Preferred Shares

The Company classified the Round A, Round B, Class A-1, Class A-2 and Series A preferred shares  (collectively as the “Preferred Shares”) as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option any time after a certain date or were contingently redeemable upon the occurrence of certain liquidation events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

For each reporting period, the Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance.

The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was US$ 3,972,281, US$ 3,038,407 and US$ 1,022,461 for the years ended December 31, 2017, 2018 and 2019.

When the preferred shareholders converted their preferred shares to ordinary shares upon completion of the IPO in November 2019, the Company calculated the accretion value of the preferred share through the IPO date and the difference between the carrying value of the preferred shares on the IPO date and the paid-in capital of ordinary share converted into were recognized in the additional paid-in capital.

Extinguishment of preferred shares

The Company assesses whether amendments to the terms of its Preferred Shares is an extinguishment or a modification from both quantitative and qualitative perspectives.

i.	Extinguishment of Round A and Round B preferred shares during Reorganization

As described above, prior to the Reorganization, the equity interests of ECMOHO Shanghai held by the Round A and Round B Investors were with liquidation preference and also were redeemable at the holders' option any time after a certain date or breach of contract by ECMOHO Shanghai or the Founders.

Upon completion of the Reorganization, Round A and Round B Investors’ equity interests with preferential rights, except for the 2.5% held by NCI holder, in ECMOHO Shanghai were exchanged into 9,519,000 Class A-1 and 10,817,100 Class A-2 Preferred Shares of the Company, respectively.

The most significant changes in the preferential rights of the Round A and Round B Investors are in respect with the redemption right and liquidation preference.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

From both quantitative and qualitative perspectives, the Company assessed the impact of the above amendments and concluded that these amendments represent extinguishment rather than modification of Round A and Round B preferred shares.  Therefore, at the time of the extinguishment, Round A and Round B preferred shares with the carrying amount of US$ 8,361,109 and US$ 23,284,214 are derecognized, respectively, and Class A-1 and A-2 Preferred Shares are measured at its fair value with the amount of US$ 19,495,152 and 26,172,432, respectively, with the difference of US$ 14,022,261 charged to additional paid-in capital and accumulated deficit with the amount of US$ 8,754,073 and US$ 5,268,188, respectively.

The Company concluded that there is no accretion to be recognized for Class A-1 and Class A-2 preferred shares because their initial carrying amount is greater than the redemption value as of December 31, 2018 and 2019. Therefore, no adjustment will be made to the initial carrying amount of the Class A-1 and Class A-2 preferred shares until the redemption amount exceeds the carrying amount.

As of December 31, 2018 and 2019, US$ 89,222 and nil of the subscription consideration for Class A-2 preferred shares remained outstanding and such amount was presented as subscriptions receivable, a contra mezzanine equity balance on the consolidated balance sheets.

ii.	Extinguishment of 8.36% Round A preferred shares during the Reorganization

As described above, preferential rights associated with the 8.36% equity interest acquired by the Founders were removed during the Reorganization process and exchanged into 9,519,000 Class A Ordinary Shares of the Company. From accounting perspective, the Founders exchanged their preferred equity interests in ECMOHO Shanghai into the preferred shares of the Company and immediately exercise its conversion right to convert the preferred shares into Class A Ordinary Shares. Changes from the preferred equity interests in ECMOHO Shanghai to preferred shares of the Company were also considered as an extinguishment. Therefore, at the time of the extinguishment, the Round A preferred shares with the carrying amount of US$ 8,754,168 held by the Founders were derecognized, and corresponding preferred shares were measured at its fair value with the amount of US$ 19,495,152 on the extinguishment date, with the difference amounted to US$ 10,740,984 charged to additional paid-in capital. Simultaneously, the Founders converted the preferred shares to exchange 9,519,000 Class A Ordinary Shares of the Company (Note 18). The preferred shares with the carrying amount of US$ 19,495,152 were derecognized, and the corresponding Class A Ordinary Shares were increased by US$ 95 and US$ 19,495,057 in par value and additional paid-in capital, respectively.

Conversion of Preferred Shares upon IPO

Upon completion of the Company’s IPO in November 2019, 9,519,000 Class A-1 and 10,817,100 Class A-2 preferred shares were converted and designated as 20,336,100 Class A ordinary shares on a one-for-one basis, and 7,938,915 Series A preferred shares were converted and designated as 8,999,999 Class A ordinary shares on an average basis of 1-for-1.13 due to the adjustment of initial conversion ratio in accordance with the terms of Series A preferred shares (Note 4).

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Preferred Shares activities for the years ended December 31, 2017, 2018 and 2019 are summarized below:

	Round A Preferred Shares		Round B Preferred Shares		Class A-1 Preferred Shares		Class A-2 Preferred Shares		Series A Preferred Shares
	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)
Balances as of January 1, 2017	19,038,000	14,537,499	13,663,700	25,463,814	-	-	-	-	-	-
Accretion on convertible redeemable preferred shares to redemption value	-	1,559,285	-	2,412,996	-	-	-	-	-	-
Balances as of December 31, 2017	19,038,000	16,096,784	13,663,700	27,876,810	-	-	-	-	-	-
Accretion on convertible redeemable preferred shares to redemption value - Before Reorganization		1,018,493	-	1,574,737					-	-
*Reorganization - Extinguishment of 8.36% Round A preferred shares and exchanged into Class A Ordinary Shares	(9,519,000)	(8,754,168)	-	-	-	-	-	-	-	-
*Reorganization - Preferred shares exchanged into redeemable non-controlling interests (Note 17)	-	-	(2,846,600)	(6,167,333)	-	-	-	-	-	-
*Reorganization - Extinguishment of Round A and Round B preferred shares	(9,519,000)	(8,361,109)	(10,817,100)	(23,284,214)	9,519,000	19,495,152	10,817,100	26,172,432	-	-
*Reorganization - Subscription receivables					-	-	-	(89,222)	-	-
Issuance of convertible redeemable preferred shares, net of issuance costs	-	-	-	-	-	-	-	-	7,938,915	22,429,967
Accretion on convertible redeemable preferred shares to redemption value - After Reorganization	-	-	-	-	-	-	-	-	-	445,177
Balances as of December 31, 2018	-	-	-	-	9,519,000	19,495,152	10,817,100	26,083,210	7,938,915	22,875,144

*These were transactions occurred during the Reorganization process of the Group, details please refer to Note 1(b), Note 16 and Note 17.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Preferred Shares activities for the years ended December 31, 2017, 2018 and 2019 are summarized below (continued):

	Round A Preferred Shares		Round B Preferred Shares		Class A-1 Preferred Shares		Class A-2 Preferred Shares		Series A Preferred Shares
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(US$)	shares	(US$)	shares	(US$)	shares	(US$)	shares	(US$)
*Reorganization - Subscription receivables	-	-	-	-	-	-	-	89,222	-	-
Accretion on convertible redeemable preferred shares to redemption value - After Reorganization	-	-	-	-	-	-	-	-	-	1,022,461
Conversion of preferred shares to Class A ordinary shares	-	-	-	-	(9,519,000)	(19,495,152)	(10,817,100)	(26,172,432)	(7,938,915)	(23,897,605)
Balances as of December 31, 2019	-	-	-	-	-	-	-	-	-	-

*These were transactions occurred during the Reorganization process of the Group, details please refer to Note 1(b), Note 16 and Note 17.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Redeemable non-controlling interests and non-controlling interests

(a)	Redeemable non-controlling interests

As described in Note 1(b) and Note 16 above, certain Round B Investors who collectively held 2.5% equity interests in ECMOHO Shanghai with preferential rights remained as the shareholders of ECMOHO Shanghai after the completion of the Reorganization.

The 2.5% equity interests in ECMOHO Shanghai held by these Round B Investors are with liquidation preference and also are redeemable at the holders' option under certain events, which are not solely within the control of ECMOHO Shanghai. Accordingly, such 2.5% equity interests in ECMOHO Shanghai are recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480-10-S99-3A.
Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income or loss of ECMOHO Shanghai (2) the expected redemption value. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit.

On June 25, 2019, the Group entered into agreements to acquire the 2.5% of the equity interest of ECMOHO Shanghai from its non-controlling shareholders at a total cash consideration of US$ 5,382,048 (RMB 36,999,967). Out of the total consideration, US$ 2,215,392 (RMB 15,230,156) is payable within 15 days from the date of the agreement.  The remaining US$ 3,120,583  (RMB 21,769,811) is subject to the following payment terms: 1) if the Company completes an IPO before June 25, 2020, the consideration is payable within 60 days after the IPO; or 2) if the Company does not complete an IPO before June 25, 2020, the consideration is payable in two equal installments in two years after the agreement date plus an interest at an annual rate of eight percent accruing from the date of the agreement.

Upon completion of the above acquisition in June 2019, redeemable non-controlling interests with the carrying amount of US$ 6,678,219 were derecognized, and differences between the carrying amount and the consideration amounted to US$ 1,296,171 were charged to additional paid-in capital.

Upon completion of the Company’s initial public offering in November 2019, the payment schedule was accelerated. Based on the Group’s negotiation with the non-controlling shareholders, payment of the consideration of US$ 3,120,583 was extended and shall be paid by the end of 2020.

As of December 31, 2019, consideration of US$ 2,215,392 (RMB 15,230,156) has been paid, and consideration of US$ 3,120,583 (RMB 21,769,811) remained outstanding and was recorded as “Accrued liabilities and other current liabilities”.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The change in the carrying amount of redeemable non-controlling interests for the year ended December 31, 2017, 2018 and 2019 is as follows:

Redeemable non-controlling interests
US$
Beginning Balance at January 1, 2018	-
Preferred shares exchanged into redeemable non-controlling interests	6,167,333
Net income attributable to redeemable non-controlling interests	96,301
Accretion to redemption value of redeemable non-controlling interests	129,896
Ending Balance at December 31, 2018	6,393,530
Net loss attributable to redeemable non-controlling interests	(27,068)
Accretion to redemption value of redeemable non-controlling interests	311,757
Acquisition of redeemable non-controlling interests	(6,678,219)
Ending Balance at December 31, 2019	-

(b)	Non-controlling interests

Non-controlling interests mainly represent the Group’s subsidiary’s cumulative results of operations and changes in deficit attributable to non-controlling shareholders.

-	Shanghai Jieshi

In 2016, the Group consummated an acquisition of 70% of the equity interest of Shanghai Jieshi. In June 2017, the Group acquired the rest of the 30% equity interest of Shanghai Jieshi with a consideration of RMB 0.3 million (US$ 48,704). The difference between the consideration and the carrying amount of such non-controlling interests was recorded in accumulated deficit in the amount of US$ (23,993).

The Group sold 10% of the equity interest to a third-party investor with a consideration of RMB 0.1 million (US$ 16,235) afterwards in July 2017. The difference between the consideration and the carrying amount of such equity interests was recorded in accumulated deficit in the amount of US$ 78,404.

In 2018 and 2019, the non-controlling interests shareholder made proportional cash capital injection with the amount of RMB 700,000 (US$ 104,159) and RMB 200,000 (US$ 29,196) into Shanghai Jieshi, respectively.

In August 2019, the Group acquired 10% of the equity interest of Shanghai Jieshi with a consideration of RMB 1.2 million (US$ 170,324). The difference between the consideration and the carrying amount of such non-controlling interests was recorded in additional paid-in-capital in the amount of US$ (180,784).

-	Xianggui (Shanghai) Biotechnology Co., Ltd (“Xianggui”)

The Group established Xiangui as a fully owned subsidiary in 2018. The operation of Xianggui was at a very preliminary stage and had immaterial impact to the consolidated financials of the Group’s business. In June 2019, the Group, together with certain of its employees made proportional cash injection into Xiangui with the amount of RMB 6 million  (US$ 893,223) and RMB 4 million (US$ 595,482), respectively, and these employees thereby obtained 40% equity interests of Xiangui while the Group still retained control of Xiangui. Subsequently in April 2020, the Group disposed its 60% equity interests to an entity fully owned by the Founders of the Company with the consideration of RMB 3.4 million.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Ordinary Share

The Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into (i) 4,880,496,457 Class A Ordinary Shares of a par value of US$0.00001 each, (ii) 9,519,000 Class A-1 Ordinary Shares with preferential rights (“Class A-1 preferred shares”) of a par value of US$0.00001 each, (iii) 13,663,700 Class A-2 Ordinary Shares with preferential rights (“Class A-2 preferred shares) of a par value of US$0.00001 each, (iv) 75,150,400 Class B Ordinary Shares of a par value of US$0.00001 each and (iii) 21,170,443 Series A Preferred Shares of a par value of US$0.00001 each.

On August 2, 2018, the Founders subscribed for 9,519,000 Class A Ordinary Shares and 75,150,400 Class B Ordinary Shares of the Company with the cash consideration of US$ 15,261,676, in the same proportions as the percentage of equity interest they held in ECMOHO Shanghai before the Reorganization. As of December 31, 2018, consideration of US$6,000,376 has been received, and consideration of US$ 9,261,300 remained outstanding and was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets. The remaining consideration of US$9,261,300 was fully received in 2019.

As described in Note 1(b) and Note 16, upon the consummation of the above subscription, preferential rights associated with the 8.36% equity interest acquired by the Founders in ECMOHO Shanghai were removed and exchanged into 9,519,000 preferred shares of the Company, which was considered as an extinguishment of the original preferential rights (Note 16). Simultaneously, the Founders converted the preferred shares to exchange 9,519,000 Class A Ordinary Shares of the Company, and sold 8,880,894 Class A Ordinary Shares out of the 9,519,000 shares to third party investors (Note 16).

In September 2018, the Founders established a trust to hold 2,846,600 of the Company’s issued Class A Ordinary Shares. These ordinary shares were issued by the Company and held in trust for future potential subscription of new investors based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. In August 2019, all the Class A Ordinary Shares held in trust were cancelled. The trust does not hold any other assets or liabilities as at December 31, 2018 and 2019, nor earn any income or incur any expenses for the years ended December 31, 2018 and 2019.

In November 2019, the Company completed its initial public offering on the NASDAQ Global Select Market of 4,675,000 American Depositary Shares (“ADS”) (including 300,000 ADSs sold upon the exercise of the underwriters’ over-allotment option) (every ADS represents four Class A ordinary shares, for a total ordinary shares offering of 18,700,000 shares). The net proceeds raised from the IPO amounted to approximately US$35.0 million after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of  the IPO, 9,519,000 Class A-1 and 10,817,100 Class A-2 preferred shares were converted and designated as 20,336,100 Class A ordinary shares on a one-for-one basis, and 7,938,915 Series A preferred shares were converted and designated as 8,999,999 Class A ordinary shares on an average basis of 1-for-1.13 due to the adjustment of initial conversion ratio in accordance with the terms of Series A preferred shares.

The Company has a dual class voting structure under which majority of the ordinary shares held by the Founders are designated as Class B Ordinary Shares and all of the other ordinary shares, including the shares held by others shareholders and the conversion of outstanding Preferred Shares, are designated as Class A Ordinary Shares. Each holder of outstanding Class A Ordinary Shares shall be entitled to cast the number of votes equal to the number of whole Class A Ordinary Shares held by such holder and each holder of outstanding Class B Ordinary Shares shall be entitled to cast the number of votes equal to ten times the number of whole Class B Ordinary Shares held by such holder.

19.	Revenues

The Group's revenues for the respective periods are detailed as follows:

	Year ended December 31,
	2018	2019
	US$	US$
Product Sales	167,136,099	273,202,495
Product Sales - Consignment arrangement	8,961,638	28,896,028
Services	22,917,299	27,381,393
Total	199,015,036	329,479,916

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s breakdown of product sales revenue by product category for the respective periods are detailed as follow:

	Year ended December 31,
	2018	2019
	US$	US$
Health Supplements and Food	80,317,631	116,975,344
Mother and Child Care Products	69,269,605	131,926,890
Personal Care Products	11,289,494	24,293,333
Others	15,221,007	28,902,946
Total	176,097,737	302,098,523

20.	Finance expense, net

	Year ended December 31,
	2017	2018	2019
	US$	US$	US$
Interest expense	(216,576)	(978,477)	(2,605,167)
Interest income	71,765	52,934	91,320
Total	(144,811)	(925,543)	(2,513,847)

21.	Share-based compensation

On September 30, 2018, the Company adopted its 2018 Omnibus Incentive Plan (the “2018 Plan”), which permits the grant of restricted shares, restricted share units, options and stock appreciation rights to the employees and directors of the Company. The Company granted share options/restricted shares under the 2018 Plan to its employees and directors. Under the plan, a total of 11,386,410 Class A Ordinary Shares were initially reserved for issuance. The 2018 Plan is valid and effective for a term of 10 years commencing from its adoption.

Under the 2018 Plan, the Company granted 3,971,453 and 472,220 restricted share units to its employees on September 30, 2018 and June 30, 2019, respectively.

Restricted share units granted with service condition are commonly vested over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. The Group recognizes respective compensation expense on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

For restricted share units granted with performance conditions whose vesting is contingent upon meeting company-wide performance goals, respective compensation cost is recognized over the requisite service period using graded-vesting method if it is probable that the performance target will be achieved. The Group will reassess the probability of achieving the performance conditions at each reporting period and record a cumulative catch-up adjustment for any changes to its assessment.

For restricted share units granted with market condition whose vesting is contingent on the Company’s market value exceeding a specific amount, the Group adopted Monte Carlo simulation to determine the fair value and requisite service period, respective compensation expense is recognized using the straight-line method over the estimated requisite service period unless the market condition is satisfied before the end of the initially estimated requisite service period.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Upon completion of the Company’s IPO in November 2019, share-based compensation expenses related to the restricted share units granted with performance condition of the occurrence of IPO was recognized immediately with the amount of US$ 209,764.

The following table summarizes activities of the Company’s restricted share units under the 2018 and 2019 Plan for the year ended December 31, 2017, 2018 and 2019:

	Number of Restricted Share Units Outstanding	Weighted Average Grant Date Fair Value
		US$
Unvested at January 1, 2018	-	-
Granted	3,971,453	1.96
Unvested at December 31, 2018	3,971,453	1.96
Granted	472,220	2.64
Vested	(746,660)	1.96
Forfeited	(1,033,446)	2.13
Unvested at December 31, 2019	2,663,567	1.98

As of December 31, 2019, there were US$ 3,785,259 of unrecognized compensation expenses related to restricted share units granted by the Company to the employees, which were expected to be recognized over  0.75 to 6.27 years.

To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

Share-based compensation expenses of nil, US$ 356,549 and US$ 1,575,029 related to restricted share units granted was recognized for the year ended December 31, 2017, 2018 and 2019.

The fair value of each restricted share units granted with market condition under the Company’s 2018 Plan during the year ended December 31, 2018 was estimated on the date of grant using Monte Carlo model with the assumptions (or ranges thereof) in the following table:

Year ended December 31,
2018
US$
Expected volatility (a)	50.0%
Risk-free interest rate (b)	4.1%
Expected dividend yield (c)	0%
Contractual term	10

Notes:

(a)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(b)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the U.S. treasury bonds with a maturity life equal to the expected life to expiration.

(c)	The Company has no history or expectation of paying dividends on its ordinary shares.
22.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

statements of comprehensive income. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to US$ 981,149, US$ 1,767,987 and US$ 3,080,729 for the years ended December 31, 2017, 2018 and 2019, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

23.	Income Taxes
(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax

Before the year of 2019, the Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at the rate of 16.5%. Effective since the year of 2019, the applicable income tax rate was changed to 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder of taxable income. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

(c)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2017	2018	2019
PRC statutory income tax rates	25.00%	25.00%	25.00%
Change in valuation allowance	(23.48%)	(15.08%)	86.99%
Effect of permanent differences	5.78%	2.55%	25.70%
Additional tax deduction for qualified research and development expenses	-	(2.68%)	(10.84%)
Effect of tax holiday*	-	-	(115.48%)
Difference in tax rate of subsidiaries outside the PRC	(4.43%)	(3.44%)	0.06%
Total	2.87%	6.35%	11.43%

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Yi Ling (Shanghai) Information Technology Co., Limited, fully owned subsidiary of the Group, obtained its software enterprise certificate in June 2019 and is entitled to a one year tax exemption from Corporate Income Tax (“CIT”) in the year of 2019 and a 50% CIT reduction for the succeeding three years thereafter.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Current income tax expense	224,668	1,503,504	56,898
Deferred tax expense/(benefit)	(144,092)	(1,086,380)	192,741
Income tax expense, net	80,576	417,124	249,639

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2018 and 2019 are as follows:

	Year Ended December 31,
	2018	2019
	US$	US$
Deferred tax assets:
Tax loss carry-forwards	2,030,373	3,706,113
Inventory provision	137,652	66,042
Allowance for doubtful accounts	24,033	46,883
Unrealized Profit	3,719	6,473
Other deductible temporary difference	-	2,112
Total deferred tax assets	2,195,777	3,827,623
Less: Valuation allowance	(1,139,566)	(3,039,926)
Net deferred tax assets	1,056,211	787,697

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(210,076)	(138,406)
Net deferred tax liabilities	(210,076)	(138,406)

As of December 31, 2018 and 2019, the PRC entities of the Group had tax loss carryforwards of approximately US$ 2,030,373 and US$ 3,706,113, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will expire in varying amounts between 2020 and 2024. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Group to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2018 and 2019, valuation allowances of US$ 1,139,566 and US$ 3,039,926 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of valuation allowance is as follows:

	Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Beginning balance	2,788,084	2,129,655	1,139,566
Current year additions	249,225	423,742	2,108,356
Reversal of valuation allowances	(907,654)	(1,413,831)	(207,996)
Ending balance	2,129,655	1,139,566	3,039,926

Valuation allowances were reversed by US$1,413,831 in the year ended December 31, 2018 attributable to that certain domestic subsidiary of the Group has been profit making during the recent two consecutive years and expects to generate sufficient future taxable income which is more likely than not to utilize its deferred tax assets.

Increase of the valuation allowance in the year ended December 31, 2019 was mainly due to certain of the Group’s start-up PRC subsidiaries experienced losses at their preliminary stage of business and full valuation allowances were provided against their deferred tax assets, mainly related to loss carry forwards.

24.	Related Party transactions

Transactions with related parties and balances amount due to related parties were as follows:

	Year Ended December 31,
	2017	2018	2019
	US$	US$	US$
Transaction with related parties
Repayment of advances to related parties (ii)	(1,033,740)	(2,474,371)	(10,593,662)
Proceeds of advances from related parties (ii)	15,304	8,964,847	9,436,151
Proceeds of borrowings from related parties (iv)	3,000,000	3,000,000	6,000,000
Repayment of borrowings from related parties(iv)	-	-	(2,000,000)
Reimbursement to related parties	180,152	201,907	331,956
Acquisition of equity interests of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	-	(18,737,426)	-
Subscription fees from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	-	15,261,676	-

	As of December 31,
	2018	2019
	US$	US$
Balance amount with related parties
Subscription receivables due from Founders of ECMOHO Shanghai for Reorganization purpose (i)	9,261,300	-
Payable due to related parties (ii)	(6,756,620)	(5,511,642)
Payables due to shareholders of ECMOHO Shanghai for Reorganization purpose (iii)	(4,261,580)	-
Borrowings and interests due from related parties (iv)	(6,405,000)	(10,721,819)

(i)

As described in Note 1(b), total subscription fee of US$ 15,261,676 for Class A and Class B Ordinary Shares was received by US$ 6,000,376 and US$ 9,261,300 during the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018, the remaining consideration of US$ 9,261,300 was presented as subscriptions receivable, a contra-equity balance.

(ii)

The Group drawn down interest free advances from Founders, members of Founders immediate families and special purpose vehicles controlled by the Founders and Shareholders during the periods presented. As of December 31, 2018 and 2019, payables due to these related parties amounted to US$ 6,756,620 and US$ 5,511,642, respectively.

(iii)

As described in Note 1(b), on July 8, 2018, ECMOHO HK legally acquired 97.5% of the equity interest of ECMOHO Shanghai from the Founders and most of the Investors, except for 2.5% equity interests held by certain of the Investors (“NCI holders”), with the consideration of US$ 18,737,426. In 2018, consideration of US$ 14,475,846 was paid, and the

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

outstanding consideration of US$ 4,261,580 was presented as amounts due to related parties on the consolidated balance sheets as of December 31, 2018. The remaining consideration was fully paid in 2019.

(iv)

On September 18 and October 17, 2017, April 11, 2018 and November 12, 2019, the Group entered into loan agreements with a fully owned subsidiary of one of the investors of Class A-2 (Round B) preferred shares, who became Class A ordinary shareholder after the Company’s IPO in November 2019, with the principle amount of US$ 1,500,000, US$ 1,500,000, US$ 3,000,000 and US$ 2,000,000 and interest rate of 6.00%, 6.00%, 6.00% and 8.00%, respectively. Such borrowings shall be repaid upon the lender’s request.

On December 26, 2019, the Group entered into loan agreements with the fully owned subsidiary of one of Class A ordinary shareholders, with the principle amount of US$ 2,000,000 and interest rate of 10.00%, and such borrowing has been repaid subsequently on February 21, 2020.

25.	Basic and diluted net earnings/(loss) per share

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2017, 2018 and 2019 as follows:

	Year Ended December 31,
	2017	2018	2019
Numerator:
Net income attributable to ECMOHO Limited	2,825,457	6,123,990	2,296,555
Accretion on convertible redeemable preferred shares to redemption value (Note 15)	(3,972,281)	(3,038,407)	(1,022,461)
Accretion to redemption value of redeemable non-controlling interests (Note 17)	-	(129,896)	(311,757)
Extinguishment of convertible redeemable preferred shares (Note 16)	-	(24,763,245)	-
Net income/(loss) attributable to ordinary shareholders-Basic	(1,146,824)	(21,807,558)	962,337
Net income/(loss) attributable to ordinary shareholders-Diluted	(1,146,824)	(21,807,558)	962,337
Denominator:
Denominator for basic (loss)/earnings per share weighted-average ordinary shares outstanding	81,162,400	84,970,000	98,104,216
Dilutive impact of Class A-1 preferred shares conversion	-	-	7,954,232
Dilutive impact of Class A-2 preferred shares conversion	-	-	9,038,947
Dilutive impact of restricted share units	-	-	547,469
Denominator for dilutive earnings/(loss) per share weighted-average ordinary shares outstanding	81,162,400	84,970,000	115,644,864
Basic earnings/(loss) per ordinary share:	(0.01)	(0.26)	0.01
Diluted earnings/(loss) per ordinary share:	(0.01)	(0.26)	0.01
Denominator:
Denominator for basic earnings/(loss) per ADS weighted-average ADS outstanding	20,290,600	21,242,500	24,526,054
Denominator for dilutive earnings/(loss) per share weighted-average ADS outstanding	20,290,600	21,242,500	28,911,216
Basic earnings/(loss) per ADS:	(0.06)	(1.03)	0.04
Diluted earnings/(loss) per ADS:	(0.06)	(1.03)	0.03

Note:

(1)

Vested but unregistered restricted share units are included in the denominator of basic earnings/(loss) per share calculation once there were no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of nil, nil and 164,279 (41,070 ADSs) related to these restricted share units are included in the denominator for the computation of basic EPS for the years ended December 31, 2017, 2018 and 2019, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2018, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

For the year ended December 31, 2019, assumed conversion of the Series A Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

For the year ended December 31, 2018, the Company also had potential ordinary shares related to its granted restricted share units, which were anti-dilutive and excluded from the dilutive calculations.

The following ordinary shares equivalent were excluded from the computation of diluted net earnings/(loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2017	2018	2019
Preferred shares — weighted average	32,701,700	30,265,462	6,633,889
Restricted share units — weighted average	—	95,446	—

26.	Commitments and contingencies
(a)	Purchase commitments

As of December 31, 2018 and 2019, no purchase commitments was related to the products procurement from third party brand partners.

(b)	Capital Commitments

As of December 31, 2018 and 2019, no capital commitments was related to leasehold improvement and purchase of equipment.

(c)	Litigation

In March 2016, the Group entered into a cooperation framework agreement to establish a joint venture with several joint venture partners.  As part of the agreement, the joint venture partners agreed to contribute their ownership in certain brands to the joint venture. However, only a portion of such trademarks have been transferred to the Group. In October 2018, the Group filed a civil claim against the joint venture partners in the Shanghai Xuhui People’s Court to enforce the transfer of the remaining trademarks, claim damages amounting to RMB7.19 million (US$1.05 million) and request that the joint venture partners be enjoined from using the brand name “Heng Shou Tang” in all categories. On January 10, 2019, the joint venture partners filed a counterclaim to rescind the agreement and allege damages amounting to RMB3.25 million (US$ 0.47 million).

In July 2019, the Shanghai Xuhui People’s Court ruled that the Group shall pay damages in the amount of RMB3.25 million (US$0.47 million) to the joint venture partners for breaching its contractual obligation to contribute capital to the joint venture, and that the joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to the joint venture and cease to use the brand name “Heng Shou Tang” in all categories. Both the Group and the joint venture partners have appealed against this ruling with the Shanghai First Intermediate People's Court. Despite the appeal filed by the Group, as of June 30, 2019, the Group made a provision of RMB3.25 million (US$ 0.47 million), representing the entire amount awarded to the joint venture partners by the ruling from the Court.

In November 2019, the Shanghai First Intermediate People's Court delivered its judgment, which provides, amongst other matters, that the Group shall not pay damages to the joint venture partners and the joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to the joint venture. Pursuant to the final judgement, the Group reversed the above provision as of December 31, 2019.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Subsequent events
-	Impact of COVID-19

The outbreak of a novel strain of coronavirus that causes the disease now known as COVID-19, was first identified in Wuhan, China, in December 2019.  Since late-January 2020, the Chinese government has imposed a series of strict and protracted containment measures, including lock-downs across the Hubei province and in many other parts of the country.  Despite these efforts, the disease has continued to spread globally and, in March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and recommended the implementation of containment and mitigation measures worldwide.

The Group’s operations and financial performance have been, and continue to be, affected by significant increases in international freight costs in light of the COVID-19 pandemic and such increases have had an impact on the Group’s fulfillment expenses.  In addition, during the first quarter of calendar year 2020 some of the Group’s third-party business partners in China, in particular domestic logistics and transport services providers, experienced temporary shut-downs or worker absenteeism and were unable to meet their obligations to the Group. This has had an adverse impact on the Group’s ability to promptly provide its customers with the products they purchased, which, in turn, has affected the Group’s financial performance.

The Group has experienced and expects to continue to experience disruptions to its supply chains if its brand partners, especially international brand partners based in the United States and Europe, are severely impacted by the COVID-19 pandemic or government-imposed containment measures.

The Group is currently unable to predict with certainty the duration and severity of the COVID-19 pandemic, and its ultimate impact on its business, financial condition, liquidity and results of operations, as these depend on rapidly evolving and uncertain developments and factors that are beyond control.  Such factors include, the speed of the contagion, the ultimate effect of the various containment measures imposed, the development of effective medical treatment solutions, financial and market reactions to the foregoing and general consumer sentiment.

-	Disposal of Xianggui

In April 2020, the Group disposed 60% equity interests of Xianggui to an entity fully owned by the Founders of the Company with the consideration of RMB 3.4 million (Note 17).

-	Supplementary loan agreements

In May 2020, the Group entered into supplementary loan agreements with a fully owned subsidiary of one of its Class A ordinary shareholders, pursuant to which the borrower agreed to, with respect to its existing loans to the Group with the principle amount of US$ 8,000,000, waive certain interests thereon and adjust the repayment schedule.  In addition, Mr. Leo Zeng has agreed to enter into certain share charges with the shareholder in respect of 4,000,000 Class B ordinary shares to guarantee the Group’s payment obligations under the loan agreements.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary and the VIEs to satisfy any obligations of the Company.

As of December 31, 2018 and 2019, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to approximately US$ 34,910,244 and US$ 34,626,132 respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIEs and VIE subsidiary to satisfy any obligations of the Company.

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Investments in and advances to subsidiaries, VIEs and VIE’s subsidiary”. The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2019, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

As the Group’s business was operated through ECMOHO Shanghai prior to the Parent Company being incorporated in 2018, no Parent Company financial information of 2017 is presented.

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

BALANCE SHEETS

	As of December 31, 2018	As of December 31, 2019
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	3,941	43,806,283
Total current assets	3,941	43,806,283
Investments in subsidiaries, VIEs and VIEs’ subsidiary	42,485,754	50,520,768
Other non-current assets	401,109	-
Total assets	42,890,804	94,327,051
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	577,222	6,178,925
Amounts due to related parties	-	4,023,233
Total liabilities	577,222	10,202,158
Commitments and contingencies (Note 26)
Mezzanine equity:
Class A-1 convertible redeemable preferred shares (US$ 0.00001 par value; 9,519,000 shares authorized, issued and outstanding as of December 31, 2018; redemption amount of US$ 7,641,780 as of December 31, 2018)	19,495,152	-
Class A-2 convertible redeemable preferred shares (US$0.00001 par value; 13,663,700 shares authorized, 10,817,100 shares issued and outstanding as of December 31, 2018; redemption amount of US$ 22,011,640 as of December 31, 2018)	26,083,210	-
Series A convertible redeemable preferred shares (US$0.00001 par value; 7,938,915 shares authorized, issued and outstanding as of December 31, 2018; redemption amount of US$ 22,926,600 as of December 31, 2018)	22,875,144	-
Redeemable non-controlling interests (redemption amount of US$ 6,993,038 as of December 31, 2018)	6,393,530	-
Total of mezzanine equity	74,847,036	-
Shareholders’ (deficit)/equity:
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 shares authorized at December 31, 2018 and December 31, 2019; 18,377,600 and 63,567,099 shares issued at December 31, 2018 and December 31, 2019, respectively; 15,531,000 and 63,567,099 shares outstanding at December 31, 2018 and December 31, 2019, respectively)	155	635
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 shares authorized, issued and outstanding at December 31, 2018 and December 31, 2019)	752	752
Additional paid-in capital	-	105,944,278
Treasury stock (US$0.00001 par value; 2,846,600 shares and nil at December 31, 2018 and 2019, respectively)	-	-
Subscription receivables	(9,261,300)	-
Accumulated other comprehensive loss	(1,420,369)	(2,264,635)
Accumulated deficit	(21,852,692)	(19,556,137)
Total shareholders’ (deficit)/equity	(32,533,454)	84,124,893
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	42,890,804	94,327,051

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2018	2019
	US$	US$
Operating expenses:
General and administrative	(521,616)	(616,906)
Total operating expenses	(521,616)	(616,906)
Loss from operations	(521,616)	(616,906)
Equity in income of subsidiaries and VIEs	6,515,710	2,601,704
Net income	5,994,094	1,984,798
Less: Accretion on Round A convertible redeemable preferred shares to redemption value	(1,018,493)	—
Less: Accretion on Round B convertible redeemable preferred shares to redemption value	(1,574,737)	—
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(445,177)	(1,022,461)
Less: Extinguishment of convertible redeemable preferred shares (Note 16)	(24,763,245)	—
Net income/(loss) attributable to ordinary shareholders	(21,807,558)	962,337
Net income	5,994,094	1,984,798
Foreign currency translation adjustment, net of nil tax	(670,073)	(844,266)
Comprehensive income	5,324,021	1,140,532

Note: In the Company’s statements of comprehensive income for the years ended December 31, 2018 and 2019, accretion to redemption value of redeemable non-controlling interests amounted to US$ 129,896 and US$ 311,757 were treated as the subsidiary’s cost and accordingly were included in the equity in income of subsidiaries and VIEs in the Company’s statements of comprehensive income for the years ended December 31, 2018 and 2019, respectively.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2019
	US$	US$
Net cash used in operating activities	(165,067)	(567,446)
Net cash used in investing activities	(31,816,817)	(10,502,538)
Net cash provided by financing activities	31,985,825	54,872,326
Net increase in cash and cash equivalents	3,941	43,802,342
Cash and cash equivalents, beginning of year	—	3,941
Cash and cash equivalents, end of year	3,941	43,806,283