Form 20-F
period 2020-12-31
ECMOHO Ltd
filed 2021-04-30
CIK 1763197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Tel.: +86 21 6417 2213

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

As of December 31, 2020, there were (i) 69,361,833 Class A ordinary shares, par value US$0.00001 per share, including 50,605,596 Class A ordinary shares represented by 12,651,399 American depositary shares, and (ii) 71,355,616 Class B ordinary shares, par value US$0.00001 per share.  Each American depositary share represents four (4) Class A ordinary shares as of December 31, 2020.

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

i

•	“ECMOHO Hong Kong” refers to ECMOHO (Hong Kong) Health Technology Limited, a limited company established under the Laws of Hong Kong;

•	“ECMOHO Shanghai” refers to Shanghai ECMOHO Health Biotechnology Co, Ltd., a limited liability company established under the Laws of the PRC;

•	“EIT Law” refers to the Enterprise Income Tax Law of the PRC;

•

“initial public offering” refers to our initial public offering of 4,675,000 ADSs (including ADSs sold in connection with the over-allotment offering), representing 18,700,000 of our Class A ordinary shares;

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

Cautionary Note Regarding Forward-looking Statements

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  All statements other than statements of historical fact in this annual report on Form 20-F are forward-looking statements.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will” and similar expressions.  These forward-looking statements include, without limitation, statements relating to:

•	the continued growth of the e-commerce market or the health and wellness industry in China;

•	our ability to manage the expansion of our business and implement our business strategies;

•	our ability to anticipate changes in customer and consumer preferences;

•	our ability to maintain and develop favorable relationships with e-commerce channels, brand partners, content generators and other third parties involved in our ecosystem;

ii

•	our ability to compete with other companies and new entrants to the market;

•	our capital needs and ability to source such capital on acceptable terms;

•	dependence on key management personnel and quality and retention of personnel generally;

•	regulatory changes in the PRC and compliance with such regulations;

•	the impact of the COVID-19 pandemic on the PRC economy, our major brand partners in the United States and Europe and our operations and financial performance;

•	our ability to effectively manage our inventory and warehousing capabilities;

•	our own information technology systems and infrastructure;

•	other factors that may affect our business, financial condition and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.  Selected Financial Data

The following tables set forth selected consolidated financial data for our company.  The selected consolidated statements of operations and comprehensive income/(loss) data and the selected consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited U.S. GAAP consolidated financial statements, which are included in this annual report on Form 20-F beginning on page F-1. The selected consolidated statements of operations and comprehensive income/(loss) data and the selected consolidated statements of cash flow data for the years ended December 31, 2017 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited U.S. GAAP consolidated financial statements not included in this annual report on Form 20-F.

You should read our selected financial data in conjunction with “Item 3. Key Information—D.  Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements included elsewhere in this annual report on Form 20-F.  Historical results for any period are not necessarily indicative of results for any future period.

Selected Consolidated Statements of Operations and Comprehensive Income/(Loss) Data

The following table sets forth our selected consolidated results of operations for the periods presented, both in absolute terms and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,
	2017		2018		2019		2020
	Amount	% of total net revenues	Amount	% of total net revenues	Amount	% of total net revenues	Amount	% of total net revenues
	(in thousands of U.S. dollars, except for share, per share data and percentages)
Net revenues:
Product sales	95,573	97.3%	176,098	88.5%	302,099	91.7%	300,156	98.4%
Services	2,665	2.7	22,917	11.5	27,381	8.3	4,783	1.6
Total net revenues	98,238	100.0	199,015	100.0	329,480	100.0	304,939	100.0
Total cost of revenue	(69,124)	(70.4)	(140,153)	(70.4)	(257,431)	(78.1)	(246,300)	(80.8)
Gross profit	29,114	29.6	58,862	29.6	72,049	21.9	58,639	19.2
Operating expenses:
Fulfillment expenses	(6,217)	(6.3)	(13,097)	(6.6)	(16,957)	(5.1)	(14,398)	(4.7)
Sales and marketing expenses	(15,529)	(15.8)	(27,462)	(13.8)	(40,206)	(12.2)	(45,754)	(15.0)
General and administrative expenses	(4,004)	(4.1)	(9,069)	(4.6)	(8,497)	(2.6)	(11,037)	(3.6)
Research and development expenses	(485)	(0.5)	(1,669)	(0.8)	(1,808)	(0.5)	(1,106)	(0.4)
Other operating income	—	—	—	—	35	0.0	—	—
Total operating expenses	(26,235)	(26.7)	(51,297)	(25.8)	(67,433)	(20.5)	(72,295)	(23.7)
Operating income/(loss)	2,879	2.9	7,565	3.8	4,616	1.4	(13,656)	(4.5)
Finance expenses, net	(145)	(0.1)	(926)	(0.4)	(2,513)	(0.8)	(2,615)	(0.9)
Foreign exchange (loss)/gain, net	106	0.1	(306)	(0.2)	(393)	(0.1)	979	0.3
Other income, net	(36)	0.0	234	0.1	475	0.1	1,800	0.6
Income/(loss) before income tax expenses	2,804	2.9	6,567	3.3	2,185	0.7	(13,492)	(4.4)
Income taxes (expenses)/benefits	(80)	(0.1)	(417)	(0.2)	(250)	(0.1)	7	0.0
Net income/(loss)	2,724	2.8%	6,150	3.1%	1,935	0.6%	(13,485)	(4.4%)
Net income/(loss) attributable to ECMOHO Limited	2,825	2.9%	6,124	3.1%	2,297	0.7%	(13,299)	(4.4%)
Less: Accretion on Round A convertible redeemable preferred shares to redemption value	(1,559)		(1,018)		—		—
Less: Accretion on Round B convertible redeemable preferred shares to redemption value	(2,413)		(1,575)		—		—
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	—		(445)		(1,023)		—
Less: Accretion to redemption value of redeemable non-controlling interests	—		(130)		(312)		—
Less: Extinguishment of convertible redeemable preferred shares	—		(24,764)				—
Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders	(1,147)		(21,808)		962		(13,299)

	Year Ended December 31,
	2017	2018	2019	2020

	(in thousands of U.S. dollars, except for share and per share data)
Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders	(1,147)	(21,808)	962	(13,299)
Net (loss)/earnings per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.01)	(0.26)	0.01	(0.10)
—diluted	(0.01)	(0.26)	0.01	(0.10)
Weighted average number of Ordinary Shares
—basic	81,162,400	84,970,000	98,104,216	139,619,496
—diluted	81,162,400	84,970,000	115,644,864	139,619,496

Selected Consolidated Cash Flow Data

The following table presents our selected consolidated cash flow data for the periods indicated.

	Year Ended December 31,
	2017	2018	2019	2020
	(in thousands of U.S. dollars)
Net cash (used in)/provided by in operating activities	(2,444)	(40,756)	(14,189)	21,601
Net cash used in investing activities	(508)	(1,748)	(813)	(6,644)
Net cash provided by/(used in) financing activities	1,583	44,036	54,337	(22,786)
Cash, cash equivalents and restricted cash at beginning of the year	12,079	10,689	12,965	51,099
Cash, cash equivalents and restricted cash at end of the year	10,689	12,965	51,099	45,284

Selected Consolidated Balance Sheet Data

The following table presents our selected consolidated balance sheet data for the periods indicated.

	As of December 31,
	2017	2018	2019	2020
		(in thousands of U.S. dollars)
Current assets:
Cash and cash equivalents	10,689	10,336	49,099	45,284
Accounts receivable, net	12,322	33,840	49,829	42,006
Inventories, net	17,366	53,683	49,895	33,263
Total current assets	44,513	111,747	172,189	130,399
Total assets	48,447	117,772	178,460	142,628
Total current liabilities	24,280	74,829	93,562	61,111
Total liabilities	24,831	75,148	93,770	63,074
Total mezzanine equity	43,974	74,847	—	—
Total shareholders’ (deficit)/equity	(20,646)	(32,223)	84,690	79,554

Non-GAAP Measures

We use the following non-GAAP performance indicators to monitor financial performance: adjusted operating income/(loss) and adjusted net income/(loss).

We use adjusted operating income/(loss) and adjusted net income/(loss), each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.  Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses.  Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses.  These adjustments have no impact on income tax.

We believe that adjusted operating income/(loss) and adjusted net income/(loss) help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in operating income and net income. We also believe that adjusted operating income and adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

	Year Ended December 31,
	2017	2018	2019	2020
	(unaudited)
	(in thousands of U.S. dollars)
Adjusted operating income/(loss)	2,879	7,922	6,191	(13,181)
Adjusted net income/(loss)	2,724	6,507	3,510	(13,010)

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

The table sets forth a reconciliation of our adjusted operating income/(loss) and adjusted net income/(loss) in the years presented to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating income/(loss) and net income/(loss):

	Year Ended December 31,
	2017	2018	2019	2020
	(unaudited)
	(in thousands of U.S. dollars)
Operating income/(loss)	2,879	7,565	4,616	(13,656)
Add: share-based compensation expenses	—	357	1,575	475
Adjusted operating income/(loss)	2,879	7,922	6,191	(13,181)
Net income/(loss)	2,724	6,150	1,935	(13,485)
Add: share-based compensation expenses	—	357	1,575	475
Adjusted net income/(loss)	2,724	6,507	3,510	(13,010)

Exchange Rate Information

Our reporting currency is the U.S. dollar.  This annual report on Form 20-F contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.  Unless otherwise stated, all translations of Renminbi into U.S. dollars as at December 31, 2020 were made at RMB6.5249 to US$1.00, the exchange rate set by the People’s Bank of China on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Summary Risk Factors

Risks Related to Our Business and Industry

•	Our company’s business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.
•

If the e-commerce market or the health and wellness industry in China does not grow, or grows more slowly than we expect, the demand for our products and solutions could be materially and adversely affected.

•	We may not be able to effectively manage the expansion of our business or optimally implement our business strategies.
•

If we fail to anticipate evolving consumer preferences for health and wellness products and/or fail to cater effectively to consumer demands, our ability to attract and retain customers may be materially and adversely affected.

•	Our success depends on our ability to maintain relationships with existing brand partners and to develop relationships with new brand partners.
•

We may be unable to compete effectively against stronger and better-resourced e-commerce companies, offline competitors or new entrants to the health and wellness market, and we may lose market share as a result.

•	We may need additional capital but may not be able to obtain it on acceptable terms, or at all.
•	We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate or retain our staff could hinder our ability to maintain and grow our business.
•	We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.
•	We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.

Risks Related to Our Corporate Structure

•

We are a “controlled company” within the meaning of the Nasdaq corporate governance requirements, which may result in public investors having less protection than they would if we were not a controlled company.

•

If the PRC government finds that the agreements that establish the operating structure for some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
•	The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

•

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
•

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of healthcare industry and Internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

•

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.  These developments could add uncertainties to the trading of our ADSs on U.S. stock exchanges.

Risks Related to Our ADSs

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
•	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
•

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

Since late-January 2020 following the outbreak of a novel strain of coronavirus that causes the disease now known as COVID-19, the Chinese government has imposed a series of strict and protracted containment measures, including city lockdowns and travel restrictions across the country.  Despite these efforts, the disease has continued to spread globally and, in March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and recommended the implementation of containment and mitigation measures worldwide.

Governments across the globe have responded to contain the spread and reduce the risk of exposure to infection through international travel restrictions, lockdowns of cities and wider regions, business closures and strict social distancing measures.  In China, as of the date of this annual report, such measures appear to have successfully contained the spread of the virus, with restrictions now being lifted across the country and businesses resuming operations.  While other parts of the world are showing increased control over the spread of the virus, substantial uncertainty surrounding the duration of existing restrictions remains.

The COVID-19 pandemic and the associated efforts to contain the spread of the disease have caused unprecedented disruptions to the global economy, impacted business operations across many industries and geographies and created significant volatility and uncertainty, all of which have had a material adverse effect on our results of operations, cash flows and overall financial position.  For example, during the implementation of lockdown measures in China, our operations were affected as many of our employees were unable to return to work following the Lunar New Year public holiday.  We only resumed full operations and achieved full staffing levels in mid-March 2020. Moreover, during the first quarter of calendar year 2020, some of our third-party business partners in China, in particular domestic logistics and transport services providers, experienced temporary shut-downs or worker absenteeism and were unable to meet their obligations to us.  This has had an adverse impact on our ability to promptly provide our customers with the products they purchased, which, in turn, has affected our financial performance. Although domestic logistics and transport services providers have recovered and resumed their ordinary course of business, there has been and may continue to be a significant increase in international freight costs in light of the COVID-19 pandemic due to tight supply chain capacity, which has had and may continue to have an impact on our fulfillment expenses.  Furthermore, we have experienced and expect to continue to experience disruptions to our supply chains if our brand partners, especially international brand partners based in the United States and Europe, are severely impacted by the COVID-19 pandemic or government-imposed containment measures.  If we are unable to procure products from our major brand partners when required, our operations, financial condition and results of operations may be adversely impacted in the foreseeable future and such impacts may be material.  If we choose to increase the levels of inventory we hold, when possible, to minimize the risk of experiencing product shortages, we may be exposed to increased inventory risk due to accumulated excess inventory, which may have an adverse impact on our results of operations and financial condition.  See “—If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.” Additionally, our ability to enter into agreements with new brand partners has been impacted by pandemic related restrictions on business travels, causing a decrease in the number of brand partners, which could significantly reduce our revenues.  If we fail to find alternative brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.  We also modified our business practices in response to the COVID-19 pandemic.  We have started to provide technology solutions including e-commerce business solutions, digital marketing services and e-commerce third-party operation management services to our brand partners and terminated business relationships with some of our then existing brand partners under which we were subject to less favorable terms.  However, the impact of our new initiatives in response to COVID-19 is uncertain and we may be subject to additional risks in this regard.

We are currently unable to predict with certainty the duration and severity of the COVID-19 pandemic, and its ultimate impact on our business, financial condition, liquidity and results of operations, as these depend on rapidly evolving and uncertain developments and factors that are beyond our control.  Such factors include the speed of the contagion, the ultimate effect of the various containment measures imposed, the development of effective medical treatment solutions, financial and market reactions to the foregoing and general consumer sentiment. COVID-19-related disruptions have had an adverse impact on our results of operations in 2020. Specifically, we experienced a 0.6% decrease in product sales revenues from US$302.1 million in 2019 to US$300.2 million in 2020 and an 82.6% decrease in service revenues from US$27.4 million in 2019 to US$4.8 million in 2020. The COVID-19 outbreak may continue to have an adverse impact on our results of operations in the foreseeable future.

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

To realize our mission of providing comprehensive health and wellness solutions to our consumers, we have implemented expansion strategy and have experienced rapid growth in recent years.  However, there is no assurance that we will be able to maintain our historical growth rates in future periods.  Our revenue growth may slow or even decline for many reasons, including competition, and industry and economy conditions. We have continued to widen our relationships with existing brand partners to include more offerings, procuring new brand partners with different products, improving our logistic and fulfillment capabilities to support our expanded offering and growing through acquisitions of complementary businesses. We have also continued to strengthen our multi-channel value proposition by leveraging new ways to market and distribute products, including social media platforms, short video platforms and offline promotions. Additionally, we are exploring new business opportunities in providing technology solutions including e-commerce business solutions, digital marketing services and e-commerce third-party operation management services.  In particular, we plan to put more emphasis on offering brand partners with technology-centric services to add value and therefore reinforce our relationship.  To execute our business initiatives and promote service-oriented business model, we need to upgrade our technology infrastructure and recruit and train more technical staff, which will lead to increased costs and expenses. This expansion has contributed to a heightened level of complexity of our business, in terms of both the type and scale of our operations, which may place a significant strain on our operational, financial and technical resources and increase demands on our management and employees. We cannot assure you that we will be able to continue to manage our growth, improve our profitability or execute our strategies effectively, and any failure to do so may materially and adversely affect our business and prospects.

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

In addition, a small number of brand partners contribute a significant portion of our total revenues.  For example, in 2020, the single largest brand partner in terms of the revenue contribution of its products accounted for 14% of our total net revenues.  In the same period, the ten largest brand partners in terms of the revenue contribution of their products, in the aggregate, accounted for 80% of our total net revenues. Moreover, three of the ten largest brand partners in terms of revenue contribution in 2020 are under the common control of a global food and beverage company.  While our relationships with these three brand partners were developed independently and they are each managed by a dedicated operations team, we cannot assure you that failure to maintain a satisfactory relationship with one of these brand partners in the future will not adversely affect our reputation with the other brand partners under common control.  Furthermore, the loss of one or more of our largest brand partners may result in a material and adverse effect on our financial condition and results of operation.

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

In order for us to continue to grow, we need significant amount of working capital to fund our inventory.  In addition, we may require additional capital in case of operating losses as well as any investments or acquisitions we may decide to pursue.  For example, net cash used in operating activities reached US$40.8 million in 2018 and US$14.2 million in 2019.  While we recorded net cash provided by operating activities of US$21.6 million in 2020,  we may continue to incur operating cash outflows in the future due to the expansion of our business and the corresponding increase in inventory.  See “—If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.”

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

We source health and wellness products from reputable brand partners.  However, their measures of safeguarding against counterfeit products may not be adequate.  In addition, we engage third-party warehousing and logistics service providers and third-party couriers to conduct product fulfillment, and we may not be able to detect and prevent all potential instances of misconduct or negligence committed by them or by our employees involved in the fulfillment process.  If counterfeit products are distributed by us, we may suffer reputational damage.  If we are deemed to have participated or assisted in infringement activities associated with counterfeit products, we may be subject to sanctions under applicable laws and regulations, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct.  Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers.  If consumers are injured by counterfeit products distributed by us, we may be subject to lawsuits, severe administrative penalties and criminal liability.  See “—We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.”

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

However, forecasts are inherently uncertain, and demand for products can change significantly between the inventory order date and the projected sale date.  In addition, the acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable. Moreover, while we are in the process of negotiating with new suppliers to have them repurchase unsold items upon termination of agreements, we normally do not have the right to return the unsold items to our suppliers, save for in a limited range of circumstances, such as in the case of quality defects, as set out in our supply agreements.

If we overestimate demand for our products, we may be exposed to increased inventory risks due to accumulated excess inventory.  Prolonged periods of excess inventory may lead to pressures on our warehousing system and fulfillment capabilities, increases in inventory holding costs and the risk of inventory obsolescence.  In addition, if we fail to manage our inventory effectively, we may experience a decline in inventory values and significant inventory write-downs or write-offs due to product expiration.  Moreover, we may be required to lower sale prices in order to reduce inventory levels, which may lead to lower gross margins.  Conversely, if we underestimate demand for our products, or if our brand partners fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in lost revenues and diminished consumer satisfaction, which could harm our business and reputation.

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

As a result of the COVID-19 pandemic, our third-party couriers have been unable to consistently fulfill online orders to our customers in a timely manner.  We also experienced delays in getting products from our suppliers and incurred higher shipping costs in inbound and outbound shipments, all of which have had an adverse impact on our business. Although domestic logistics and transport services providers have recovered and resumed their ordinary course of business, there has been and may continue to be a significant increase in international freight costs in light of the COVID-19 pandemic, which has had and may continue to have an impact on our fulfillment expenses.  See “—Our company’s business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.”

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

We depend on a small number of e-commerce channels to sell products to consumers.  As a result, we derive a substantial portion of our revenue from activity on these channels.  For example, in 2018, 2019 and 2020, sales on Alibaba’s Tmall platform contributed approximately 34%, 21% and 20% of our total net revenues, respectively.

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

We maintain cooperation arrangements with third-party couriers to deliver our products to our customers.  We rely on a select number of third-party delivery services, for example Cainiao, the primary deliverer of cross-border sales through the Tmall platform.  In 2018, 2019 and 2020, Cainiao was paid approximately 39%, 32% and 29%, respectively, of our third-party delivery fees, and the goods delivered by Cainiao accounted for approximately 19%, 11% and 13%, respectively, of our revenue in the same periods.  As such, we may face adverse consequences if there are interruptions to, or failures in, these third parties’ delivery services.  Such interruptions or failures could prevent the timely or proper delivery of our products to consumers, eroding consumer confidence and reducing repeat orders.  These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions, including as a result of public health emergencies, or labor unrest.  While we may claim compensation for disruptions under our standard agreements with third-party delivery services, such claims are subject to a complicated review process and we cannot provide assurance that any compensation payments would make up for the lost consumer goodwill.  Also, any significant increase in delivery fees charged by these third parties may result in a significant increase in our online distribution expenses.  If we fail to find other reliable third-party couriers on commercially acceptable terms, our profitability may be harmed.

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

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or are contemplating operating, or the perception that these changes could occur, could adversely affect the financial and economic conditions in such jurisdictions, as well as our international and cross-border operations, our financial condition and results of operations.  The U.S. administration has advocated greater restrictions on trade generally, and has imposed and significantly increased tariffs on certain goods imported into the United States, particularly from China.  Such trade developments could materially impact our business as certain of our brand partners are based in the United States, and thus may face increased difficulty in sourcing base ingredients for their products, or cost-effectively developing new products with restricted or more expensive base ingredients.  As a result, we may face an increase in our operating costs as our suppliers raise their prices to absorb their increased costs, or an inability to meet the demands of the consumers who purchase from us, and a resulting decrease in our profits.

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

We source our products from brand partners globally.  We purchase these products primarily using U.S. dollars, and these products are ultimately sold to the Chinese domestic market, whose participants primarily make their purchases in Renminbi.  There is ordinarily a temporal gap between the point at which we purchase products and the point at which we receive payment for the products sold.  As a result, we are subject to the fluctuations of the currency exchange markets, particularly in the value of RMB to the U.S. dollar.  If the value of Renminbi declines during the temporal gap relative to the U.S. dollar, we may face a lower profit margin, or in some cases a loss, on the products sold.  For example, in 2018 we had an exchange rate loss of USS$306.7 thousand, in 2019 we had an exchange rate loss of US$393.0 thousand and in 2020 we had an exchange rate gain of US$979.1 thousand.

In addition, substantially all of our operating expenses are denominated in Renminbi, while our financial assets are denominated in U.S. dollars and a significant portion of our debt is denominated in U.S. dollars.  We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs.  Any significant revaluation of the Renminbi may materially reduce any dividends payable on our ADSs in U.S. dollars.  To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive.  As such, currency fluctuations may materially and adversely affect our financial condition and results of operations.

Any failure to comply with PRC regulations regarding advertising may subject us to civil claims, fines and other legal or administrative sanctions.

PRC advertising laws and regulations require the content of advertisements to be fair, accurate, not misleading and in full compliance with applicable laws.  Pursuant to the Interim Administrative Measures for the Examination of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes, promulgated by the SAMR on December 24, 2019, the content of healthcare food advertisements must follow the registration certificate or filing certificate approved by the administration for market regulation or the registered or filed specifications.  We have made efforts to ensure our advertisements and related advertising practices are in compliance with applicable regulations.  However, we cannot assure you that we have fully complied with the requirements of PRC regulatory authorities or will be able to fully comply with the requirements of PRC regulatory authorities regarding advertising.  If we are found in violation of applicable advertising laws and regulations, we may face serious penalties, including fines, revocation of our business licenses and discontinuance of our advertising activities.  As a result, we may not be able to publish new advertisements in a timely manner, and our turnover and reputation could be materially affected.  Moreover, governmental actions and civil claims may be filed against us for misleading or inaccurate advertising.  We may have to spend significant resources in defending against such actions, and these actions may damage our reputation, result in reduced turnover and negatively affect our results of operations.

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

In the course of our ordinary business operations, we may become a party to litigation, legal proceedings, claims, disputes or arbitration proceedings from time to time.  For example, in March 2016, we entered into a cooperation framework agreement to establish a joint venture with Shanghai Heng Shou Tang Health Food Co. Ltd., Shanghai Heng Shou Tang Pharmaceutical Co., Ltd. and Mr. Wei Song, or our joint venture partners.  As part of the agreement, Shanghai Heng Shou Tang Health Food Co. Ltd. and Shanghai Heng Shou Tang Pharmaceutical Co., Ltd. agreed to contribute their ownership in a number of trademarks to the joint venture.  However, only a portion of such trademarks were transferred to us.  In October 2018, we filed a civil claim against the joint venture partners in the Shanghai Xuhui People’s Court to enforce the transfer of the remaining trademarks, claim damages in the amount of RMB7.19 million (US$1.05 million) and request that Shanghai Heng Shou Tang Health Food Co. Ltd. and Shanghai Heng Shou Tang Pharmaceutical Co., Ltd. be enjoined from using the brand name “Heng Shou Tang” in all categories.  In January 2019, the joint venture partners filed a counterclaim to rescind the agreement and allege damages in the amount of RMB3.25 million (US$472.7 thousand).  In July 2019, the Shanghai Xuhui People’s Court ruled that we shall pay damages in the amount of RMB3.25 million (US$472.7 thousand) to the joint venture partners for breaching our contractual obligation to contribute capital to our joint venture, and that the joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to the joint venture and cease to use the brand name “Heng Shou Tang” in all categories.  Both we and our joint venture partners filed appeals with the Shanghai First Intermediate People’s Court.  In November 2019, the Shanghai First Intermediate People’s Court delivered its judgment, which provides, amongst other matters, that we shall not pay damages to our joint venture partners and our joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to our joint venture.

Were any proceedings, claims, disputes or arbitration to arise, these may distract our senior management’s attention and consume our time and other resources.  In addition, even if we ultimately succeed in such proceedings, there may be negative publicity created in the course of or surrounding that proceeding, which may materially and adversely affect our reputation. Any settlement or adverse determination may subject us to significant monetary damages or liabilities or suspend or terminate parts of our operations.  As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Future strategic alliances, acquisitions or divestments may have a material adverse effect on our business, financial condition and results of operations.

We regularly examine a range of corporate opportunities, including acquisitions and divestments, with a view to determining whether such opportunities will enhance our strategic position and financial performance.  We plan to expand our business both geographically and in terms of the products and services that we offer to our customers and brand partners.  In pursuit of this strategy, we may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time.   For example, on July 23, 2020, we entered into an investment agreement with Anze Premium Health and Beauty Pte. Ltd., or Anze, a company involved in the research and development of Chinese herbal medicine-based health and wellness products.  We are committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon notes issued by Anze.  As of December 31, 2020, we made investment of US$5.9 million in Anze, representing 11.7% of its equity interest. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by a third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business.  We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

The Chinese economy has been experiencing increases in inflation and labor costs in recent years.  As a result, average wages in China are expected to continue to grow.  In addition, various PRC laws and regulations designed to enhance labor protection require us to pay certain statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees.  The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments could be subject to late payment fees, fines and/or other penalties.  As the interpretation and implementation of these laws and regulations are still evolving, our employment practices may not at all times be deemed to be in compliance with the applicable laws and regulations.  If the relevant authorities determine that we should make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations could be adversely affected.  Furthermore, the Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts under certain circumstances. The Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. There can be no assurance that our employment practices will at all times be in full compliance, and we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.  We expect that our labor costs, including wages and employee benefits, will continue to increase.  Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations could be adversely affected.

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

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our former independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019.  In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.  The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2018, relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. To remedy this identified material weakness, we have started to undertake steps to strengthen our internal control over financial reporting, including: (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (ii)  establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements; and (iii) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.  We also plan to hire more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function.  However, these measures have not been fully implemented, and we concluded that the material weakness in our internal control over financial reporting had not been fully remediated as of December 31, 2020. We will continue to implement measures to remediate the material weakness.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2020, pursuant to new information technology methodology, we and our independent registered public accounting firm identified one additional material weakness in our internal control over financial reporting as of December 31, 2020 relating to the information technology general control, in the areas of system security, and access and separation of duties.  Following the identification of the material weakness, we plan to take measures to remedy our information technology general control.  For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”  However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.  Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting.  Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

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

For example, the COVID-19 pandemic and the associated business uncertainty and volatility has had an adverse impact on our business, financial condition and results of operations.  See “—Our company’s business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.”

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

We have not registered certain of our lease agreements with the relevant governmental authorities.  Under the relevant PRC laws and regulations, we may be required to register and file with the relevant governmental authority executed leases.  The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 (US$153) to RMB10,000 (US$1,533) for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

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

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals.  In any event that the chops and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules.  In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees.  Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence.  There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries.  If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations.  We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

Risks Related to Our Corporate Structure

We are a “controlled company” within the meaning of the Nasdaq corporate governance requirements, which may result in public investors having less protection than they would if we were not a controlled company.

Our co-founders, Ms. Zoe Wang, who serves as our Chairman and Chief Executive Officer, and Mr. Leo Zeng, who serves as our Chief Operating Officer and Acting Chief Financial Officer, collectively hold 90.8% of the total voting rights in our company as of April 15, 2021, and we are, and expect to continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules.  As a controlled company, we rely on certain exemptions that are available to controlled companies from the Nasdaq corporate governance requirements.  Examples of the requirements from which we are exempt include the requirements that:

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States.  See “— Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”  Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

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

SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprise, or SAFE Circular 19, effective in June 2015, which launched a nationwide reform of the administration of the foreign exchange settlement of the capital of Foreign-invested Enterprises, or FIEs, and allows FIEs to convert their foreign currency capital contribution into Renminbi funds at their discretion, but continues to prohibit FIEs from using the Renminbi funds converted from their foreign currency capital contribution for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, and also prohibits FIEs from using such Renminbi funds to provide loans to persons other than affiliates unless otherwise permitted under its business scope.  Violations of these Circulars could result in severe monetary or other penalties.  SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering, which may adversely affect our business, financial condition and results of operations.

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

Risks Related to Doing Business in China

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the MOFCOM, the MIIT, the National Medical Products Administration of the PRC, or the NMPA, the NHC and SAMR and their counterparts.  Together, these governmental authorities promulgate and enforce regulations that cover many aspects of the operation of food and pharmaceutical businesses, medical and healthcare services and Internet-related businesses, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in such business.  The laws and regulations related to medical and healthcare services and Internet-related businesses are evolving rapidly, and their interpretation and enforcement involve significant uncertainties.  As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.  Under PRC laws, an entity must obtain the food operation license from SAMR or its counterpart for conducting healthcare-related products wholesale and retail business, the pharmaceutical operation license from the NMPA or its counterpart for conducting pharmaceutical wholesale and retail business, and the value-added telecommunications services operating licenses from the MIIT or its counterpart for either online information services or third-party e-commerce platforms.  We have made great efforts to obtain all applicable licenses and permits necessary to our main business.  However, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the pharmaceutical operation, medical and healthcare services, and Internet-related businesses have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical operation and Internet-related business industry in China, including our business, we cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones.  For example, the address on some of our Food Operation Permits is inconsistent with our actual operating address.  If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business.  Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.  These developments could add uncertainties to the trading of our ADSs on U.S. stock exchanges.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China.  The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms.  However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

On August 6, 2020, the President’s working group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s working group recommended enhanced listing standards on U.S. stock exchanges.  This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company.  Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm.  The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that the SEC Chairman had directed the SEC staff to prepare proposals in response to the report of the President’s working group, and that the SEC was soliciting public comments and information with respect to the development of these proposals.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or the Act.  The Act was approved by the U.S. House of Representatives on December 2, 2020.  On December 18, 2020, the Act was signed into public law by the President of the United States.  In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021.  On March 24, 2021, SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act.  The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

The enactment of the Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ADSs could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China.  As a result, investors may be deprived of the benefits of such PCAOB inspections.  The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.  Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018 and an ongoing inspection that started in October 2020.  However, the recent developments would add uncertainties to the trading of our ADSs on U.S. stock exchanges, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital.  As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.  In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.  As of December 31, 2018, 2019 and 2020, these restricted assets totaled US$34.9 million, US$34.6 million and US$24.8 million, respectively.

Limitations on the ability of the variable interest entity to make remittance to the wholly foreign-owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of our variable interest entity, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income.  “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise.  The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82,which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China.  Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises.  If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law.  We believe that none of our entities outside China is a PRC resident enterprise for PRC tax purposes.  However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

A portion of our revenue is denominated in Renminbi.  The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity.  Currently, our PRC subsidiaries, which are wholly foreign-owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements.  However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.  Since a portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.  Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.  This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and our variable interest entity.

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

Sales of our ADSs, Class A ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly.  As of April 15, 2021, we had 73,361,883 Class A ordinary shares outstanding, including 54,605,596 Class A ordinary shares represented by ADSs.  All of our ADSs are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

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

As of April 15, 2021, Ms. Zoe Wang and Mr. Leo Zeng beneficially own all of our issued and outstanding Class B ordinary shares.  These Class B ordinary shares constitute approximately 49.3% of our total issued and outstanding share capital and 90.7% of the aggregate voting power of our total issued and outstanding share capital as of April 15, 2021, due to the disparate voting powers associated with our dual-class share structure.  See “Item 6.  Directors, Senior Management and Employees— E.  Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Such holders may take actions that are not in the best interest of us or our other shareholders.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.  This concentrated control limits our investors’ ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and holders of our ADSs may view as beneficial.

As a foreign private issuer, we are permitted to, and we will continue to, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers.  This may afford less protection to holders of our Class A ordinary shares and holders of the ADSs than they would enjoy if we were a domestic U.S. company.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer.  We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq Stock Market.  The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers.  We have relied on and plan to continue to rely on home country practice with respect to our corporate governance.  Specifically, we do not (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have an audit committee be composed of at least three members.  These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act (2021 Revision) (as amended) and common law of the Cayman Islands.  The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors.  In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

In addition, we conduct substantially all of our business operations in China, and most of our directors and all of our executive officers reside outside the United State.  The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China.  Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.  For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation.  Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism.  According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC.  Accordingly, without the consent of the PRC securities regulator and the other competent governmental authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

In June 2018, ECMOHO Limited was incorporated under the laws of the Cayman Islands, and ECMOHO (Hong Kong) Health Technology Limited, or ECMOHO Hong Kong, was incorporated under the laws of Hong Kong and wholly owned by ECMOHO Limited.  In July 2018, ECMOHO Hong Kong acquired 97.5% of the equity interest of ECMOHO Shanghai from our co-founders and certain other shareholders of ECMOHO Shanghai.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with our co-founders” for more information.

In April 2019, we launched XG Health, our proprietary integrated family health management and service platform, which offers offline retailers and consumers a range of health and wellness products and rich content.  In April 2020, we divested our 60% interest in Xianggui Shanghai, our subsidiary through which we operated the XG Health platform.  See “—Divestment of our interest in the XG Health platform” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of equity interest in Xianggui Shanghai and deconsolidation of Yang Infinity” for more information.

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

On July 23, 2020, we entered into an investment agreement with Anze, a company involved in the research and development of Chinese herbal medicine-based health and wellness products.  We are committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon notes issued by Anze.  As of December 31, 2020, we made investment of US$5.9 million in Anze, representing 11.7% of its equity interest.

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

We operated XG Health through our PRC-incorporated subsidiary Xianggui Shanghai.  In 2019, sales through our XG Health platform accounted for less than 1.0% of our total net revenues.  In early 2020, during the COVID-19 pandemic, as cities, towns and municipalities across China, including Anhui province, began implementing lockdown and virus containment measures, some specialty stores that had registered on our XG Health app were experiencing financial difficulties and were unable to engage in e-commerce with us.  In April 2020, we divested our 60% equity interests in Xianggui Shanghai to Shanghai Xianggui Health Technology Co. Ltd., an entity controlled by our co-founders, for a consideration of RMB3.4 million (US$521.1 thousand).  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of equity interest in Xianggui Shanghai and deconsolidation of Yang Infinity” for more information.

Additional Information

Cogency Global Inc. is acting as our company’s authorized representative in the United States.  The address of Cogency Global Inc. is 122 E. 42nd Street, 18th Floor, New York, NY 10168, the United States of America.

The company’s principal executive offices are located at 3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai, 200030, the People’s Republic of China.  The company’s telephone number at this address is +86 21 6417 2213.  The office of the company is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.  Our website can be found at www.ecmoho.com.  The information contained on our website is not a part of this annual report on Form 20-F.

The SEC maintains a website, www.sec.gov, that contains reports, proxy and information statements, and other information regarding registrants, including ECMOHO Limited, that file electronically with the SEC.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

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

Our Business Model and Services

We generate revenues through product sales to consumers and retailers and services primarily to brand partners.  The following table sets forth a breakdown of our net revenues for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Product sales	176,098	88.5%	302,099	91.7%	300,156	98.4%
Services	22,917	11.5	27,381	8.3	4,783	1.6
Total	199,015	100.0%	329,480	100.0%	304,939	100.0%

Product Sales

We carefully select, through data analysis, products that suit consumer needs from upstream brand partners and sell these products through a variety of channels.  We sell these products directly to consumers through online flagship stores we operate on third-party e-commerce platforms, such as Tmall and JD.com.  Some brand partners authorize us to operate their flagship stores on specific e-commerce platforms, while others’ products are offered in our self-operated flagship stores on third-party e-commerce platforms. To a lesser extent, we also sell products directly to consumers through Douyin.

We also sell our brand partners’ and our proprietary brands’ products to third-party e-commerce platforms, such as Tmall-Mart, JD.com, and other small and medium-sized online and offline retailers.  We typically enter into supply agreements with such e-commerce platforms and other retailers with a term of 12 months or more, during which the e-commerce platforms or other retailers place orders with us from time to time for specified products based on a predetermined price or based on price negotiated at the time of the order.  Some of these agreements set forth the purchase price for the specified products; others provide that such price shall be set forth in each purchase order following consultation between the retailer and us.

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

Our Brand Partners and Brand Partner Development and Services

Brand Partners

As of December 31, 2020, we sourced 38 brands of products from 28 brand partners.  The products we source cover a wide range of categories, including health supplements and food, mother and child care products, and personal care products.  The following table sets forth a selection of the brands we work with and the products we sourced in 2020:

Categories	Selected Brand Partners	Selected Products
Health Supplements and Food	Harbin Pharmaceutical	Healthcare Product Series of Calcium Supplements
	Puritan’s Pride	Chondroitin & MSM Joint Soother
	Jiangzhong Food Therapy	Gruel
	Perrier	Mineral Water
	Wyeth Pharmaceutical	Centrum Multivitamin
Mother and Child Care Products	Abbott	Eleva Organic Baby Milk Powder
	Gerber	DHA & Probiotic Rice
	Lansinoh	Lanolin Nipple Cream
	Wyeth Nutrition	Illuma Organic Growing-Up Formula Milk Powder
Personal Care Products	A.H.C.	White Collagen Skincare Set
	The Saem	Harakeke Skincare Set

The table below sets forth a breakdown of our product sales revenue by product category:

	Year Ended December 31,
	2018		2019		2020
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Health Supplements and Food	80,318	45.6%	116,976	38.7%	138,269	46.1%
Mother and Child Care Products	69,270	39.4	131,927	43.7	118,729	39.5%
Personal Care Products	11,289	6.4	24,293	8.0	25,554	8.5%
Others*	15,221	8.6	28,903	9.6	17,604	5.9%
Total	176,098	100.0%	302,099	100.0%	300,156	100.0%

*	Includes household healthcare equipment and household cleaning products.

Our product sales revenues in 2020 remained relatively stable as compared to 2019, with a decrease in the sales of mother and child care products from US$131.9 million in 2019 to US$118.7 million in 2020, offset by an increase in the sales of health supplements and food products from US$117.0 million in 2019 and to US$138.3 million in 2020.

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

We also provide value-added services to some of our brand partners under the service fee model.  See “—Our Business Model and Services —Services” for details.  We enter into separate service agreements with those brand partners for such services.

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

We also seek to deepen our relationships with existing brand partners by expanding the brand portfolio that they distribute through us.  Three of the ten largest brand partners in terms of revenue contribution in 2020 were under the common control of a global food and beverage company.  At the beginning of 2017, we distributed only one brand owned by this company, and as the relationships deepened, we distributed 7 brands owned by this company as of December 31, 2020.

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

Our Proprietary Brands

In 2016, we acquired two brands to provide tailored products that target underserved market niches, Heng Shou Tang, which is a traditional Chinese herbal tonics brand, and KGC, which is a household healthcare equipment brand that specializes in premium massage chairs.  The products of these two brands are manufactured by third parties with whom we enter into annual manufacturing and supply agreements.  In 2018, 2019 and 2020, combined revenues from the sales of Heng Shou Tang and KGC products were US$10.5 million, US$6.0 million and US$3.0 million, respectively.  In 2020, the combined revenues from the sales of Heng Shou Tang and KGC products represented less approximately 1.0% of our total net revenues.  In July 2020 and October 2020, we sold the two brands KGC and Heng Shou Tang, respectively, through equity transfer agreements with Shanghai Xianggui Health Technology Co., Ltd., an entity under the control of our co-founders, Ms. Wang and Mr. Zeng.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Divestment of equity interest in Shanghai Jieshi and Shanghai Hengshoutang” for more information.

Content Generation and Promotional Activities

Content Generation

We partner with over 1,300 healthcare experts and KOLs to generate health and wellness content.  These content generators, who receive a fixed fee from us, provide general advice on trending non-medical health and wellness topics and, based on product information from our brand partners, combine such advice with product recommendations.  The generated content is then vetted by the relevant brand partner and processed by our 86-person contents team, comprising specialists in editing and website design and in-house licensed nutritionists, for publication.  Such content is published as articles and short videos on various social media accounts we operate and sometimes provided to news and information outlets with embedded links to our online stores.  Our contents team receives ongoing training from and supervision by our legal team, ensuring that the content generated complies with the relevant PRC laws and regulations.

Online Promotional Activities

We operate online flagship stores on multiple e-commerce platforms.  See “—Our Business Model and Services” for details.  Our online presence is a crucial component of our sales and marketing strategy and consumer-centric ecosystem, and we use a number of methods to increase site traffic, including conducting sales promotions through the online flagship stores, paying for advertisements tied to certain health and wellness-related keywords on search engines and generating blogs and videos that increase our exposure to target consumers.  In addition, we leverage our data analytics capabilities to conduct targeted marketing.  See “—Technology Infrastructure” for details.

Offline Promotional Activities

We regularly engage in a range of offline promotional activities.  To attract consumers, we host free healthcare presentations given by medical practitioners that are open to the public, and where samples of health and wellness products related to the presentation’s topic are given out for free. We also collaborate with brand partners to host pop-up stores. To attract more retailers, we host promotional presentations for our brand partners that are attended by their senior executives.  We also plan to host more offline consumer engagement activities, such as health and wellness presentations, in “lower-tier” cities, townships and rural areas in China to enhance the health consciousness of local consumers, which we believe leads to increased demand for the products we offer.

Fulfillment and Payment

From our years of experience in the cross-border and domestic e-commerce business, we have acquired significant know-how in managing the entire fulfillment process.  We engage third-party warehousing and logistics service providers to ship the products we source from our brand partners to the warehouses we designate.  We store our inventory in facilities occupying an aggregate floor area of approximately 46,000 square meters, comprising the two warehouses we lease and operate in Wuhu and Hangzhou and facilities operated by third-party warehousing and logistics service providers located in different cities in China and different countries, including the United States and South Korea.  We monitor and adjust our inventory level on an ongoing basis based on our sales projections and the shipment schedule of our brand partners.  In the case of cross-border e-commerce, we arrange bulk shipment from our brand partners’ overseas warehouses to cross-border bonded zones in China pending customs clearance.  Once a consumer places an order and makes payment, we clear the products through customs, including making the necessary tax payment, and deliver the products to the consumer.

We deliver products purchased by consumers and retailers nationwide through 14 third-party couriers.  We typically enter into annual service agreements with warehousing and logistics service providers and third-party couriers and assume risks of damage and loss not attributable to the service provider’s fault.

Technology Infrastructure

Our technology infrastructure is critical to our ability to serve consumers, including our data analytic capabilities.  As of December 31, 2020, our technology and information technology team consisted of 48 employees, including core team members with extensive experience with e-commerce and Internet companies in China.

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

Intellectual Property

We regard our trademarks, copyright, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our success.  To protect our proprietary rights in content, services and technology, we rely on trademark, copyright and trade secret protection laws in China.  As of December 31, 2020, we owned 345 registered trademarks, including those relating to our “ECMOHO” brand name.  As of the same date, we also owned 40 copyrights and 6 domain names in China and Hong Kong.

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

Insurance

We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees.  We have also obtained insurance to cover certain potential risks and liabilities, such as property damage.  We do not maintain business interruption insurance, product liability insurance or key-man life insurance.  We consider our insurance coverage sufficient for our business operations in China.

Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of our business.  See “Item 3.  Key Information—D.  Risk Factors—Risks Related to Our Business and Industry—We may from time to time become party to litigation, other legal or administrative disputes and proceedings that may materially and adversely affect us” for more information.  Except as disclosed in this annual report on Form 20-F, we are currently not a party to any material legal or administrative proceedings.

Regulations

This section summarizes the principal PRC regulations related to our business.

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the National Health Commission of the PRC, or the NHC, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, and their respective local offices.

See “Item 3. Key Information—D.  Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of healthcare industry and Internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors and foreign-owned enterprises are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was first issued in 1995 and amended from time to time.  The most updated Catalog was promulgated by the Ministry of Commerce of the PRC, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions governing market access of foreign capital and stipulates in details the areas of entry pertaining to the categories of encouraged industries for foreign investment, restricted industries for foreign investment and prohibited industries for foreign investment. The Special Administrative Measures for Access of Foreign Investments (2020 Edition) promulgated on June 23, 2020 and became effective on July 23, 2020, or the Negative List 2020, and the Catalog of Encouraged Industries for Foreign Investment (2020 Edition) promulgated on December 27, 2020 and became effective January 27, 2021, replaced the Catalog in its entirety. According to the current regulation, any industry not listed in the Negative List 2020 is a permitted industry and is generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations.  According to the Negative List 2020, foreign investment in value-added telecommunications service providers shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

In order to coincide the implementation of the Foreign Investment Law (as defined below) and the Implementation Regulations (as defined below), the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, which became effective from January 1, 2020. The Measures for Reporting of Information on Foreign Investment stipulates that foreign investors or foreign-invested enterprises, or the FIEs, shall submit investment information by submitting initial reports, change reports, cancellation reports, annual reports etc. through enterprise registration system and national enterprise credit information publicity system. The Announcement of the MOFCOM [2019] No. 62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the MOFCOM on December 31, 2019 and the Circular of the SAMR on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, or the Implementation Regulations, which became effective on January 1, 2020. The Implementation Regulations strictly implements the legislative principles and purpose of the Foreign Investment Law, emphasizes on the promotion and protection of the foreign investment and refines the specific measures. On the same date, the Supreme People’s Court issued the Interpretation on the Application of the Foreign Investment Law of the PRC, which also came into effect on January 1, 2020. This interpretation shall apply to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises, etc.

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

Mobile Internet Applications Information Services

On June 28, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016.  Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through Internet mobile applications any content prohibited by laws and regulations.  The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications and require application store service providers to register with local branches of the CAC within 30 days after they start providing application store services.

Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017. It requires, among others, that Internet information service providers should ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Regulations Relating to Medical Devices Operation and Service

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council on January 4, 2000 and amended on March 7, 2014 and May 4, 2017, respectively, and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which was promulgated by the State Food and Drug Administration, or the SFDA, the predecessor of the China Food and Drug Administration, or the CFDA (the predecessor of the NMPA), on July 30, 2014 and amended on November 17, 2017 and other relevant laws and regulations, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories.  Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively.  An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities, etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices.  The valid term of a medical devices operation permit is five years.

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

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and amended by the SAMR on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

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

According to the PRC Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor.  Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid.  The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor.  In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Meanwhile, pursuant to the PRC Civil Code, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage, and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

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

The Interim Administrative Measures for the Examination of Advertisements for Drugs, Medical Devices, Health Food and Formula Food for Special Medical Purposes, released by the SAMR on December 24, 2019 and which became effective on March 1, 2020, stipulates that advertisements for drugs, medical devices, health food and formula food for special medical purposes shall be examined and approved by market regulation departments or drug administrative departments at provincial level.

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

On June 1, 2017, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data.  The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of Internet service providers, which include, but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties.  Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Measures for Cybersecurity Review, or the Review Measures, which become effective on June 1, 2020. The Review Measures establish the basic framework and principle for national security reviews of network products and services.

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

The recommended national standard, the Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cybersecurity and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, the Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App’s illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

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

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991, which was amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively, with the latest amendment to take effect on June 1, 2021.  The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products.  In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

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

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the China National Intellectual Property Administration is responsible for the registration and administration of trademarks in China.  The China National Intellectual Property Administration is responsible for resolving trademark disputes.  Registered trademarks are valid for ten years from the date the registration is approved.  A registrant may apply to renew a registration within twelve months before the expiration date of the registration.  If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted.  If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered.  Renewed registrations are valid for ten years.  On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

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

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State

Council on January 29, 1996, which became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008, respectively, and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996.  Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements.  By contrast, approval from or registration with appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC.  FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

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

On October 23, 2019, SAFE promulgated the SAFE Circular 28, which stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premises of not violating the Negative List and that the projects invested are true and in compliance with laws and regulations.

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises, or WFOEs, include the Company Law of the PRC. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, an FIE in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital.  These reserve funds, however, may not be distributed as cash dividends.

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 11, 2013, amended on October 10, 2018 and December 30, 2019, respectively, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes for employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the MOF and the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7.  The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698.  The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets.  For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise.  The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose.  However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets.  On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7.  The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

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

Since November 16, 2011,, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nationwide application in 2013.  According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services.  The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, as amended, sets out that VAT in lieu of business tax be collected in all regions and industries.

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

C.  Organizational Structure.

We conduct our business in China through our various subsidiaries and variable interest entity.  In April 2020, we divested our interests in Xianggui (Shanghai) Biotechnology Co., Ltd., which is the PRC subsidiary party to the contractual arrangements with Yang Infinity and its subsidiary Yinchuan Xianggui Internet Hospital Co., Ltd.  See “—A. History and Development of the Company—Divestment of our interest in the XG Health platform” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—B. Divestment of equity interest in Xianggui Shanghai and deconsolidation of Yang Infinity” for more information.

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

Contractual Arrangements with Our Variable Interest Entity

PRC laws and regulations impose restrictions on foreign ownership and investment in, among other areas, Internet-based businesses such as provision of online information and other value-added telecommunications services.  Similar to all other entities with foreign-incorporated holding company structures in our industry in China, we operated our Internet-based business in the PRC through our subsidiaries and variable interest entity, Shanghai Yibo.  To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with Shanghai Yibo, which is wholly owned by PRC citizens.  Over the course of fiscal year 2020, our variable interest entity continues to hold the ICP licenses and other regulated licenses and operates our Internet-based business in which foreign investment is restricted or prohibited.

Based on these contractual arrangements, we are able to:

•	exercise effective control over the variable interest entity;
•	receive substantially all of the economic benefits from the variable interest entity; and
•	have an exclusive option to purchase all or part of the equity interest in the variable interest entity when, and to the extent, permitted by PRC law.

As a result of these contractual arrangements, over the course of fiscal year 2020, we have become the primary beneficiary of our variable interest entity under U.S. GAAP.  We have consolidated the financial results of our variable interest entity in our consolidated financial statements in accordance with U.S. GAAP.  Up to December 31, 2020, the operations of our variable interest entity were still in a preliminary stage and had immaterial impact on the consolidated financials of our business.

As described in “Item 4. Information on the Company—A. History and Development of the Company—Divestment of our interest in the XG Health platform,” in April 2020, we divested our 60% equity interests in Xianggui Shanghai and, thereby, the contractual arrangements with Yang Infinity, which used to be one of our variable interest entities, and its wholly owned subsidiary Yinchuan Xianggui. The following summary of the contractual arrangements with our variable interest entity and its shareholders refers to Shanghai Yibo, our current variable interest entity, only.

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

However, our PRC counsel, Commerce & Finance Law Offices, advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.  If the PRC government finds the agreements that establish our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations.  See “Item 3.  Key Information—D.  Risk Factors—Risks Related to Our Corporate Structure” and “Item 3.  Key Information—D.  Risk Factors—Risks Related to Doing Business in China.”

In addition, the shareholders of our VIE, Ms. Zoe Wang and Mr. Leo Zeng, may have potential conflicts of interest with us.  These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it.  See “Item 3.  Key Information—D.  Risk Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Our corporate headquarters are located in Shanghai.  We also lease warehouse space in Wuhu and Hangzhou.  As of December 31, 2020, we leased an aggregate of approximately 5,510 square meters of office space and an aggregate of approximately 46,000 square meters of warehouse space.  We believe that our existing properties and facilities are generally adequate for our current needs, but we expect to seek additional space as needed to accommodate our future growth.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations should be read together with the information included under “Item 3.  Key Information—A. Selected Financial Data,” “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document.  This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”  Actual results may differ materially from those contained in any forward-looking statements.

Overview

We are a leading integrated solution provider in China’s non-medical health and wellness market. We help our brand partners to grow and succeed by leveraging e-commerce integrated solutions comprising e-commerce business solutions, digital marketing services and e-commerce third-party operation management services.

We generate revenues from product sales and services.  Product sales revenues are generated through sales to consumers and to retailers, as well as sales from consignment arrangements with certain e-commerce platforms.  Services revenues primarily consist of the fixed project-based service fees we charge our brand partners value-added services, such as marketing solutions, as well as operating commissions.  Our total net revenues grew by 65.6% from US$199.0 million in 2018 to US$329.5 million in 2019 and decreased by 7.4% from US$329.5 million in 2019 to US$304.9 million in 2020. Product sales revenues represented 88.5%, 91.7% and 98.4% of our total net revenues in 2018, 2019 and 2020, respectively. Our net income/(loss) attributable to ECMOHO Limited was US$6.1 million, US$2.3 million and US$(13.3) million in 2018, 2019 and 2020, respectively.

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

•

Our ability to retain and attract brand partners, retailers and content generators.  Brand partners, retailers and content generators are crucial to our ability to provide consumers with quality products and trustworthy content.  See “Item 4.  Information on the Company—B.  Business Overview” for additional information.  We would need to continue to attract new brand partners, retailers and content generators to grow our ecosystem and revenues.

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

•

Impact of COVID-19. The outbreak of COVID-19 has had certain negative impact on the overall economy of the countries and regions where we conduct our business.  We have experienced and expect to continue to experience increases in international freight costs and disruptions to our supply chains.  Additionally, our ability to enter into agreements with new brand partners has been impacted by pandemic related restrictions on business travels.  In response to the pandemic, we have started to provide technology solutions to our brand partners, and terminated business relationships with some of our then existing brand partners under which we were subject to less favorable terms.  We are currently unable to predict with certainty the duration and severity of the COVID-19 pandemic, and its ultimate impact on our business and results of operations.

Key Components of Results of Operations

Net Revenues

We generate revenues from product sales and services.  Product sales revenues are generated through sales to consumers and retailers, such as third-party e-commerce platforms as well as sales from consignment arrangements with certain e-commerce platforms.  Services revenues primarily consist of the fixed project-based service fees we charge our brand partners for our value-added services, such as designing and running online stores and organizing offline marketing activities.  We recorded revenues net of return allowances, value-added tax and sales incentives, if any.  See “Item 4.  Information on the Company—B.  Business Overview—Our Business Model and Services” for additional information.

The following table sets forth the components of our net revenues for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Product sales	176,098	88.5%	302,099	91.7%	300,156	98.4%
Services	22,917	11.5	27,381	8.3	4,783	1.6
Total	199,015	100.0%	329,480	100.0%	304,939	100.0%

We expect to optimize net revenues mix as we continue to promote brand portfolio optimization and expand our channel coverage and service offerings, along with the recovery of China’s economy in the post-COVID-19 era in 2021. Services revenues, as a percentage of our total net revenues, decreased from 11.5% in 2018 to 8.3% in 2019 as we experienced faster growth in our product sales revenue and further decreased from 8.3% in 2019 to 1.6% in 2020 due to a slowdown in the growth of our service revenues during our service department restructuring and upgrade process.

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

The following table sets forth a breakdown of our cost of revenues:

	Year Ended December 31,
	2018		2019		2020
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Cost of product sales	128,846	91.9%	242,973	94.4%	242,728	98.5%
Cost of services	11,307	8.1	14,458	5.6	3,572	1.5
Total	140,153	100.0%	257,431	100.0%	246,300	100.0%

Our cost of revenues slightly decreased from US$257.4 million in 2019 to US$246.3 million in 2020, which was primarily attributable to a decrease in cost of services, generally in line with the decrease in our service revenues.

Gross Profit

The following table sets forth our gross profit and gross margin for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	(in thousands of U.S. dollars, except percentages)
Gross profit	58,862	72,049	58,639
Gross margin	29.6%	21.9%	19.2%

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

Operating Expenses

Our operating expenses consist of fulfillment expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses.  The following table sets forth the components of our operating expenses for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	Amount	% of total	Amount	% of total	Amount	% of total
	(in thousands of U.S. dollars, except percentages)
Fulfillment expenses	13,097	25.5%	16,957	25.2%	14,399	19.9%
Sales and marketing expenses	27,462	53.5	40,206	59.6	45,754	63.3
General and administrative expenses	9,069	17.7	8,497	12.6	11,037	15.3
Research and development expenses	1,669	3.3	1,808	2.7	1,105	1.5
Other operating income	—	—	(35)	(0.1)	—	—
Total operating expenses	51,297	100.0%	67,433	100.0%	72,295	100.0%

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

Net Income/(Loss) Attributable to ECMOHO Limited

Our net income attributable to ECMOHO Limited consists of our net income less our net income/(loss) attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders.  Our net income/(loss) attributable to ECMOHO Limited was US$6.1 million, US$2.3 million and US$(13.3) million in 2018, 2019 and 2020, respectively.

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

Value-Added Tax.  Our product sales revenues were subject to value-added tax at a rate ranging from 10% to 17% in 2018.  Since April 1, 2019, our product sales revenues have been subject to value-added tax at a rate ranging from 9% to 13%.  Our services revenues are subject to value-added tax at a rate of 6%.  We are also subject to surcharges on value-added tax payments in accordance with PRC law.  See “Item 4.  Information on the Company—B.  Business Overview—Regulations—Regulations Relating to Taxation—Value-added tax” for details.

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

Product sales

We select, purchase and obtain direct control of the goods from our brand partners and/or their authorized distributors and sells goods directly to end consumers through online stores we operate or to secondary distributors in accordance with distribution agreements.

Revenue is recognized when consumers or secondary distributors physically accept the products after delivery, which is when the control of products is transferred, and is recorded net of return allowances, value-added tax and sales incentives, if any.

A majority of our consumers make online payments through third-party payment platforms when they place orders on our online stores. The funds will not be released to us by these third-party payment platforms until the consumers accept the products on the online platform.

Shipping and handling charges paid by customers are included in net revenues. We typically do not charge shipping fees on orders exceeding a certain sale amount. Shipping and handling costs incurred by us are considered to be fulfillment activities which are presented as part of our operating expenses.

Product sales consignment arrangement

We also enter into arrangement with online platforms, where we retain control over the goods until a sale is made to the end consumer. We consider the arrangement meet the indicators of consignment arrangement under ASC 606-10-55-80, because (i) we do not relinquish control of the products, even though the online platform has physical possession of the goods. The products are considered to be our own inventory until they are sold to the end consumers; (ii) we retain the right to require the return of the goods held with the online platform; (iii) the online platforms have no obligation to pay for the products that are in its physical possession.

Revenue under consignment arrangements is recognized when a sale is made to the end customer and control is transferred to the end customer upon their acceptance in accordance with the sales report provided by the online platforms. Such revenues reflect the consideration paid by end consumers and do not take into account the sales commissions we pay to the relevant online platform, which are recorded as sales and marketing expenses.

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

Consideration from our brand partners is considered to be in exchange for distinct services that we transfer to the brand partner, as (i) services provided to brand partners can be sufficiently separable from our procurement of products from those brand partners, (ii) consideration from the brand partner represents the standalone selling price of such services, and (iii) the fees do not represent reimbursement of costs incurred by us to sell the brand partner’s products.  We account for the service in the same way that it accounts for sales to other customers and revenues generated from these service arrangements are recognized on a gross basis and presented as services revenue on the consolidated statements of operations and comprehensive income/(loss).

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results.  If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method.  Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.  The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.  The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income/(loss) in the period of change.  A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

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

Starting from November 2019 upon completion of our IPO, we are a publicly traded company with observable price in the U.S stock exchange market to determine the fair value and requisite service period.

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

	Year Ended December 31,
	2018		2019		2020
	Amount	% of total net revenues	Amount	% of total net revenues	Amount	% of total net revenues
	(in thousands of U.S. dollars, except percentages)
Net Revenues
Product sales	176,098	88.5%	302,099	91.7%	300,156	98.4%
Services	22,917	11.5	27,381	8.3	4,783	1.6
Total net revenues	199,015	100.0	329,480	100.0	304,939	100.0
Total cost of revenue	(140,153)	(70.4)	(257,431)	(78.1)	(246,300)	(80.8)
Gross profit	58,862	29.6	72,049	21.9	58,639	19.2
Operating expenses:
Fulfillment expenses	(13,097)	(6.6)	(16,957)	(5.1)	(14,398)	(4.7)
Sales and marketing expenses	(27,462)	(13.8)	(40,206)	(12.2)	(45,754)	(15.0)
General and administrative expenses	(9,069)	(4.6)	(8,497)	(2.6)	(11,037)	(3.6)
Research and development expenses	(1,669)	(0.8)	(1,808)	(0.5)	(1,106)	(0.4)
Other operating income	—	—	35	0.0	—	—
Total operating expenses	(51,297)	(25.8)	(67,433)	(20.5)	(72,295)	(23.7)
Operating income/(loss)	7,565	3.8	4,616	1.4	(13,656)	(4.5)
Finance expenses, net	(926)	(0.4)	(2,513)	(0.8)	(2,615)	(0.9)
Foreign exchange gain/(loss), net	(306)	(0.2)	(393)	(0.1)	979	0.3
Other income, net	234	0.1	475	0.1	1,800	0.6
Income/(loss) before income tax expenses	6,567	3.3	2,185	0.7	(13,492)	(4.4)
Income taxes expenses	(417)	(0.2)	(250)	(0.1)	7	0.0
Net income/(loss)	6,150	3.1%	1,935	0.6%	(13,485)	(4.4)%
Net income(loss) attributable to ECMOHO Limited	6,124	3.1%	2,297	0.7%	(13,299)	(4.4)%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues totaled US$304.9 million in 2020, representing a decrease of 7.4% from US$329.5 million in 2019.  The decrease in total net revenues was primarily due to an 82.6% decrease in service revenues from US$27.4 million in 2019 to US$4.8 million in 2020.   Our net revenues generated from product sales remained relatively stable in 2020 as compared to 2019, with a decrease in the sales of mother and child care products from US$131.9 million in 2019 to US$118.7 million in 2020, offset by an increase in the sales of health supplements and food products from US$117.0 million in 2019 and to US$138.3 million in 2020.  The decrease in our net revenues generated from services was mainly due to a slowdown in the growth of our service revenues during our service department restructuring and upgrade process.

Cost of Revenues

Our cost of revenues decreased by 4.3% from US$257.4 million in 2019 to US$246.3 million in 2020.  The decrease was in-line with the decrease of our net revenues, and was mainly driven by a decrease in cost of services from US$14.5 million in 2019 to US$3.6 million in 2020, in line with the decrease in our service revenues.

Gross Profit

As a result of the foregoing, our gross profit declined by 18.6% from US$72.1 million in 2019 to US$58.6 million in 2020.  Our gross margin declined from 21.9% in 2019 to 19.2% in 2020, primarily as a result of (i) lower-margin products, including food and personal care products, representing a larger proportion of our total net revenues, and (ii) the higher contribution of product sales through platforms and distributors that had lower gross margins compared with product sales to consumers.

Operating Expenses

Our total operating expenses increased by 7.2% from US$67.5 million in 2019 to US$72.3 million in 2020. Our operating expenses as a percentage of total net revenues increased from 20.5% in 2019 to 23.7% in 2020.

Fulfillment Expenses.  Our fulfillment expenses decreased by 15.1% from US$17.0 million in 2019 to US$14.4 million in 2020. The decrease was primarily due to a 19.3% decrease in logistic expense as we experienced (i) a decrease in the number of product shipments in line with our decreased revenues in 2020 and (ii) lower unit expenses that we paid to third-party logistics providers. As a percentage of total net revenues, our fulfillment expenses decreased from 5.2% in 2019 to 4.7% in 2020.

Sales and Marketing Expenses.  Our sales and marketing expenses increased by 13.8% from US$40.2 million in 2019 to US$45.8 million in 2020.  The increase was primarily due to (i) a 34.8% increase in advertising costs from US$18.0 million in 2019 to US$24.2 million in 2020 as we launched more promotional events to market our products, and (ii) a 12.8% increase in storefront fees paid to e-commerce platforms from US$4.5 million in 2019 to US$5.1 million in 2020 in line with the growth of our sales revenues on these platforms. As a percentage of total net revenues, our sales and marketing expenses increased from 12.2% in 2019 to 15.0% in 2020.

General and Administrative Expenses.  Our general and administrative expenses increased by 29.9% from US$8.5 million in 2019 to US$11.0 million in 2020. The increase was primarily due to (i) a significant increase in professional service fees from US$2.6 million in 2019 to US$5.7 million in 2020 in relation to our consulting, audit and legal service expenses and (ii) insurance expense of US$0.9 million in 2020 as we purchased liability insurances for our directors and officers, offset by an 82.3% decrease in share-based compensation from US$1.2 million in 2019 to US$0.2 million in 2020, as an increasing amount of the vesting value of our employees’ restricted shares unit was amortized in 2019 as compared to 2020. As a percentage of total net revenues, our general and administrative expenses increased from 2.6% in 2019 to 3.6% in 2020.

Research and Development Expenses.  Our research and development expenses decreased by 38.9% from US$1.8 million in 2019 to US$1.0 million in 2020.  The decrease was primarily due to a 41.1% decrease in employee wages and benefits for our research and development personnel from US$1.7 million in 2019 to US$1.1 million in 2020 as we cut down our spending on research and development projects due to the COVID-19 in 2020.  As a percentage of total net revenues, our research and development expenses decreased from 0.5% in 2019 to 0.4% in 2020.

Other Operating Income.  We recorded nil in other operating income in 2020.

Operating Income/(Loss)

As a result of the foregoing, we recorded operating loss of US$13.7 million in 2020 as compared to operating income of US$4.6 million in 2019.

Our operating margin, defined as our operating income/(loss) divided by our total net revenues, decreased from 1.4% in 2019 to (4.5)% in 2020.  The decrease in our operating margin was primarily due to the decrease in gross profit and an increase in operating expenses as a percentage of total net revenues.

Finance Expenses, Net

Our finance expenses slightly increased from US$2.5 million in 2019 to US$2.6 million in 2020 primarily due to an increase in our interest expenses.  We incurred higher interest expenses in 2020 due to increased loans we borrowed from financial institutions in 2020.  Our outstanding loans were repaid as of December 31, 2020, leading to lower loan balance as of December 31, 2020 than that as of December 31, 2019.

Foreign Exchange Gains/(Loss), Net

We recorded foreign exchange gain of US$1.0 million in 2020, as compared to foreign exchange losses of US$0.4 million in 2019, due to appreciation of RMB against U.S. dollar when paying our vendors in U.S. dollar in 2020 as opposed to depreciation of RMB against U.S. dollar in 2019.

Other Income, Net

Our other income increased significantly to US$1.8 million in 2020, to US$475.2 thousand in 2019.  The increase was primarily due to government grants of US$1.8 million that we received in connection with our successful listing in the U.S.

Income Tax (Expenses)/Benefits

We recorded income tax benefits of US$6.5 thousand in 2020 as compared to income tax expenses of US$250.0 thousand in 2019, primarily due to a decrease in the profits recorded by our subsidiaries.

Net Income/(Loss)

As a result of the foregoing, we recorded net loss of US$13.5 million in 2020 as compared to net income of US$1.9 million in 2019.

Net Income/(Loss) attributable to ECMOHO Limited

We recorded net loss attributable to ECMOHO Limited of US$13.3 million in 2020 as compared to net income attributable to ECMOHO Limited of US$2.3 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues totaled US$329.5 million in 2019, representing an increase of 65.6% from US$199.0 million in 2018.  The increase in total net revenues was primarily due to a 71.6% increase in product sales revenues from US$176.1 million in 2018 to US$302.1 million in 2019 and, to a lesser extent, a 19.7% increase in services revenues from US$22.9 million in 2018 to US$27.4 million in 2019.  The increase in product sales revenues was mainly due to the high growth in the sales of products from brand partners as of December 31, 2018, which increased by 73.7% from US$163.6 million in 2018 to US$284.2 million in 2019.  The increase in services revenue was mainly attributable to the growth in services we provided to brand partners.

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

B.  Liquidity and Capital Resources

We have financed our operations primarily through proceeds from share issuance and short-term bank borrowings.  As of December 31, 2020, we had cash and cash equivalents of US$45.3 million, short-term borrowings of US$16.9 million and total working capital of US$69.3 million.  As of December 31, 2020, 8.9% of our cash and cash equivalents was held in PRC, including US$5.5 thousand held by our variable interest entity.  For details of the restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—A.  Operating Results—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(in thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	(40,756)	(14,189)	21,601
Net cash used in investing activities	(1,748)	(813)	(6,644)
Net cash provided by/(used in) financing activities	44,036	54,337	(22,786)
Cash, cash equivalents and restricted cash at beginning of the year	10,689	12,965	51,099
Cash, cash equivalents and restricted cash at end of the year	12,965	51,099	45,284

In October 2018, we obtained a revolving loan facility in an aggregate principal amount not exceeding US$25.0 million from Taipei Fubon Commercial Bank Co. Ltd., Hong Kong Branch. As of December 31, 2020, we had US$2.2 million borrowings outstanding from this revolving loan facility. In October 2018, we obtained a revolving loan facility in an aggregate principal amount not exceeding US$4.0 million from The Hong Kong and Shanghai Banking Corporation Limited.  As of December 31, 2020, we had paid off the full outstanding amount under this revolving loan facility.

In 2020, we had loans proceeds of US$105.0 million from banks and third-party borrowings and made repayments of borrowings of US$122.7 million.

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

Operating Activities

Net cash provided by operating activities in 2020 was US$21.6 million, which reflects our net loss of US$13.5 million, as adjusted for the effects of the changes in operating assets and liabilities, and non-cash items.  In 2020, the principal items accounting for changes in operating assets and liabilities were (i) a decrease of US$15.2 million in inventories as a result of better inventory management, (ii) a decrease of US$13.1 million in prepayments and other current assets as we realized more of prepayments and current assets, (iii) a decrease of US$10.0 million in our accounts receivable primarily due to the collection of outstanding balances, (iv) an increase of US$0.4 million in tax payable, and (v) an increase of US$0.2 million in salary and welfare payable, partially offset by (i) a decrease of US$2.4 million in accounts payable primarily due to the better management of our business, (ii) a decrease of US$1.9 million in operating lease liabilities as we paid off our lease payment regularly, (iii) a decrease of US$1.7 million in accrued liabilities and other current liabilities, (iv) a decrease of US$0.7 million in amounts due to related parties, and (v) a decrease of US$0.3 million in advance from customers. Adjustment for non-cash items primarily consisted of (i) amortization of right-of-use asset and interest of lease liabilities of US$1.5 million, (ii) depreciation and amortization expense of US$0.8 million, (iii) inventory write-down of US$0.5 million and (iv) share-based compensation of US$0.5 million.

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

Investing Activities

Net cash used in investing activities in 2020 was US$6.6 million, primarily consisting of (i) US$5.9 million incurred in purchases of long-term investments, (ii) US$0.6 million for loan to long-term investments investee, (iii) releases of US$0.6 million cash held at disposal entities, (iv) US$0.1 million in payments for software procurement, and (v) US$0.1 million in purchases of property and equipment, partially offset by, (i) proceeds from sale of equity interests in subsidiaries of US$0.7 million and (ii) proceeds from disposal of property and equipment of US$0.1 million.

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

Financing Activities

Net cash used in financing activities in 2020 was US$22.8 million, primarily consisting of (i) repayments of borrowings of US$122.7 million, (ii) repayment of advances to related parties of US$5.2 million, (iii) cash payments of US$3.1 million for acquisition of redeemable non-controlling interests , and (iv) repayment of borrowings from related parties of US$0.6 million, partially offset by (i) proceeds from borrowings of US$105.0 million, and (ii) proceeds from advances from related parties of US$3.4 million.

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

For details of our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 27 to our consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

We made capital expenditures of US$1.6 million, US$813.0 thousand and US$260.0 thousand in 2018, 2019 and 2020, respectively, primarily in relation to purchases of office and warehouse equipment, leasehold improvement and software.

C.  Research and Development, Patents and Licenses

See “Item 4. Information on the Company—B. Business Overview” for the information required by this item.

D.  Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, and in particular other than the impact of the COVID-19 pandemic, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020, that are reasonably likely to have a material and adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information to not necessarily be indicative of future results of operations or financial conditions.

E.  Off-balance Sheet Arrangements

None.

F.  Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as of December 31, 2020:

	Payments Due by Period
	2021	2022	2023	2024	2025	Total
	(in thousands of U.S. dollars)
Operating lease obligations	513.1	555.1	602.9	617.2	336.6	2,624.9

Our operating lease commitments relate to our corporate offices and warehouses.

Other than the above, we did not have any significant purchase commitments, capital commitments or other long-term liabilities as of December 31, 2020.

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.Directors, Senior Management and Employees

A.  Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers.

Name*	Age	Position
Zoe Wang	41	Co-Founder, Chairman & Chief Executive Officer, Director
Leo Zeng	45	Co-Founder, Chief Operating Officer & Acting Chief Financial Officer, Director
Greg Ye	52	Independent Director
Daniel Wang	34	General Manager – New Business, Director
Grace Fu	40	Independent Director

_____________________

*Dr. Rachel Sang ceased to be our director on April 27, 2021.

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

Leo Zeng currently serves as our Chief Operating Officer and Acting Chief Financial Officer.  Mr. Zeng has extensive experience in sales and marketing over 16 years in multiple industries.  Mr. Zeng also has broad managerial skills, gained from his time as a co-founder and general manager of Hydrotech Marine & Offshore Technology Co. Ltd.  Mr. Zeng holds a bachelor of marine engineering management degree from Dalian Maritime University, and a master of business administration degree from Fudan University.  Mr. Zeng is the spouse of Ms. Zoe Wang and the brother-in-law of Mr. Daniel Wang.

Greg Ye currently serves as an Independent Director on our board of directors  Mr. Ye brings 20 years of experience in private equity, executive management, start-up and consulting to our board of directors, and is one of the founders and the managing partner of Delta Capital, a position he has held since 2010.  Mr. Ye also previously held managerial or executive roles at Shanghai New Margin Ventures Co. Ltd, Cadence Design Systems, Inc. and PricewaterhouseCoopers.  Mr. Ye holds a bachelor degree in electrical engineering and industrial engineering from Shanghai Jiaotong University, a master of accounting degree from Missouri State University and a master of business administration degree from Harvard Business School.  In addition, Mr. Ye is a U.S. Certified Public Accountant and Certified Management Accountant.

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

Grace Fu currently serves as an Independent Director on our board of directors.  Ms. Fu has extensive experience in investment and management.  Ms. Fu is currently a vice president at CID Group Ltd. and a deputy dean of the CID Research Institute.  Prior to joining CID Group Ltd., Ms. Fu served as an investment manager at The Omni-Power Co., Ltd.  Ms. Fu holds a bachelor degree in architecture from Shanghai Jiaotong University, a master degree in architectural design and theory from Shanghai Jiaotong University, and an EMBA degree from Antai College of Economics and Management at Shanghai Jiaotong University.

B.  Compensation

In 2020, the aggregate cash compensation to our executive officers and directors was RMB2.3 million (US$0.4 million).  Each of the officers and directors is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.  Our PRC subsidiaries and VIE are required by law to make contributions in amounts equal to certain percentages of each employee’s salary, including bonuses and allowances, for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the 2018 Plan, a total of 11,386,410 Class A Ordinary Shares were initially reserved for issuance.  As of April 15, 2021, restricted share units representing a total of 9,496,934 Class A Ordinary Shares were issued to our officers and employees and remain outstanding under the 2018 Plan.

The following table summarizes, as of April 15, 2021, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under our 2018 Plan.

Name	Class A Ordinary Shares Underlying Restricted Share Units Granted	Date of Grant
Zoe Wang	—	—
Leo Zeng	—	—
Greg Ye	—	—
Rachel Sang*	—	—
Daniel Wang	1,671,814	October 1, 2020-January 1, 2021
Grace Fu	—	—
Other individuals as a group	7,825,120	September 30, 2018-March 30, 2021
Total	9,496,934

__________

*	Dr. Rachel Sang ceased to be our director on April 27, 2021.

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

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee.  As a foreign private issuer, we are permitted under the Nasdaq Stock Market Rules to follow home country corporate governance practices.  We rely on these exemptions provided by the Nasdaq Stock Market Rules to foreign private issuers.  For example, we do not (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have an audit committee be composed of at least three members.

We have adopted a charter for each of the three committees.  Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Greg Ye, who is also the Chair, and Ms. Grace Fu.  Both Mr. Ye and Ms. Fu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended.

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

Compensation Committee.  Our compensation committee consists of Ms. Zoe Wang, who also acts as the Chair of the committee, Mr. Leo Zeng and Ms. Grace Fu.  Ms. Fu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.  The compensation committee assists the board in reviewing and approving the company’s compensation and employee benefit plans and practices, including its executive compensation plans.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation for our executive officers;

•	reviewing the compensation of our non-employee directors; and

•	periodically reviewing and approving any general compensation and employee benefit plans, and making recommendation to the board as necessary.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Ms. Grace Fu, who also acts as the Chair of the committee, Mr. Greg Ye, Ms. Zoe Wang and Mr. Leo Zeng.  Both Ms. Fu and Mr. Ye satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.  The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The nominating and corporate governance committee is responsible for, among other things:

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

D.  Employees

We had a total of 651, 677 and 455 full-time employees as of December 31, 2018, 2019 and 2020, respectively.  Substantially all of our full-time employees are based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2020:

Function	Number
Fulfillment	55
Sales and marketing	308
General and administrative	44
Research and development	48
Total	455

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

E.  Share Ownership

The following table sets forth information as of April 15, 2021 with respect to the beneficial ownership of our ordinary shares by (i) each of our directors and officers and (ii) each person known to us to own beneficially 5.0% or more of our ordinary shares in each class.  The total number of ordinary shares outstanding as of April 15, 2021 is 144,717,499, comprising 73,361,883 Class A ordinary shares and 71,355,616 Class B ordinary shares but excludes ordinary shares issuable upon the exercise of outstanding share options, vested but not yet issued restricted shares and ordinary shares reserved for future issuance under our share incentive plans.

	Class A ordinary shares		Class B ordinary shares		% of	% of
	Number	%*	Number	%**	Aggregate Voting Power ***	Aggregate Voting Power ****
Directors and Executive Officers:†
Zoe Wang(1)	638,106	0.9	37,575,200	52.7	47.8	26.4
Leo Zeng(2)	—	—	33,780,416	47.3	42.9	23.3
Richard Wei	—	—	—	—	—	—
Greg Ye	—	—	—	—	—	—
Rachel Sang††	—	—	—	—	—	—
Daniel Wang	1,671,814	2.3	—	—	0.2	1.2
Ms. Grace Fu	—	—	—	—	—	—
All our Directors and Executive Officers as a group	2,309,920	3.2	71,355,616	100.0	90.9	50.9
Principal Shareholders:
Zoe Wang(1)	638,106	0.9	37,575,200	52.7	47.8	26.4
Leo Zeng(2)			33,780,416	47.3	42.9	23.3
STCH Investment Inc.(3)	7,497,767	10.2	—	—	1.0	5.2
CID Greater China Fund V, L.P.(4)	6,182,800	8.4	—	—	0.8	4.3
Smart Warrior Limited(5)	5,693,200	7.8	—	—	0.7	3.9
Tim One Int’l Limited(6)	4,594,784	6.3	—	—	0.6	3.2

Notes:

†	Except as otherwise indicated below, the business address of our directors and executive officers is 3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai, China.

††	Dr. Rachel Sang ceased to be our director on April 27, 2021.

*

For each person or group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group by the sum of the total number of Class A ordinary shares outstanding as of April 15, 2021, being 73,361,883.

**

For each person or group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class B ordinary shares outstanding as of April 15, 2021, being 71,355,616.

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

(2)

Represents 33,780,416 Class B ordinary shares held by Uhealth Limited, a British Virgin Islands company wholly owned by Leo Zeng.  9,393,800 Class B ordinary shares held by Uhealth Limited have been pledged to Taipei Fubon Commercial Bank Co., Ltd., Hong Kong Branch to secure a commercial loan for the benefit of our company.  The registered office address of Uhealth Limited is c/o Sertus Incorporations (BVI) Limited Sertus Chambers, P.O.  Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

A.  Major Shareholders

See “Item 6.  Directors, Senior Management and Employees—E.  Share Ownership.”

To our knowledge, as of April 15, 2021, a total of 54,605,596 Class A ordinary shares, representing approximately 74.4% of our total outstanding Class A ordinary shares, were held by one recorded shareholder in the United States, which is Citibank, N.A., the depositary of our ADS program.  The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.  Related Party Transactions

	As of December 31,
	2018	2019	2020
	US$	US$	US$
Balance amount with related parties
Subscription receivables due from co-founders for reorganization purpose	9,261,300	—	—
Payables due to related parties	(6,756,620)	(5,511,642)	(708)
Payables due to shareholders of ECMOHO Shanghai for reorganization purpose	(4,261,580)	—	—
Borrowings from and interests due to related parties	(6,405,000)	(10,721,819)	(9,400,000)

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Transaction with related parties
Repayment of advances to related parties	(2,474,371)	(10,593,662)	(5,214,261)
Proceeds of advances from related parties	8,964,847	9,436,151	3,409,587
Proceeds of borrowings from related parties	3,000,000	6,000,000	10,000,000
Repayment of borrowings from related parties	—	(2,000,000)	(10,600,000)
Reimbursement to related parties	201,907	331,956	292,736
Acquisition of equity interests of ECMOHO Shanghai for Reorganization purpose	(18,737,426)	—	—
Subscription fees from the Founders of ECMOHO Shanghai for Reorganization purpose	15,261,676	—	—
Proceeds from sale of equity interests in subsidiaries	—	—	710,392
Sale consideration from sale of equity interests in a subsidiary offset with amounts due to related parties	—	—	652,401
Gain from sale of equity interests in subsidiaries to related parties recognized to additional paid-in capital	—	—	1,950,871

Transactions with our co-founders

We have drawn down interest free advances from our co-founders and certain of their affiliates to fund our working capital from time to time, which amounted to US$9.0 million, US$9.4 million and US$3.4million in 2018, 2019 and 2020, respectively.  As of December 31, 2018, 2019 and 2020, payables due to these related parties amounted to US$6.8 million, US$5.5 million and US$708, respectively.  As of the date of this annual report on Form 20-F, payables due to these related parties amount to US$9.4 million.

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

Transactions with Techlong International Investments Limited

In September and October 2017, we entered into loan agreements with the principal amounts of US$1.5 million and US$1.5 million from Techlong International Investments Limited, a company under the common control with CID Greater China Fund V, L.P., for business development and general corporate purposes.  The loan agreement provides with an interest rate of 6% per annum and shall be repaid upon the borrower’s request.

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

In May 2020, we entered into supplementary loan agreements with Techlong International Investments Limited, pursuant to which Techlong International Investments Limited agreed to, with respect to their existing loans to us, waive certain interests thereon and adjust the repayment schedule.  In addition, Mr. Zeng has agreed to enter into certain share charges with Techlong International Investments Limited in respect of 4,000,000 Class B ordinary shares to guarantee our payment obligations under our loan agreements with Techlong International Investments Limited. In February 2021, we entered into a supplementary loan agreement with Techlong International Investments Limited, pursuant to which the borrower agreed to, with respect to its existing loans to us, extend to us an additional principal amount of US$1.0 million to be due on May 31, 2021 with an annual interest rate of 8.0%.

As of the date of this annual report on Form 20-F, the aggregate principal and interest outstanding under the aforementioned loan agreements with Techlong International Investments Limited is US$7.4 million.

Transaction with Delta Capital Growth Fund II, L.P.

In December 2019, we entered into a loan agreement with Delta Capital Growth Fund II, L.P with an aggregate principal amount of US$2.0 million for general corporate purposes.  The loan agreement provides for an interest rate of 10% per annum.  The amount outstanding under this agreement was repaid in February 2020.

Divestment of equity interest in Xianggui Shanghai and deconsolidation of Yang Infinity

On April 27, 2020, we entered into a share transfer agreement with Shanghai Xianggui Health Management Co., Ltd., or Xianggui Health Management, an entity jointly owned by our co-founders Ms. Wang and Mr. Zeng, pursuant to which we transferred all of the equity interests we held in Xianggui Shanghai, representing 60% of its total outstanding share capital, to Xianggui Health Management, for a consideration of RMB3.4 million (US$521,000).  The consideration was calculated based on the fair value of the net assets of Xianggui Shanghai.  We received the full amount in 2020. On April 27, 2020, Ms. Wang and Mr. Zeng entered into a share transfer agreement with Xianggui Health Management, pursuant to which Ms. Wang and Mr. Zeng transferred 100% of the equity interests in Yang Infinity, an entity controlled by Xianggui Shanghai through contractual arrangements, to Xianggui Health Management at nil consideration.

Our decision to disinvest Xianggui Shang is to restructure its operating entities and improve its operating results in the e-commerce health and wellness industry. We evaluated and determined that the divestment of Xianggui Shanghai did not constitute a strategic shift that has had or will have a material effect on our business operations and financial results. Therefore, the results of operations relating to Yang Infinity and Xianggui Shanghai were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Xianggui Health Management and we are under the common control of Ms. Wang and Mr. Zeng. The difference between any proceeds and the carrying amounts of the net assets transferred was recognized in our additional paid-in capital as opposed to a gain. For the year ended December 31, 2020, we recognized approximately US$200,322 in gain on divestment of Xianggui Shanghai and deconsolidation of Yang Infinity, which was recorded as an additional paid-in capital, resulting from the 60% of net assets of Xianggui Shanghai and Yang Infinity of US$285,455, and the total consideration of US$480,885 with exchange rate effect of US$4,892.

Divestment of equity interest in Shanghai Jieshi and Shanghai Hengshoutang

On July 9, 2020, Yijiasancan (Shanghai) E-commerce Co., Ltd., or Yijiasancan Shanghai, our wholly owned subsidiary, entered into a share transfer agreement with Shanghai Xianggui Health Technology Co. Ltd., or Xianggui Health Technology. Pursuant to the agreement, Yijiasancan Shanghai transferred 100% equity interests in Shanghai Jieshi Technology Co., Ltd., or Shanghai Jieshi , our wholly owned subsidiary, to Xianggui Health Technology for a consideration of RMB1.0 million (approximately US$0.2 million), which was based on the fair value of the net assets of Shanghai Jieshi. We received the full amount in 2020.

On October 28, 2020, Yijiasancan Shanghai entered into share transfer agreement with Xianggui Health Technology.  Pursuant to the agreement, Yijiasancan Shanghai transferred 70% of the equity interests in Shanghai Hengshoutang Health Technology Co., Ltd., or Shanghai Hengshoutang, to Xianggui Health Technology for a consideration of RMB5.0 million (US$0.8 million), which was based on the fair value of the net assets of Shanghai Hengshoutang.  We received approximately US$77,000 of the consideration in 2020, while the remaining US$0.7 million was net against payables to Ms. Wang and Mr. Zeng during the year ended December 31, 2020.

Our decision to divest Shanghai Jieshi and Shanghai Hengshoutang is to improve their operating results in the e-commerce health and wellness industry. We evaluated and determined that the divestment did not constitute a strategic shift that has had or will have a material effect on our business operations and financial results. Therefore, the results of operations relating to Shanghai Jieshi and Shanghai Hengshoutang were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Xianggui Health Technology and we are under the common control of Ms. Wang and Mr. Zeng. The difference between any proceeds and the carrying amounts of the net assets transferred is recognized in our additional paid-in capital as opposed to a gain. For the year ended December 31, 2020, we recognized approximately US$1.4 million in gain on disposal of Shanghai Jieshi, which was recorded as an additional paid-in capital, resulted from the net deficiency of Shanghai Jieshi of US$1.2 million, and the total consideration of US$142,684 with exchange rate effect of US$22,313.  For the year ended December 31, 2020, we recognized approximately US$340,445 in gain on disposal of Shanghai Hengshoutang, which was recorded as an additional paid-in capital, resulted from the 70% of net assets of Shanghai Hengshoutang of US$411,138, and the total consideration of US$744,103 with exchange rate effect of US$7,480.

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

Contractual Agreements with Respect to our VIE

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entity” for a description of the contractual arrangements between our PRC subsidiary Shanghai ECMOHO and our VIE.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation—Employment Agreements and Indemnification Agreements.”

C.  Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.  Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in “Item 4.  Information on the Company—B.  Business Overview—Legal Proceedings.”

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

See “—Offer and Listing Details” above.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We are a Cayman Islands incorporated exempted company with limited liability and our affairs are governed by our third amended and restated memorandum and articles of association and the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands.  Our registered office in the Cayman Islands is located at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

We incorporate by reference into this annual report on Form 20-F our Third Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-233951) filed with the SEC on November 7, 2019.

The following are summaries of material provisions of our Third Amended and Restated Memorandum and Articles of Association and of the Companies Act as they related to the material terms of our ordinary shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting.  A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting.  Our Third Amended and Restated Memorandum and Articles of Association provide that a special resolution shall be required to approve any amendments to any provisions of our post-offering amended and restated articles of association.  Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our Third Amended and Restated Memorandum and Articles of Association.

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings.  Our Third Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) hold a general meeting of the company, and the general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.  However, these rights may be provided in a company’s articles of association.  Our Third Amended and Restated Memorandum and Articles of Association provide that upon the requisition of shareholders representing in aggregate not less than 10% of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

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

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors.  Our company may also repurchase any of our shares on such terms and in such manner as have been agreed by our board of directors and our shareholders.  Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business.  In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation.  In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company.  We are an exempted company with limited liability under the Companies Act.  The Companies Act distinguishes between ordinary resident companies and exempted companies.  Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company.  The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

See “Item 6.  Directors, Senior Management and Employees — C. Board practices—Board of Directors” for additional information required by this item.

Differences in Corporate Law

The Companies Act is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.  For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.  In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.  The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette.  Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act.  The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose.  The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.  While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer.  When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer.  An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.  However, these rights may be provided in a company’s articles of association.  Our Third Amended and Restated Memorandum and Articles of Association allow our shareholders holding in aggregate not less than one-tenth of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting.  Other than this right to requisition a shareholders’ meeting, our Third Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.  As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members.  The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.  Under the Companies Act, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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

D.  Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.  See “Item 4.  Information on the Company—B.  Business Overview—Regulations⸻Regulations Relating to Foreign Exchange.”

E.  Taxation

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs.  It is based upon laws and relevant interpretations thereof as of December 31, 2020, all of which are subject to change, possibly with retroactive effect.  This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.  Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the ADSs.  To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel.  To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.

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

If the PRC tax authorities determine that ECMOHO Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs.  In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a

10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China.  It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise.  If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty.  However, it is also unclear whether non-PRC shareholders of ECMOHO Limited would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that ECMOHO Limited is treated as a PRC resident enterprise.  See “Item 3.  Key Information—D.  Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

U.S. Federal Income Taxation

This section describes the material U.S. federal income tax consequences of owning ordinary shares and ADSs.  It applies to you only if you are a U.S. holder (as defined below) and you hold your ordinary shares or ADSs as capital assets for tax purposes.  This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, and your U.S. federal income tax consequences may be different than those described below if you are a member of a special class of holders subject to special rules, including:

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

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.  Partnerships holding ordinary shares or ADSs and their partners should consult their tax advisors with regard to the U.S. federal income tax treatment of an investment in the ordinary shares or ADSs.

You are a U.S. holder if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the U.S. federal, state and local tax consequences of owning and disposing of ordinary shares or ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs.  Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

The tax treatment of your ordinary shares or ADSs will depend in part on whether or not we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Except as discussed below under “—PFIC Rules,” this discussion assumes that we are not a PFIC for U.S. federal income tax purposes.

Distributions.  Under the U.S. federal income tax laws, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to U.S. federal income taxation.  If you are a noncorporate U.S. holder, dividends paid that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.  Our ADSs are listed on the Nasdaq Global Market, and we therefore expect that dividends we pay with respect to the ADSs will be qualified dividend income.  It is unclear whether dividends paid with respect to our ordinary shares will be qualified dividend income.

The dividend is taxable to you when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain.  However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles.  Accordingly, you should expect to generally treat distributions we make as dividends.

In the event that we were deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares or ADSs.  See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, you must include any PRC tax withheld even though you do not in fact receive it.  Subject to certain conditions and limitations, PRC withholding taxes on dividends, to the extent of the portion of the tax that could not be reduced or refunded under the Treaty or otherwise, would be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  Special rules would apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates.  For purposes of calculating the foreign tax credit limitation, dividends will generally be income from sources outside the United States and will generally be “passive” income.  The rules governing the foreign tax credit are complex.  You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Disposition of ADSs or Ordinary Shares.  If you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs.  Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.  However, if we were treated as a PRC resident enterprise for Enterprise Income Tax Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty.  If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.  You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty.  Because the determination of whether you qualify for the benefits of the Treaty is fact-intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty.  You are also urged to consult your tax advisor regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Foreign Exchange Risk

A portion of our total net revenues and expenses are denominated in Renminbi.  Renminbi are not freely convertible into foreign currencies, including U.S. dollars.  Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and short-term borrowings denominated in Renminbi.  We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.  Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs is affected by the exchange rate between U.S. dollar and Renminbi because the earnings of our PRC subsidiaries and VIE are denominated in Renminbi, while our ADSs are traded in U.S. dollars.

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

As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents amounting to US$4.0 million at the exchange rate of RMB6.5249 for US$1.00 as published by the People’s Bank of China on the same date.  If Renminbi had depreciated by 10% against the U.S. dollar, our cash and cash equivalents would have decreased by US$367.5 thousand.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on our short-term borrowings.  As of December 31, 2020, we had short-term borrowings of US$16.9 million, of which 55.5% were denominated in U.S. dollars and 44.5% in Renminbi.  The interest rates of our U.S. dollar-denominated short-term borrowings are pegged to the three-month LIBOR, and the interest rates of our Renminbi-denominated short-term borrowings are pegged to the loan prime rate published by the People’s Bank of China.  These short-term borrowings carry a degree of interest rate risk.  We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.  However, our future interest expenses may increase due to changes in market interest rates.  As of December 31, 2020, our short-term borrowings had a weighted average interest rate of 7.4% per annum.

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

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements that are relevant to us, see Note 2(ak) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

Fees and Other Payments Made by the Depositary to us

In 2020, we did not receive any payments from the depositary for standard out-of-pocket maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of U.S. GAAP accounts, legal and accounting fees associated with listing on the Nasdaq Global Market, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-233951), in relation to our initial public offering of 4,675,000 ADSs (including 300,000 ADSs sold upon the exercise of the underwriters’ over-allotment option) representing 18,700,000 Class A ordinary shares, at an initial offering price of US$10.00 per ADS.  Our initial public offering was closed in November 2019.  UBS Securities LLC, China International Capital Corporation Hong Kong Securities Limited and AMTD Global Markets Limited were the joint book-running managers for our initial public offering.

The registration statement on Form F-1 was declared effective by the SEC on November 7, 2019.  For the period from the effective date of the registration statement on Form F-1 to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$11.7 million, which included US$7.9 million in underwriting discounts and commissions for the initial public offering and approximately US$3.8 million in other costs and expenses for our initial public offering.  We received net proceeds of approximately US$35.0 million from our initial public offering.  None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.  None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2020, the net proceeds received from our initial public offering were mainly kept as bank deposits.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective.  We have started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation report.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our former independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting as of December 31, 2019. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2018, relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

We have started to undertake steps to strengthen our internal control over financial reporting, including: (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (ii)  establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements; and (iii) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.  We also plan to hire more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function.  However, such measures have not been fully implemented, and we concluded that the material weakness in our internal control over financial reporting had not been fully remediated as of December 31, 2020.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2020, pursuant to new information technology methodology, we and our independent registered public accounting firm identified one additional material weakness in our internal control over financial reporting as of December 31, 2020, relating to the information technology general control, in the areas of system security, and access and separation of duties.  Following the identification of the material weakness, we plan to take measures to remedy our information technology general control, including to allocate the responsibility of managing the administrative accounts separately among different personnel to avoid one person having all the administrative authority at the same time.

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

Item 16	RESERVED
Item 16A.	Audit Committee Financial Expert

The board has determined that Mr. Greg Ye, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.  For detailed biographical information on Mr. Ye, see “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.”  Mr. Ye satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended.

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

The following table sets forth the aggregate fees, by categories, in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Friedman LLP, our independent public accountants for the years indicated.  We did not pay any other fees to our auditors during the years indicated below.

	Year Ended December 31,
	2020	2019
	(in thousands of U.S. dollars)
Audit Fees(1)	851	1,515
Audit-Related Fees	—	—
Tax Fees(2)	—	22
All Other Fees	—	—
Total	851	1,537

Notes:

(1)

“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements, and fees for assurance services rendered in connection with our initial public offering in 2019. We paid or accrued expenses of US$360,613 for the fiscal years ended December 31, 2020 related to our predecessor auditor.

(2)	“Tax Fees” represents the aggregate fees for professional services rendered by our principal auditors for tax advisory.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.  All of the services of Friedman LLP described above were in accordance with the audit committee pre-approval policy.

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

On October 23, 2020, PricewaterhouseCoopers Zhong Tian LLP, or PwC, was dismissed as our independent registered public accounting firm. Effective from the same date, we appointed Friedman LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2020. The change of auditor was approved by our board of directors and audit committee.

PwC’s report on our consolidated financial statements as of and for the years ended December 31, 2018 and 2019 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 2018 and 2019 and subsequent interim period through October 23, 2020, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the two fiscal years ended December 31, 2019.

During the fiscal years ended December 31, 2018 and 2019 and subsequent interim period through October 23, 2020, there were no “reportable events,” as defined in Item 16F (a)(1)(v) of Form 20-F, other than the material weakness reported by management in Item 15 of our annual report on Form 20-F filed with the SEC on June 12, 2020.  The material weakness relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

During the fiscal years ended December 31, 2018 and 2019 and subsequent interim period through October 23, 2020, neither we nor anyone on our behalf consulted with Friedman LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has Friedman LLP provided to us a written report or oral advice that Friedman LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Friedman LLP as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree.  A copy of PwC’s letter dated April 30, 2021 is attached herewith as Exhibit 16.1.

Item 16G.Corporate Governance

As a Cayman Islands exempted company with limited liability listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules for corporate governance listing standards.  However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Stock Market Rules and we are permitted to follow home country practice in respect of certain corporate governance matters.  As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the Nasdaq Global Market.  For example, we do not (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have an audit committee be composed of at least three members.  Other than those described above, there are no other significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq Stock Market Rules.  We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.  See “Item 3. Key Information— D. Risk Factors—Risks Related to Our ADSs—As a foreign private issuer, we are permitted to, and we will continue to, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers.  This may afford less protection to holders of our Class A ordinary shares and holders of the ADSs than they would enjoy if we were a domestic U.S. company.”

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. Our co-founders, Ms. Zoe Wang, who serves as our Chairman and Chief Executive Officer, and Mr. Leo Zeng, who serves as our Chief Operating Officer and Acting Chief Financial Officer, collectively hold 90.8% of the total voting rights in our company as of April 15, 2021, and we are, and expect to continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules.  We currently rely on the exemptions with respect to (i) the requirement that a majority of the board of directors consist of independent directors, and (ii) the requirement that the compensation committee and the nominating and corporate governance committee consist entirely of independent directors.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a “controlled company” within the meaning of the Nasdaq corporate governance requirements, which may result in public investors having less protection than they would if we were not a controlled company.” Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters, as described above.

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
1.1

Third Amended and Restated Memorandum of Association and Articles of Association (incorporated by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

2.3

Deposit Agreement, among the Registrant, Citibank, N.A., as the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 99.(A) to the registration statement on Form F-6 (File No. 333-234148), as amended, initially filed with the SEC on October 10, 2019)

2.4

Description of securities registered under Section 12 of the Securities Exchange Act, as amended (incorporated by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.1

English translation of the Exclusive Technology Consulting and Service Agreement between ECMOHO Limited and  Shanghai Yibo Medical Equipment Co., Ltd., dated November 28, 2018 (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.2

English translation of the Equity Pledge Agreement among Shanghai ECMOHO Health Biotechnology Co., Ltd.,  Shanghai Yibo Medical Equipment Co., Ltd., and the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28,  2018 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.3

English translation of the Exclusive Call Option Agreement among Shanghai ECMOHO Health Biotechnology Co., Ltd.,  Shanghai Yibo Medical Equipment Co., Ltd. and the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28,  2018 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.4

English translation of the Powers of Attorney by the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated  November 28, 2018 (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.5

English translation of the Confirmation Letters from the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28, 2018 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.6

English translation of the Spousal Consent Letters from the respective spouses of the shareholders of Shanghai Yibo Medical Equipment Co., Ltd., dated November 28, 2018 (incorporated by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.7

Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health  Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.8

Joinder Agreement by STCH Investment Inc., dated August 2, 2018, to the Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.9

Joinder Agreement by Tim One International Limited, dated August  23, 2018, to the Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.10

Joinder Agreement by Voyager Advisors Limited, dated September  6, 2018, to the Preferred Share Purchase Agreement by and among ECMOHO Limited, ECMOHO (Hong Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co. Ltd., Zoe Wang, Leo Zeng and Delta Capital Fund II, L.P and Shua-Lien Li, dated August 2, 2018 (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.11

Share Subscription Agreement by and among ECMOHO Limited, CID Greater China Fund V, L.P., STCH Investments Inc., Smart Warrior Limited and Canarywharf Capital Limited, dated August 7, 2018 (incorporated by reference to Exhibit 10.17 to the registration statement on Form F-1 (File no. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.12

Investors Rights Agreement by and among ECMOHO Limited, Behealth Limited, Uhealth Limited, ECMOHO (Hong  Kong) Health Technology Limited, Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang, Leo Zeng and each of the Investors Listed in Exhibit A thereto, dated August 7, 2018 (incorporated by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019

4.13

ECMOHO 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.14

English translation of the Equity Transfer Agreement between ECMOHO (Hong Kong) Health Technology Limited and the shareholders of Shanghai ECMOHO Health Biotechnology Co. Ltd., dated July 26, 2018 (incorporated by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.15

English translation of the Equity Transfer Agreement by and between Ningbo Yuanyuan Liuchang Investment Center  (Limited Liability) and Yipinda (Shanghai) Health Technology Co., Ltd., Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang and Leo Zeng, dated June 25, 2019 (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.16

English translation of the Equity Transfer Agreement by and between Suzhou Dade Hongqiang Investment Center  (Limited Liability) and Yipinda (Shanghai) Health Technology Co., Ltd., Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang and Leo Zeng, dated June 25, 2019 (incorporated by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.17

English translation of the Equity Transfer Agreement by and between Beijing Tianrun Diliang Investment Co., Ltd. and Yipinda (Shanghai) Health Technology Co., Ltd., Shanghai ECMOHO Health Biotechnology Co., Ltd., Zoe Wang and Leo Zeng, dated June 25, 2019 (incorporated by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.18

English translation of the Loan Agreement between ECMOHO Limited and Taipei Fubon Commercial Bank Co. Limited, dated October 18, 2018 (incorporated by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.19

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the inventories of Import-It Corp. and ECMOHO (Hong Kong) Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.20

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the receivables of Import-It Corp. and ECMOHO (Hong Kong) Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.21

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the bank accounts of Import-It Corp. and ECMOHO (Hong Kong) Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.22

Charges pursuant to the Loan Agreement with Taipei Fubon Commercial Bank Co. Limited over the shares held by Behealth Limited and Uhealth Limited, dated November 23, 2018 (incorporated by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.23

English translation of agreements in relation to the loan provided by Industrial Bank Co., Ltd. to Shanghai  ECMOHO Health Biotechnology Co., Ltd. and guaranteed by Zoe Wang and Leo Zeng, dated June 12, 2018 (incorporated by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.24

English translation of agreements in relation to the loan provided by Ping An Bank Co., Ltd. to Shanghai  Tonggou Information Technology Co., Ltd. and guaranteed by Zoe Wang, Leo Zeng and Shanghai ECMOHO Health Biotechnology Co., Ltd., dated June 15, 2018 (incorporated by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.25

English translation of agreements in relation to the loan provided by HSBC Bank (China) Company Limited to  Shanghai Tonggou Information Technology Co., Ltd. and guaranteed by Zoe Wang, Leo Zeng, Shanghai ECMOHO Health Biotechnology Co., Ltd. and ECMOHO (Hong Kong) Limited, dated November 19, 2018 (incorporated by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.26

English translation of agreements in relation to the loan provided by Fubon Bank (China) Co., Ltd. to Shanghai Tonggou Information Technology Co., Ltd. and guaranteed by Zoe Wang, Leo Zeng and Shanghai ECMOHO Health Biotechnology Co., Ltd., dated September 25, 2018 (incorporated by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.27

English translation of agreements in relation to the loan provided by China Everbright Bank Co., Ltd. to Shanghai  ECMOHO Health Biotechnology Co., Ltd. and guaranteed by Zoe Wang and Leo Zeng, dated December 14,  2018 (incorporated by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.28

English translation of the loan agreement among Shanghai Focus Brand Management Co., Ltd., Shanghai  ECMOHO Health Biotechnology Co., Ltd. and Zoe Wang, dated October 22, 2018 (incorporated by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.29

English translation of the loan provided by China Merchants Bank Co., Ltd. to Shanghai ECMOHO Health Biotechnology Co.,  Ltd. and guaranteed by Zoe Wang, Leo Zeng and Shanghai Tonggou Information Technology Co., Ltd., dated March 12, 2019 (incorporated by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.30

English translation of the loan provided by Ningbo Commerce Bank Co., Ltd to Shanghai ECMOHO Health Biotechnology Co.,  Ltd. and guaranteed by Zoe Wang and Leo Zeng, dated May 6, 2019 (incorporated by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.31

English translation of the Loan Agreements between ECMOHO (Hong Kong) Limited and Techlong International Investments Limited, dated September 18, 2017, March 28, 2018 and April 3, 2018, respectively (incorporated by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.32

Agreements in relation to the loan provided by The Hongkong and Shanghai Banking Corporation Limited to ECMOHO  (Hong Kong) Limited, dated October 29, 2018 (incorporated by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.33

Form of indemnification agreements between ECMOHO Limited and the directors and executive officers of ECMOHO  Limited and employment agreements between ECMOHO Limited and the directors of ECMOHO  Limited (incorporated by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.34

English translation of the Equity Transfer Agreement by and among Yiling (Shanghai) Information Technology Co., Ltd., Daniel Wang, Shanghai Xianggui Health Management Co., Ltd. and Xianggui (Shanghai) Biotechnology Co., Ltd., dated April 27, 2020 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.35

English translation of the Agreement on Contract Cancellation by and among Xianggui (Shanghai) Biotechnology Co., Ltd., Yang Infinity (Shanghai) Biotechnology Co., Limited, Zoe Wang, Leo Zeng and Shanghai Xianggui Health Management Co., Ltd., dated April 2Z7, 2020 with respect to the cancellation of the contractual arrangements with Yang Infinity (Shanghai) Biotechnology Co., Limited (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.36

English translation of the Agreement on Cancellation of Equity Pledge Contract between Xianggui (Shanghai) Biotechnology Co., Ltd. and Zoe Wang, dated April 27, 2020 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.37

English translation of the Agreement on Cancellation of Equity Pledge Contract between Xianggui (Shanghai) Biotechnology Co., Ltd. and Leo Zeng, dated April 27, 2020 (incorporated by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.38

English translation of the Loan Agreements between ECMOHO Limited and Techlong International Investments Limited, dated November 12, 2019 (incorporated by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.39

English translation of the Supplementary Loan Agreement by and among Techlong International Investments Limited, ECMOHO Limited, Uhealth Limited and Leo Zeng, dated May 29, 2020 (incorporated by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.40

English translation of the Supplementary Loan Agreement by and among Techlong International Investments Limited, ECMOHO (Hong Kong) Health Technology Limited, Uhealth Limited and Leo Zeng, dated May 29, 2020 English translation of the Supplementary Loan Agreement by and among Techlong International Investments Limited, ECMOHO (Hong Kong) Health Technology Limited, Uhealth Limited and Leo Zeng, dated May 29, 2020 (incorporated by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.41*

English translation of the Shanghai Jieshi Technology Co., Ltd. Equity Transfer Agreement by and among Yijiasancan (Shanghai) E-commerce Co., Ltd. and Shanghai Xianggui Health Technology Co., Ltd. dated July 9, 2020

4.42*

English translation of the Shanghai Hengshoutang Health Technology Co., Ltd. Equity Transfer Agreement by and among Yijiasancan (Shanghai) E-commerce Co., Ltd. and Shanghai Xianggui Health Technology Co., Ltd. dated October 28, 2020

4.43*	Shareholder’s Agreement by and among ECMOHO (Hong Kong) Health Technology Limited, Huizhi Zhang, Yue Tang, Ling Ma and Anze Premium Health and Beauty Pte. Ltd. dated July 23, 2020

4.44*	Share Sale and Purchase Agreement by the among ECMOHO (Hong Kong) Health Technology Limited, Ling Ma and Anze Premium Health and Beauty Pte. Ltd. dated July 23, 2020

4.45*	Note Purchase Agreement by and among Anze Premium Health and Beauty Pte. Ltd., ECMOHO (Hong Kong) Health Technology Limited, Huizhi Zhang, Yue Tang and Ling Ma dated July 23, 2020

8.1*	List of Significant Subsidiaries and VIE

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Walkers (Hong Kong)

15.3*	Consent of Friedman LLP

15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP

16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2021

ECMOHO LIMITED

By	/s/ Zoe Wang
Name:	Zoe Wang
Title:	Chairman & Chief Executive Officer

By	/s/ Leo Zeng
Name:	Leo Zeng
Title:	Director, Chief Operating Officer & Acting Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ECMOHO Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ECMOHO Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ (deficit)/equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2020.

New York, New York

April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ECMOHO Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheet of ECMOHO Limited and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 12, 2020

We served as the Company’s auditor from 2018 to 2020.

ECMOHO LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

	Note	As of December 31, 2019	As of December 31, 2020
		US$	US$
ASSETS
Current assets
Cash and cash equivalents	6	49,098,841	45,284,308
Restricted cash	16	2,000,054	—
Accounts receivable, net	7	49,829,419	42,005,638
Inventories	8	49,894,514	33,263,094
Prepayments and other current assets	9	21,366,262	9,200,238
Loan receivables	13	—	646,000
Total current assets		172,189,090	130,399,278
Property and equipment, net	10	1,428,979	966,509
Intangible assets, net	12	1,311,653	565,106
Operating lease right-of-use assets	11	1,203,961	2,434,221
Deferred tax assets	26	787,697	829,389
Long-term investment	15	—	5,904,000
Other non-current assets	14	1,538,996	1,529,406
Total assets		178,460,376	142,627,909
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short term borrowings	16	34,515,953	16,942,751
Accounts payable		26,439,191	24,190,898
Amounts due to related parties	27	16,233,461	9,400,708
Operating lease liabilities, current	11	1,052,046	411,557
Advance from customers		1,043,004	730,630
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs and VIE’s subsidiary without recourse to the Group of US$ 21,695 and US$ 4,604 as of December 31, 2019 and 2020, respectively)		718,698	821,044
Tax payables (including tax payables of the consolidated VIEs and VIE’s subsidiary without recourse to the Group of US$ 1,010 and US$ 250 as of December 31, 2019 and 2020, respectively)	18	3,042,834	3,574,217
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIEs and VIE’s subsidiary without recourse to the Group of US$ 7,238 and US$ 122,915 as of December 31, 2019 and 2020, respectively)	17	10,516,988	5,038,861
Total current liabilities		93,562,175	61,110,666
Deferred tax liabilities	26	138,406	24,684
Operating lease liabilities, non-current	11	69,347	1,938,885
Total liabilities		93,769,928	63,074,235
Commitments and contingencies (Note 29)
Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 and 4,924,849,600 shares authorized at December 31, 2019 and 2020, respectively; 63,567,099 and 69,361,883 shares issued and outstanding at December 31, 2019 and 2020, respectively		635	693
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 and 71,355,616 shares authorized, issued and outstanding at December 31, 2019 and 2020, respectively		752	714
Additional paid-in capital		105,944,278	108,369,688
Accumulated other comprehensive (loss) income		(2,264,635)	4,037,628
Accumulated deficit		(19,556,137)	(32,855,049)
Total ECMOHO Limited shareholders’ equity		84,124,893	79,553,674
Non-controlling interests		565,555	—
Total shareholders’ equity		84,690,448	79,553,674
Total liabilities and shareholders’ equity		178,460,376	142,627,909

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		Year Ended December 31,
	Note	2018	2019	2020
		US$	US$	US$
Net revenues:
Products sales		176,097,737	302,098,523	300,155,525
Services		22,917,299	27,381,393	4,783,240
Total net revenues	22	199,015,036	329,479,916	304,938,765
Total cost of revenue		(140,153,462)	(257,431,074)	(246,299,626)
Gross profit		58,861,574	72,048,842	58,639,139
Operating expenses:
Fulfillment expenses		(13,096,731)	(16,956,520)	(14,398,579)
Sales and marketing expenses	2(w)	(27,461,813)	(40,205,943)	(45,753,811)
General and administrative expenses		(9,068,864)	(8,496,574)	(11,036,905)
Research and development expenses		(1,669,323)	(1,808,422)	(1,105,535)
Other operating income		—	34,761	—
Total operating expenses		(51,296,731)	(67,432,698)	(72,294,830)
Operating income/(loss)		7,564,843	4,616,144	(13,655,691)
Finance expense, net	23	(925,543)	(2,513,847)	(2,615,282)
Foreign exchange (loss)/gain, net		(306,730)	(392,955)	979,103
Other income, net	2(ac)	234,421	475,195	1,800,214
Income/(loss) before income tax expenses		6,566,991	2,184,537	(13,491,656)
Income tax (expenses)/benefits	26	(417,124)	(249,639)	6,504
Net Income/(loss)		6,149,867	1,934,898	(13,485,152)
Less: Net income/(loss) attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders		25,877	(361,657)	(186,240)
Net income/(loss) attributable to ECMOHO Limited		6,123,990	2,296,555	(13,298,912)
Less: Accretion on Round A convertible redeemable preferred shares to redemption value		(1,018,493)	—	—
Less: Accretion on Round B convertible redeemable preferred shares to redemption value		(1,574,737)	—	—
Less: Accretion on Series A convertible redeemable preferred shares to redemption value		(445,177)	(1,022,461)	—
Less: Accretion to redemption value of redeemable non-controlling interests		(129,896)	(311,757)	—
Less: Extinguishment of convertible redeemable preferred shares	19	(24,763,245)	—	—
Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders		(21,807,558)	962,337	(13,298,912)
Net income/(loss)		6,149,867	1,934,898	(13,485,152)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax		(681,407)	(887,407)	6,360,165
Less: Comprehensive income/(loss) attributable to noncontrolling interests		14,543	(404,798)	(128,338)
Comprehensive income/(loss) attributable to ECMOHO Limited		5,453,917	1,452,289	(6,996,649)
Net (loss)/earnings per share attributable to ECMOHO Limited’s ordinary shareholders
—basic		(0.26)	0.01	(0.10)
—diluted		(0.26)	0.01	(0.10)
Weighted average number of Ordinary Shares
—basic		84,970,000	98,104,216	139,619,496
—diluted		84,970,000	115,644,864	139,619,496

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stock		Additional		Accumulated other		Non-	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Subscription receivable	comprehensive (loss)/income	Accumulated deficit	Controlling interests	Shareholders' (Deficit)/Equity
		US$		US$		US$	US$	US$	US$	US$	US$	US$
Balances at December 31, 2017	6,012,000	60	75,150,400	752	—	—	—	—	(750,296)	(19,896,740)	288,503	(20,357,721)
Issuance of treasury stock (Note 21)	—	—	—	—	2,846,600	—	—	—		—	—	—
Share-based compensation expense (Note 24)	—	—	—	—	—	—	356,549	—	—	—	—	356,549
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	104,159	104,159
Accretion to redemption value of redeemable convertible preferred stock (Note 19)	—	—	—	—	—	—	(356,549)	—	—	(2,681,858)	—	(3,038,407)
Accretion to redemption value of redeemable non-controlling interests and income attribution (Note 20)	—	—	—	—	—	—	—	—	—	(129,896)	(96,301)	(226,197)
Convertible redeemable preferred shares exchanged to Class A Ordinary Shares (Note 19)	9,519,000	95	—	—	—	—	19,495,057	—	—	—	—	19,495,152
Subscription receivables due from shareholders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	—	—	—	—	—	—	—	(9,261,300)	—	—	—	(9,261,300)
Extinguishment of Round A and Round B convertible redeemable preferred shares (Note 19)	—	—	—	—	—	—	(19,495,057)	—	—	(5,268,188)	—	(24,763,245)
Foreign currency translation	—	—	—	—	—	—	—	—	(670,073)	—	(11,334)	(681,407)
Net income	—	—	—	—	—	—	—	—	—	6,123,990	25,877	6,149,867
Balances at December 31, 2018	15,531,000	155	75,150,400	752	2,846,600	—	—	(9,261,300)	(1,420,369)	(21,852,692)	310,904	(32,222,550)
Cancellation of treasury stock (Note 21)	—	—	—	—	(2,846,600)	—	—	—	—	—	—	—
Share-based compensation expense (Note 24)	—	—	—	—	—	—	1,575,029	—	—	—	—	1,575,029
Sale of equity interests in a subsidiary to non-controlling interests	—	—	—	—	—	—	2,757	—	—	—	592,725	595,482
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	—	—	—	29,196	29,196
Accretion to redemption value of redeemable convertible preferred stock (Note 19)	—	—	—	—	—	—	(1,022,461)	—	—	—	—	(1,022,461)
Accretion to redemption value of redeemable non-controlling interests and income attribution (Note 20)	—	—	—	—	—	—	(311,757)	—	—	—	27,068	(284,689)
Acquisition of non-controlling interests (Note 20)	—	—	—	—	—	—	(180,784)	—	—	—	10,460	(170,324)
Acquisition of redeemable non-controlling interests (Note 20)	—	—	—	—	—	—	1,296,171	—	—	—	—	1,296,171
Conversion of preferred shares to Class A ordinary shares (Note 19)	29,336,099	293	—	—	—	—	69,564,896	—	—	—	—	69,565,189
Subscription fees received from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	—	—	—	—	—	—	—	9,261,300	—	—	—	9,261,300
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment option, net of cost of issuance (Note 21)	18,700,000	187	—	—	—	—	35,020,427	—	—	—	—	35,020,614
Foreign currency translation	—	—	—	—	—	—	—	—	(844,266)	-	(43,141)	(887,407)
Net income	—	—	—	—	—	—	—	—	—	2,296,555	(361,657)	1,934,898
Balances at December 31, 2019	63,567,099	635	75,150,400	752	—	—	105,944,278	—	(2,264,635)	(19,556,137)	565,555	84,690,448
Share-based compensation expense (Note 24)	—	—	—	—	—	—	474,559	—	—	—	—	474,559
Sale of equity interests in subsidiaries (Note 3)	—	—	—	—	—	—	1,950,871	—	—	—	(437,217)	1,513,654
Conversion of Class B Ordinary shares into Class A Ordinary Shares (Note 21)	3,794,784	38	(3,794,784)	(38)	—	—	—	—	—	—	—	—
Issuance of restricted shares units	2,000,000	20	—	—	—	—	(20)	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	6,302,263	—	57,902	6,360,165
Net loss	—	—	—	—	—	—	—	—	—	(13,298,912)	(186,240)	(13,485,152)
Balances at December 31, 2020	69,361,883	693	71,355,616	714	—	—	108,369,688	—	4,037,628	(32,855,049)	—	79,553,674

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Cash flows from operating activities:
Net Income (loss)	6,149,867	1,934,898	(13,485,152)
Adjustments to reconcile net income/( loss) to net cash (used in) provided by operating activities:
Depreciation and amortization expense	605,578	996,715	828,546
Provision/(Reversal) for allowance of doubtful accounts	61,959	93,737	(39,210)
Inventory provision	639,679	1,194,496	548,109
Deferred tax (expenses)/benefit	(1,086,380)	192,741	(6,582)
Share-based compensation	356,549	1,575,029	474,559
Amortization of right-of-use asset and interest of lease liabilities	—	1,636,237	1,511,607
Changes in operating assets and liabilities
Accounts receivable	(23,245,962)	(17,164,688)	9,978,211
Inventories	(37,639,680)	2,497,477	15,161,760
Prepayments and other current assets	(7,701,073)	(11,008,829)	13,055,163
Other non-current assets	347,501	(374,253)	49,917
Accounts payable	12,364,048	3,648,039	(2,429,356)
Amount due to related parties	561,907	488,186	(746,904)
Advance from customers	2,341,006	(1,911,843)	(335,822)
Tax payables	1,207,501	177,502	401,915
Salary and welfare payables	952,748	(1,058,214)	153,700
Operating lease liabilities	—	(1,494,644)	(1,851,577)
Accrued liabilities and other current liabilities	3,471,502	4,498,900	(1,668,167)
Other non-current liabilities	(142,266)	(110,431)	-
Net cash (used in)/provided by operating activities	(40,755,516)	(14,188,945)	21,600,717
Cash flows from investing activities:
Payments for acquisition of business license	(122,854)	—	—
Cash held at disposal entities	—	—	(559,590)
Proceeds from sale of equity interests in subsidiaries	—	—	710,392
Loss from sale of equity interests in subsidiaries	—	—	(40,019)
Purchases of property and equipment	(1,423,064)	(557,627)	(119,092)
Proceeds from disposal of property and equipment	—	—	55,454
Payments for software procurement	(201,866)	(255,380)	(141,393)
Proceeds from disposal of intangible assets	—	—	409
Loan to long-term investments investee			(646,000)
Purchase of long-term investments	—	—	(5,904,000)
Net cash used in investing activities	(1,747,784)	(813,007)	(6,643,839)
Cash flows from financing activities:
Cash payments for acquisition of equity interests of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	(14,475,846)	(4,261,580)	—
Subscription fees received from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	6,000,376	9,261,300	—
Subscription fees received from the Round A and Round B Investors of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	3,386,528	89,222	—
Cash receipts from issuance of Series A Convertible Redeemable Preferred Shares, net of issuance costs (Note 19)	22,429,967	—	—
Proceeds from short-term borrowings	41,529,327	50,434,437	105,033,389
Repayments of short-term borrowings	(23,469,501)	(37,295,468)	(122,724,334)
Cash received from maturity of loan deposits (Note 9)	—	861,268	430,034
Cash payment for loan deposits (Note 9)	(437,114)	(854,188)	—
Contribution from non-controlling interests shareholders	104,159	29,196	—
Payment for acquisition of non-controlling interests	—	(170,324)	—
Payment for acquisition of redeemable non-controlling interests (Note 20)	—	(2,215,392)	(3,120,583)
Proceeds from issuance of ordinary shares upon Initial Public Offering and over-allotment option, net of payment of cost of issuance/(Payment of Initial Public Offering costs)	(522,072)	35,020,614	—
Capital injection from non-controlling interests shareholders	—	595,482	—
Proceeds (repayment) of borrowings from related parties	3,000,000	4,000,000	(600,000)
Proceeds of advances from related parties	8,964,847	9,436,151	3,409,587
Repayment of advances to related parties	(2,474,371)	(10,593,662)	(5,214,261)
Net cash provided by/(used in) financing activities	44,036,300	54,337,056	(22,786,168)
Effect of exchange rate change on cash, cash equivalents and restricted cash	742,397	(1,201,068)	2,014,703
Net change in cash, cash equivalents and restricted cash	2,275,397	38,134,036	(5,814,587)
Cash, cash equivalents and restricted cash at beginning of year	10,689,462	12,964,859	51,098,895
Cash, cash equivalents and restricted cash at end of year	12,964,859	51,098,895	45,284,308
Supplemental disclosure of cash flow information:
Interest paid	(445,689)	(2,531,209)	(2,422,116)
Income tax paid	—	—	—
Non-cash financing and investing activities
Accretion to redemption value of convertible redeemable preferred shares	3,038,407	1,022,461	—
Accretion to redemption value of redeemable non-controlling interests	129,896	311,757	—
Extinguishment of convertible redeemable preferred shares (Note 19)	24,763,245	—
Capital contribution from non-controlling interests shareholders (Note 16)	107,129	—	—
Subscription receivables due from Founders of ECMOHO Shanghai for Reorganization purpose (Note 27)	9,261,300	—	—
Subscription receivables due from Round B Investor of ECMOHO Shanghai for Reorganization purpose (Note 27)	89,222	—	—
Payables due to shareholders of ECMOHO Shanghai for Reorganization purpose (Note 27)	(4,261,580)	—	—
Payables for the acquisition of redeemable non-controlling interests (Note 20)	—	(3,120,583)	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities (Note 11)	—	—	2,756,170
Sale consideration from sale of equity interests in a subsidiary offset with amounts due to related parties (Note 3)	—	—	652,401
Recognition of other receivables from former subsidiaries offset with amounts due to related parties (Note 3)	—	—	2,295,358
Gain from sale of equity interests in subsidiaries to related parties recognized to additional paid-in capital (Note 3)	—	—	1,950,871

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities
(a)	Principal activities

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020, the Company’s principal subsidiaries and VIEs are as follows:

Name of subsidiaries and VIEs	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect ownership	Principle activities
Subsidiaries of the Company:
ECMOHO (Hong Kong) Health Technology Limited (“ECMOHO HK”)	Established on June 27, 2018	Hong Kong	100.00%	Investment holding
Shanghai ECMOHO Health Biotechnology Co. Limited (“ECMOHO Shanghai”)	Established on December 23, 2011	PRC	100.00%	Product sales and services
Jianyikang Health Technology (Shanghai) Co., Limited	Established on May 21, 2018	PRC	100.00%	Product sales
Ecmoho (Hong Kong) Limited	Established on April 1, 2015	Hong Kong	100.00%	Product sales and services
Import It Corp.	Established on September 4, 2012	BVI	100.00%	Product sales and services
Shanghai Tonggou Information Technology Co., Limited	Established on May 20, 2013	PRC	100.00%	Product sales and services
Yijiasancan (Shanghai) E-commerce Co., Ltd.	Established on August 21, 2013	PRC	100.00%	Product sales and services
Shanghai Hengshoutang Health Technology Co., Limited	Established on April 11, 2016 and divested in October 2020	PRC	70.00%	Product sales
Qinghai Hengshoutang Plateau Medicine Co., Limited	Acquired on March 21, 2017 and divested in October 2020	PRC	70.00%	Product sales
Shanghai Jieshi Technology Co., Limited	Acquired on December 16, 2016 and disposed in July 2020	PRC	100.00%	Product sales
Shanghai ECMOHO Health Technology Co., Limited	Established on May 5, 2015	PRC	100.00%	Product sales
Hangzhou Duoduo Supply Chain Management Co., Limited	Acquired on April 25, 2017	PRC	100.00%	Bonded area warehousing
ECMOHO Co., Ltd. (Korea)	Established on August 27, 2018	Korea	100.00%	Product sales
Yi Ling (Shanghai) Information Technology Co., Limited	Established on August 30, 2018	PRC	100.00%	Intercompany services
Xianggui (Shanghai) Biotechnology Co., Ltd.	Established on September 28, 2018 and divested in April 2020	PRC	60.00%	Product sales and services
Shanghai Juyi Information Technology Co., Ltd.	Established on October 15, 2018	PRC	100.00%	Product sales and services
Yipinda (Shanghai) Health Technology Co., Ltd.	Established on February 27, 2019	PRC	100.00%	Product sales
ECMOHO Co., Ltd. (Japan)	Established on July 15, 2016	Japan	100.00%	Inactive
Ecmoho USA Ltd.	Established on October 26, 2017	USA	100.00%	Inactive
Shanghai Yiheng Yimei Biotechnology Co., Ltd. (Yimei Biotech)	Established on September 22, 2020	PRC	51.00%	Startup
Shanghai Kailing Health Technology Co., Ltd. (Kailing)	Established on March 5, 2020	PRC	51.00%	Product sales
Shanghai Ranyao Digital Media Technology Co., Ltd. (Ranyao)	Established on September 30, 2020	PRC	51.00%	Startup
Guangzhou ECMOHO Health Technology Co., Limited (Guangzhou Yiheng)	Established on August 14, 2020	PRC	51.00%	Startup
Shanghai Hengcang Supply Chain Management Co., Ltd.	Established on August 1, 2018	PRC	100.00%	Warehousing Service

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Zhengzhou ECMOHO Health Technology Co., Ltd.	Established on July 6, 2015	PRC	100.00%	Inactive
ECMOHO (Hong Kong) Development Limited (“ECMOHO Development”)	Established on December 28, 2020	Hong Kong	100.00%	Startup
ECMOHO (Hong Kong) Information Management Limited (“ECMOHO Information Management”)	Established on December 28, 2020	Hong Kong	100.00%	Startup
Variable Interest Entity (“VIE”):
Shanghai Yibo Medical Device Co., Ltd (“Yibo or Yibo VIE”)*	Established on April 21, 2017	PRC	100.00%	Operates the Company’s own online e-commerce platform
Yang Infinity (Shanghai) Biotechnology Co., Limited (“Yang or Yang VIE”)	Established on November 15, 2018 and divested in April 2020	PRC	60.00%	Product sales
Subsidiary of Variable Interest Entity (“VIE subsidiary”):
Yinchuan Xianggui Internet Hospital Co., Ltd	Established on May 17, 2019 and divested in April 2020	PRC	60.00%	Product sales

(b)	Reorganization

The Group commenced its operations in December 2011 through ECMOHO Shanghai, a People's Republic of China ("the PRC") company established by Ms. Zoe Wang and Mr. Leo Zeng, who are in spousal relationship (collectively known as “the Founders”).

In 2015 and 2016, ECMOHO Shanghai offered 19% and 12% of its equity interests with preferential rights to Round A and Round B Investors with the consideration of US$ 13,081,880 and US$ 24,000,000, respectively (Note 19).

In April 2018, one of the Round A Investors (“Exit Investor”) sold all its 8.36% equity interest with preferential rights to the Founders for cash (Note 19).

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

The 9,519,000 Class A Ordinary Shares were in connection with the 8.36% equity interests the Founder purchased from the Exit Investor. The Founders gave up the preferential rights associated with the equity interests simultaneously with the issuance of such Class A Ordinary Shares (Note 19). In August 2018, the Founders sold 8,880,894 out of the 9,519,000 Class A Ordinary Shares to third party investors (Note 21).

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5)

In September 2018, the Round A and Round B Investors, except for the NCI holders, subscribed for 9,519,000 Class A-1 and 10,817,000 Class A-2 Ordinary Shares with preferential rights of the Company with the total cash consideration of US$ 3,475,750 (the remaining part of the above mentioned cash consideration of US$ 18,737,426), all in the same proportions, on an as converted basis, as the percentage of equity interest they held in ECMOHO Shanghai before the Reorganization. As of December 31, 2018, consideration of US$ 3,386,528 has been received, and consideration of US$ 89,222 remained outstanding and was presented as subscriptions receivable, a contra mezzanine equity balance on the consolidated balance sheets. The remaining consideration of US$ 89,222 was fully received in 2019 (Note 19).

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In June 2019, Yang VIE entered into the VIE Agreements, including Exclusive Technology Support and Consulting Services Agreement, Powers of Attorney, Equity Pledge Agreement, Spousal Consent Letters and Exclusive Call Option Agreement which contain terms substantially similar to those entered into between Yibo VIE and ECMOHO Shanghai in 2018. Yang VIE was disposed in April 2020. See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiary, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and VIE subsidiary are eliminated in the balances presented below:

	As of December 31,
	2019	2020
	US$	US$
Assets
Current assets
Cash and cash equivalents	61,456	5,511
Amount due from subsidiaries of the Company	720,588	-
Inventories	6,608	-
Prepayments and other current assets	-	11,238
Total current assets	788,652	16,749
Total assets	788,652	16,749
Liabilities
Current liabilities
Salary and welfare payables	21,695	4,604
Accounts payable	26,485	-
Advance from customers	1,816	-
Tax payables	1,010	250
Amount due to subsidiaries of the Company	105,342	-
Accrued liabilities and other current liabilities	7,238	122,915
Total current liabilities	163,586	127,769
Total liabilities	163,586	127,769

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Net revenues	21,384	29,122	66,612
Net losses	(430,519)	(544,953)	(161,892)

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Net cash provided by/(used in) operating activities	11,092	(434,616)	763
Net cash provided by/(used in) financing activities	-	484,980	(25,636)
Net increase/(decrease) in cash and cash equivalents	11,092	50,364	(24,873)

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2019 and 2020. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and ECMOHO Shanghai has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

(d)	Divestitures

Yang Infinity (Shanghai) Biotechnology Co., Limited and Xianggui (Shanghai) Biotechnology Co., Ltd.

On April 27, 2020, Zoe Wang, the Group’s Chairman and Chief Executive Officer, and Leo Zeng, the Group’s Chief Operating Officer, (collectively “Sellers”) entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with Shanghai Xianggui Health Management Co. Ltd. (“Xianggui Health Management”), a related party. Pursuant to the Equity Transfer Agreement, the Sellers shall sell 100% equity interests in Yang VIE, which is a VIE of Xianggui (Shanghai) Biotechnology Co., Ltd.

On April 27, 2020, Yi Ling (Shanghai) Information Technology Co., Limited (“Yi Ling”), the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with Xianggui Health Management, a related party.  Pursuant to the Equity Transfer Agreement, Yi Ling shall sell all of its 60% equity interests in Xianggui (Shanghai) Biotechnology Co., Ltd. (“Xianggui”), the Group’s 60% owned subsidiary, to Xianggui Health Management in exchange for RMB3,400,000 (approximately US$ 521,000).  The Group’s decision to dispose of Yang VIE and Xianggui is to restructure its operating entities to improve its operating results within the e-commerce health and wellness industry.  See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

Shanghai Jieshi Technology Co., Limited

On July 9, 2020, Yijiasancan (Shanghai) E commerce Co., Ltd. (“Yijiasancan”), the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with Shanghai Xianggui Health Technology Co. Ltd. (“Xianggui Health Technology”), a related party.  Pursuant to the Equity Transfer Agreement, Yijiasancan shall sell 100% equity interests in Shanghai Jieshi Technology Co., Limited (“Shanghai Jieshi”), the Group’s wholly owned subsidiary, to Xianggui Health Technology in exchange for RMB1,000,000 (approximately USD$ 153,000).  The Group’s decision to dispose of Shanghai Jieshi is to restructure its operating entities to improve its operating results within the e-commerce health and wellness industry.  See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

Shanghai Hengshoutang Health Technology Co., Limited

On October 28, 2020, Yijiasancan, the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with Xianggui Health Technology, a related party.  Pursuant to the Equity Transfer Agreement, Yijiasancan shall sell 70% equity interests in Shanghai Hengshoutang Health Technology Co., Limited (“Shanghai Hengshoutang”), the Group’s wholly owned subsidiary, to Xianggui Health Technology in exchange for RMB5,000,000 (approximately US$ 766,000).  The Group’s decision to dispose of Shanghai Hengshoutang is to restructure its operating entities to improve its operating results within the e-commerce health and wellness industry.  See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

2.Principal Accounting Policies

(a)Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)Basis of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating results are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income (loss) for the year between non-controlling shareholders and the shareholders of the Group.

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

The Company believes that revenue recognition, sales return, sales incentive, inventory write-down, rebates, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets, allowance for doubtful accounts, incremental borrowing rates used in lease liabilities calculations, impairment of long-term investment and valuation of ordinary shares and preferred shares  requires significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income/(loss) as foreign exchange related gains.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The exchange rates used for translation on December 31, 2019 and 2020 were US$1.00=RMB 6.9762 and US$1.00=RMB 6.5249, respectively, representing the index rates stipulated by the People’s Bank of China.   The exchange rates used for translation for the years ended December 31, 2018, 2019 and 2020 were US$1.00=RMB 6.6174, US$1.00=RMB 6.8985 and US$1.00=RMB 6.8976, respectively, representing the index rates stipulated by the People’s Bank of China.

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

As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, deposits, loan receivables, loan deposits, accounts payable, operating lease liabilities, accrued liabilities and other current liabilities, short-term borrowings, amounts due to related parties and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on the consolidated balance sheet as follows:

	As of December 31,
	2018	2019	2020
	US$	US$	US$
Cash and cash equivalents	10,336,467	49,098,841	45,284,308
Restricted cash	2,628,392	2,000,054	-
Total	12,964,859	51,098,895	45,284,308

(g)Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability.

(h)Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of net realizable value . Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold.

(i)	Loan receivables

Loan receivables are presented net of allowance for doubtful accounts. The Group reviews its loan receivables on a regular basis to determine if the allowance is adequate and adjusts when necessary. The Group continues to evaluate the reasonableness of the allowance policy and update it if necessary. For the years ended December 31, 2018, 2019 and 2020, there were no allowances recognized.

(j)	Property and equipment, net

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income/(loss).

(k)Intangible assets, net

Software purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic lives or stipulated period in the contract, which is usually 5 years.

Other separately identifiable intangible assets that have finite lives and continue to be amortized consist primarily of trademark and business license purchased from third parties in the years of 2018, 2019 and 2020. The Company amortizes these intangible assets on a straight-line basis over their estimated useful lives, which are 5 to 10 years.

The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

(l)	Impairment of long-lived assets

For long-lived assets including property and equipment, intangible assets and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2018, 2019 and 2020, no impairment of long-lived assets was recognized.

(m)Long-term investment

The Group has elected to record its long-term investment on equity security without a readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issue due to its non-marketable equity securities not qualifying for the practical expedient to estimate its fair value in accordance with ASC 820-10-35-59.  No event has occurred and indicated that other-than-temporary impairment existed and therefore the Group did not record any impairment charge for its investment for the year ended December 31, 2020.

(n)Advances from customers

Certain third party customers pay in advance to purchase product goods. Cash proceeds received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(o)Deconsolidation

The Group accounts for the deconsolidation of a subsidiary by recognizing a gain or loss in net income/loss attributable to the parent, measured as the difference between:

a.	The aggregate of all of the following:

1.	The fair value of any consideration received;
2.	The fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated;
3.

The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b.	The carrying amount of the former subsidiary’s assets and liabilities.

If the deconsolidation transactions were transacted with related parties under common control, the Group should not recognize gain on sales of the subsidiaries/VIEs and losses should be recognized by the Group only when an impairment in value is indicated.  The Group would recognize the net consideration as a contribution to capital as opposed to a gain.

(p)Revenue recognition

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

The Group’s revenues are primarily derived from (i) product sales and (ii) services including online store operating services, promotion and marketing services to its brand partners and other brand customers. Refer to Note 21 to the consolidated financial statements for disaggregation of the Group's revenue for the years ended December 31, 2018, 2019 and 2020.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2019 and 2020.

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

Product Sales

The Group selects, purchases and obtains direct control of the goods from its brand partners and/or their authorized distributors and sells goods directly to end consumers through online stores it operates or to secondary distributors in accordance with distribution agreements.

Revenue is recognized when consumers or secondary distributors physically accept the products after delivery, which is when the control of products is transferred, and is recorded net of return allowances, value added tax and sales incentives, if any.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Consideration from brand partners of the Group is considered to be in exchange for distinct service that the Group transfers to the brand partners, as i) services provided to brand partners can be sufficiently separable from the Company’s procurement of products from those brand partners  ii) consideration from the brand partner represents the standalone selling price of such service, and iii) the fees do not represent reimbursement of costs incurred by the Company to sell the brand partner’s products. The Group accounts for the service in the same way that it accounts for sales to other customers and revenues generated from these service arrangements are recognized on a gross basis and presented as services revenue on the consolidated statements of operations and comprehensive income/(loss).

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, 2019 and 2020, no incremental cost was capitalized as assets.

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. For the years ended December 31, 2018, 2019 and 2020, all contracts of the Group were with an original expected duration within one year.

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

(q)Sales returns

The Group offers consumers from its online shops an unconditional right of return for a period of seven days upon receipt of products and offers its secondary distributors various rights of return after the acceptance of products. Return allowances, which reduce revenue and cost of sales, are estimated by categories of return policies offered to online customers and secondary distributors, based on historical data the Group has maintained, and subject to adjustments to the extent that actual returns differ or are expected to differ. The Group records liabilities for return allowances in refund obligation of sales returns of “Accrued liabilities and other current liabilities” in the consolidated balance sheets (Note 17) and were US$ 2,422,155 and US$ 634,119 as of December 31, 2019 and 2020, respectively. The Group recorded assets as “Sales return assets” included in “Prepayments and other current assets” in the consolidated balance sheets (Note 9) of US$ 1,802,499 and US$ 463,361 as of December 31, 2019 and 2020 for its right to recover products from customers associated with settling the refund liability.

(r)	Sales incentives

The Group provides sales rebates to certain third-party online platforms/secondary distributors based on their purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to the third-party online platforms/secondary distributors considering the contracted rebate rates and estimated sales volume based on significant management judgments based on historical experience such as likelihood of reaching the purchase thresholds and sales forecasts, and account for it as a reduction of the transaction price. For the years ended December 31, 2018, 2019 and 2020, sales rebates provided by the Group amounted to US$ 2,509,679, US$ 4,839,595 and US$ 4,591,581, respectively.

(s)Value added taxes

Value added taxes ("VAT") on sales is calculated at 9% ~13% on revenue from products and 6% on revenue provided from services. The Group reports revenue net of VAT. Subsidiaries and VIEs of the Group that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenues.

(t)Cost of revenue

Cost of revenue consist of cost of product sales of US$ 128,845,948, US$ 242,972,621 and US$ 242,728,053 for the years ended December 31, 2018, 2019 and 2020, respectively, and cost of services of US$ 11,307,514, US$ 14,458,453 and US$  3,571,573 for the years ended December 31, 2018, 2019 and 2020, respectively.  Cost of product sales comprise the purchase price of products, purchase rebates, shipping charges to receive products from the suppliers when they are embedded in the purchase price and inventory write-downs. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses.  Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Group’s provision of promotion and marketing services including fees the Group paid to third party vendors for advertising and promotion on various online and offline channels.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(u)Rebates

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

(v)Fulfillment expenses

Fulfillment costs primarily represent warehousing, shipping and handling expenses for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, and customs clearance expenses.

(w)Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising costs for the products the Group offers, employee wages and benefits for sales and marketing staff, storefront fees paid to e-commerce platforms, and travel and entertainment expenses. Advertising costs consist primarily of costs for product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, advertising and marketing costs totaled US$ 573,272, US$ 560,894 and US$ 663,871 respectively.

(x)General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, amortization of both intangible assets and leasehold improvement, and other corporate overhead costs.

(y)Research and development expenses

Research and development expenses primarily consist of employee wages and benefits for research and development personnel, general expenses and depreciation expenses associated with research and development activities.

(z)Lease

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

-Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Group’s consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have  lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(aa)Employee social security and welfare benefits

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

(ab)Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive income/(loss). The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

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

(ac) Government Grants

Government grants are recognized as other income when received. For the years ended December 31, 2018, 2019 and 2020, the Group recognized government grants of US$ 211,411, US$ 463,253 and US$ 1,825,865 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ad)Share-based compensation

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

Starting from November 2019 upon completion of the Company’s IPO, the Group is a publicly traded company with observable price in the stock U.S exchange market to determine the fair value and requisite service period.

(ae)Statutory reserves

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

As the Group’s subsidiaries in PRC had accumulated deficits in their functional currency, RMB, for the years ended December 31, 2018, 2019 and 2020, no statutory reserve was recorded as of December 31, 2019 and 2020.

(af)Related parties

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ag)Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019 and 2020, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ah)Earnings/Loss per share

Basic earnings/loss per share is computed by dividing net profit/loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net profit/loss is allocated between Class A ordinary shares, Class B ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted earnings/loss per share is calculated by dividing net profit/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Dilutive equivalent shares are excluded from the computation of diluted earnings/loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the earning/loss per share for both classes of shares are identical. The earning/loss per share amounts are the same for Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

(ai)Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in shareholders’ (deficit)/equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders, distributions to shareholders, accretions on convertible redeemable preferred shares and extinguishment of convertible redeemable preferred shares.

Comprehensive income is reported in the consolidated statements of operations and comprehensive income/(loss). Accumulated other comprehensive income of the Group include the foreign currency translation adjustments.

(aj)Segment reporting

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

(ak)Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group adopted ASC 842 using the modified retrospective approach with an effective date of January 1, 2019 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. This standard provides a number of optional practical expedients in transition. The Company applied certain practical expedients to leases that commenced prior to the effective date as follows: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have  lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

In connection with the adoption of ASC 842, on January 1, 2019, the Group recorded an impact of US$ 1,735,966 on its assets and US$ 1,735,966 on its liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Group’s offices and warehouses. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC 820, Fair Value Measurement, as part of its disclosure framework project. ASU 2018-13 is effective for the Company beginning January 1, 2020. The amendments in ASU 2018-13 that relate to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments in ASU 2018-13 should be applied retrospectively to all periods presented upon their effective date. The adoption of ASU 2018-13 did not have a material impact on the Group’s disclosures.

ii. New and amended standards not yet adopted by the Group:

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Group for annual and interim reporting periods beginning January 1, 2023 assuming the Group will remain an emerging growth company at that date. The Group is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company beginning on January 1, 2021. Early adoption of the amendments is permitted. The adoption of ASU 2019-12 is not expected to have a material impact on the Group’s disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning after December 15, 2020. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of 2020-08 is not expected to have a material impact on the Group’s disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The adoption of 2020-10 is not expected to have a material impact on the Group’s disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3.	Divestment of subsidiaries and deconsolidation of Yang Infinity

Yang VIE and Xianggui

On April 27, 2020, the Group entered into a share transfer agreement with Xianggui Health Management, an entity jointly owned by the Group’s co-founders Ms. Wang and Mr. Zeng, pursuant to which the Group transferred all of the equity interests it held in Xianggui, representing 60% of its total outstanding share capital, to Xianggui Health Management, for a consideration of RMB3.4 million (US$521,000).  The consideration was calculated based on the fair value of the net assets of Xianggui.  The Group received the full amount in 2020.  On April 27, 2020,  Ms. Wang and Mr. Zeng entered into a share transfer agreement with Xianggui Health Management, pursuant to which Ms. Wang and Mr. Zeng transferred 100% of the equity interests in Yang VIE, an entity controlled by Xianggui through contractual arrangements to Xianggui Health Management at nil consideration.

The Group’s decision to diversify Xianggui and to deconsolidate Yang VIE is to restructure its operating entities and improve its operating results in the e-commerce health and wellness industry. The Company evaluated and determined that the divestment of Xianggui and the deconsolidation of Yang VIE did not constitute a strategic shift that has had or will have a material effect on its business operations and financial results. Therefore, the results of operations relating to Yang VIE and Xianggui were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Xianggui Health Management and the Group are under the common control of Ms. Wang and Mr. Zeng.  The difference between any proceeds and the carrying amounts of the net assets transferred was recognized in the Group’s additional paid-in capital as opposed to a gain. For the year ended December 31, 2020, the Group recognized US$200,322 in gain on divestment of Xianggui Shanghai and deconsolidation of Yang VIE, which was recorded as an additional paid-in capital, resulted from the 60% of net assets of Xianggui Shanghai and Yang VIE of US$285,455, and the total consideration of US$480,885 with exchange rate effect of US$4,892.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Shanghai Jieshi

On July 9, 2020, the Group entered into a share transfer agreement with Xianggui Health Technology. Pursuant to the agreement, the Group transferred 100% equity interests in Shanghai Jieshi, the Group’s wholly owned subsidiary, to Xianggui Health Technology for a consideration of RMB1.0 million (approximately US$0.2 million), which was based on the fair value of the net assets of Shanghai Jieshi.  The Group received the full amount in 2020.

The Group’s decision to diversify Shanghai Jieshi is to restructure its operating entities and improve its operating results in the e-commerce health and wellness industry. The Company evaluated and determined that the divestment of Shanghai Jieshi did not constitute a strategic shift that has had or will have a material effect on its business operations and financial results. Therefore, the results of operations relating to Shanghai Jieshi were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Xianggui Health Technology and the Group are under the common control of Ms. Wang and Mr. Zeng.  The difference between any proceeds and the carrying amounts of the net assets transferred is recognized in the Group’s additional paid-in capital as opposed to a gain. For the year ended December 31, 2020, the Group recognized approximately US$1.4 million in gain on disposal of Shanghai Jieshi, which was recorded as an additional paid-in capital, resulted from the net deficiency of Shanghai Jieshi of US$1.2 million, and the total consideration of US$142,684 with exchange rate effect of US$22,313.

Shanghai Hengshoutang

On October 28, 2020, the Group entered into share transfer agreement with Xianggui Health Technology.  Pursuant to the agreement, the Group transferred 70% of the equity interests in Shanghai Hengshoutang to Xianggui Health Technology for a consideration of RMB5.0 million (US$0.8 million), which was based on the fair value of the net assets of Shanghai Hengshoutang.  Approximately US$77,000 of the consideration was received by the Group in 2020, while the rest of US$0.7 million was net against payables to Ms. Wang and Mr. Zeng during the year ended December 31, 2020.

The Group’s decision to diversify Shanghai Hengshoutang is to restructure its operating entities and improve its operating results in the e-commerce health and wellness industry. The Company evaluated and determined that the divestment of Shanghai Hengshoutang did not constitute a strategic shift that has had or will have a material effect on its business operations and financial results. Therefore, the results of operations relating to Shanghai Hengshoutang were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Xianggui Health Technology and the Group are under the common control of Ms. Wang and Mr. Zeng.  The difference between any proceeds and the carrying amounts of the net assets transferred is recognized in the Group’s additional paid-in capital as opposed to a gain. For the year ended December 31, 2020, the Group recognized approximately US$340,445 in gain on disposal of Shanghai Hengshoutang, which was recorded as an additional paid-in capital, resulted from the 70% of net assets of Shanghai Hengshoutang of US$411,138, and the total consideration of US$744,103 with exchange rate effect of US$7,480.

4.	Risks and Concentration
(a)	Foreign exchange risk

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Credit and Concentration risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, prepayments, loan receivables, and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000. As of December 31, 2020, cash balance of US $ 3,894,720 was deposited with financial institutions located in PRC, of which approximately US $ 2,294,662 was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2020, cash balance of approximately US $ 2,990,585 was maintained at financial institutions in Hong Kong, of which approximately US $ 2,576,772 was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2020, cash balance of US $ 37,473,282 was deposited with a financial institution located in US, of which US $ 37,200,000 was subject to credit risk. As of December 31, 2020, cash balance of US $ 206,949 was maintained at banks in Korea, of which approximately US $ 162,159 was subject to credit risk. As of December 31, 2020 approximately US $ 147,788 and US $ 570,984 were deposited on the Group’s third party platform account located in the PRC and Hong Kong, respectively. This balance is fully covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party consumers. Loan receivables are also unsecured. The risk with respect to accounts receivable and loan receivables are mitigated by credit evaluations performed on them.

(i) Concentration of revenues

For the years ended December 31, 2018, 2019 and 2020, Customer A contributed 17%, 19% and 28% of total net revenue of the Group, respectively.

For the years ended December 31, 2019 and 2020, Customer C contributed 12% and 10% of total net revenue of the Group, respectively.

For the years ended December 31, 2018, 2019 and 2020, the Group, as a principal, earned net revenue, representing 34%, 23% and 25% of its total net revenue, respectively, through a third party online platform.

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

The following table summarized customers with greater than 10% of the accounts receivables:

	As of December 31,
	2019	2020
Customer A	24%	20%
Customer B	23%	34%
Customer C	Less than 10%	20%

(iii) Concentration of purchases

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020, one vendor contributed 34% of total purchase of the Group.

(iv) Concentration of accounts payable

The following table summarized vendors with greater than 10% of the accounts payable:

As of December 31,
2020
Vendor A	28%
Vendor B	14%

5.	Significant equity transactions

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

6.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and third party payment processors, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2019 and 2020:

	US$			US$ equivalent (RMB)			US$ Equivalent (Others)			Total in US$
	Overseas	PRC		Overseas	PRC		Overseas	PRC
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2019	44,865,166	103,214	-	997,219	2,177,509	61,456	894,277	-	-	49,098,841
December 31, 2020	39,092,003	258,019	-	667,662	3,778,978	5,511	1,482,135	-	-	45,284,308

7.	Accounts receivable, net

	As of December 31,
	2019	2020
	US$	US$
Accounts receivable, gross	50,063,491	42,200,500
Less: allowance for doubtful accounts	(234,072)	(194,862)
Accounts receivable, net	49,829,419	42,005,638

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance of doubtful accounts

	Year ended December 31,
	2018	2019	2020
	US$	US$	US$
At beginning of period	78,376	140,335	234,072
Addition	114,913	483,130	128,507
Reversal	(52,954)	(389,393)	(167,717)
At end of period	140,335	234,072	194,862

8.	Inventories

Inventories consist of the following：

	As of December 31,
	2019	2020
	US$	US$
Products	49,621,935	33,212,956
Packaging materials and others	272,579	50,138
Inventories	49,894,514	33,263,094

Inventories write-down are recorded in cost of product sales in the consolidated statement of operations and comprehensive income/(loss), which were US$ 639,679, US$ 1,194,496 and US$ 548,109 for the years ended December 31, 2018, 2019 and 2020, respectively.

9.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2019	2020
	US$	US$
Prepayments for products procurement (a)	11,445,152	2,902,347
Prepayments for service procurement (b)	2,102,793	210,863
Prepaid online platform promotion fees (c)	1,131,082	644,564
Deposits (d)	1,531,033	1,350,613
Loan deposits (Note 16)	430,034	—
Value-added tax (“VAT”) recoverable (e)	2,354,309	2,761,299
Employee advances (f)	85,495	13,676
Rental prepayments	107,521	278,364
Sales return assets	1,802,499	463,361
Others (g)	376,344	575,151
Total	21,366,262	9,200,238

(a)Prepayments for products procurement represent cash prepaid to the Group’s third party brand partners for the procurement of products.

(b)Prepayments for service procurement represent cash prepaid to the Group’s third party suppliers for the procurement of services in connection with the Group’s service revenue.  These services have not been rendered and will be provided within one year from the respective balance sheet dates.

(c)Prepaid promotion fees represent prepayments made to online platforms for future services to promote the Group’s products through online advertising. Such online platforms charge monthly expenses based on activities during the month, and once confirmed by the Group, the monthly expenses will be deducted from the prepayments made by the Group.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)Deposits mainly consists security deposits to list the Group’s products in the third party online platforms, and to secure timely supplies from the Group’s future purchases.

(e)Value-added tax recoverable represented the balances that the Group can utilize to deduct its value-added tax liabilities within the next 12 months.

(f)As of December 31, 2019 and 2020, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

(g)Others mainly represent prepayments made by the Group to certain of its logistic and other service providers.

10.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2019	2020
	US$	US$
Warehouse equipment	983,218	1,046,300
Furniture and office equipment	885,327	891,970
Leasehold improvements	614,302	656,792
Total	2,482,847	2,595,062
Less: Accumulated depreciation	(1,053,868)	(1,628,553)
Property and equipment, net	1,428,979	966,509

Depreciation recognized for the years ended December 31, 2018, 2019 and 2020 were US$ 185,969, US$ 559,063 and US$ 580,322, respectively.

11.	Leases

The Company leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are five years or less. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company’s leases qualify as operating leases. With the adoption of the new leasing standard, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at 4.4% to 6.2%, the Company’s incremental borrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

(a) The components of lease expenses were as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2020
	US$	US$
Lease cost:
Amortization of right-of-use assets	1,529,913	1,428,048
Interest of lease liabilities	106,324	83,559
Expenses for short-term lease within 12 months	187,741	243,971
Total lease cost	1,823,978	1,755,578

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) Supplemental cash flow information related to leases was as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2020
	US$	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	1,494,644	1,851,577
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	680,773	2,756,170

(c) Supplemental balance sheet information related to leases was as follows:

	December 31,	December 31,
	2019	2020
	US$	US$
Operating Leases
Operating lease right-of-use assets	1,203,961	2,434,221
Operating lease liability, current	(1,052,046)	(411,557)
Operating lease liabilities, non-current	(69,347)	(1,938,885)
Total operating lease liabilities	(1,121,393)	(2,350,442)

	December 31,	December 31,
	2019	2020
Weighted-average remaining lease term
Operating leases	1.01 years	4.43 years
Weighted-average discount rate
Operating leases	6.2%	4.8%

(d) Maturities of lease liabilities were as follows:

December 31,
2020
US$
2021	513,087
2022	555,115
2023	602,867
2024	617,193
2025	336,651
Total undiscounted lease payments	2,624,913
Less: imputed interest	(274,471)
Total lease liabilities	2,350,442

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Intangible assets, net

	As of December 31,
	2019	2020
	US$	US$
Cost:
Business license (a)	453,617	394,949
Trademark (b) (c)	1,388,361	42,744
Software	737,184	901,097
Total cost	2,579,162	1,338,790
Less: Accumulated amortization	(1,267,509)	(773,684)
Intangible assets, net	1,311,653	565,106

Intangible assets of the Group were mainly as follows:

(a)	In April 2017, the Group consummated an acquisition of all the equity interest of Hangzhou Duoduo Supply Chain Management Co., Limited with a total cash consideration of RMB 1.9 million (US$ 295,790).

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

(b)	In April 2016, non-controlling interest shareholders of Shanghai Hengshoutang contributed trademarks as their investment in Shanghai Hengshoutang.

The trademarks with a cost of RMB 3.0 million (US$ 464,475) is amortized over 10 years on a straight-line basis.

Shanghai Hengshoutang was disposed in October 2020.  See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

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

Shanghai Jieshi was disposed in July 2020.  See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

Amortization costs recognized for the years ended December 31, 2018, 2019 and 2020 were US$ 419,609, US$ 437,652 and US$ 248,224, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020, amortization expenses related to the intangible assets for future periods were estimated to be as follows:

December 31,
2020
US$
2021	232,051
2022	164,565
2023	98,499
2024	45,506
2025	24,485
565,106

13.	Loan receivable

On July 23, 2020, the Group has entered into an investment agreement with Anze Premium Health and Beauty Pte. Ltd. (“Anze”), a company involved in the research and development of Chinese herbal medicine-based health and wellness products.  The Group has committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon notes issued by Anze.

The convertible notes shall be repaid in installments starting in the 1st quarter of 2021 and ending in 2023.  The Group has the right to convert the convertible notes into equity at predetermined valuations starting in 2021.  However, the notes did not specify the conversion rate and the Group did not have any intention to amend the notes agreement with Anze to clarify the conversion term because the Group did not has any intention to exercise the conversion option.  As a result, the Group accounted for the zero coupon notes as loan receivable.

As of December 31, 2020, the loan receivable balance amounted to $646,000 and the balance was repaid in full in January 2021.

14.	Other non-current assets

Other non-current assets consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
Online store and other deposits	1,308,858	1,526,755
Prepayments for royalty fee (a)	218,325	-
Prepayments for equipment and software procurement	11,813	2,651
Total	1,538,996	1,529,406

(a)

In June 2019, the Group entered into agreement with a third party business partner for the usage of the business partner's images of characters on the products to be sold by the Group during the period from September 1, 2019 to September 30, 2020.  Pursuant to the agreement, the Group shall pay the business partner royalty fees based on certain percentage of the sales of related products during the contract period not lower than an agreed minimum royalty fee. The Group prepaid the minimum royalty fee to the business partner with the amount of US$ 339,215 in June 2019 which will be used to settle its future royalty fees. Prepaid royalty fee of US$ 96,424 and US$ 220,813 was amortized and recognized as sales and marketing expenses in the year of 2019 and 2020, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Long-term investment

On July 23, 2020, the Group has entered into an investment agreement with Anze Premium Health and Beauty Pte. Ltd. (“Anze”), a company involved in the research and development of Chinese herbal medicine-based health and wellness products.  The Group has committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon notes issued by Anze.  As of December 31, 2020, the Company has invested $5,904,000 in Anze.  It represents a 11.7% equity ownership in Anze, for which the Group currently does not have any significant influence over the operations of Anze and is not subjected to equity method accounting. Subsequent to December 31, 2020, the Company invested an additional US$ 1,450,000 in long-term investment in Anze for an additional 2.9% ownership for a total of 14.6%.

16.	Short-term borrowings
-	Bank borrowings

As of December 31, 2019 and 2020, the total short-term bank borrowings balance of the Group was US$ 23,253,294 and US$6,472,096, respectively. The short-term bank borrowings outstanding as of December 31, 2019 and 2020 carried a weighted average interest rate of 6.38% and 4.92% per annum, respectively.

a)	The Group’s bank facility arrangements are summarized as follows:

On October 18, 2018, two fully owned subsidiaries of the Group obtained a three-year revolving loan facility in an aggregate principal amount not exceeding US$25.0 million from Taipei Fubon Commercial Bank Co. Ltd., Hong Kong Branch. On March 25, 2020, this aggregate principal amount not exceeding US$18.0 million. Borrowings drawn down from the loan facility were charged by account receivables, bank accounts as well as inventories of these subsidiary and are also charged by certain of the Class B ordinary shares held by the Founders. As of December 31, 2019 and 2020, short-term bank borrowings with the amount of US$ 14,695,000 and US$2,200,000, respectively, were from such revolving loan facility.

On October 29, 2018, one of the fully owned subsidiaries of the Group obtained a two-year revolving loan facility in an aggregate principal amount not exceeding US$ 4,000,000 from The Hong Kong and Shanghai Banking Corporation Limited. As of December 31, 2019, borrowings drawn down from the loan facility were charged by certain accounts receivables with the carrying value of US$ 3,239,987 and bank deposits of US$ 2,000,000 which was classified as restricted cash and are also charged by the other two fully owned subsidiaries of the Group and the Founders. As of December 31, 2019, short-term bank borrowings with the amount of US$ 3,983,355 were from such revolving loan facility. The loan has been repaid as of December 31, 2020.

On March 18, 2019, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 2,150,168 (RMB 15,000,000) from China Merchants Bank, Shanghai Tianyaoqiao Branch. Borrowings drawn down from the loan facility were charged by the other fully owned subsidiary of the Group and the Founders. As of December 31, 2019, short-term bank borrowings with the amount of US$ 1,433,445 (RMB 10,000,000) were from such revolving loan facility. The loan has been repaid as of December 31, 2020.

On May 6, 2019, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 286,689 (RMB 2,000,000) from Ningbo Commerce Bank, Shanghai Branch. Borrowings drawn down from the loan facility were guaranteed by the Founders. As of December 31, 2019, short-term bank borrowings with the amount of US$ 274,603 (RMB 1,915,688) were from such revolving loan facility. The loan has been repaid as of December 31, 2020.

On August 14, 2020, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 766,295 (RMB 5,000,000) from Bank of Ningbo, Shanghai Branch. Borrowings drawn down from the loan facility were guaranteed by the Founders. As of December 31, 2020, short-term bank borrowings with the amount of US$ 766,295 (RMB 5,000,000) were from such revolving loan facility.

On September 18, 2020, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 153,259 (RMB 1,000,000) from Bank of Ningbo, Shanghai Branch. Borrowings drawn down from the loan facility were collateralized by the Company’s property and equipment and guaranteed by the Founders and a third party guarantor. As of December 31, 2020, short-term bank borrowings with the amount of US$ 134,102 (RMB 875,000) were from such revolving loan facility.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	The Group’s other bank borrowings are summarized as follows:

As of December 31, 2019 and 2020, bank borrowings of US$ 716,723 (RMB 5,000,000) and US$ 1,532,590 (RMB 10,000,000), respectively, were guaranteed by the Founders. On June 30, 2020, the Group entered into a one-year loan agreement with Industrial Bank, with a principal amount of US$ 1,226,072 and annual interest rate of 5.30%. On August 3, 2020, the Group entered into a six-month loan agreement with Industrial and Commercial Bank of China Limited, with a principal amount of US$ 306,518 and annual interest rate of 4.95%.

As of December 31, 2019, bank borrowings of US$ 716,723 (RMB 5,000,000) were guaranteed by one of the subsidiaries of the Group.

As of December 31, 2019, bank borrowings of US$ 1,433,445 (RMB 10,000,000) were collateralized by bank deposits of US$ 430,034 placed in  the third party bank account which was classified as deposits in prepayments and other current assets (Note 9).

As of December 31, 2020, bank borrowings of US$ 1,839,109 (RMB 12,000,000) were guaranteed by the Founders and a third party guarantor.  On November 30, 2020, the Group entered into a one-year loan agreement with Bank of Shanghai, with a principal amount of US$ 1,532,591 and annual interest rate of 3.85%. On December 7, 2020, the Group entered into a one-year loan agreement with Bank of Communications, with a principal amount of US$ 306,518 and annual interest rate of 4.05%.

-	Other borrowings

As of December 31, 2019 and 2020, the total other borrowings of the Group was US$ 11,262,659 and US$ 10,470,655, respectively.

From July to December 2019, the Group entered into several one-year loan agreements with a third-party company with a total principal amount of US$ 4,466,687 and annual interest rates of 10.9%. The loans were collateralized by certain accounts receivable with carrying value of US$ 5,739,895. The loan has been repaid as of December 31, 2020.

From September to December 2019, the Group entered into four-month loan agreements with a third-party company with a total principal amount of US$ 205,983 and annual interest rates of 10%. The loans were collateralized by certain accounts receivable with the carrying value of US$ 271,068. The loan has been repaid as of December 31, 2020.

From September to December 2019, the Group entered into six-month loan agreements with a third-party company, with a principal amount of US$ 4,812,000 and annual interest rate of 7.8%. The loan has been repaid as of December 31, 2020.

From October to December 2019, the Group entered into six-month loan agreements with a third-party company with a principal amount of US$ 1,777,989 and annual interest rate of 7%. The loans were collateralized by certain accounts receivable with the carrying value of US$ 2,214,141. The loan has been repaid as of December 31, 2020.

From January to September 2020, the Group entered into four-month loan agreements with a third-party company with a total principal amount of US$ 374,381 and annual interest rates of 10%. The loans were collateralized by certain accounts receivable with carrying value of US$ 418,558.

From January to September 2020, the Group entered into six-month loan agreements with a third-party company with a total principal amount of US$ 688,855 and annual interest rates of 6%. The loans were collateralized by certain accounts receivable with carrying value of US$ 576,736.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In October 2020, the Group entered into six-month loan agreements with a third-party company with a total principal amount of US$ 1,750,000 and annual interest rates of 8.5%.

From March to October 2020, the Group entered into one-year loan agreements with a third-party company with a total principal amount of US$ 2,898,859 and annual interest rates of 10.9%. The loans were collateralized by certain accounts receivable with carrying value of US$ 4,599,394.

In November 2020, the Group entered into one-year loan agreements with a third-party company with a total principal amount of US$ 1,703,693 and annual interest rates of 8.5%. The loans were collateralized by certain accounts receivable and inventories with carrying value of US$1,925,567 and collateralized by inventory in certain warehouse of the Group.

In December 2020, the Group entered into three-month loan agreements with a third-party company with a total principal amount of US$ 2,554,867 and annual interest rates of 7.8%.

From June to December 2020, the Group entered into three-month loan agreements with a third-party company with a total principal amount of US$ 500,000 and annual interest rates of 9%.

-	Bank and other borrowings:

There exists no restrictive financial covenants attached to all of the Group’s short-term borrowings.

The short-term other borrowings outstanding as of December 31, 2019 and 2020 carried a weighted average interest rate of 7.18% and 7.39% per annum, respectively.

Interest expenses of bank and other borrowings were US$ 978,477, US$ 2,605,167 and US$ 2,650,317 for the years ended December 31, 2018, 2019 and 2020, respectively.

17.     Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	US$	US$
Logistics expenses payables	1,103,398	1,041,570
Deposits from distributors	312,469	262,641
Redeemable non-controlling interests acquisition payables (Note 20)	3,120,583	—
Business acquisition payables	43,003	—
Payables for service procurement in connection with service revenue	2,284,011	2,222,142
Refund obligation of sales return	2,422,155	634,119
Others	1,231,369	878,389
Total	10,516,988	5,038,861

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Tax payables

	As of December 31,
	2019	2020
	US$	US$
Value added tax liabilities	1,237,365	1,617,172
Income tax payables	1,698,132	1,811,852
Urban maintenance and construction tax	14,160	24,661
Surtax for education expenses	7,555	39,140
Individual income tax withholding	6,052	4,544
Others	79,570	76,848
Total	3,042,834	3,574,217

The Group’s product revenues are subject to value-added tax at the rate ranging from 9% to 13%, and the Group’s service revenues are subject to value-added tax at the rate of 6%.

19.	Redeemable convertible preferred shares

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

During the Reorganization process (Note 1(b)), preferential rights associated with the 8.36% equity interest acquired by the Founders were removed and exchanged into 9,519,000 Class A Ordinary Shares of the Company in August 2018, which was considered as an extinguishment of the preferential rights. Subsequently in the same month, the Founders sold 8,880,894 Class A Ordinary Shares out of the 9,519,000 shares to third-party investors (Note 21).

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

The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was US$ 3,038,407 and US$ 1,022,461 for the years ended December 31, 2018 and 2019.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ii.	Extinguishment of 8.36% Round A preferred shares during the Reorganization

As described above, preferential rights associated with the 8.36% equity interest acquired by the Founders were removed during the Reorganization process and exchanged into 9,519,000 Class A Ordinary Shares of the Company. From accounting perspective, the Founders exchanged their preferred equity interests in ECMOHO Shanghai into the preferred shares of the Company and immediately exercise its conversion right to convert the preferred shares into Class A Ordinary Shares. Changes from the preferred equity interests in ECMOHO Shanghai to preferred shares of the Company were also considered as an extinguishment. Therefore, at the time of the extinguishment, the Round A preferred shares with the carrying amount of US$ 8,754,168 held by the Founders were derecognized, and corresponding preferred shares were measured at its fair value with the amount of US$ 19,495,152 on the extinguishment date, with the difference amounted to US$ 10,740,984 charged to additional paid-in capital. Simultaneously, the Founders converted the preferred shares to exchange 9,519,000 Class A Ordinary Shares of the Company (Note 21). The preferred shares with the carrying amount of US$ 19,495,152 were derecognized, and the corresponding Class A Ordinary Shares were increased by US$ 95 and US$ 19,495,057 in par value and additional paid-in capital, respectively.

Conversion of Preferred Shares upon IPO

Upon completion of the Company’s IPO in November 2019, 9,519,000 Class A-1 and 10,817,100 Class A-2 preferred shares were converted and designated as 20,336,100 Class A ordinary shares on a one-for-one basis, and 7,938,915 Series A preferred shares were converted and designated as 8,999,999 Class A ordinary shares on an average basis of 1-for-1.13 due to the adjustment of initial conversion ratio in accordance with the terms of Series A preferred shares (Note 5).

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Preferred Shares activities for the years ended December 31, 2018 and 2019 are summarized below:

	Round A Preferred Shares		Round B Preferred Shares		Class A-1 Preferred Shares		Class A-2 Preferred Shares		Series A Preferred Shares
	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)
Balances as of December 31, 2017	19,038,000	16,096,784	13,663,700	27,876,810	-	-	-	-	-	-
Accretion on convertible redeemable preferred shares to redemption value - Before Reorganization		1,018,493	-	1,574,737					-	-
*Reorganization - Extinguishment of 8.36% Round A preferred shares and exchanged into Class A Ordinary Shares	(9,519,000)	(8,754,168)	-	-	-	-	-	-	-	-
*Reorganization - Preferred shares exchanged into redeemable non-controlling interests (Note 20)	-	-	(2,846,600)	(6,167,333)	-	-	-	-	-	-
*Reorganization - Extinguishment of Round A and Round B preferred shares	(9,519,000)	(8,361,109)	(10,817,100)	(23,284,214)	9,519,000	19,495,152	10,817,100	26,172,432	-	-
*Reorganization - Subscription receivables					-	-	-	(89,222)	-	-
Issuance of convertible redeemable preferred shares, net of issuance costs	-	-	-	-	-	-	-	-	7,938,915	22,429,967
Accretion on convertible redeemable preferred shares to redemption value - After Reorganization	-	-	-	-	-	-	-	-	-	445,177
Balances as of December 31, 2018	-	-	-	-	9,519,000	19,495,152	10,817,100	26,083,210	7,938,915	22,875,144
*Reorganization - Subscription receivables	-	-	-	-	-	-	-	89,222	-	-
Accretion on convertible redeemable preferred shares to redemption value - After Reorganization	-	-	-	-	-	-	-	-	-	1,022,461
Conversion of preferred shares to Class A ordinary shares	-	-	-	-	(9,519,000)	(19,495,152)	(10,817,100)	(26,172,432)	(7,938,915)	(23,897,605)
Balances as of December 31, 2019	-	-	-	-	-	-	-	-	-	-

*These were transactions occurred during the Reorganization process of the Group, details please refer to Note 1(b), Note 19 and Note 20.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Redeemable non-controlling interests and non-controlling interests

(a)	Redeemable non-controlling interests

As described in Note 1(b) and Note 19 above, certain Round B Investors who collectively held 2.5% equity interests in ECMOHO Shanghai with preferential rights remained as the shareholders of ECMOHO Shanghai after the completion of the Reorganization.

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

Upon completion of the Company’s initial public offering in November 2019, the payment schedule was accelerated. Based on the Group’s negotiation with the non-controlling shareholders, payment of the consideration of US$ 2,215,392 and US$ 3,120,583 has been fully paid in 2019 and 2020, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2018 and 2019 is as follows:

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

In July 2020, the Group disposed its 100% equity interests in Shanghai Jieshi to Xianggui Health Technology in exchange for RMB 1.0 million (approximately US$ 153,000).

-	Xianggui

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In April 2020, the Group disposed its 60% equity interests to an entity fully owned by the Founders of the Company with the consideration of RMB 3.4 million (approximately US$ 521,000).

21.	Ordinary Share

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

As described in Note 1(b) and Note 19, upon the consummation of the above subscription, preferential rights associated with the 8.36% equity interest acquired by the Founders in ECMOHO Shanghai were removed and exchanged into 9,519,000 preferred shares of the Company, which was considered as an extinguishment of the original preferential rights (Note 19). Simultaneously, the Founders converted the preferred shares to exchange 9,519,000 Class A Ordinary Shares of the Company, and sold 8,880,894 Class A Ordinary Shares out of the 9,519,000 shares to third party investors (Note 19).

In September 2018, the Founders established a trust to hold 2,846,600 of the Company’s issued Class A Ordinary Shares. These ordinary shares were issued by the Company and held in trust for future potential subscription of new investors based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. In August 2019, all the Class A Ordinary Shares held in trust were cancelled. The trust does not hold any other assets or liabilities as at December 31, 2019, nor earn any income or incur any expenses for the years ended December 31, 2018 and 2019.

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

The Company has a dual class voting structure under which majority of the ordinary shares held by the Founders are designated as Class B Ordinary Shares and all of the other ordinary shares, including the shares held by others shareholders and the conversion of outstanding Preferred Shares, are designated as Class A Ordinary Shares. Each holder of outstanding Class A Ordinary Shares shall be entitled to cast the number of votes equal to the number of whole Class A Ordinary Shares held by such holder and each holder of outstanding Class B Ordinary Shares shall be entitled to cast the number of votes equal to ten times the number of whole Class B Ordinary Shares held by such holder. In May and November 2020, the board of directors approved the conversion of 3,794,784 shares of the Group’s Class B Ordinary shares to Class A Ordinary shares on a one-for-one basis for one of the Company’s shareholder. As of December 31, 2020, 3,794,784 shares of the Group’s Class B Ordinary shares have been converted to Class A Ordinary shares. On October 23, 2020, the board of directors approved the issuance of 2,000,000 additional shares of Class A Ordinary shares to extent the awards in relation to the Restriction Shares Units (“RSUs”) granted under 2018 Omnibus Incentive Plan. As of December 31, 2020, 2,000,000 shares of Class A Ordinary shares has been issued and 1,590,650 shares are vested (see Note 24).

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Revenues

The Group's revenues for the respective periods are detailed as follows:

	Year ended December 31,
	2018	2019	2020
	US$	US$	US$
Product Sales	167,136,099	273,202,495	280,138,505
Product Sales - Consignment arrangement	8,961,638	28,896,028	20,017,020
Services	22,917,299	27,381,393	4,783,240
Total	199,015,036	329,479,916	304,938,765

The Group’s breakdown of product sales revenue by product category for the respective periods are detailed as follow:

	Year ended December 31,
	2018	2019	2020
	US$	US$	US$
Health Supplements and Food	80,317,631	116,975,344	138,269,439
Mother and Child Care Products	69,269,605	131,926,890	118,728,576
Personal Care Products	11,289,494	24,293,333	25,553,477
Others	15,221,007	28,902,946	17,604,033
Total	176,097,737	302,098,523	300,155,525

23.	Finance expense, net

	Year ended December 31,
	2018	2019	2020
	US$	US$	US$
Interest expense	(978,477)	(2,605,167)	(2,650,317)
Interest income	52,934	91,320	35,035
Total	(925,543)	(2,513,847)	(2,615,282)

24.	Share-based compensation

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

Under the 2018 Plan, the Company granted 3,971,453, 472,220 and 2,048,991 restricted share units to its employees during the years ended December 31, 2018, 2019 and 2020, respectively. Restricted share units  granted to employees are measured based on the grant-date fair value.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For restricted share units granted with market condition whose vesting is contingent on the Company’s market value exceeding a specific amount, the Group adopted Monte Carlo simulation to determine the fair value while the Company was a private company and requisite service period, respective compensation expense is recognized using the straight-line method over the estimated requisite service period unless the market condition is satisfied before the end of the initially estimated requisite service period. Starting from November 2019, the Group is a publicly traded company with observable price in the stock U.S exchange market to determine the fair value and requisite service period.

Upon completion of the Company’s IPO in November 2019, share-based compensation expenses related to the restricted share units granted with performance condition of the occurrence of IPO was recognized immediately with the amount of US$ 209,764.

The following table summarizes activities of the Company’s restricted share units under the 2018 Plan for the years ended December 31, 2018, 2019 and 2020:

	Number of Restricted Share Units Outstanding	Weighted Average Grant Date Fair Value
		US$
Unvested at January 1, 2018	-	-
Granted	3,971,453	1.96
Unvested at December 31, 2018	3,971,453	1.96
Granted	472,220	2.64
Vested	(746,660)	1.96
Forfeited	(1,033,446)	2.13
Unvested at December 31, 2019	2,663,567	1.98
Granted	2,048,991	0.40
Vested	(843,990)	1.15
Forfeited	(2,113,283)	1.89
Unvested at December 31, 2020	1,755,285	1.09

As of December 31, 2020, there were US$ 1,018,864 of unrecognized compensation expenses related to restricted share units granted by the Company to the employees, which were expected to be recognized over  0.75 to 3.33 years.

To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

Share-based compensation expenses of US$ 356,549, US$ 1,575,029 and US$ 474,559 related to restricted share units granted was recognized for the years ended December 31, 2018, 2019 and 2020.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the U.S. treasury bonds with a maturity life equal to the expected life to expiration.

(c)	The Company has no history or expectation of paying dividends on its ordinary shares.

Prior to the listing of the Company’s ADSs on the NASDAQ Global Market, determining the fair value of the share options required the Company to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty.  Had the Company used different assumptions and estimates, the resulting fair value of the restricted share units and the resulting share-based compensation expenses could have been different.

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

Prior to the listing of the Company’s ADSs on the NASDAQ Global Market, valuations of the Company’s ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time.  The assumptions the Company uses in the valuation model are based on future expectations combined with management judgement, with inputs of numerous objective and subjective factors, including the following:

•	the Company’s operating and financial performance;
•	current business conditions and projections;
•	the Company’s stage of development;
•	the prices, rights, preferences and privileges of the Company’s convertible preferred shares relative to its ordinary shares;
•	the likelihood of liquidity events or redemption events;
•	any adjustment necessary to recognize a lack of marketability for the Company’s ordinary shares; and
•	the market performance of industry peers.

In order to determine the fair value of the Company’s ordinary shares underlying each share-based award grant, the Company first determined its business enterprise value, or BEV, and then allocated the BEV to each element of its capital structure (convertible redeemable preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method.  In the Company’s case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis.  Increasing probability was assigned to the mandatory conversion scenario during 2017 and 2018 in light of preparations for the Company’s initial public offering.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In determining the fair value of its BEV, the Company applied the income approach/discounted cash flow, or DCF, analysis based on its projected cash flow using management’s best estimate as of the valuation date.  The determination of the fair value of its ordinary shares requires complex and subjective judgments to be made regarding its projected financial and operating results, its unique business risks, the liquidity of its shares and its operating history and prospects at the time of valuation.

The fair values of restricted share units are determined based on the fair value of the Company’s ordinary shares and BEV.  As a measure of sensitivity, for every 1% increase of BEV over management’s estimates as of the grant date of the restricted share units, share based compensation expenses recognized in the year ended 2018 and 2019 would be US$3.6 thousand and US$15.8 thousand higher, respectively.

25.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income/(loss). The total amounts charged to the consolidated statements of operations and comprehensive income/(loss) for such employee benefits amounted to US$1,767,987, US$3,080,729 and US$ 1,286,783 for the years ended December 31, 2018, 2019 and 2020, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

26.	Income Taxes
(a)	Cayman Islands

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2018	2019	2020
PRC statutory income tax rates	25.00%	25.00%	25.00%
Change in valuation allowance	(15.08%)	86.99%	(0.50%)
Effect of permanent differences	2.55%	25.70%	(11.31	%) **
Additional tax deduction for qualified research and development expenses	(2.68%)	(10.84%)	(6.33%)
Effect of tax holiday*	-	(115.48)%	(8.51%)
Difference in tax rate of subsidiaries outside the PRC	(3.44%)	(0.06%)	1.60%
Total	6.35%	11.43%	(0.05%)

*Yi Ling (Shanghai) Information Technology Co., Limited, fully owned subsidiary of the Group, obtained its software enterprise certificate in June 2019 for 1 year and in October 2020 for another 1 year and is entitled to two years tax exemption from Corporate Income Tax (“CIT”) for the years of 2019 and 2020 and a 50% CIT reduction for the succeeding three years thereafter.

** For the year ended December 31, 2020, 3.52% represents shares-based compensation not deductible in the PRC returns, 7.79% represents the Company’s Cayman Island operating expenses not deductible in the PRC returns and other non-taxable and deductible items such as meal and entertainment expenses.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income/(loss)are as follows:

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Current income tax expense	1,503,504	56,898	78
Deferred tax expense/(benefit)	(1,086,380)	192,741	(6,582)
Income tax expense/(benefit), net	417,124	249,639	(6,504)

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2019 and 2020 are as follows:

	Year Ended December 31,
	2019	2020
	US$	US$
Deferred tax assets:
Tax loss carry-forwards	3,706,113	3,661,528
Inventory provision	66,042	81,944
Allowance for doubtful accounts	46,883	50,503
Unrealized Profit	6,473	6,920
Other deductible temporary difference	2,112	—
Total deferred tax assets	3,827,623	3,800,895
Less: Valuation allowance	(3,039,926)	(2,971,506)
Net deferred tax assets	787,697	829,389

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(138,406)	(24,684)
Net deferred tax liabilities	(138,406)	(24,684)

As of December 31, 2019 and 2020, the PRC entities of the Group had tax loss carryforwards of approximately US$ 3,706,113 and US$3,661,528, respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will expire in varying amounts between 2021 and 2025. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

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

As of December 31, 2019 and 2020, valuation allowances of US$ 3,039,926 and US$2,971,506 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.

Movement of valuation allowance is as follows:

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Beginning balance	2,129,655	1,139,566	3,039,926
Current year additions	423,742	2,108,356	3,929,241
Reversal of valuation allowances	(1,413,831)	(207,996)	(3,997,661)
Ending balance	1,139,566	3,039,926	2,971,506

Valuation allowances were reversed by US$1,413,831 in the year ended December 31, 2018 attributable to a certain domestic subsidiary of the Group that has been profitable during the recent two consecutive years and expects to generate sufficient future taxable income which is more likely than not to utilize its deferred tax assets.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Increase of the valuation allowance in the year ended December 31, 2019 was mainly due to certain of the Group’s start-up PRC subsidiaries experienced losses at their preliminary stage of business and full valuation allowances were provided against their deferred tax assets, mainly related to loss carry forwards.

Reversal of valuation allowances in the year ended December 31, 2020 was due to the Group disposed four PRC subsidiaries in the year of 2020 and such valuation allowances relating to these subsidiaries were fully deconsolidated. The additions in valuation allowances was due to the Group’s PRC subsidiaries experienced losses as COVID-19-related disruptions have had an adverse impact on the Group’s results of operations.

27.	Related Party transactions

Transactions with related parties and balances amount due to related parties were as follows:

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Transaction with related parties
Repayment of advances to related parties (i)	(2,474,371)	(10,593,662)	(5,214,261)
Proceeds of advances from related parties (i)	8,964,847	9,436,151	3,409,587
Proceeds of borrowings from related parties (ii)	3,000,000	6,000,000	10,000,000
Repayment of borrowings from related parties(ii)	-	(2,000,000)	(10,600,000)
Reimbursement to related parties	201,907	331,956	292,736
Acquisition of equity interests of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	(18,737,426)	-	-
Subscription fees from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	15,261,676	-	-
Proceeds from sale of equity interests in subsidiaries (Note 3)	-	-	710,392
Sale consideration from sale of equity interests in a subsidiary offset with amounts due to related parties (Note 3)	-	-	652,401
Gain from sale of equity interests in subsidiaries to related parties recognized to additional paid-in capital (Note 3)	-	-	1,950,871

	As of December 31,
	2019	2020
	US$	US$
Balance amount with related parties
Payable due to related parties (i)	(5,511,642)	(708)
Borrowings and interests due to related parties (ii)	(10,721,819)	(9,400,000)

(i)

The Group drawn down interest free advances from Founders, members of Founders immediate families and special purpose vehicles controlled by the Founders and Shareholders during the periods presented. As of December 31, 2019 and 2020, payables due to these related parties amounted to US$ 5,511,642 and US$ 708, respectively.

(ii)

On September 18 and October 17, 2017, April 11, 2018 and November 12, 2019, the Group entered into loan agreements with a fully owned subsidiary of one of the investors of Class A-2 (Round B) preferred shares, who became Class A ordinary shareholder, Techlong International Investment Limited, after the Company’s IPO in November 2019, with the principle amount of US$ 1,500,000, US$ 1,500,000, US$ 3,000,000 and US$ 2,000,000 and interest rate of 6.00%, 6.00%, 6.00% and 8.00%, respectively, prior to 2020. Starting from 2020, interest rate for loans aforementioned were all 8% per annum. Such borrowings shall be repaid upon the lender’s request.  In May 2020, the Group entered into supplementary loan agreements with a fully owned subsidiary of one of its Class A ordinary shareholders, pursuant to which the borrower agreed to, with respect to its existing loans to the Group with the principle amount of US$ 8,000,000, waive certain interests thereon and adjust the repayment schedule. In addition, Mr. Leo Zeng has agreed to enter into certain amended loan agreements with the shareholder in respect of 4,000,000 Class B ordinary shares to guarantee the Group’s payment obligations under the loan agreements. As of December 31, 2019 and 2020, payables due to the related party amounted to US$ 8,721,819 and US$ 7,400,000, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 26, 2019, the Group entered into loan agreements with the fully owned subsidiary of one of Class A ordinary shareholders, Delta Capital Growth Fund II, L.P. with the principle amount of US$ 2,000,000 and interest rate of 10.00%, and such borrowing has been repaid subsequently on February 21, 2020. The Group re-entered such loan agreement on November 10, 2020 with the same term of principle amount and interest rate.

28.	Basic and diluted net earnings/(loss) per share

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	Year Ended December 31,
	2018	2019	2020
Numerator:
Net income/(loss) attributable to ECMOHO Limited	6,123,990	2,296,555	(13,298,912)
Accretion on convertible redeemable preferred shares to redemption value (Note 19)	(3,038,407)	(1,022,461)	-
Accretion to redemption value of redeemable non-controlling interests (Note 20)	(129,896)	(311,757)	-
Extinguishment of convertible redeemable preferred shares (Note 19)	(24,763,245)	-	-
Net income/(loss) attributable to ordinary shareholders-Basic	(21,807,558)	962,337	(13,298,912)
Net income/(loss) attributable to ordinary shareholders-Diluted	(21,807,558)	962,337	(13,298,912)
Denominator:
Denominator for basic (loss)/earnings per share weighted-average ordinary shares outstanding	84,970,000	98,104,216	139,619,496
Dilutive impact of Class A-1 preferred shares conversion	-	7,954,232	-
Dilutive impact of Class A-2 preferred shares conversion	-	9,038,947	-
Dilutive impact of restricted share units	-	547,469	-
Denominator for dilutive earnings/(loss) per share weighted-average ordinary shares outstanding	84,970,000	115,644,864	139,619,496
Basic earnings/(loss) per ordinary share:	(0.26)	0.01	(0.10)
Diluted earnings/(loss) per ordinary share:	(0.26)	0.01	(0.10)
Denominator:
Denominator for basic earnings/(loss) per ADS weighted-average ADS outstanding	21,242,500	24,526,054	34,904,874
Denominator for dilutive earnings/(loss) per share weighted-average ADS outstanding	21,242,500	28,911,216	34,904,874
Basic earnings/(loss) per ADS:	(1.03)	0.04	(0.38)
Diluted earnings/(loss) per ADS:	(1.03)	0.03	(0.38)

Note:

(1)

Vested but unregistered restricted share units are included in the denominator of basic earnings/(loss) per share calculation once there were no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of nil, 164,279 (41,070 ADSs) and 901,997 (225,499 ADSs) related to these restricted share units are included in the denominator for the computation of basic EPS for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following ordinary shares equivalent were excluded from the computation of diluted net earnings/(loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2018	2019	2020
Preferred shares — weighted average	30,265,462	6,633,889	—
Restricted share units — weighted average	95,446	—	671,551

29.	Commitments and contingencies
(a)	Purchase commitments

As of December 31, 2019 and 2020, no purchase commitments was related to the products procurement from third party brand partners.

(b)	Capital Commitments

As of December 31, 2019 and 2020, no capital commitments was related to leasehold improvement and purchase of equipment.

(c)	Litigation

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

(d)	Impact of COVID-19

The ongoing outbreak of the noval coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic.  The Group’s operations and financial performance have been affected by significant increases in international freight costs in light of the COVID-19 pandemic and such increases have had an impact on the Group’s fulfillment expenses.  In addition, during the first quarter of calendar year 2020 some of the Group’s third-party business partners in China, in particular domestic logistics and transport services providers, experienced temporary shut-downs or worker absenteeism and were unable to meet their obligations to the Group. This has had an adverse impact on the Group’s ability to promptly provide its customers with the products they purchased, which, in turn, had affected the Group’s financial performance with overall revenues decrease by approximately US$ 24.5 million for the year ended December 31, 2020 as compared to 2019.  However, most parts of China was re-opened in April 2020 and the government has consistently monitor the situation and only have very limited restriction on high-risk city or provinces throughout 2020.  As a result, the Group did not expect that the COVID-19 will continue to have negative effect of the Group in 2021.  Potential impact to the Group’s results of operations for 2021 will also depend on economic impact due to the pandemic and if any future resurgence of the virus, which are beyond the Group’s control. There is no guarantee that the Group’s revenues will grow or remain at a similar level year over year in 2021.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	Subsequent events

In January 2021, the Group formed three joint-ventures on which the Group owned 51% equity interest of these joint-ventures in Hong Kong, May Sky (Hong Kong) Health Management Co., Ltd., Y Tech (Hong Kong) Health Technology Limited and ECMOHO (Hong Kong) International Trade Company Ltd., which mainly engage in products sales business.

In January 2021, the Group formed three joint-ventures on which the Group owned 51% equity interest of these joint-ventures in PRC,  Shanghai Ranyi Information Technology Co., Ltd., Shanghai Yiyao Information Technology Co., Ltd. and Shanghai Kangyao Information Technology Co., Ltd., with each of register capital of approximately US$ 0.2 million. These 51% owned subsidiaries were set up to support products sales business in the PRC.

In January 2021, the Group established a wholly owned subsidiaries of Wuhu Hengcang Supply Chain Management Co., Ltd. in PRC, which mainly engages in providing storage services.

In January 2021, the Group entered into a supplementary loan agreement with Delta Capital Growth Fund II, L.P, the Group’s related party who is a fully owned subsidiary of one of its Class A ordinary shareholders, pursuant to which the borrower agreed to, with respect to its existing loans to the Group with the principle amount of US$2,000,000 to be due on March 5, 2021 with an annual interest rate of 10.0%.   In March 5, 2021, the loan is extended to May 8, 2021 with the same term.

In February 2021, the Group entered into a supplementary loan agreement with Techlong International Investments Limited, a company under the common control with CID Greater China Fund V, L.P., pursuant to which the borrower agreed to, with respect to its existing loans to the Group, extend to the Group an additional principal amount of US$1,000,000 to be due on May 31, 2021 with an annual interest rate of 8.0%.

In February 2021, the Company issued 4,000,000 Class A Ordinary Shares to extent the awards in relation to the RSUs granted under 2018 Omnibus Incentive Plan.

31.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiary and the VIE subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiary and the VIEs to satisfy any obligations of the Company.

As of December 31, 2019 and 2020, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to approximately US$ 34,626,132 and US$ 24,762,927, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIEs and VIE subsidiary to satisfy any obligations of the Company.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

BALANCE SHEETS

	As of December 31, 2019	As of December 31, 2020
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	43,806,283	37,473,282
Prepayments and other current assets	-	39,954,153
Total current assets	43,806,283	77,427,435
Investments in subsidiaries, VIEs and VIEs’ subsidiary	50,520,768	10,671,658
Total assets	94,327,051	88,099,093
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	6,178,925	4,441,419
Amounts due to related parties	4,023,233	3,850,000
Total liabilities	10,202,158	8,291,419
Commitments and contingencies (Note 29)
Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 shares authorized at December 31, 2019 and December 31, 2020; 63,567,099 and 69,361,883 shares issued at December 31, 2019 and December 31, 2020, respectively; 63,567,099 and 69,361,883 shares outstanding at December 31, 2019 and December 31, 2020, respectively)	635	693
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 and 71,355,616 shares authorized, issued and outstanding at December 31, 2019 and December 31, 2020, respectively)	752	714
Additional paid-in capital	105,944,278	108,369,688
Accumulated other comprehensive (loss)/income	(2,264,635)	4,291,628
Accumulated deficit	(19,556,137)	(32,855,049)
Total shareholders’ equity	84,124,893	79,807,674
Total liabilities and shareholders’ equity	94,327,051	88,099,093

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

STATEMENTS OF OPERTATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Operating expenses:
Fulfillment expenses	—	—	(40,898)
Sales and marketing	—	—	(192,685)
General and administrative	(521,616)	(616,906)	(1,538,732)
Research and development	—	—	(28,740)
Total operating expenses	(521,616)	(616,906)	(1,801,055)
Loss from operations	(521,616)	(616,906)	(1,801,055)
Finance expense, net	—	—	(264,176)
Foreign exchange gain, net	—	—	103,132
Equity in income(loss) of subsidiaries and VIEs	6,515,710	2,601,704	(11,336,812)
Net income/(loss)	5,994,094	1,984,798	(13,298,912)
Less: Accretion on Round A convertible redeemable preferred shares to redemption value	(1,018,493)	—	—
Less: Accretion on Round B convertible redeemable preferred shares to redemption value	(1,574,737)	—	—
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(445,177)	(1,022,461)	—
Less: Extinguishment of convertible redeemable preferred shares (Note 19)	(24,763,245)	—	—
Net income/(loss) attributable to ordinary shareholders	(21,807,558)	962,337	(13,298,912)
Net income/(loss)	59,994,094	1,984,798	(13,298,912)
Foreign currency translation adjustment, net of nil tax	(670,073)	(844,266)	6,302,263
Comprehensive income/(loss)	5,324,021	1,140,532	(6,996,649)

Note: In the Company’s statements of operations and comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020, accretion to redemption value of redeemable non-controlling interests amounted to US$ 129,896, US$ 311,757 and US$ 0 were treated as the subsidiary’s cost and accordingly were included in the equity in income of subsidiaries and VIEs in the Company’s statements of operations and comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020, respectively.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2019	2020
	US$	US$	US$
Net cash used in operating activities	(165,067)	(567,446)	(8,381,595)
Net cash used in investing activities	(31,816,817)	(10,502,538)	—
Net cash provided by financing activities	31,985,825	54,872,326	80,767
Net increase/(decrease) in cash and cash equivalents	3,941	43,802,342	(8,300,828)
Cash and cash equivalents, beginning of year	—	3,941	43,806,283
Cash and cash equivalents, end of year	3,941	43,806,283	37,473,282