Form 20-F
period 2021-12-31
ECMOHO Ltd
filed 2022-05-13
CIK 1763197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                to

Commission file number: 001-39121

ECMOHO Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands	5th Floor, 909 Tianyaoqiao Road Xuhui District Shanghai, 200030 The People’s Republic of China
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Zoe Wang

Tel.: +86 21 5456 5223

Email: ir@ecmoho.com

Address:

5th Floor, 909 Tianyaoqiao Road

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

As of December 31, 2021, there were (i) 133,581,883 Class A ordinary shares, par value US$0.00001 per share, including 106,037,596 Class A ordinary shares represented by 26,509,399 American depositary shares, and (ii) 59,355,616 Class B ordinary shares, par value US$0.00001 per share. Each American depositary share represents four (4) Class A ordinary shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  ☐    No  ☐

i

Conventions that apply to this Annual Report on Form 20-F

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

●	“we,” “us,” “our company” and “our” refer to ECMOHO Limited, a Cayman Islands exempted company with limited liability (or its predecessors as the context requires), and its subsidiaries, consolidated affiliated entities (including the variable interest entity) and their respective subsidiaries;
●	“ADRs” refers to our American depository receipts, which evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents four (4) of our Class A ordinary shares;
●	“brand partners” refers to owners of non-proprietary brands (represented in our brand portfolio), each of which is managed by a dedicated operations team;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;
●	“Class A ordinary share” refers to a Class A ordinary share in the capital of our company, with a par value of US$0.00001 per share;
●	“Class B ordinary share” refers to a Class B ordinary share in the capital of our company, with a par value of US$0.00001 per share;
●	“ECMOHO Hong Kong” refers to ECMOHO (Hong Kong) Health Technology Limited, a limited company established under the Laws of Hong Kong;
●	“ECMOHO Shanghai” or “WFOE”, refers to our wholly-owned subsidiary in China, Shanghai ECMOHO Health Biotechnology Co, Ltd., a limited liability company established under the Laws of the PRC;
●	“EIT Law” refers to the Enterprise Income Tax Law of the PRC;
●	“initial public offering” refers to our initial public offering of 4,675,000 ADSs (including ADSs sold in connection with the over-allotment offering), representing 18,700,000 of our Class A ordinary shares;
●	“integrated solution provider” refers to entities that provide services connecting producers with consumers by combining global sourcing capabilities with local distribution channels and coverage. Such providers typically offer integrated solutions consisting of one-stop information technology solutions, online and offline store operations, digital marketing, warehousing and logistics, and customer management;
●	“KOLs” refers to key opinion leaders who have extensive experience or industry insights in the various subsectors of the health and wellness industry;
●	“major brand partners” refers to our brand partners, each of which contributed over US$10.0 million to our product sales revenues in the designated period;
●	“ordinary shares” refers, collectively, to our Class A ordinary shares and Class B ordinary shares;
●	“the variable interest entity” or “the VIE” refers to Shanghai Yibo, an entity that ECMOHO Limited controls and consolidates through contractual arrangements;
●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Shanghai Yibo” refers to Shanghai Yibo Medical Equipment Co., Ltd.;
●	“SKU” refers to stock keeping unit, which, for the purpose of this annual report on Form 20-F, can be a combination of other stock keeping units;
●	“US$” or “U.S. dollars” refers to the legal currency of the United States of America;
●	“Xianggui Shanghai” refers to Xianggui (Shanghai) Biotechnology Co., Ltd; and
●	“Yang Infinity” refers to Yang Infinity (Shanghai) Biotechnology Co., Limited, the former variable entity in China, which was deconsolidated in April 2020.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2019, 2020 and 2021.

Our reporting currency is the U.S. dollar. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates for the convenience of the reader. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.3757 to US$1.00, the exchange rate set by the People’s Bank of China on December 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 6, 2022, the noon buying rate was RMB6.6651 to US$1.00.

Cautionary Note Regarding Forward-looking Statements

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. All statements other than statements of historical fact in this annual report on Form 20-F are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will” and similar expressions. These forward-looking statements include, without limitation, statements relating to:

●	the continued growth of the e-commerce market or the health and wellness industry in China;
●	our ability to manage the expansion of our business and implement our business strategies;
●	our ability to anticipate changes in customer and consumer preferences;
●	our ability to maintain and develop favorable relationships with e-commerce channels, brand partners, content generators and other third parties involved in our ecosystem;
●	our ability to compete with other companies and new entrants to the market effectively;
●	our capital needs and ability to source such capital on acceptable terms;
●	dependence on key management personnel and quality and retention of personnel generally;
●	regulatory changes in the PRC and compliance with such regulations;

●	the impact of the COVID-19 pandemic on the PRC economy, our major brand partners in the United States and Europe and our operations and financial performance;
●	our ability to effectively manage our inventory and warehousing capabilities;
●	the effectiveness of our own information technology systems and infrastructure;
●	other factors that may affect our business, financial condition and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

You should thoroughly read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIE and Its Respective Individual Shareholders

ECMOHO Limited, our ultimate Cayman Islands holding company, does not have any substantive operations other than (1) directly controlling our subsidiaries in Hong Kong and China, which conduct our health and wellness business operations in China, and (2) indirectly controlling Shanghai Yibo, the variable interest entity, which holds an ICP license but does not have any substantial operations in China. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company, rather than purchasing equity securities of the VIE. As used in this annual report, “we,” “us,” “our company,” “the Company” or “our” refers to ECMOHO Limited, a Cayman Islands company, its subsidiaries in China. The VIE currently does not have substantive operations in China.

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive technology consulting and service agreement, power of attorney and spousal consent letters, have been entered into by and among the WFOE, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—-Contractual Arrangements with the Variable Interest Entity.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business,” and “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure — The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operation through a series of contractual agreements with the VIE. The contractual agreements with the VIE are designed to provide ECMOHO Shanghai, or the WFOE, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including full control rights and the rights to the assets, property, and revenue of the VIE. As a result of our direct ownership in ECMOHO Shanghai and its contractual agreements with the VIE, we are deemed as the primary beneficiary of the VIE. In 2019, 2020 and 2021, revenue attributable to the VIE and our former variable entity in China was US$29 thousand, US$67 thousand and nil, respectively.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never directly hold equity interests in the VIE. If the PRC government finds that contractual arrangements with the VIE do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our control over the VIE. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, our ability to develop e-commerce business through the VIE and the prospect of our company.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We conduct our business operations primarily through our wholly-owned subsidiaries in China. We also control the VIE through certain contractual arrangements, which holds an Internet Content Provision (“ICP”) License and may develop e-commerce platforms in the future. We, together with the VIE, are subject to PRC laws relating to, among others, restrictions over foreign investments in value-added telecommunications business set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). To the extent that we plan to develop e-commerce platforms in the future, we have to implement such business strategy through the VIE under our contractual arrangements.

We and the VIE face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIE, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIE face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the PCAOB audit inspection requirements. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIE and may intervene with or influence our operations or the development of the health and wellness industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China.”

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our subsidiaries in China and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIE in China, including, among others, food operation license. However, due to the uncertainties of interpretation and implementation of relevant laws and regulations, and the enforcement practice by government authorities in the PRC, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China, or that we will be able to renew our existing licenses and permits in the future. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of healthcare industry and Internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

As of the date of this annual report, we, our PRC subsidiaries and the VIE are not required to obtain approval or permission from the CSRC, the CAC or any other regulatory entity for the operations of the VIE and our PRC subsidiaries, or for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

ECMOHO Limited transfers cash to ECMOHO (Hong Kong) Heath Technology Limited (“ECMOHO Hong Kong”), its wholly-owned subsidiary in Hong Kong, by making capital contributions or providing loans, and ECMOHO Hong Kong transfers cash to the subsidiaries in China, Japan, Hong Kong, and Korea by making capital contributions or providing loans to these entities. Because ECMOHO Limited and the WFOE control the VIE through contractual arrangements, they are not able to make direct capital contributions to the VIE. However, they may transfer cash to the VIE by loans or by making payments to the VIE for inter-group transactions.

In 2019, 2020 and 2021, ECMOHO Limited provided working capital of US$14.6 million, US$16.5 million and US$17.9 million to its subsidiaries in China and overseas jurisdictions, respectively. For the years ended December 31, 2019, 2020 and 2021, the WFOE and its subsidiaries transferred US$1.8 million, US$0.9 million and US$96 thousand to Yang Infinity, our former variable interest entity, and the VIE, respectively.

The VIE may transfer cash to the WFOE and its subsidiaries by paying service fees according to exclusive technology consulting and service agreements. For the years ended December 31, 2019, 2020 and 2021, the total amount of service fees that Yang Infinity and the VIE paid to the WFOE and its subsidiaries under the exclusive technology consulting and service agreement was US$2.8 million, US$0.7 million and nil, respectively.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to ECMOHO Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The restricted amounts include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the VIE, and were US$18.7 million, US$14.4 million and US$14.3 million as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

ECMOHO Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

PCAOB’s Inspection over Financial Statements

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by Friedman LLP, an independent registered public accounting firm that is headquartered in the United States. Friedman LLP is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Friedman LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely by the PCAOB. Therefore, we have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (“HFCAA”), as of the date of this annual report. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB as not being inspected or investigated completely because of a position taken by one or more authorities in China, the SEC may prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our ADSs could be prohibited from trading in the United States as early as 2023. If we fail to meet the listing standards specified in the HFCAA in the future, we could face possible delisting from the Nasdaq, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

A. [Reserved]

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

Summary Risk Factors

Risks Related to Our Business and Industry

●	Our business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.
●	If the e-commerce market or the health and wellness industry in China does not grow, or grows more slowly than we expect, the demand for our products and solutions could be materially and adversely affected.
●	We may not be able to effectively manage the expansion of our business or optimally implement our business strategies.
●	If we fail to anticipate evolving consumer preferences for health and wellness products and/or fail to cater effectively to consumer demands, our ability to attract and retain customers may be materially and adversely affected.
●	Our success depends on our ability to maintain relationships with existing brand partners and to develop relationships with new brand partners.
●	We may be unable to compete effectively against stronger and better-resourced e-commerce companies, offline competitors or new entrants to the health and wellness market, and we may lose market share as a result.
●	We may need additional capital but may not be able to obtain it on acceptable terms, or at all.
●	We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate or retain our staff could hinder our ability to maintain and grow our business.
●	We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.
●	We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products sold on our platform.

Risks Related to Our Corporate Structure

●	We are a “controlled company” within the meaning of the Nasdaq corporate governance requirements, which may result in public investors having less protection than they would if we were not a controlled company.
●	If the PRC government finds that the agreements that establish the operating structure for some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our control over the VIE.
●	The shareholders of the VIE may have potential conflicts of interest with us.

Risks Related to Doing Business in China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of healthcare industry and Internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our ADSs on U.S. stock exchanges.

Risks Related to Our ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	If we fail to regain compliance with Nasdaq’s minimum bid price requirement, the ADSs could be subject to delisting.
●	The issuance of additional shares in the future may impact the price of our ADSs and our ability to regain compliance with Nasdaq’s minimum bid price requirement.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	Our dual-class share structure with different voting rights limits our investors’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and holders of our ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. Since January 2020, the Chinese government has imposed a series of strict and protracted measures, including quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the country. Governments across the globe have responded to contain the spread and reduce the risk of exposure to infection through international travel restrictions, lockdowns of cities and wider regions, business closures and strict social distancing measures. Starting from March 2022, China has experienced a new round of regional COVID-19 outbreaks. In particular, we have been subject to quarantine measures imposed by regulatory authorities in Shanghai, where our headquarters are located, since March 2022. As of the date of this annual report, the impact of the quarantine measures was limited to work-from-home policy implemented at our offices in Shanghai. We face risks associated with decline in sales order and delay in delivery due to prolonged quarantine measures implemented in Shanghai, although currently the impact of quarantine measures has been limited, as we have not experienced disruption of logistics in all of our warehouses, which are not located in Shanghai. Relaxation of restrictions on economic and social activities in the future may also lead to new cases, which may lead to reimposition of travel restrictions and quarantine measures.

The COVID-19 pandemic and the associated efforts to contain the spread of the disease have caused unprecedented disruptions to the global economy, impacted business operations across many industries and geographies and created significant volatility and uncertainty, all of which have had a material adverse effect on our results of operations, cash flows and overall financial position. For example, during the implementation of quarantine measures in China, our operations were affected as many of our employees were unable to return to work following the Lunar New Year public holiday. We only resumed full operations and achieved full staffing levels in mid-March 2020. Moreover, during the first quarter of 2020, some of our third-party business partners in China, in particular, domestic logistics and transport service providers, experienced temporary shutdowns or worker absenteeism and were unable to meet their obligations to us. These events had an adverse impact on our ability to promptly provide our customers with the products they purchased, which, in turn, has affected our financial performance. Although domestic logistics and transport services providers have resumed their ordinary course of business, there has been and may continue to be a significant increase in international freight costs in light of the COVID-19 pandemic due to tight supply chain capacity, which has had and may continue to have an impact on our fulfillment expenses. Furthermore, we have experienced and expect to continue to experience disruptions to our supply chains if our brand partners, especially international brand partners based in the United States and Europe, are severely impacted by the COVID-19 pandemic or government-imposed quarantines. If we are unable to procure products from our key brand partners when required, our operations, financial condition and results of operations may be adversely impacted in the foreseeable future and such impacts may be material. If we choose to increase the levels of inventory we hold, when possible, to minimize the risk of experiencing product shortages, we may be exposed to increased inventory risk due to accumulated excess inventory, which may have an adverse impact on our results of operations and financial condition. See “—If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.” Additionally, our ability to enter into agreements with new brand partners has been impacted by pandemic related restrictions on business travels, causing a decrease in the number of brand partners, which has affected and may continue to adversely affect our product sales and revenues. If we fail to find alternative brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected. We have modified our business practices in response to the COVID-19 pandemic, and started to provide integrated solutions, including e-commerce business solutions, digital marketing services and e-commerce third- party operation management services to our brand partners. We have also terminated business relationships with some of our then existing brand partners with whom we had less favorable terms. However, the impact of our new initiatives in response to COVID-19 is uncertain and we may be subject to additional risks related to our new initiatives.

The longer-term trajectory of COVID-19, the spread of virus variations, and effectiveness and availability of the vaccines, and their impact on our industry and the broader economy are still difficult to assess or predict and pose significant uncertainties that are difficult for us to quantify and beyond our control. For example, in July 2021 and March 2022, COVID-19 outbreaks began to spread to multiple locations in China. The new outbreaks were reported to be associated with the highly contagious Delta and Omicron variants, which raised concerns over the outlook of future quarantine measures that have been or may be adopted in response. As such, we are currently unable to predict with the ultimate long-term impact of COVID-19 pandemic on our business, financial condition, liquidity and results of operations. As a result of our brand optimization strategy and the impact of COVID-19 related supply-chain disruption, we experienced a 57.3% decrease in product sales revenues from US$300.2 million in 2020 to US$128.0 million in 2021 and a 43.4% decrease in service revenues from US$4.8 million in 2020 to US$2.7 million in 2021. The COVID-19 outbreak may continue to have an adverse impact on our results of operations in the foreseeable future.

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

Continued demand for our products and solutions depends on whether the e-commerce market and the health and wellness industry in China will continue to grow. The long-term viability and prospects of the online retail business in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control, including:

●	developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and e-commerce market or the health and wellness industry;
●	the penetration rates of Internet services, personal computers and mobile connectivity;
●	the trust and confidence level of e-commerce consumers in China, as well as changes in consumers’ demographics and preferences;
●	whether alternative retail channels or business models that better address the needs and preferences of consumers emerge in China; and
●	the development of fulfillment, payment and other ancillary services associated with online purchasing.

Additionally, our future results of operations will depend on numerous factors affecting the development of the health and wellness industry in China, including:

●	changes in the spending power of Chinese consumers;
●	the prevalence of health issues and chronic diseases among Chinese consumers;
●	the impact of the COVID-19 pandemic; and
●	the ongoing health and wellness market deficiencies and consumer mistrust of incumbent health and wellness product and service providers.

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

As a provider of an e-commerce platform for health and wellness products, we are subject to legal and regulatory requirements applicable to multiple industries in China. These industries primarily include the Internet and health and wellness industries. We have been subject to penalties by PRC regulatory authorities in the past due to our failure to comply with their requirements, including those in relation to pricing.

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

Additionally, China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. The PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through our marketplaces and websites were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

As our operations in China are subject to regulations over the Internet, health and wellness industries, value-added telecommunications services, food business, pharmaceutical operations and services, online drug and medical device operations and online trading and e-commerce, any industry-wide adverse regulatory development or policies adopted by the relevant authorities to influence the development of such industries may significantly change the demand for our products and services, impose additional restrictions over our business operations, and otherwise materially and adversely affect our business, financial condition and results of operations.

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

In addition, a small number of brand partners contribute a significant portion of our total revenues. For example, in 2021, the single largest brand partner in terms of the revenue contribution of its products accounted for 27.1% of our total net revenues. In the same period, the ten largest brand partners in terms of the revenue contribution of their products, in the aggregate, accounted for 90% of our total net revenues. Moreover, four of the ten largest brand partners in terms of revenue contribution in 2021 are under the common control of a global food and beverage company. While our relationships with these four brand partners were developed independently and they are each managed by a dedicated operations team, we cannot assure you that failure to maintain a satisfactory relationship with one of these brand partners in the future will not adversely affect our reputation with the other brand partners under common control. Furthermore, the loss of one or more of our largest brand partners may result in a material and adverse effect on our financial condition and results of operation. In addition, we may not be able to collect account receivables from our brand partners in a timely manner or at all. For example, we incurred allowance for doubtful accounts of US$5.5 million in 2021. The incurrence of significant allowance for doubtful accounts or bad debt provisions for our account receivables would adversely affect our financial condition.

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

We incurred net losses in 2020 and 2021, and we may not achieve or maintain profitability.

We incurred a net loss of US$13.5 million in 2020 and US$55.7 million in 2021. We may not be able to achieve or maintain profitability in the future. Although we have strengthened our management ability and internal control in order to achieve profitability, including improving our inventory and working capital turnover rate, return on marketing and promotion investment, and expenditure on selling and administration activities, we still face the risks in relation to introducing new brand partner and achieving profit due to the weaker than expected consumer demand and downturns in macroeconomic in future.

Any failure to increase our revenues sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive operating cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

We incurred net cash outflow in the past, and we may not be able to obtain additional capital when needed on acceptable terms, or at all.

In order for us to continue to grow, we need significant amount of working capital to fund our inventory. In addition, we may require additional capital in case of operating losses as well as any investments or acquisitions we may decide to pursue. For example, net cash used in operating activities reached US$14.2 million in 2019 and net cash provided by operating activities was US$21.6 million and US$4.1 million in 2020 and 2021, respectively. However, we may incur operating cash outflows in the future due to the expansion of our business and the corresponding increase in inventory. See “—If we fail to effectively manage our inventory, our reputation, results of operations and financial condition may be materially and adversely affected.”

If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities, including convertible notes, or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, the PRC governmental regulations over foreign investment and the health and wellness industry and the PRC regulations over overseas offerings. Any debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. In addition, incurring indebtedness would subject us to increased debt service obligations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms acceptable to us, or at all, particularly in light of the ongoing COVID-19 pandemic. Any such failure could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to the interests of our existing shareholders.

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

To realize our mission of providing comprehensive health and wellness solutions to our consumers, we have implemented expansion strategy and have experienced rapid growth in recent years. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or even decline for many reasons, including competition, and industry and economy conditions. We have continued to widen our relationships with existing brand partners to include more offerings, procuring new brand partners with different products, improving our logistic and fulfillment capabilities to support our expanded offering and growing through acquisitions of complementary businesses. We have also continued to strengthen our multi-channel value proposition by leveraging new ways to market and distribute products, including social media platforms, short video platforms and offline promotions. Additionally, we are exploring new business opportunities in providing integrated solutions including e-commerce business solutions, digital marketing services and e-commerce third-party operation management services. In particular, we plan to put more emphasis on offering brand partners with technology-centric services to add value and therefore reinforce our relationship. To execute our business initiatives and promote service-oriented business model, we need to upgrade our technology infrastructure and recruit and train more technical staff, which will lead to increased costs and expenses. This expansion has contributed to a heightened level of complexity of our business, in terms of both the type and scale of our operations, which may place a significant strain on our operational, financial and technical resources and increase demands on our management and employees. We cannot assure you that we will be able to continue to manage our growth, improve our profitability or execute our strategies effectively, and any failure to do so may materially and adversely affect our business and prospects.

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

We forecast consumer demand by relying on a number of factors, including:

●	the purchase history of consumers;
●	performance metrics from our customers, especially third-party e-commerce channels;
●	market intelligence, including intelligence on product innovation and introduction;
●	changes in consumer spending patterns; and
●	event-driven factors, such as cyclical demand for preventative products.

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

As a result of the COVID-19 pandemic, our third-party couriers have been unable to consistently fulfill online orders to our customers in a timely manner. We also experienced delays in getting products from our suppliers and incurred higher shipping costs in inbound and outbound shipments, all of which have had an adverse impact on our business. Although domestic logistics and transport services providers have recovered and resumed their ordinary course of business, there has been and may continue to be a significant increase in international freight costs in light of the COVID-19 pandemic, which has had and may continue to have an impact on our fulfillment expenses. See “—Our business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.”

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

We depend on a small number of e-commerce channels to sell products to consumers. As a result, we derive a substantial portion of our revenue from activity on these channels. For example, in 2019, 2020 and 2021, sales on Alibaba’s Tmall platform contributed approximately 21%, 20% and 19% of our total net revenues, respectively.

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

We maintain cooperation arrangements with third-party couriers to deliver our products to our customers. We rely on a select number of third-party delivery services, for example Cainiao, the primary deliverer of cross-border sales through the Tmall platform. In 2019, 2020 and 2021, Cainiao was paid approximately 32%, 29% and 25%, respectively, of our third-party delivery fees, and the goods delivered by Cainiao accounted for approximately 11%, 13% and 16%, respectively, of our revenue in the same periods. As such, we may face adverse consequences if there are interruptions to, or failures in, these third parties’ delivery services. Such interruptions or failures could prevent the timely or proper delivery of our products to consumers, eroding consumer confidence and reducing repeat orders. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions, including as a result of public health emergencies, or labor unrest. While we may claim compensation for disruptions under our standard agreements with third-party delivery services, such claims are subject to a complicated review process and we cannot provide assurance that any compensation payments would make up for the lost consumer goodwill. Also, any significant increase in delivery fees charged by these third parties may result in a significant increase in our online distribution expenses. If we fail to find other reliable third-party couriers on commercially acceptable terms, our profitability may be harmed.

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

We have cultivated a reputation of trustworthiness and excellence among our brand partners and our consumers. We believe that our reputation is a key reason for consumers to make purchases, and for brand partners who choose us to distribute their products and provide them with market insights and strategies. As a result, we depend on our reputation for the continued success of our business operations and for generating revenue. However, we cannot be certain that we will be able to maintain our positive reputation in the future. Our reputation may be materially and adversely affected by a number of factors, many of which are beyond our control, including:

●	negative developments or events relating to our proprietary products or the products of our brand partners which are sold on our platform, or which we provide to third-party e-commerce platforms, including with respect to their efficacy or side effects;
●	lawsuits and regulatory investigations against us or otherwise relating to products associated with us or our industry in general;
●	improper or illegal conduct by our employees or brand partners that is not authorized by us; and
●	adverse publicity associated with us, our products or our industry, whether founded or unfounded.

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

We partnered with healthcare experts and KOLs to generate health and wellness content. These content generators, who receive a fixed fee from us, provide general advice on trending health and wellness topics and, based on product information from our brand partners, combine such advice with product recommendations. We may be held liable for any false or misleading statements or representations made by the healthcare experts on our platforms. When these healthcare experts publish health management plans and make health and wellness recommendations, they may make false or misleading statements or representations in relation to the suitability, effectiveness, use or potential side effects of such plans or products. These healthcare experts may also be negligent in their observations or fail to specify that their recommendation is general in nature and may not apply to the circumstances of particular consumers. We may not always have appropriate disclaimers in place on our platforms.

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

We source our products from brand partners globally. We purchase these products primarily using U.S. dollars, and these products are ultimately sold to the Chinese domestic market, whose participants primarily make their purchases in Renminbi. There is ordinarily a temporal gap between the point at which we purchase products and the point at which we receive payment for the products sold. As a result, we are subject to the fluctuations of the currency exchange markets, particularly in the value of RMB to the U.S. dollar. If the value of Renminbi declines during the temporal gap relative to the U.S. dollar, we may face a lower profit margin, or in some cases a loss, on the products sold. For example, we had an exchange rate loss of US$393.0 thousand in 2019, an exchange rate gain of US$979.1 thousand in 2020, and an exchange rate loss of US$860.8 thousand in 2021.

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

We have incurred and expect to continue to incur substantial share-based compensation expenses.

We have adopted share incentive plans on September 30, 2018 and May 19, 2021. See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2019, 2020 and 2021, we recorded US$1.6 million, US$474,559 and US$2.6 million, respectively, in share-based compensation expenses. We will continue to grant share-based compensation in the future in order to attract and retain key personnel and employees. Consequently, our share-based compensation expenses may be recurring and even significantly increase in absolute amount, which may have a material adverse effect on our results of operations.

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

Our business collects and processes a large quantity of personal, transaction and behavioral data. We face risks in the handling and securing of these large volumes of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and governmental authorities relating to such data.

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

If the contents we distribute are deemed by the relevant authorities in the PRC to be medical in nature, we may be subject to additional regulations and incur substantial compliance cost, and our business prospects, results of operations and financial condition may be materially and adversely affected.

The distribution of medical information and medical advertisements are subject to PRC regulations. Any website operator that provides medical information services must obtain certain licenses and approvals by relevant authorities before engaging in such businesses in China. As of December 31, 2021, we, together with certain healthcare experts and KOLs, generated health and wellness articles to address growing market demand, and we publish such contents on social media accounts we operate, and these contents are sometimes provided to news and information outlets with embedded links to our online stores. If information displayed on our social media accounts or otherwise distributed by us is considered medical information or medical advertisement by relevant authorities, we may be subject to additional regulations. As a health and wellness integrated solution provider, we do not possess the required licenses or approvals required for distribution of medical information and medical advertisements. Consequently, if required by relevant authorities, we may need to scale back, rearrange or alter the content or information displayed on our platforms and adjust our business model. We may also incur substantial compliance costs, and as a result, our business prospects, results of operations and financial condition may be adversely affected.

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

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including, amongst other things:

●	uncertainty regarding the impact of the coronavirus epidemic in China and several major economies around the world;
●	ongoing political and economic tensions between the United States and China; and
●	the ongoing uncertainty in the wake of the United Kingdom’s recent exit from the European Union.

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

In April 2022, we received a request for arbitration from Puritan’s Pride Inc., in connection with the alleged breach of the distribution agreement between Puritan’s Pride Inc., and a subsidiary of ours dated December 12, 2016, as amended on December 31, 2019 (the “Distribution Agreement”). Puritan’s Pride is seeking no less than approximately US$17.1 million in damages for the alleged breach of the Distribution Agreement. As of the date of this annual report, this arbitration claim remains in its preliminary stage, and we are unable to estimate the result of such claim. We are actively assessing our strategies to defend this claim.

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

We regularly examine a range of corporate opportunities, including acquisitions and divestments, with a view to determining whether such opportunities will enhance our strategic position and financial performance. We plan to expand our business both geographically and in terms of the products and services that we offer to our customers and brand partners. In pursuit of this strategy, we may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. For example, on July 23, 2020, we entered into an investment agreement with Anze Premium Health and Beauty Pte. Ltd., or Anze, a company involved in the research and development of Chinese herbal medicine-based health and wellness products. We are committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon notes issued by Anze. As of December 31, 2021, we made investment of US$7.4 million in Anze, representing approximately 14.6% of its equity interest. For the year ended December 31, 2021, we recorded impairment loss of US$7.3 million due to reduced profit projection of Anze as a result of negative impact of Covid-19. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by a third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business or experience declines in business performance, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

As a result of the initial public offering, we have become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2020, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, when we cease to be an “emerging growth company” as the term is defined in the Jumpstart Our Business Startups Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We may experience difficulty in meeting these reporting requirements in a timely manner.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2019, we and our former independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2018, relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2020 and 2021, we and our current independent registered public accounting firm identified the same material weakness in our internal control over financial reporting as of December 31, 2020 and 2021, respectively.To remedy this identified material weakness, we have started to undertake steps to strengthen our internal control over financial reporting, including: (1) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (2) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements; (3) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; and (4) engaging an external consultant firm with experienced staff holding the CPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2021. We also plan to hire more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function. However, these measures have not been fully implemented, and we concluded that the material weakness in our internal control over financial reporting had not been fully remediated as of December 31, 2021. We will continue to implement measures to remediate the material weakness.

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2021, pursuant to new information technology methodology, we and our independent registered public accounting firm identified additional material weaknesses in our internal control over financial reporting as of December 31, 2021 relating to information technology control, in the areas of (1) data backup and recovery management, (2) system and data accesses, and (3) information, cybersecurity and vulnerability risk assessment and management. Following the identification of these material weaknesses, we plan to take measures to remedy our information technology control. For details, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.”

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

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

For example, the COVID-19 pandemic and the associated business uncertainty and volatility has had an adverse impact on our business, financial condition and results of operations. See “—Our business, financial position, liquidity and results of operations have been, and are likely to continue to be, materially and adversely affected by the COVID-19 pandemic.”

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

Our co-founders, Ms. Zoe Wang, who serves as our Chairman and Chief Executive Officer, and Mr. Leo Zeng, who serves as our Chief Operating Officer and Acting Chief Financial Officer, collectively held 81.1% of the total voting rights in our company as of May 11, 2022, and we are, and expect to continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules. As a controlled company, we rely on certain exemptions that are available to controlled companies from the Nasdaq corporate governance requirements. Examples of the requirements from which we are exempt include the requirements that:

●	the majority of our board of directors consists of independent directors;
●	our compensation committee be composed entirely of independent directors; and
●	our corporate governance and nominating committee be composed entirely of independent directors.

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

If the PRC government finds that the agreements that establish the operating structure for some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our control over the VIE.

Under current PRC laws and regulations, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications services provider (subject to several exceptions).

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunications services in China. We do not currently provide value-added telecommunications services because our sales of goods purchased by us does not constitute providing value-added telecommunications services. The variable interest entity, Shanghai Yibo, however, holds an ICP license and may develop e-commerce platforms for other trading parties.

We entered into a series of contractual arrangements with Shanghai Yibo and its shareholders, which enable us to:

●	exercise effective control over Shanghai Yibo;
●	receive substantially all of the economic benefits of Shanghai Yibo; and
●	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Yibo when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Shanghai Yibo and hence consolidate its financial results as the VIE. In 2021, revenue attributable to the VIE was nil.

In the opinion of Commerce & Finance Law Offices, our PRC counsel, the ownership structure of the VIE, currently does not result in any violation of the applicable PRC laws or regulations currently in effect; and the agreements under the contractual arrangements among ECMOHO Shanghai, the VIE and VIE’s shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws and regulations currently in effect.

However, our PRC counsel also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. If the PRC government finds the agreements that establish our Internet-based business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties, including being prohibited from continuing operations.

If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of the VIE;
●	shutting down our website, or discontinuing or restricting the conducting of any transactions between certain of our PRC subsidiaries and the VIE;
●	imposing fines, confiscating the income from the VIE or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from or exert effective control over the VIE; or
●	prohibiting or restricting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties may result in an adverse effect on our ability to develop e-commerce business in the future. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC governmental authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have an adverse effect on our financial condition and results of operations.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Although substantially all of our revenues are generated by our PRC and Hong Kong subsidiaries, and substantially all of our assets are held by our PRC and Hong Kong subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Yibo and its shareholders to hold our ICP license, which will enable us to develop value-added telecommunication business. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you such remedies will be effective. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

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

In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over the VIE or to develop relevant businesses. As a result, our business, financial condition, results of operations and prospects would be adversely affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE, Ms. Zoe Wang and Mr. Leo Zeng, may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among ECMOHO Shanghai, Shanghai Yibo and the shareholders of Shanghai Yibo were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Yibo’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Yibo for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Shanghai Yibo for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be adversely affected if the VIE’s tax liabilities increase or if it is required to pay punitive interest.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020, which replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Supreme People’s Court of China issued the Interpretation on the Application of the Foreign Investment Law of the PRC on December 26, 2019, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment (Negative List) as void because the contracts have not been approved or registered by administrative authorities. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since these rules are relatively new, uncertainties still exist in relation to their interpretation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations, or whether they may be invalid in whole or in part. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.

The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

Network operators in China are subject to numerous laws and regulations, and have the obligations to, among others, (1) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (2) implement technical measures to monitor and record network operation status and cybersecurity incidents, (3) implement data security measures such as data classification, backups and encryption, and (4) submit for cybersecurity review under certain circumstances.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. As advised by our PRC counsel, Commerce & Finance Law Offices, the exact scope of operators of “critical information infrastructure” under the Measures for Cybersecurity Review and current PRC regulatory regime remains unclear, and is subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.”

Although we do not believe we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws, the relevant regulatory authority may not agree with our assessment. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” that currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. If we are subject to the cybersecurity review, we may be required to suspend the provision of any existing or new services to our customers and consumers, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore leading to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (2) listing abroad of data processors processing over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the Draft Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

Adverse changes in China’s or global economic and political policies could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and substantially all of our revenues are generated from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including the extent of the government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainties from the PRC government.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven across different regions and between economic sectors, and the growth rate of the Chinese economy has gradually slowed since 2010, which trend may continue. Furthermore, China’s GDP growth turned negative in the first quarter of 2020. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The COVID-19 pandemic has impacted the global and Chinese economy severely in 2020. Our results of operations and financial condition have been affected negatively by the spread of COVID-19 in 2020 and 2021. Any severe or prolonged slowdown in the global or Chinese economy may further materially and adversely affect our business, results of operations and financial condition.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our listed securities.

We conduct our operations in China through our PRC subsidiaries and the VIE, with which we have maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares and/or ADSs. The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. On November 14, 2021, the CAC released the draft Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Draft Measures for Internet Data Security is in the process of being formulated and the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the trading of our ADSs on U.S. stock exchanges.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the shares or ADS of such company from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. On December 16, 2021, the PCAOB determined that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, and indicated that it will reassess its determinations at least annually.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by Friedman LLP. Friedman LLP, is registered with the PCAOB and is subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. However, the recent developments would add uncertainties to the trading of our ADSs on U.S. stock exchanges, and we cannot assure you whether Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

As of the date of this annual report, we have not been identified as a “Commission-Identified Issuer,” which is an issuer identified by the SEC as having filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. PCAOB may in the future determine that it cannot inspect or fully investigate our auditor, and we may become a “Commission-Identified Issuer” as a result, which will cause the delisting of our securities in the Nasdaq and the cease of trading of our securities in over-the-counter market in the United States.

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

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall complete the filing procedures required by and submit relevant information to the CSRC. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures did not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of offshore financing activities, including follow-on offerings, to make loans or additional capital contributions to our PRC subsidiaries.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholder loans or capital contributions. Any loans from us to our PRC subsidiaries, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiaries or 200% of its net assets, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to our PRC subsidiaries is subject to the requirement of necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. SAFE Circular 19 adopts a concept of “discretionary conversion,” which is defined as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the enterprise’s actual business needs. No review of the purpose of the funds is required at the time of conversion under SAFE Circular 19. However, use of any RMB funds converted from its registered capital shall be based on true transactions. In addition, equity investments using converted registered capital are no longer prohibited under SAFE Circular 19.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities, or used for construction and purchase of non-self-used real estate (excluding real estate enterprises) or unless otherwise expressly provided in law, directly or indirectly used in securities investment or other financial management excluding the bank capital preservation products.

Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our equity offering and notes offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and that the target investment projects are genuine and in compliance with PRC laws.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our offshore financing activities, including equity offerings, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, our PRC subsidiaries may allocate discretionary portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund. These reserves and funds are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt, the debt instruments may restrict its ability to pay dividends or make other payments to us. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Distributions made by PRC companies to their offshore parents are generally subject to a 10% withholding tax under the Enterprise Income Tax Law. Pursuant to the Enterprise Income Tax Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate on dividends paid by our PRC subsidiaries to our Hong Kong subsidiary would generally be reduced to 5%, provided that our Hong Kong subsidiary is the beneficial owner of the PRC sourced income. Further, the State Taxation Administration promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.” Although our PRC subsidiary is wholly owned by our Hong Kong subsidiary, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiary to its parent company in Hong Kong if our Hong Kong subsidiary is not regarded as a “beneficial owner.”

Limitations on the ability of our PRC subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of our PRC subsidiaries and the VIE, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

A portion of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity. Currently, our PRC subsidiaries, which are wholly foreign-owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the VIE.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;
●	changes in the economic performance or market valuations of other transaction service platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the market for health and wellness products;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

Substantial future sales or perceived potential sales of our ADSs, Class A ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, Class A ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of May 11, 2022, we had 138,581,883 Class A ordinary shares outstanding, including 115,037,596 Class A ordinary shares represented by ADSs. All of our ADSs are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

If we fail to regain compliance with Nasdaq’s minimum bid price requirement, the ADSs could be subject to delisting.

For the period from November 8, 2019 to March 17, 2022, the ADSs were listed on the Nasdaq Global Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Global Market. These requirements include maintaining a minimum closing bid price of US$1.00 per ADS for a period of 30 consecutive trading days. On September 16, 2021, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules as the closing bid price per ADS had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until March 15, 2022 to regain compliance with Nasdaq’s minimum bid price requirement. In response, we submitted an application to transfer the listing the ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. On March 16, 2022, the Nasdaq’s Listing Qualifications department approved our request to transfer the listing of the ADSs from the Nasdaq Global Market to the Nasdaq Capital Market, which took effect on March 17, 2022, and the ADSs are currently listed on the Nasdaq Capital Market. As a result of the transfer to the Nasdaq Capital Market, Nasdaq granted us a second period of 180 calendar days, or until September 12, 2022, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price per ADS must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to September 12, 2022.

The transfer of our listing to the Nasdaq Capital Market is not expected to have any impact on trading in the ADSs. The ADSs will continue to trade under the symbol “MOHO.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing, including the minimum bid price requirement of at least US$1.00 per ADS pursuant to Rule 5550(a)(2) of the Nasdaq Listing Rules. However, the transfer of listing may reduce the liquidity of the ADSs and cause further declines in the market price of the ADSs.

We have not regained compliance with the minimum bid price requirement as of the date of annual report. We are closely monitoring the bid price of our ADSs, and may consider available options, such as an adjustment of our ADS-to-Class A ordinary share ratio, to increase the per ADS price of our ADSs. As required by Nasdaq, we confirmed that we would implement a reverse stock split or ADS ratio change, if necessary, to regain compliance with the minimum bid price requirement. However, there can be no assurance that we will be able to regain compliance with the minimum bid price requirement in a timely manner. If we fail to regain compliance by September 12, 2022, or if we fail to meet the other continued listing requirements of the Nasdaq Capital Market, we may be subject to delisting. The delisting of the ADSs may significantly reduce the liquidity of the ADSs, cause further declines to the market price of the ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

The issuance of additional shares in the future may impact the price of our ADSs and our ability to regain compliance with Nasdaq’s minimum bid price requirement.

We had 197,937,499 ordinary shares issued and outstanding shares as of May 11, 2022, representing (1) 138,581,883 Class A ordinary shares, among which 115,037,596 Class A ordinary shares were in the form of 28,759,399 ADSs, and (2) 59,355,616 Class B ordinary shares, which can be converted into equal number of Class A ordinary shares at the discretion of the holders thereof. On August 5, 2021, we completed an underwritten public offering of an aggregate of 10,000,000 ADSs of the Company, at a public offering price of US$0.90 per ADS. The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of our ADSs to decline. The issuance of additional shares by us that has the effect of reducing the price of the trading price of the ADSs may also prevent us from being able to regain compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) prior to September 12, 2022, which may result in our ADSs being suspended from trading or delisted from the Nasdaq Capital Market. If a suspension of trading or delisting of the ADSs were to occur, there would be significantly less liquidity in our securities. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.

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

As of May 11, 2022, Ms. Zoe Wang and Mr. Leo Zeng beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 30.0% of our total issued and outstanding share capital and 81.1% of the aggregate voting power of our total issued and outstanding share capital as of May 11, 2022, due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits our investors’ ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and holders of our ADSs may view as beneficial.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, based upon the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2021. However, no assurance can be given as to whether we will be a PFIC in the current taxable year or the foreseeable future because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. If the market price of our ADSs does not increase or declines, we may become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—U.S. Federal Income Taxation—PFIC Rules.”

As a foreign private issuer, we are permitted to, and we will continue to, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Class A ordinary shares and holders of the ADSs than they would enjoy if we were a domestic U.S. company.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq Stock Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. Specifically, we do not (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have an audit committee be composed of at least three members; or (iv) hold annual general shareholder meeting. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly foreign-owned enterprises and the VIE. Most of our directors and all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or China, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (2020 Revision) (as amended) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company, ECMOHO Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, ECMOHO Limited. is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (1) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands; and (2) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, we cannot assure you that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We will continue to incur increased costs as a result of being a public company, particularly when we cease to qualify as an “emerging growth company,” which may strain our resources.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, imposes various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (1) irrevocably elect to “opt out” of such extended transition period or (2) no longer qualify as an emerging growth company.

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

Item 4.Information on the Company

A.History and Development of the Company

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

In April 2019, we launched XG Health, our proprietary integrated family health management and service platform, which offers offline retailers and consumers a range of health and wellness products and rich content. In April 2020, we divested our 60% interest in Xianggui Shanghai, our subsidiary through which we operated the XG Health platform. See “—Divestment of our interest in the XG Health platform” for more information.

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

In the first quarter of 2020, we entered into various business cooperation arrangements with certain companies to offer digital marketing, data analytics services and other services. For example, in March 2020, we commenced offering online and offline marketing services to Beingmate Baby & Child Food Co., Ltd. and in April 2020 we commenced offering marketing services to L&P Cosmetic Co., Limited.

On July 23, 2020, we entered into an investment agreement with Anze, a company involved in the research and development of Chinese herbal medicine-based health and wellness products. We are committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon notes issued by Anze. As of December 31, 2021, we made investment of US$7.4 million in Anze, representing approximately 14.6% of its equity interest.

Disposition of our proprietary brands

In 2016, we acquired two brands to provide tailored products that target underserved market niches, Heng Shou Tang, which is a traditional Chinese herbal tonics brand, and KGC, which is a household healthcare equipment brand that specializes in premium massage chairs. The products of these two brands are manufactured by third parties with whom we enter into annual manufacturing and supply agreements. In 2019 and 2020, combined revenues from the sales of Heng Shou Tang and KGC products were US$6.0 million and US$3.0 million, respectively. In 2020, the combined revenues from the sales of Heng Shou Tang and KGC products represented less approximately 1.0% of our total net revenues. In July 2020 and October 2020, we sold the two brands KGC and Heng Shou Tang, respectively, through equity transfer agreements with Shanghai Xianggui Health Technology Co., Ltd., an entity then controlled by our co-founders, Ms. Wang and Mr. Zeng.

Divestment of our interest in the XG Health platform

We developed XG Health, an integrated family health management and service platform that connects consumers and specialty offline retailers with our brand partners and healthcare experts and offers health management plans such as blood pressure control and weight management programs. These health management plans, prepared by the doctors and nutritionists, contain detailed guidelines on dietary plans and other daily routines and, where relevant, include product recommendations. Consumers may reach out to these healthcare experts for further inquiries and receive customized health and wellness recommendations. XG Health also provides a rich array of carefully selected health and wellness products. Consumers may purchase these products for themselves or promote these products on social media and earn commissions on an actual sale. In addition, in mid-2019, we launched an XG Health mobile app for retailers, enabling them to source health and wellness products from us and we rolled out a pilot program to invite owners of specialty stores in “lower-tier” cities, townships and rural area in Anhui Province in China to register on this app, and we plan to expand our offline coverage nationwide.

We operated XG Health through our PRC-incorporated subsidiary Xianggui Shanghai. In 2019, sales through our XG Health platform accounted for less than 1.0% of our total net revenues. In early 2020, during the COVID-19 pandemic, as cities, towns and municipalities across China, including Anhui province, began implementing lockdown and virus containment measures, some specialty stores that had registered on our XG Health app were experiencing financial difficulties and were unable to engage in e-commerce with us. In April 2020, we divested 60% of our equity interests in Xianggui Shanghai to Shanghai Xianggui Health Technology Co. Ltd., an entity then controlled by our co-founders, for a consideration of RMB3.4 million.

Divestment of equity interest in Shanghai Juyi Information Technology Co., Ltd.

Shanghai Juyi Information Technology Co., Ltd. (“Shanghai Juyi”) was our wholly-owned subsidiary in China that primarily engaged in technology development for intelligent system. In September 2021, we divested 90% of our equity interests in Shanghai Juyi to Mr. Wei WANG, a director of our board of director, and an employee of our company for nil consideration due to the accumulated deficit and recurring losses incurred by Shanghai Juyi. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions—Divestment of equity interest in Shanghai Juyi” for more information.

Follow-on public offering

On August 5, 2021, we completed an underwritten public offering of an aggregate of 10,000,000 ADSs at a public offering price of US$0.90 per ADS. After deducting underwriting discounts and commissions and other offering expenses, the net proceeds of the Public Offering were approximately US$8.1 million.

Nasdaq Listing Standards Compliance

On September 16, 2021, Nasdaq notified us that we failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules as the closing bid price per ADS had been below US$1.00 for a period of 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until March 15, 2022 to regain compliance with Nasdaq’s minimum bid price requirement. In response, we submitted an application to transfer the listing the ADSs from the Nasdaq Global Market to the Nasdaq Capital Market, and on March 16, 2022, the Nasdaq’s Listing Qualifications department approved our request to transfer the listing of the ADSs from the Nasdaq Global Market to the Nasdaq Capital Market, which took effect on March 17, 2022. As a result of the transfer to the Nasdaq Capital Market, Nasdaq granted us a second period of 180 calendar days, or until September 12, 2022, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price per ADS must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to September 12, 2022.

The transfer of our listing to the Nasdaq Capital Market is not expected to have any impact on trading in the ADSs. As of the date of this annual report, our ADSs continue to trade under the symbol “MOHO” on Nasdaq Capital Market, which operates in substantially the same manner as the Nasdaq Global Market. Companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing, including the minimum bid price requirement of at least US$1.00 per ADS pursuant to Rule 5550(a)(2) of the Nasdaq Listing Rules.

We have not regained compliance with the minimum bid price requirement as of the date of this annual report. We are closely monitoring the bid price of our ADSs, and may consider available options, such as an adjustment of our ADS-to-Class A ordinary share ratio, to increase the per ADS price of our ADSs. As required by Nasdaq, we confirmed that we would implement a reverse stock split or ADS ratio change, if necessary, to regain compliance with the minimum bid price requirement. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — If we fail to regain compliance with Nasdaq’s minimum bid price requirement, the ADSs could be subject to delisting.”

Additional Information

Cogency Global Inc. is acting as our company’s authorized representative in the United States. The address of Cogency Global Inc. is 122 E. 42nd Street, 18th Floor, New York, NY 10168, the United States of America.

Our principal executive offices are located at 5th Floor, 909 Tianyaoqiao Road, Xuhui District, Shanghai, 200030, the People’s Republic of China. Our telephone number at this address is +86 21 5456 5223. Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands. Our website can be found at www.ecmoho.com. The information contained on our website is not a part of this annual report on Form 20-F.

The SEC maintains a website, www.sec.gov, that contains reports, proxy and information statements, and other information regarding registrants, including ECMOHO Limited, that file electronically with the SEC.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.Business Overview

We are an integrated solution provider in China’s rapidly growing health and wellness market. As an integrated solution provider, we have connected the supply chain of our industry, including upstream brand partners and midstream channels with consumers in China. Leveraging our operational experiences, technologies and data analytics capabilities, we empower market participants in China’s health and wellness market with a comprehensive suite of value propositions, including (1) the provision of strategies, consumer insights, inventory and channel management services, (2) a platform for experts and KOLs to reach and monetize their fan base, (3) the supply of consistent and reliable products and expert-curated content to small and mid-sized businesses, and (4) quality products and trustworthy content to consumers.

Our Business Model and Services

We generate revenues mainly through product sales to consumers and retailers, and to a lesser extent, services provided primarily to brand partners. The following table sets forth a breakdown of our net revenues for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	Amount	% of total	Amount	% of total	Amount	% of total

	(in thousands of U.S. dollars, except percentages)
Product sales	302,099	91.7	300,156	98.4	128,041	97.9
Services	27,381	8.3	4,783	1.6	2,706	2.1
Total	329,480	100.0	304,939	100.0	130,747	100.0

Product Sales

Utilizing our data analytics capabilities, we carefully select products that suit consumer needs from upstream brand partners and offer these products to consumers through a variety of channels, including authorized flagship stores of our brand partners and self-operated branded stores on third-party e-commerce platforms, such as Tmall and JD.com. As live streaming has become increasingly popular as a sales method, we set up a new department to sell products directly to consumers through live streaming on Tmall, Douyin and Kuaishou.

We also sell our brand partners’ products to third-party e-commerce platforms and other small and medium-sized online and offline retailers. We typically enter into supply agreements with such e-commerce platforms and other retailers with a term of 12 months or more, during which the e-commerce platforms or other retailers place orders with us from time to time for specified products based on a pre-determined price or based on price negotiated at the time of the order. Some of these agreements set forth the purchase price for the specified products; others provide that such price shall be set forth in each purchase order following consultation between the retailer and us.

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

Services

We offer our brand and retail partners solutions on strategy, marketing, products, digitalization, consumer insights, supply chain and SaaS tailored to their needs and charge fixed project-based service fees or commissions. We also regularly conduct research on China’s health and wellness market and provide the analysis to our brand partners. As live streaming has become increasingly popular as a sales method, we started to provide livestreaming services for our customers to facilitate their product sales, such as conducting livestream sales sessions and introducing to them livestreaming celebrities.

Our Brand Partners and Brand Partner Development and Services

Brand Partners

As of December 31, 2021, we sourced 34 brands of products from 20 brand partners. The products we source cover a wide range of categories, including health supplements and food, mother and child care products, and personal care products. The following table sets forth a selection of the brands we work with and the products we sourced in 2021:

Categories	Selected Brand Partners	Selected Products
Health Supplements and Food	Harbin Pharmaceutical	Healthcare Product Series of Calcium Supplements
	Puritan’s Pride	Chondroitin & MSM Joint Soother
	Jiangzhong Food Therapy	Gruel
	Chongkundang	Lacto-fit Probiotics
	Lei Yunshang	Healthcare Products
Mother and Child Care Products	Lansinoh	Lanolin Nipple Cream
	Wyeth Nutrition	Illuma Organic Growing-up Formula Milk Powder
Personal Care Products	Bausch & Lomb	Eye healthcare products

The table below sets forth a breakdown of our product sales revenue by product category:

	Year Ended December 31,
	2019		2020		2021
	Amount	% of total	Amount	% of total	Amount	% of total

	(in thousands of U.S. dollars, except percentages)
Health Supplements and Food	116,976	38.7	138,269	46.1	71,391	55.8
Mother and Child Care Products	131,927	43.7	118,729	39.5	49,713	38.8
Personal Care Products	24,293	8.0	25,554	8.5	992	0.8
Others*	28,903	9.6	17,604	5.9	5,945	4.6
Total	302,099	100.0	300,156	100.0	128,041	100.0
*	Includes household healthcare equipment and household cleaning products.

Our product sales revenues in 2021 decreased significantly as compared to 2020, with a decrease in the sales of health supplements and food from US$138.3 million in 2020 to US$71.4 million in 2021, a decrease in the sales of mother and child care products from US$118.7 million to US$49.7 million in 2021, and a decrease in the sales of personal care products from RMB25.6 million to RMB1.0 million in 2021, as a result of our strategic adjustment of our brand portfolio.

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

We also provide value-added services to some of our brand partners under the service fee model. See “—Our Business Model and Services -Services” for details. We enter into separate service agreements with those brand partners for such services.

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

Brand partner services

Each of our brand partners is assigned an operations team led by an experienced operations expert, who is responsible for managing our relationship with the brand partner and provides consultation on the brand partner’s needs. Based on such needs, we provide our brand partners with comprehensive tailored solutions that encompass growth strategies, marketing strategies, design and operation of online stores, online and offline marketing campaigns, consumer management, channel management and supply chain management.

Content Generation and Promotional Activities

Content Generation

As of December 31, 2021, we partnered with approximately 2,061 healthcare experts and KOLs to generate health and wellness content. These content generators, who receive a fixed fee from us, provide general advice on trending health and wellness topics and, based on product information from our brand partners, combine such advice with product recommendations. The generated content is then vetted by the relevant brand partner and processed by our 43-person contents team, comprising specialists in editing and website design and in-house licensed nutritionists, for publication. Such content is published as articles and short videos on various social media accounts we operate, and sometimes is provided to news and information outlets with embedded links to our online stores. Our contents team receives ongoing training from and supervision by our legal team, ensuring that the content generated complies with the relevant PRC laws and regulations.

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

Fulfillment and Payment

From our years of experience in the cross-border and domestic e-commerce business, we have acquired significant know-how in managing the entire fulfillment process. We engage third-party warehousing and logistics service providers to ship the products we source from our brand partners to the warehouses we designate. We store our inventory in facilities occupying an aggregate floor area of approximately 46,000 square meters, comprising one self-operated warehouse in Wuhu, one warehouse that we lease and operate in Hangzhou and facilities operated by third-party warehousing and logistics service providers located in different cities in China and different countries, such as the United States. We monitor and adjust our inventory level on an ongoing basis based on our sales projections and the shipment schedule of our brand partners. In the case of cross-border e-commerce, we arrange bulk shipment from our brand partners’ overseas warehouses to cross-border bonded zones in China pending customs clearance. Once a consumer places an order and makes payment, we clear the products through customs, including making the necessary tax payment, and deliver the products to the consumer.

We deliver products purchased by consumers and retailers nationwide through 14 third-party couriers. We typically enter into annual service agreements with warehousing and logistics service providers and third-party couriers and assume risks of damage and loss not attributable to the service provider’s fault.

Technology Infrastructure

Our technology infrastructure is critical to our ability to serve consumers, including our data analytics capabilities. As of December 31, 2021, our technology and information technology team consisted of 19 employees, including core team members with extensive experience with e-commerce and Internet companies in China.

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

Intellectual Property

We regard our trademarks, copyright, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our success. To protect our proprietary rights in content, services and technology, we rely on trademark, copyright and trade secret protection laws in China. As of December 31, 2021, we owned 361 registered trademarks, including those relating to our “ECMOHO” brand name. As of the same date, we also owned 41 copyrights and six domain names in China and Hong Kong.

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

Legal Proceedings

In April 2022, we received a request for arbitration from Puritan’s Pride Inc., in connection with the alleged breach of the distribution agreement between Puritan’s Pride Inc., and a subsidiary of us dated December 12, 2016, as amended on December 31, 2019 (the “Distribution Agreement”). Puritan’s Pride is seeking no less than approximately US$17.1 million in damages for the alleged breach of the Distribution Agreement. As of the date of this annual report, this arbitration claim remains in its preliminary stage, and we are unable to estimate the result of such claim. We are actively assessing our strategies to defend this claim.

From time to time, we are involved in legal proceedings in the ordinary course of our business. See “Item 3. Key Information - D. Risk Factors-Risks Related to Our Business and Industry-We may from time to time become party to litigation, other legal or administrative disputes and proceedings that may materially and adversely affect us” for more information. Except as disclosed in this annual report on Form 20-F, we are currently not a party to any material legal or administrative proceedings.

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

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors and foreign-owned enterprises are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was first issued in 1995 and amended from time to time. The latest Catalog was promulgated by the Ministry of Commerce of the PRC, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions governing market access of foreign capital and stipulates in details the areas of entry pertaining to the categories of encouraged industries for foreign investment, restricted industries for foreign investment and prohibited industries for foreign investment. The Special Administrative Measures for Access of Foreign Investments (2021 Edition) promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List 2021, and the Catalog of Encouraged Industries for Foreign Investment (2020 Edition) promulgated on December 27, 2020 and became effective January 27, 2021, replaced the Catalog in its entirety. According to the current regulation, any industry not listed in the Negative List 2021 is a permitted industry and is generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2021, foreign investment in value-added telecommunications service providers shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

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

Foreign Investment Law

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. The organizational form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization within five years after the implementation of the Foreign Investment Law. The Foreign Investment Law mainly stipulates four forms of foreign investments: (1) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (2) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (3) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (4) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of VIE structures, and uncertainties still exist in relation to its interpretation and implementation

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, or the Implementation Regulations, which became effective on January 1, 2020. The Implementation Regulations strictly implements the legislative principles and purpose of the Foreign Investment Law, emphasizes on the promotion and protection of the foreign investment and refines the specific measures. On the same date, the Supreme People’s Court issued the Interpretation on the Application of the Foreign Investment Law of the PRC, which also came into effect on January 1, 2020. This interpretation shall apply to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises, etc.

Regulations Relating to Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The FITE Regulations stipulate that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a Sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party to be the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT, and the MOFCOM or their authorized local branches, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the ultimate equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalog of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII, which is the predecessor of the MIIT, promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the FITE must be established to apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used under the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative system for information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities of information safety.

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC laws governing telecommunications services, and set out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecom Regulations require that telecommunications services providers shall obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, issued by the MII, as an attachment to the Telecom Regulations, and amended by the MIIT on December 28, 2015 and June 6, 2019, identifies Internet information services and online data processing and transaction processing as value-added telecommunications services.

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

Internet information service providers are required to monitor their websites. They may not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The PRC government may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.

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

Mobile Internet Applications Information Services

On June 28, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through Internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications and require application store service providers to file with local branches of the CAC within 30 days after they start providing application store services. On January 5, 2022, the CAC further promulgated the Circular of the Cyberspace Administration of China on Seeking Public Comments on the Administrative Provisions on Mobile Internet Applications Information Services (Draft for Comment), or the Draft APP Provisions. Under the Draft APP Provisions, the application distribution platform shall file with local branches of the CAC within 30 days after they start providing application distribution services. For the purpose of the Draft APP Provisions, engaging in application distribution services refers to activities that provide users with services such as application release, download, and dynamic loading through the Internet, including application stores, quick applications, Internet applets, browser plug-ins and other platform distribution services.

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

Regulations Relating to Medical Devices Operation and Service

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council on January 4, 2000 and most recently amended on February 9, 2021, and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which was promulgated by the State Food and Drug Administration, or the SFDA, the predecessor of the China Food and Drug Administration, or the CFDA (the predecessor of the NMPA), on July 30, 2014 and amended on November 17, 2017 and other relevant laws and regulations, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities, etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of a medical devices operation permit is five years.

On March 10, 2022, the SAMR promulgated the revised Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the New Measures of Medical Devices Operation, which will become effective on May 1, 2022. The New Measures of Medical Devices Operation further strengthens the responsibility of the enterprise regarding medical device quality and pays more attention to the quality management of the entire process of operation.

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

Regulations Relating to Online Trading and E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC, the predecessor of the General Office of the SAMR, promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the Internet (including mobile Internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, or the Online Transactions Measures, which became effective on May 1, 2021 and replaced the Online Trading Measures. The Online Transactions Measures regulates business activities of selling commodities or providing services through the network and the supervision and administration activities of the market supervision and administration departments. The business activities of selling commodities or providing services in information network activities such as online social networking and online live broadcasting also apply to the Online Transactions Measures. Furthermore, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platform operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms to avoid misleading the consumers.

After the issuance of Online Trading Measures, relevant authorities have issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry.

For example, the Ministry of Finance, or the MOF, the General Administration of Customs, or the GAC, and the SAT issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports on March 24, 2016, which became effective on April 8, 2016 and the Circular on Improving Tax Policies for Cross-Border E-commerce Retail Imports on November 29, 2018, which became effective on January 1, 2019, to regulate cross-border e-commerce trading and introduced the concept of the List of Imported Commodities Retailed through Cross-Border E-commerce, or the Cross-Border E-Commerce Goods List, which has been issued and updated by the three authorities together with other relevant authorities from time to time. The Cross-Border E-Commerce Goods List has been recently updated on March 1, 2022. The Circular on Improving the Regulation of Cross-border E-commerce Retail Imports was issued by the MOFCOM, the NDRC, the MOF, the GAC, the SAT and the SAMR on November 28, 2018 to further implement the rules and pursuant to which, qualified retail imported goods on cross-border e-commerce platforms shall be treated as personal items which are not subject to stricter regulations and higher tax rates applicable to normal imported goods in 37 cross-border e-commerce trial cities.

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

Regulations Relating to Food Business

The Food Safety Law of the People’s Republic of China, which was effective as from June 1, 2009 and amended by the SCNPC on April 24, 2015, December 29, 2018, April 29, 2021 and became effective on the same date, and the Implementation Regulations of the Food Safety Law of the People’s Republic of China, which took effect as from July 20, 2009 and were amended by the State Council on February 6, 2016 and October 11, 2019, regulate food safety and set up a system of the supervision and administration of food safety and adopt food safety standards. The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, formula foods for special medical purposes and infant formula foods.

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

Regulations Relating to Management of Importing Goods

According to the Customs Law of the People’s Republic of China, promulgated by the SCNPC on January 22, 1987, most recently amended on April 29, 2021, and became effective on the same date, unless otherwise provided for, the declaration of import or export commodities and the payment of duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for imported or exported commodities and the customs brokers engaged in customs declaration shall register with the Customs for their declaration activities in accordance with the laws. The declaration of inward and outward articles and payment of duties on them may be made by the owners of the articles themselves or by the persons they have entrusted with the work.

According to the Foreign Trade Law of the People’s Republic of China, promulgated by the SCNPC on May 12, 1994, amended on April 6, 2004 and November 7, 2016, and effective as from November 7, 2016, and the Measures for the Archival Filing and Registration of Foreign Trade Business Operators, promulgated by the MOFCOM on June 25, 2004 and became effective on July 1, 2004 and further revised on August 18, 2016, November 30, 2019, and May 10, 2021, foreign trade operators engaged in goods or technology import and export shall go through the registration for record formalities with the MOFCOM or its entrusted institutions, except for those that are exempted from the registration for record formalities in accordance with the laws, administrative regulations and the rules of the MOFCOM. Customs will decline to carry out customs clearance and inspection procedures for the import and export of goods for operators that fail to go through the registration for record formalities.

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

The principal regulations on the inspection of import and export of commodities are set out in the Import and Export Commodity Inspection Law of the People’s Republic of China promulgated by the SCNPC on February 21, 1989 and amended on April 28, 2002, June 29, 2013, April 27, 2018, December 29, 2018, and April 29, 2021, and its implementation rules. According to the aforesaid laws and regulations, the imported and exported commodities that are subject to compulsory inspection listed in the catalog compiled by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC shall be inspected by the commodity inspection authorities, and the imported and exported commodities that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted agents shall apply for inspection to the commodity inspection authorities.

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

According to the PRC Civil Code promulgated by the NPC on May 28, 2020 and effective from January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

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

Regulations Relating to Advertising

In 1994, the SCNPC promulgated the Advertising Law of the People’s Republic of China, or the Advertising Law, which was most recently revised on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorser, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine ranging from RMB200,000 to RMB1,000,000; in severe circumstances, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine ranging from RMB200,000 to RMB1,000,000, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

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

Regulations Relating to Internet Information Security and Privacy Protection

PRC governmental authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure, and which includes the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users, or the Personal Information Provisions, released by the MIIT on July 16, 2013. Internet information in China is regulated and restricted from a national security standpoint.

The Personal Information Provisions regulate the collection and use of users’ personal information in the provision of telecommunications services and Internet information services in the PRC. Telecommunication business operators and Internet service providers are required to institute and disclose their own rules for the collecting and use of users’ information. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Once users terminate the use of telecommunications services or Internet information services, telecommunications business operators and Internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Personal Information Provisions further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and which took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including, but not limited to, the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

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

Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, was promulgated by SCNPC on November 7, 2016 and took effect on June 1, 2017, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of Internet service providers, which include, but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Measures for Cybersecurity Review, or the Review Measures, which was promulgated by the CAC and other relevant authorities on April 13, 2020, amended on December 28, 2021 and became effective on February 15, 2022. The Review Measures establish the basic framework and principle for national security reviews of network products and services. Pursuant to the current Review Measures, the scope of review under the Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security.

On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which became effective on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

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

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (1) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (2) overseas listing of data processors which process over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (1) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing, in a method that has the least impact on personal rights and interests, and (2) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities and adopt necessary measures to safeguard the security of the personal information that they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991, which was amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively, with the latest amendment took effect on June 1, 2021. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information which was promulgated by the State Council on May 18, 2006, amended on January 30, 2013 and became effective on March 1, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

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

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. Under the Domain Name Measures, any entity that engages in internet information services shall use its domain name in compliance with laws and regulations and in line with relevant provisions of the telecommunications authority, but shall not use its domain name to commit any act of violation of laws, regulations and provisions.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premises of not violating the Negative List and that the projects invested are true and in compliance with laws and regulations.

On April 10, 2020, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or the SAFE Circular 8, which became effective on the same date. Under the SAFE Circular 8, on condition that the use of funds is true and compliant with the administration regulations on the use of capital account income, eligible enterprises are allowed to use capital project income, such as those from capital funds, foreign debts and overseas listings, for domestic payment without providing the bank in advance with proof of authenticity in terms of each payment.

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

Regulations Relating to Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject its participating directors, supervisors, senior management and other employees to fines and legal sanctions.

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

Regulations Relating to Taxation

Income tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated by the NPC on March 16, 2007, became effective as from January 1, 2008 and amended by the SCNPC on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

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

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits, etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

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

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

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

Value-added tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended by the MOF and the SAT on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nationwide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, promulgated by the MOF and the SAT on March 23, 2016 and as amended, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019, provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law was promulgated on June 29, 2007 by the SCNPC and amended on December 28, 2021. The Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a full-time employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed a certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security of the People’s Republic of China on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016, and (iii) such plan shall be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

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

C. Organizational Structure.

We conduct our business in China through our various subsidiaries and the VIE. The following diagram illustrates our corporate structure and the place of incorporation of each of our company, significant subsidiaries, and variable interest entity as of the date of this annual report on Form 20-F.

(1)	Contractual arrangements include an exclusive technology consulting and service agreement, powers of attorney, an equity pledge agreement, an exclusive call option agreement and spousal consent letters.
(2)	Shanghai Yibo Medical Equipment Co., Ltd. is the VIE in China, and is 50% owned by Ms. Wang and 50% owned by Mr. Zeng, our co-founders.

The following table sets out the details of our subsidiaries and the variable interest entity that are significant to us.

Subsidiaries	Place of Incorporation
ECMOHO (Hong Kong) Health Technology Limited	Hong Kong
ECMOHO (Hong Kong) Limited	Hong Kong
ECMOHO Co., Ltd.	Korea
Yiling (Shanghai) Information Technology Co., Ltd.	PRC
Import-It Corp.	BVI
Yipinda (Shanghai) Health Technology Co., Ltd.	PRC
Shanghai ECMOHO Health Biotechnology Co, Ltd.	PRC
Shanghai Ranyao Marketing Technology Co., Ltd.	PRC
Jianyikang Health Technology (Shanghai) Co., Ltd.	PRC
Shanghai Tonggou Information Technology Co., Ltd.	PRC
Hangzhou Duoduo Supply Chain Management Co., Ltd.	PRC
Shanghai ECMOHO Health Technology Co., Ltd.	PRC
Yijiasancan (Shanghai) E-commerce Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Shanghai Yibo Medical Equipment Co., Ltd.	PRC

Contractual Arrangements with the Variable Interest Entity

PRC laws and regulations impose restrictions on foreign ownership and investment in, among other areas, Internet-based businesses such as provision of online information and other value-added telecommunications services. Similar to all other entities with foreign-incorporated holding company structures in our industry in China, we operated our Internet-based business in the PRC through our subsidiaries and the VIE, Shanghai Yibo. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with Shanghai Yibo, which is wholly owned by PRC citizens. In 2021, the VIE held the ICP license and other regulated licenses, although it did not operate any Internet-based business in which foreign investment is restricted or prohibited in 2021.

Based on these contractual arrangements, we are able to:

●	exercise effective control over the variable interest entity;
●	receive substantially all of the economic benefits from the variable interest entity; and
●	have an exclusive option to purchase all or part of the equity interest in the variable interest entity when, and to the extent, permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of the VIE under U.S. GAAP in 2021. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2021, the operations of the VIE were still in a preliminary stage and had immaterial impact on the consolidated financials of our business.

As described in “Item 4. Information on the Company—A. History and Development of the Company—Divestment of our interest in the XG Health platform,” in April 2020, we divested 60% of our equity interests in Xianggui Shanghai and, thereby, terminated the contractual arrangements with Yang Infinity, which was a variable interest entity prior to the divestment, and its wholly owned subsidiary Yinchuan Xianggui.

The following is a summary of our contractual arrangements with Shanghai Yibo and its shareholders.

Agreements That Allow Us to Receive Substantially All Economic Benefits from the Variable Interest Entity

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

Agreements That Provide Us with Effective Control over the Variable Interest Entity

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

Equity Pledge Agreements. Pursuant to the equity pledge agreement among ECMOHO Shanghai, Shanghai Yibo, and the shareholders of Shanghai Yibo, the shareholders pledged all of their equity interests in Shanghai Yibo to guarantee their and Shanghai Yibo’s performance of their obligations under the contractual arrangements including the exclusive technology consulting and service agreement, the exclusive option agreement and the power of attorney. In the event of a breach by Shanghai Yibo or its shareholders of contractual obligations under these agreements, ECMOHO Shanghai, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Yibo. The shareholders of Shanghai Yibo also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, ECMOHO Shanghai has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledge for the VIE has been registered with local PRC authorities.

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

Agreements That Provide Us with the Option to Purchase the Equity Interests in the Variable Interest Entity

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

In the opinion of Commerce & Finance Law Offices, our PRC counsel, the ownership structure of the VIE currently does not result in any violation of the applicable PRC laws or regulations currently in effect, and the agreements under the contractual arrangements among us, the VIE and its shareholders are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws and regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

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

In addition, the shareholders of the VIE, Ms. Zoe Wang and Mr. Leo Zeng, may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from it. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.Property, Plants and Equipment

Our corporate headquarters are located in Shanghai. We also lease warehouse space in Wuhu and Hangzhou. As of December 31, 2021, we leased an aggregate of approximately 1,000 square meters of office space and an aggregate of approximately 46,000 square meters of warehouse space. We believe that our existing properties and facilities are generally adequate for our current needs.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations should be read together with the information included under “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements, and involves numerous risks and uncertainties, including, but not limited to, those described under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.

Overview

We are an integrated solution provider in China’s health and wellness market. We help our brand partners to grow and succeed by leveraging integrated solutions comprising e-commerce business solutions, digital marketing services and e-commerce third-party operation management services.

We generate revenues from product sales, and to a lesser extent, services provided primarily to brand partners. Product sales revenues are generated through sales to consumers and to retailers, as well as sales from consignment arrangements with certain e-commerce platforms. Services revenues primarily consist of the fixed project-based service fees we charge our brand partners value-added services, such as marketing solutions, as well as operating commissions. Our total net revenues decreased by 7.4% from US$329.5 million in 2019 to US$304.9 million in 2020 and further decreased by 57.1% from US$304.9 million in 2020 to US$130.7 million in 2021. Product sales revenues represented 91.7%, 98.4% and 97.9% of our total net revenues in 2019, 2020 and 2021, respectively. Our net income/(loss) attributable to ECMOHO Limited was US$2.3 million, US$(13.3) million and US$(55.7) million in 2019, 2020 and 2021, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the general factors driving China’s health and wellness industry, including:

●	rising spending power and health awareness;
●	an aging population and increasing life expectancy;
●	prevalence of health issues and chronic diseases; and
●	increased demand for trustworthy health and wellness products.

Our results of operations are affected by the increasing penetration of mobile Internet and e-commerce. In addition, our results of operations are affected by company-specific factors, including the following:

●	Our ability to expand our product and service offerings. We mainly generate our revenues by selling products to consumers and retailers and providing services primarily to brand partners. Our ability to expand our product and service offerings is therefore critical to the growth of our revenues.
●	Our ability to retain and attract consumers. Consumers are central to all of our sources of revenue. They purchase products from us or from retailers with whom we have supply agreements and, through their purchases, provide us with market insights that allow us to provide marketing solutions to our brand partners. We would need to retain existing and attract new consumers to maintain and grow our revenues.
●	Our ability to retain and attract brand partners, retailers and content generators. Brand partners, retailers and content generators are crucial to our ability to provide consumers with quality products and trustworthy content. See “Item 4. Information on the Company—B. Business Overview” for additional information. We would need to continue to attract new brand partners, retailers and content generators to grow our ecosystem and revenues.
●	Our ability to manage growth, control costs and manage working capital. Our business growth will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost is key to our success. In addition, our ability to gain better insight into inventory turnover and sales patterns, which allows us to optimize the use of our working capital, may also affect our financial condition and results of operation.
●	Impact of COVID-19. The outbreak of COVID-19 has had certain negative impact on the overall economy of the countries and regions where we conduct our business. We have experienced and expect to continue to experience increases in international freight costs and disruptions to our supply chains. Additionally, our ability to enter into agreements with new brand partners has been impacted by pandemic related restrictions on business travels. In response to the pandemic, we have started to provide technology solutions to our brand partners, and terminated business relationships with some of our then existing brand partners under which we were subject to less favorable terms. We are currently unable to predict with certainty the duration and severity of the COVID-19 pandemic, and its ultimate impact on our business and results of operations.

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

The following table sets forth the components of our net revenues for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	Amount	% of total	Amount	% of total	Amount	% of total

	(in thousands of U.S. dollars, except percentages)
Product sales	302,099	91.7	300,156	98.4	128,041	97.9
Services	27,381	8.3	4,783	1.6	2,706	2.1
Total	329,480	100.0	304,939	100.0	130,747	100.0

We expect to optimize net revenues mix as we continue to promote brand portfolio optimization and expand our channel coverage and service offerings, along with the recovery of China’s economy in the post-COVID-19 era in 2021. Product sales revenues, as a percentage of our total net revenues, increased from 91.7% in 2019 to 98.4% in 2020, primarily due to a decrease in revenue generated from our service offerings, and decreased to 97.9% in 2021 due to our quality-driven growth strategy to selectively cooperate with brands demonstrating higher profit margin, which led to a decrease in product sales revenues. Services revenues, as a percentage of our total net revenues, decreased from 8.3% in 2019 to 1.6% in 2020 due to a slowdown in the growth of our service revenues during our service department restructuring and upgrade process and increased from 1.6% in 2020 to 2.1% in 2021.

Cost of Revenues

Cost of revenues consists of cost of product sales and cost of services. Cost of product sales is comprised of the purchase price of the products sourced from our brand partners, purchase rebates and inventory write-downs. Cost of services consists of (1) advertising and promotion fees paid to third parties, and (2) employee wages and benefits, both attributable to the provision of value-added services to our brand partners.

The following table sets forth a breakdown of our cost of revenues:

	Year Ended December 31,
	2019		2020		2021
	Amount	% of total	Amount	% of total	Amount	% of total

	(in thousands of U.S. dollars, except percentages)
Cost of product sales	242,973	94.4	242,728	98.5	121,527	99.0
Cost of services	14,458	5.6	3,572	1.5	1,222	1.0
Total	257,431	100.0	246,300	100.0	122,749	100.0

Our cost of revenues slightly decreased from US$257.4 million in 2019 to US$246.3 million in 2020, which was primarily attributable to a decrease in cost of services, generally in line with the decrease in our service revenues. Our cost of revenues sharply decreased from US$246.3 million in 2020 to US$122.7 million in 2021, generally in line with the decrease in our net revenues.

Gross Profit

The following table sets forth our gross profit and gross margin for the periods indicated:

	Year ended December 31,
	2019	2020	2021

	(in thousands of U.S. dollars, except percentages)
Gross profit	72,049	58,639	7,998
Gross margin	21.9%	19.2%	6.1%

A key factor affecting our gross margin is the relative revenue contribution of product sales to certain major e-commerce platforms.  Products sold to these e-commerce platforms generate a lower gross margin due to the volume discount we offer.  Our operating margin, however, is not affected by this factor to the same degree because products sold to these e-commerce platforms incur a smaller amount of sales and marketing expenses and fulfillment expenses per unit than products sold to other customers, which offsets the difference in unit price. Another factor affecting our gross margin is the relative contribution of each product in our total revenue mix. We generated a larger portion of revenue from product sales through distributors that had lower gross margins than from product sales to platforms and consumers that had higher gross margins.

Operating Expenses

Our operating expenses consist of fulfillment expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table sets forth the components of our operating expenses for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	Amount	% of total	Amount	% of total	Amount	% of total

	(in thousands of U.S. dollars, except percentages)
Fulfillment expenses	16,957	25.2	14,399	19.9	9,239	14.4
Sales and marketing expenses	40,206	59.6	45,754	63.3	27,860	43.4
General and administrative expenses	8,497	12.6	11,037	15.3	18,759	29.2
Research and development expenses	1,808	2.7	1,105	1.5	1,052	1.7
Impairment loss on long-term investment	—	—	—	—	7,268	11.3
Other operating income	(35)	(0.1)	—	—	—	—
Total operating expenses	67,433	100.0	72,295	100.0	64,178	100.0

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

Impairment loss on long-term investment consists of impairment loss on long-term investment of Anze, a company involved in the research and development of Chinese herbal medicine-based health and wellness products, due to reduced profit projection of Anze as a result of negative impact of Covid-19.

Net Income/(Loss) Attributable to ECMOHO Limited

Our net income attributable to ECMOHO Limited consists of our net income less our net income/(loss) attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders. Our net income/(loss) attributable to ECMOHO Limited was US$2.3 million, US$(13.3) million and US$(55.7) million in 2019, 2020 and 2021, respectively.

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

We use adjusted operating income/(loss) and adjusted net income/(loss), each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses, severance expenses and impairment loss on long-term investment.  Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, severance expenses and impairment loss on long-term investment. These adjustments have no impact on income tax.

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

	Year Ended December 31,
	2019	2020	2021

	(unaudited)
	(in thousands of U.S. dollars)
Adjusted operating income/(loss)	6,191	(13,181)	(45,800)
Adjusted net income/(loss)	3,510	(13,010)	(45,305)

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

The table sets forth a reconciliation of our adjusted operating income/(loss) and adjusted net income/(loss) in the years presented to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are operating income/(loss) and net income/(loss):

	Year Ended December 31,
	2019	2020	2021

	(unaudited)
	(in thousands of U.S. dollars)
Operating income/(loss)	4,616	(13,656)	(56,180)
Add: share-based compensation expenses	1,575	475	2,552
severance expenses	—	—	560
Impairment loss on long-term investment	—	—	7,268
Adjusted operating income/(loss)	6,191	(13,181)	(45,800)
Net income/(loss)	1,935	(13,485)	(55,685)
Add: share-based compensation expenses	1,575	475	2,552
severance expenses	—	—	560
Impairment loss on long-term investment	—	—	7,268
Adjusted net income/(loss)	3,510	(13,010)	(45,305)

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

	Year Ended December 31,
	2019		2020		2021
		% of total		% of total		% of total
	Amount	net revenues	Amount	net revenues	Amount	net revenues

	(in thousands of U.S. dollars, except percentages)
Net Revenues
Product sales	302,099	91.7	300,156	98.4	128,041	97.9
Services	27,381	8.3	4,783	1.6	2,706	2.1
Total net revenues	329,480	100.0	304,939	100.0	130,747	100.0
Total cost of revenue	(257,431)	(78.1)	(246,300)	(80.8)	(122,749)	(93.9)
Gross profit	72,049	21.9	58,639	19.2	7,998	6.1
Operating expenses:
Fulfillment expenses	(16,957)	(5.1)	(14,398)	(4.7)	(9,239)	(7.1)
Sales and marketing expenses	(40,206)	(12.2)	(45,754)	(15.0)	(27,860)	(21.3)
General and administrative expenses	(8,497)	(2.6)	(11,037)	(3.6)	(18,759)	(14.3)
Research and development expenses	(1,808)	(0.5)	(1,106)	(0.4)	(1,052)	(0.8)
Impairment loss on long-term investment	—	—	—	—	(7,268)	(5.6)
Other operating income	35	0.0	—	—	—	—
Total operating expenses	(67,433)	(20.5)	(72,295)	(23.7)	(64,178)	(49.1)
Operating income/(loss)	4,616	1.4	(13,656)	(4.5)	(56,180)	(43.0)
Finance expenses, net	(2,513)	(0.8)	(2,615)	(0.9)	(1,884)	(1.4)
Foreign exchange gain/(loss), net	(393)	(0.1)	979	0.3	(861)	(0.6)
Other income, net	475	0.1	1,800	0.6	306	0.2
Income/(loss) before income tax expenses	2,185	0.7	(13,492)	(4.4)	(58,619)	(44.8)
Income taxes expenses	(250)	(0.1)	7	0.0	2,934	2.2
Net income/(loss)	1,935	0.6	(13,485)	(4.4)	(55,685)	(42.6)
Net income(loss) attributable to ECMOHO Limited	2,297	0.7	(13,299)	(4.4)	(55,655)	(42.6)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues were US$130.7 million in 2021, representing a decrease of 57.1% from US$304.9 million in 2020. The decrease in total net revenues was primarily due to a 57.3% decrease in products revenues from US$300.2 million in 2020 to US$128.0 million in 2021, representing a decrease in the revenues from sales of mother and child care products from US$118.7 million in 2020 to US$49.7 million in 2021, and a decrease in the revenues from sales of health supplements and food products from US$138.3 million in 2020 to US$71.4 million in 2021. The decrease in product sales revenues was mainly due to (1) our quality-driven growth strategy to optimize our brand portfolio and (2) a weakened demand for mother and child care products partly due to the negative news coverage regarding Gerber in 2021. The decrease in total net revenues was also attributable to a 43.4% decrease in services revenues from US$4.8 million in 2020 to US$2.7 million in 2021, primarily due to the decline of services provided for outbound brands.

Cost of Revenues

Our cost of revenues decreased by 50.2% from US$246.3 million in 2020 to US$122.7 million in 2021, primarily representing a decrease in cost of products sales from US$242.7 million in 2020 to US$121.5 million in 2021, in line with the decrease in our product sales revenues, partially offset by an increase in inventories write-down recorded in cost of product sales from US$0.5 million in 2020 to US$4.6 million in 2021, primarily due to a larger amount of inventories expiring in 2021 as compared to those in 2020.

Gross Profit

As a result of the foregoing, our gross profit declined by 86.4% from US$58.6 million in 2020 to US$8.0 million in 2021. Our gross margin declined from 19.2% in 2020 to 6.1% in 2021, primarily due to the higher revenue contribution of product sales through distributors that had lower gross margins than the revenue contribution of product sales to platforms and consumers that had higher gross margins.

Operating Expenses

Our total operating expenses decreased by 11.2% from US$72.3 million in 2020 to US$64.2 million in 2021, generally in line with the decrease in our net revenues. Our operating expenses as a percentage of total net revenues increased from 23.7% in 2020 to 49.1% in 2021.

Fulfillment Expenses. Our fulfillment expenses decreased by 35.8% from US$14.4 million in 2020 to US$9.2 million in 2021, primarily due to a decrease in warehouse expenses and logistics expenses as a result of lower product sales volume in 2021. As a percentage of total net revenues, our fulfillment expenses increased from 4.7% in 2020 to 7.1% in 2021, primarily due to the decline of sales revenue.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 39.1% from US$45.8 million in 2020 to US$27.9 million in 2021. The decrease was primarily due to (1) a 39.4% decrease in advertising costs from US$24.2 million in 2020 to US$14.7 million in 2021 as a result of the decrease in the number of brand partners and the resulting decrease in our promotional events, and (2) a 65.9% decrease in storefront fees paid to e-commerce platforms from US$5.1 million in 2020 to US$1.7 million in 2021 in line with the decline of our sales revenues generated from these platforms and (3) a 26.6% decrease in employee-related expenses from US$13.6 million in 2020 to US$10.0 million in 2021 due to our efforts to optimize workforce. As a percentage of total net revenues, our sales and marketing expenses increased from 15.0% in 2020 to 21.3% in 2021, primarily due to the decline of sales revenue.

General and Administrative Expenses. Our general and administrative expenses increased by 70.0% from US$11.0 million in 2020 to US$18.8 million in 2021. The increase was primarily due to (1) an increase in bad debt expenses from US$(0.05) million in 2020 to US$8.0 million in 2021 in relation to our account receivables, other receivables, advance payment, and impairment of long-term fixed assets, and (2) an increase in share based compensation expenses from US$0.2 million in 2020 to US$0.9 million in 2021, primarily due to the increased shares granted to our employees for their outstanding performance, partially offset by a decrease in other miscellaneous expenses, such as professional fees and liability insurances. As a percentage of total net revenues, our general and administrative expenses increased from 3.6% in 2020 to 14.3% in 2021.

Research and Development Expenses. Our research and development expenses remained relatively stable at US$1.1 million in 2020 and 2021, respectively. As a percentage of total net revenues, our research and development expenses increased from 0.4% in 2020 to 0.8% in 2021.

Impairment loss on long-term investment. Our impairment of long-term investment increased from nil in 2020 to US$7.3 million in 2021. The increase was due to the record of full impairment on long-term investment of Anze in 2021. Our impairment loss on long-term investment accounted for 5.6% of our total net revenues in 2021.

Other Operating Income. We did not have other operating income in 2020 and 2021.

Operating Loss

As a result of the foregoing, we recorded operating loss of US$56.2 million in 2021 as compared to operating loss of US$13.7 million in 2020.

Our operating margin, defined as our operating loss divided by our total net revenues, decreased from (4.5)% in 2020 to (43.0)% in 2021. The decrease in our operating margin was primarily due to the decrease in gross profit and an increase in operating expenses as a percentage of total net revenues.

Finance Expenses, Net

Our finance expenses decreased from US$2.6 million in 2020 to US$1.9 million in 2021 primarily due to a decrease in our interest expenses. We incurred lower interest expenses in 2021 due to the decrease in loans that we borrowed from financial institutions in 2021. Our outstanding loans were repaid as of December 31, 2021, leading to lower loan balance as of December 31, 2021 than that as of December 31, 2020.

Foreign Exchange Gains/(Loss), Net

We recorded foreign exchange loss of US$0.9 million in 2021, as compared to foreign exchange gain of US$1.0 million in 2020, due to depreciation of Renminbi against U.S. dollar in 2021 as opposed to appreciation of Renminbi against U.S. dollar in 2020.

Other Income, Net

Our other income decreased to US$0.3 million in 2021 from US$1.8 million in 2020, primarily due to the decrease in government grant received in 2021 as we received government grants of US$1.8 million in connection with our successful listing in the U.S. in 2020.

Income Tax Benefits

Our income tax benefits increased significantly from US$6.5 thousand in 2020 to US$2.9 million in 2021, primarily due to an increase in deferred tax benefit as result of increase in net operating losses.

Net Loss

As a result of the foregoing, we recorded net loss of US$55.7 million in 2021 as compared to net loss of US$13.5 million in 2020.

Net Loss attributable to ECMOHO Limited

We recorded net loss attributable to ECMOHO Limited of US$55.7 million in 2021 as compared to net loss attributable to ECMOHO Limited of US$13.3 million in 2020.

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

Gross Profit

As a result of the foregoing, our gross profit declined by 18.6% from US$72.1 million in 2019 to US$58.6 million in 2020. Our gross margin declined from 21.9% in 2019 to 19.2% in 2020, primarily as a result of (1) lower-margin products, including food and personal care products, representing a larger proportion of our total net revenues, and (2) the higher contribution of product sales through platforms and distributors that had lower gross margins compared with product sales to consumers.

Operating Expenses

Our total operating expenses increased by 7.2% from US$67.5 million in 2019 to US$72.3 million in 2020. Our operating expenses as a percentage of total net revenues increased from 20.5% in 2019 to 23.7% in 2020.

Fulfillment Expenses. Our fulfillment expenses decreased by 15.1% from US$17.0 million in 2019 to US$14.4 million in 2020. The decrease was primarily due to a 19.3% decrease in logistic expense as we experienced (1 a decrease in the number of product shipments in line with our decreased revenues in 2020, and (2) lower unit expenses that we paid to third-party logistics providers. As a percentage of total net revenues, our fulfillment expenses decreased from 5.2% in 2019 to 4.7% in 2020.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 13.8% from US$40.2 million in 2019 to US$45.8 million in 2020. The increase was primarily due to (1) a 34.8% increase in advertising costs from US$18.0 million in 2019 to US$24.2 million in 2020 as we launched more promotional events to market our products, and (2) a 12.8% increase in storefront fees paid to e-commerce platforms from US$4.5 million in 2019 to US$5.1 million in 2020 in line with the growth of our sales revenues on these platforms. As a percentage of total net revenues, our sales and marketing expenses increased from 12.2% in 2019 to 15.0% in 2020.

General and Administrative Expenses. Our general and administrative expenses increased by 29.9% from US$8.5 million in 2019 to US$11.0 million in 2020. The increase was primarily due to (1) a significant increase in professional service fees from US$2.6 million in 2019 to US$5.7 million in 2020 in relation to our consulting, audit and legal service expenses, and (2) insurance expense of US$0.9 million in 2020 as we purchased liability insurances for our directors and officers, offset by an 82.3% decrease in share-based compensation from US$1.2 million in 2019 to US$0.2 million in 2020, as an increasing amount of the vesting value of our employees’ restricted shares unit was amortized in 2019 as compared to 2020. As a percentage of total net revenues, our general and administrative expenses increased from 2.6% in 2019 to 3.6% in 2020.

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

B. Liquidity and Capital Resources

We have financed our operations primarily through proceeds from offering of equity securities and debt financing in the form of short-term borrowings and loans from related parties. As of December 31, 2021, we had cash and cash equivalents of US$43.6 million, short-term borrowings of US$10.3 million and total working capital of US$23.2 million. As of December 31, 2021, 7.6% of our cash and cash equivalents was held in PRC, including US$9.6 thousand held by the VIE. For details of the restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— A. Operating Results—Holding Company Structure.” In 2021, we obtained loan proceeds of US$30.6 million from bank and third-party borrowings and made repayments of US$37.3 million.

In assessing our liquidity position, we monitor and analyze our cash on hand and operating and capital expenditure commitments. We expect that our cash on hand is sufficient to finance our working capital requirements within the twelve-month period from the date of this annual report. If we are unable to finance the working capital requirements with cash on hand and cash generated from operating activities, we may have to consider the following options to supplement our available funds:

•we will continuously seek equity financing to support our working capital;

•we will seek other available sources of financing from PRC banks and other financial institutions; and

•we will seek financial support and credit guarantee commitments from our related parties.

Our management is of the opinion that we have sufficient funds to meet our working capital requirements and current liabilities as they become due within the twelve-month period from the date of this annual report. However, there is no assurance that we will be secure additional equity or debt financing in a timely manner and at commercially reasonable terms, or at all. There are a number of factors that could potentially arise and undermine our ability to secure sufficient working capital, such as changes in the demand for our products, adverse development in regulatory policy over our business operation and/or our industry, prolonged economic downturns, and increasingly intensive competition in our industry.

In utilizing the cash that we hold offshore, we may (1) make additional capital contributions to our PRC subsidiaries, (2) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (4) make loans to our PRC subsidiaries, or (4) acquire/invest in offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and/or approvals. For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Foreign Exchange.”

A substantial portion of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange may limit our ability to utilize our revenue effectively.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	(14,189)	21,601	4,079
Net cash used in investing activities	(813)	(6,644)	(1,074)
Net cash provided by/(used in) financing activities	54,337	(22,786)	(718)
Cash, cash equivalents and restricted cash at beginning of the year	12,965	51,099	45,284
Cash, cash equivalents and restricted cash at end of the year	51,099	45,284	43,624

Operating Activities

Net cash provided by operating activities in 2021 was US$4.1 million, which reflects our net loss of US$55.7 million, as adjusted for the effects of the changes in operating assets and liabilities, and non-cash items. In 2021, the principal items accounting for changes in operating assets and liabilities were (1) a decrease of US$6.9 million in inventories as a result of better inventory management, (2) a decrease of US$2.7 million in prepayments and other current assets as we realized more of prepayments and current assets, (3) a decrease of US$21.8 million in our accounts receivable primarily due to the collection of outstanding balances, (4) an increase of US$10.3 million in accounts payable primarily due to increased purchases from vendors, and (5) an increase of US$0.2 million in advance from customers, partially offset by (i) a decrease of US$0.5 million in tax payable, (ii) a decrease of US$0.9 million in operating lease liabilities as we made regular our lease payment, (iii) a decrease of US$1.9 million in accrued liabilities and other current liabilities primarily due to the decreased payables for service procurement in connection with service revenue , (iv) a decrease of US$0.9 million in amounts due to related parties, and (v) a decrease of US$68 thousand in salary and welfare payable. Adjustment for non-cash items primarily consisted of (a) amortization of right-of-use asset and interest of lease liabilities of US$1.1 million, (b) depreciation and amortization expense of US$1.1 million, (c) inventory write-down of US$4.6 million, (d) share-based compensation of US$2.6 million, (e) impairment loss on long-term investments of US$7.3 million, (f) impairment loss on fixed assets of US$0.5 million, (g) provision for allowance of doubtful accounts of US$7.6 million, and (h) deferred tax benefits of 3.1 million.

Net cash provided by operating activities in 2020 was US$21.6 million, which reflects our net loss of US$13.5 million, as adjusted for the effects of the changes in operating assets and liabilities, and non-cash items. In 2020, the principal items accounting for changes in operating assets and liabilities were (1) a decrease of US$15.2 million in inventories as a result of better inventory management, (2) a decrease of US$13.1 million in prepayments and other current assets as we realized more of prepayments and current assets, (3) a decrease of US$10.0 million in our accounts receivable primarily due to the collection of outstanding balances, (4) an increase of US$0.4 million in tax payable, and (5) an increase of US$0.2 million in salary and welfare payable, partially offset by (i) a decrease of US$2.4 million in accounts payable primarily due to the better management of our business, (ii) a decrease of US$1.9 million in operating lease liabilities as we paid off our lease payment regularly, (iii) a decrease of US$1.7 million in accrued liabilities and other current liabilities, (iv) a decrease of US$0.7 million in amounts due to related parties, and (v) a decrease of US$0.3 million in advance from customers. Adjustment for non-cash items primarily consisted of (a) amortization of right-of-use asset and interest of lease liabilities of US$1.5 million, (b) depreciation and amortization expense of US$0.8 million, (c) inventory write-down of US$0.5 million and (d) share-based compensation of US$0.5 million.

Net cash used in operating activities in 2019 was US$14.2 million, which reflects our net income of US$1.9 million, as adjusted for the effects of the changes in operating assets and liabilities and non-cash items. In 2019, the principal items accounting for changes in operating assets and liabilities were (1) an increase of US$17.2 million in our accounts receivable primarily due to the growth of sales to platforms and distributors and (2) an increase of US$11.0 million in prepayments and other current assets and partially, offset by (i) an increase of US$4.5 million in accrued liabilities and other current liabilities, (ii) a decrease of US$2.5 million in inventory as a result of better inventory management, and (iii) an increase of US$3.6 million in accounts payable primarily due to the growth of our business. Adjustment for non-cash items primarily consisted of (a) amortization of right-of-use asset and interest of lease liabilities of US$1.6 million, (b) share-based compensation of US$1.6 million, (c) inventory write-down of US$1.2 million and (d) depreciation and amortization expense of US$996.7 thousand.

Investing Activities

Net cash used in investing activities in 2021 was US$1.1 million, primarily consisting of (1) US$1.5 million incurred in purchases of long-term investments, (2) releases of US$6 thousand cash held at disposal entities, and (3) US$0.2 million in payments for software procurement, and (4) US$0.1 million in purchases of property and equipment, partially offset by (i) proceeds from disposal of property and equipment of US$7.7 thousand, (ii) US$0.6 million for repayment from long-term investments investee, and (iii) US$1.5 thousand for loss from sale of equity interests in subsidiaries.

Net cash used in investing activities in 2020 was US$6.6 million, primarily consisting of (1) US$5.9 million incurred in purchases of long-term investments, (2) US$0.6 million for loan to long-term investments investee, (3) releases of US$0.6 million cash held at disposal entities, (4) US$0.1 million in payments for software procurement, and (5) US$0.1 million in purchases of property and equipment, partially offset by, (i) proceeds from sale of equity interests in subsidiaries of US$0.7 million and (ii) proceeds from disposal of property and equipment of US$0.1 million.

Net cash used in investing activities in 2019 was US$813.0 thousand, consisting of (1) US$557.6 thousand incurred in purchases of property and equipment and (2) payments of US$255.4 thousand for software procurement.

Financing Activities

Net cash used in financing activities in 2021 was US$0.7 million, primarily consisting of (1) repayments of borrowings of US$37.3 million, (2) repayment of advances to related parties of US$3.2 million, and (3) repayment of borrowings from related parties of US$1.0 million, partially offset by (i) proceeds from borrowings of US$30.6 million, (ii) proceeds from advances from related parties of US$2.2 million, and (iii) proceed from offering, net of US$8.1 million.

Net cash used in financing activities in 2020 was US$22.8 million, primarily consisting of (1) repayments of borrowings of US$122.7 million, (2) repayment of advances to related parties of US$5.2 million, (3) cash payments of US$3.1 million for acquisition of redeemable non-controlling interests , and (4) repayment of borrowings from related parties of US$0.6 million, partially offset by (i) proceeds from borrowings of US$105.0 million, and (ii) proceeds from advances from related parties of US$3.4 million.

Net cash provided by financing activities in 2019 was US$54.3 million, primarily consisting of (1) proceeds from borrowings of US$50.4 million, (2) net proceeds from issuance of ordinary shares of US$35.0 million, (3) advances from related parties of US$9.4 million, representing interest-free advances form Ms. Zoe Wang and Mr. Leo Zeng and their immediate family members and (4) cash consideration of US$9.3 million for subscription of shares in our company from the shareholders of ECMOHO Shanghai in connection with our corporate restructuring and (5) proceeds from borrowings of US$4.0 million from related parties, partially offset by (i) repayments of borrowings of US$37.3 million, (ii) repayment of advances to related parties of US$10.6 million and (iii) cash payments of US$4.3 million for acquisition of equity interests of ECMOHO Shanghai from Ms. Zoe Wang and Mr. Leo Zeng in connection with our corporate restructuring. For details of our corporate restructuring, see Note 1(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

For details of our related party transactions, see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” and Note 27 to our consolidated financial statements included elsewhere in this annual report.

Capital Expenditures

We made capital expenditures of US$813.0 thousand, US$260.0 thousand and US$274.0 thousand in 2019, 2020 and 2021, respectively, primarily in relation to purchases of office and warehouse equipment, leasehold improvement and software.

Holding Company Structure

ECMOHO Limited is a holding company with no material operations of its own. ECMOHO Limited is a Cayman Islands holding company, which does not have any substantive operations other than (1) directly controlling our subsidiaries in Hong Kong and China, which conduct our health and wellness business operations in China, and (2) indirectly controlling Shanghai Yibo, the variable interest entity, which holds an ICP license but does not have any substantial operations in China. As a result, ECMOHO Limited’s ability to pay dividends or otherwise fund and conduct its business depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC laws and regulations, as an offshore holding company, we are only permitted to provide funding to our PRC subsidiaries through loans or capital contributions, and to the VIE through loans, and such funding is subject to applicable government registration and approval requirements in China. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIE, when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIE either through entrustment loans from our PRC subsidiaries or direct loans to the VIE’s nominee shareholders, which would be contributed to the VIE as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

Financial Information Related to the VIE

The following tables present the condensed consolidating schedule of financial information for ECMOHO Limited, or the Parent, the VIE and the non-variable interest entities for the periods and as of the dates presented.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021

		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Total current assets	94,816,987	21,171	37,685,391	(45,396,457)	87,127,092
Total non-current assets	—	—	6,427,344	—	6,427,344
Total assets	94,816,987	21,171	44,112,735	(45,396,457)	93,554,436
Total current liabilities	17,925,800	228,386	91,133,939	(45,396,457)	63,891,668
Deficit of investments in subsidiaries	47,974,799	—	—	(47,974,799)	—
Other non-current liabilities	—	—	776,142	—	776,142
Total liabilities	65,900,599	228,386	91,910,081	(93,371,256)	64,667,810
Total equity/(deficit)	28,916,388	(207,215)	(47,797,346)	47,974,799	28,886,626

	As of December 31, 2020

		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated*	Consolidated	Elimination	Consolidated
Total current assets	77,427,435	16,749	88,662,124	(35,707,030)	130,399,278
Investments in subsidiaries	10,671,658	—	—	(10,671,658)	—
Other non-current assets	—	—	12,228,631	—	12,228,631
Total assets	88,099,093	16,749	100,890,755	(46,378,688)	142,627,909
Total current liabilities	8,291,419	127,769	88,398,508	(35,707,030)	61,110,666
Other non-current liabilities	—	—	1,963,569	—	1,963,569
Total liabilities	8,291,419	127,769	90,362,077	(35,707,030)	63,074,235
Total equity/(deficit)	79,807,674	(111,020)	10,528,678	(10,671,658)	79,553,674

*include Yang Infinity, our former variable entity in China, which was deconsolidated in April 2020.

Selected Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income Data

	Year Ended December 31, 2021

		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net revenues	—	—	130,746,560	—	130,746,560
Cost of revenues	—	—	(122,748,704)	—	(122,748,704)
Operating expenses	(3,831,129)	(92,573)	(60,254,182)	—	(64,177,884)
Loss from operations	(3,831,129)	(92,573)	(52,256,326)	—	(56,180,028)
Equity in income of subsidiaries and VIEs	(52,045,068)	—	—	52,045,068	—
Other income/(expense), net	220,999	76	273,936	—	495,011
Net profit/(loss)	(55,655,198)	(92,497)	(51,982,390)	52,045,068	(55,685,017)

	Year Ended December 31, 2020

		VIEs	Non-VIE	Intercompany	Group
	Parent	Consolidated*	Consolidated	Elimination	Consolidated
Net revenues	—	66,612	304,872,153	—	304,938,765
Cost of revenues	—	(51,828)	(246,247,798)	—	(246,299,626)
Operating expenses	(1,801,055)	(162,170)	(70,331,605)	—	(72,294,830)
Loss from operations	(1,801,055)	(147,386)	(11,707,250)	—	(13,655,691)
Equity in income of subsidiaries and VIEs	(11,336,812)	—	—	11,336,812	—
Other income/(expense), net	(161,045)	(14,506)	346,090	—	170,539
Net profit/(loss)	(13,298,912)	(161,892)	(11,361,160)	11,336,812	(13,485,152)

*include Yang Infinity, our former variable entity in China, which was deconsolidated in April 2020.

	Year Ended December 31, 2019

		VIEs	Non-VIE	Intercompany	Group
	Parent	Consolidated*	Consolidated	Elimination	Consolidated
Net revenues	—	29,122	329,450,794	—	329,479,916
Cost of revenues	—	(29,048)	(257,402,026)	—	(257,431,074)
Operating expenses	(616,906)	(545,162)	(66,270,630)	—	(67,432,698)
Loss from operations	(616,906)	(545,088)	5,778,138	—	4,616,144
Equity in income of subsidiaries and VIEs	2,601,704	—	—	(2,601,704)	—
Other income/(expense), net	—	135	(2,681,381)	—	(2,681,246)
Net profit/(loss)	1,984,798	(544,953)	3,096,757	(2,601,704)	1,934,898

*include Yang Infinity, our former variable entity in China, which was deconsolidated in April 2020.

Selected Condensed Consolidated Cash Flows Data

	Year Ended December 31, 2021

		VIE	Non-VIE	Intercompany	Group
	Parent	Consolidated	Consolidated	Elimination	Consolidated
Net cash (used in) provided by operating activities	(10,306,884)	3,884	14,381,545	—	4,078,545
Net cash (used in) provided by investing activities	—	—	(1,074,088)	—	(1,074,088)
Net cash (used in) provided by financing activities	7,785,477	—	(8,503,615)	—	(718,138)
Effect of exchange rate changes			(3,947,039)	—	(3,947,039)
Net increase (decrease) in cash and cash equivalents	(2,521,407)	3,884	856,803	—	(1,660,720)

	Year Ended December 31, 2020

		VIEs	Non-VIE	Intercompany	Group
	Parent	Consolidated*	Consolidated	Elimination	Consolidated
Net cash (used in) provided by operating activities	(8,381,595)	763	29,981,549	—	21,600,717
Net cash (used in) provided by investing activities	—	—	(6,643,839)	—	(6,643,839)
Net cash (used in) provided by financing activities	80,767	(25,636)	(22,841,299)	—	(22,786,168)
Effect of exchange rate changes	—	—	2,014,703	—	2,014,703
Net increase/(decrease) in cash and cash equivalents	(8,300,828)	(24,873)	2,511,114	—	(5,814,587)

*include Yang Infinity, our former variable entity in China, which was deconsolidated in April 2020.

	Year Ended December 31, 2019

		VIEs	Non-VIE	Intercompany	Group
	Parent	Consolidated*	Consolidated	Elimination	Consolidated
Net cash (used in) provided by operating activities	(567,446)	(434,616)	(13,186,883)	—	(14,188,945)
Net cash (used in) provided by investing activities	(10,502,538)	—	9,689,531	—	(813,007)
Net cash (used in) provided by financing activities	54,872,326	484,980	(1,020,250)	—	54,337,056
Effect of exchange rate changes	—	—	(1,201,068)	—	(1,201,068)
Net increase (decrease) in cash and cash equivalents	43,802,342	50,364	(5,718,670)	—	38,134,036

*include Yang Infinity, our former variable entity in China, which was deconsolidated in April 2020.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The following table summarizes payments due under significant contractual commitments as of December 31, 2021:

	Payments Due by Period
	2022	2023	2024	2025	2026	Total

	(in thousands of U.S. dollars)
Operating lease obligations	458.6	266.4	273.9	281.5	—	1,280.4

Our operating lease commitments relate to our corporate offices and warehouses.

Other than the above, we did not have any significant purchase commitments, capital commitments or other long-term liabilities as of December 31, 2021.

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, and in particular other than the impact of the COVID-19 pandemic, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021, that are reasonably likely to have a material and adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information to not necessarily be indicative of future results of operations or financial conditions.

E. Critical Accounting Estimate

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

Our principal accounting policies are set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgments and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions.

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

For services provided to customers, depending on the terms of the contract and the laws that apply to the contract, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as we perform; or
●	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

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

Item 6.Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information concerning our directors and executive officers.

Name*	Age	Position
Zoe Wang	42	Co-Founder, Chairman & Chief Executive Officer, Director
Leo Zeng	46	Co-Founder, Chief Operating Officer & Acting Chief Financial Officer, Director
Daniel Wang	35	General Manager – New Business, Director
Grace Fu	41	Independent Director
Yuan Fang	51	Independent Director

Zoe Wang currently serves as our Chairwoman, Chief Executive Officer and a director of our board of directors. Prior to taking on this role, Ms. Wang had 19 years’ experience in marketing and e-commerce retail management with companies such as Shanghai Pingchengjingjie Advertising Co. Ltd. and Shanghai Yiheng Advertising Co. Ltd. Ms. Wang holds an associate degree in traditional Chinese medicine from Wuhu College of Traditional Chinese Medicine and a business qualification from Changjiang Business School. Ms. Wang is the spouse of Mr. Leo Zeng and the sister of Mr. Daniel Wang.

Leo Zeng currently serves as our Chief Operating Officer, Acting Chief Financial Officer and a director of our board of directors. Mr. Zeng has extensive experience in sales and marketing over 16 years in multiple industries. Mr. Zeng also has broad managerial skills, gained from his time as a co-founder and general manager of Hydrotech Marine & Offshore Technology Co. Ltd. Mr. Zeng holds a bachelor’s degree in marine engineering management from Dalian Maritime University, and a master’s degree of business administration from Fudan University. Mr. Zeng is the spouse of Ms. Zoe Wang and the brother-in-law of Mr. Daniel Wang.

Daniel Wang currently serves as our General Manager – New Business and a director of our board of directors. Mr. Wang has served in various leadership roles since the founding of our company. He is currently in charge of our health supplements and food division, household healthcare equipment division, global business development and the management of new business. Mr. Wang has over ten years of experience in e-commerce and retail operations, and over eight years of experience in e-commerce management. Mr. Wang holds a bachelor’s degree in engineering management from Tongling University.

Grace Fu currently serves as an Independent Director on our board of directors. Ms. Fu has extensive experience in investment and management. Ms. Fu is currently a vice president at CID Group Ltd. and a deputy dean of the CID Research Institute. Prior to joining CID Group Ltd., Ms. Fu served as an investment manager at The Omni-Power Co., Ltd. Ms. Fu holds a bachelor’s degree in architecture from Shanghai Jiaotong University, a master’s degree in architectural design and theory from Shanghai Jiaotong University, and an EMBA degree from Antai College of Economics and Management at Shanghai Jiaotong University.

Yuan Fang currently serves as an Independent Director of our board of directors. Mr. Fang has over 10 years of experiences in venture capital investment, operation management and investment banking. Mr. Yuan Fang joined Delta Capital in late 2014 and has been leading Delta Capital’s investments in technology and consumer services areas. Prior to joining Delta Capital, Mr. Yuan Fang worked in Matrix Partners China, WI Harper Group, SK China Holding Co. Ltd., and BNP Paribas. Mr. Yuan Fang also gained valuable experiences from working as a key founding member in start-up companies. Mr. Yuan Fang received a master’s degree from College Des Ingenieurs in Paris, and an MBA and two bachelor’s degrees from Tsinghua University in Beijing.

B. Compensation

In 2021, the aggregate cash compensation to our executive officers and directors was RMB1.3 million (US$0.2 million). Each of the officers and directors is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions in amounts equal to certain percentages of each employee’s salary, including bonuses and allowances, for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Omnibus Incentive Plan

On September 30, 2018, we adopted our 2018 Omnibus Incentive Plan, or the 2018 Plan, to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons to further link the interests of recipients with those of our shareholders generally. We granted restricted share units under the 2018 Plan to our employees and directors. Under the 2018 Plan, a total of 11,386,410 Class A ordinary shares were initially reserved for issuance. As of May 11, 2022, restricted share units representing a total of 9,808,405 Class A ordinary shares were issued to our officers and employees and remain outstanding under the 2018 Plan.

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

2021 Omnibus Incentive Plan

On May 19, 2021, we adopted our 2021 Omnibus Incentive Plan, or the 2021 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. We may grant options, restricted shares, restricted share units and other equity-based awards under the 2021 Plan to our employees, directors and consultants. Under the 2021 Plan, a total of 14,471,750 Class A ordinary shares were initially reserved for issuance. As of May 11, 2022, restricted share units representing a total of 2,260,000 Class A ordinary shares were issued to our officers and employees and remain outstanding under the 2021 Plan.

The following paragraphs summarize the terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the grant of restricted shares, restricted share units, options, dividend equivalent rights and other stock-based awards.

Plan Administration. The 2021 Plan is administered by our board of directors or by a committee designated by our board of directors. The committee or the full board of directors, as applicable, determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Generally, awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which must be consistent with the plan.

Exercise Price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Eligibility. We may grant awards only to those persons that the plan administrator determines to be eligible persons, which may include our employees, directors and consultants.

Term of the Awards. The term of each award granted under the 2021 Plan may not exceed ten years from the date of the grant.

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

Termination. The 2021 Plan is valid and effective for a term of 10 years commencing from its adoption.

The following table summarizes, as of May 11, 2022, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under our 2018 and 2021 Plan.

	Class A Ordinary
	Shares Underlying
	Restricted Share
Name	Units Granted	Date of Grant
Zoe Wang	—	—
Leo Zeng	—	—
Daniel Wang	1,706,260	October 1, 2020-June 1, 2021
Grace Fu	120,000	July 1, 2021-
Other individuals as a group	10,242,145	September 30, 2018-December 31, 2021
Total	12,068,405

C. Board practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is not a shareholder of our company shall nevertheless be entitled to attend and speak at general meetings of shareholders. A director may vote with respect to any contract or transaction or proposed contract or transaction in which he is interested provided (1) such director, if his such interest is material, has declared the nature of his interest at a meeting of the board and (2) his vote is not otherwise disqualified by the chairman of the relevant board meeting, pursuant to any applicable rules and regulations as a result of listing of our ADSs or shares on the Nasdaq Stock Market or pursuant to other corporate governance requirements adopted by the board from time to time. The Directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. Pursuant to the service contracts between our company and our directors, neither we nor our subsidiaries provide benefits to non-executive directors upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. As a foreign private issuer, we are permitted under the Nasdaq Stock Market Rules to follow home country corporate governance practices. We rely on these exemptions provided by the Nasdaq Stock Market Rules to foreign private issuers. For example, we do not (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have an audit committee be composed of at least three members.

We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Yuan Fang, who is also the Chair, and Ms. Grace Fu. Both Mr. Fang and Ms. Fu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended.

We have determined that Mr. Fang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent registered public accounting firm, pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm and reviewing the performance of the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy and effectiveness of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter and recommend any proposed changes to the board for approval;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct;
●	reviewing and approving all proposed related party transactions; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Ms. Zoe Wang, who also acts as the Chair of the committee, Mr. Leo Zeng and Ms. Grace Fu. Ms. Fu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the company’s compensation and employee benefit plans and practices, including its executive compensation plans. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation for our executive officers;
●	reviewing the compensation of our non-employee directors; and
●	periodically reviewing and approving any general compensation and employee benefit plans, and making recommendation to the board as necessary.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Grace Fu, who also acts as the Chair of the committee, Mr. Yuan Fang, Ms. Zoe Wang and Mr. Leo Zeng. Both Ms. Fu and Mr. Fang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying, recruiting and, if appropriate, interviewing candidates to fill positions on our board of directors;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, experience, skills, expertise and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

A director will be removed from office if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; or (3) is prohibited by any applicable law or designated stock exchange rules from being a director.

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

D. Employees

We had a total of 677, 455 and 300 full-time employees as of December 31, 2019, 2020 and 2021, respectively. Substantially all of our full-time employees are based in China.

The following table sets forth a breakdown of our employees by function as of December 31, 2021:

Function	Number
Fulfillment	37
Sales and marketing	199
General and administrative	45
Research and development	19
Total	300

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

E. Share Ownership

The following table sets forth information as of May 11, 2022 with respect to the beneficial ownership of our ordinary shares by (i) each of our directors and officers and (ii) each person known to us to own beneficially 5.0% or more of our ordinary shares as a single class. The total number of ordinary shares outstanding as of May 11, 2022 is 197,937,499, comprising 138,581,883 Class A ordinary shares and 59,355,616 Class B ordinary shares but excludes ordinary shares issuable upon the exercise of outstanding share options, vested but not yet issued restricted shares and ordinary shares reserved for future issuance under our share incentive plans.

	Class A ordinary shares		Class B ordinary shares		% of	% of
						Aggregate
					Aggregate	Voting
					Shareholding	Power
	Number	%*	Number	%**	***	****
Directors and Executive Officers:†
Zoe Wang(1)	638,106	0.5	37,575,200	63.3	19.3	51.4
Leo Zeng(2)	—	—	21,780,416	36.7	11.0	29.7
Yuan Fang	—	—	—	—	—	—
Daniel Wang	1,706,260	1.2	—	—	0.9	0.2
Grace Fu	120,000	0.1	—	—	0.1	—
All our Directors and Executive Officers as a group	2,464,366	1.8	59,355,616	100.0	31.3	81.3
Principal Shareholders:
Zoe Wang(1)	638,106		37,575,200	63.3	19.3	51.4
Leo Zeng(2)	—		21,780,416	36.7	11.0	29.7

Notes:

†	Except as otherwise indicated below, the business address of our directors and executive officers is 5th Floor, 909 Tianyaoqiao Road, Xuhui District, Shanghai, China.
*

For each person or group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group by the sum of the total number of Class A ordinary shares outstanding as of May 11, 2022, being 138,581,883.

**

For each person or group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class B ordinary shares outstanding as of May 11, 2022, being 59,355,616.

***

For each person or group included in this column, percentage of aggregate shareholding is calculated by dividing the number of shares beneficially owned by such person or group by the total number of shares outstanding, assuming conversion of all of our Class B ordinary shares into Class A ordinary shares. Our Class B ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a share-for-share basis. Class A ordinary shares are not convertible into Class B ordinary shares at any time.

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

(1)	Represents 638,106 Class A ordinary shares and 37,575,200 Class B ordinary shares held by Behealth Limited, a British Virgin Islands company wholly owned by Ms. Zoe Wang. The registered office address of Behealth Limited is c/o Sertus Incorporations (BVI) Limited Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents 21,780,416 Class B ordinary shares held by Uhealth Limited, a British Virgin Islands company wholly owned by Leo Zeng. The registered office address of Uhealth Limited is c/o Sertus Incorporations (BVI) Limited Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Item 7.Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

To our knowledge, as of May 11, 2022, a total of 115,037,596 Class A ordinary shares, representing approximately 83.0% of our total outstanding Class A ordinary shares, were held by one recorded shareholder in the United States, which is Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the one record holder of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

	As of December 31,
	2019	2020	2021
	US$	US$	US$
Balance amount with related parties
Payables due to related parties	(5,511,642)	(708)	(125,164)
Borrowings from and interests due to related parties	(10,721,819)	(9,400,000)	(8,410,000)
Accounts payable – related parties		(3,045)	(118,183)

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Transaction with related parties
Repayment of advances to related parties	(10,593,662)	(5,214,261)	(3,232,578)
Proceeds of advances from related parties	9,436,151	3,409,587	2,186,806
Proceeds of borrowings from related parties	6,000,000	10,000,000	11,000,000
Repayment of borrowings from related parties	(2,000,000)	(10,600,000)	(11,990,000)
Reimbursement to related parties	331,956	292,736	47,880
Product sales to related parties	—	264,824	2,115,290
Purchases from related parties	—	6,560	268,009
Proceeds from sale of equity interests in subsidiaries	—	710,392	—
Sale consideration from sale of equity interests in a subsidiary offset with amounts due to related parties	—	652,401	—
Gain from sale of equity interests in subsidiaries to related parties recognized to additional paid-in capital	—	1,950,871	—

Transactions with our co-founders

We have drawn down interest free advances from our co-founders and certain of their affiliates to fund our working capital from time to time, which amounted to US$9.4 million, US$3.4 million and US$2.2 million in 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, payables due to these related parties amounted to US$5.5 million, US$708 and US$125,164, respectively. As of the date of this annual report on Form 20-F, payables due to these related parties amount to US$7.1 million.

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

As of the date of this annual report on Form 20-F, the aggregate principal and interest outstanding under the aforementioned loan agreements with Techlong International Investments Limited is US$6.4 million.

Transactions with Xianggui Shanghai

On May 6, 2021, Shanghai Tonggou Information Technology Co., Ltd., our wholly owned subsidiary in the PRC (“Shanghai Tonggou”), entered into a cooperation framework agreement with Xianggui Shanghai. Pursuant to the cooperation framework agreement, Shanghai Tonggou and its affiliate companies shall grant to Xianggui Shanghai and its affiliate companies the operation and distribution rights of certain brand products of Shanghai Tonggou and its affiliate companies, provided that Shanghai Tonggou and its affiliate companies shall have received proper authorization from such brand partners. The relevant cooperation period, fees and other arrangements shall be governed by further written agreements to be entered into among Shanghai Tonggou and Xianggui Shanghai, and their respective affiliate companies. Xianggui Health Management, an entity then controlled by our co-founders, holds 60% of Xianggui Shanghai’s equity interests, and our director, Daniel Wang holds 40% of Xianggui Shanghai’s equity interests. As such, Shanghai Tonggou and Xianggui Shanghai may be deemed to be under common control of our co-founders, Ms. Wang and Mr. Zeng, at the time of entering into the cooperation framework agreement.  As of December 31, 2021, Xianggui Shanghai was 100% controlled by Xianggui Health Management, an entity controlled by our director, Daniel Wang and his wife.

Divestment of equity interest in Shanghai Juyi

On September 2, 2021, Yijiasancan Shanghai entered into a share transfer agreement with a director of the board of directors, Daniel Wang, and an employee of our company. Prior to the share transfer, Yijiasancan Shanghai held 100% of equity interest of Shanghai Juyi Information Technology Co., Ltd., or Shanghai Juyi. Pursuant to the share transfer agreement, Yijiasancan Shanghai transferred, for nil consideration, (1) 70% of equity interests of Shanghai Juyi to Daniel Wang and (2) 20% of equity interests of Shanghai Juyi to an employee of our company.

Our decision to disinvest Shanghai Juyi is to restructure its operating entities and improve its operating results in the e-commerce health and wellness industry, and in light of the continuous loss incurred by Shanghai Juyi. We evaluated and determined that the divestment of Shanghai Juyi did not constitute a strategic shift that has had or will have a material effect on our business operations and financial results. Therefore, the results of operations relating to Shanghai Juyi were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

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

Contractual Agreements with Respect to the VIE

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entity” for a description of the contractual arrangements between our PRC subsidiary Shanghai ECMOHO and the VIE.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees-Compensation-Share Incentive Plans.”

C. Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

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

Dividend Policy

We have not declared or paid any dividends. We do not have any present plans to pay any dividends on ordinary shares in the foreseeable future. We intend to retain the available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may pay dividends only out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Other than as set forth in this annual report on Form 20-F, no significant change has occurred with respect to us since the date of our audited consolidated U.S. GAAP financial statements included elsewhere in this annual report on Form 20-F.

Item 9.The Offer and Listing

A. Offer and Listing Details

Our ADSs have been listed on the Nasdaq Stock Market since November 8, 2019, under the symbol “MOHO.”  Each ADS represents four Class A ordinary shares, par value US$0.00001 per share.

B. Plan of Distribution

Not applicable.

C. Markets

See “—Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.Additional Information

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

Anti-Takeover Provisions. Some provisions of our Third Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

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

C. Material Contracts

On August 3, 2021, we entered into an underwriting agreement with Aegis Capital Corp. (“Aegis”) as the representative of the underwriters named therein, pursuant to which we agreed to issue and sell an aggregate of 10,000,000 ADSs, each representing four Class A ordinary shares, par value US$0.00001 per share, of the Company (the “Public Offering”). In addition, we granted Aegis a 45-day option to purchase up to an additional approximately 12.8% of the number of the ADSs offered in the Public Offering to cover over-allotments (the “Over-allotment Options), if any. On August 5, 2021, we completed the Public Offering at a public offering price of US$0.90 per ADS. Aegis did not elect to exercise the Over-allotment Options. After deducting underwriting discounts and commissions and other offering expenses, the net proceeds of the Public Offering were approximately US$8.1 million.

We have not entered into any material contracts other than in the ordinary course of business or other than those described above, in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulations⸻Regulations Relating to Foreign Exchange.”

E. Taxation

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of December 31, 2021, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the ADSs. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.

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

U.S. Federal Income Taxation

This section describes the material U.S. federal income tax consequences of owning ordinary shares and ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your ordinary shares or ADSs as capital assets for tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, and your U.S. federal income tax consequences may be different than those described below if you are a member of a special class of holders subject to special rules, including:

●	a dealer in securities;
●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
●	a tax-exempt organization;
●	a life insurance company;
●	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock;
●	a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
●	a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes; or
●	a U.S. person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

PFIC Rules. The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In addition, although the law in this regard is unclear, we treat the VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE for U.S. federal income tax purposes, based upon the composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2021. However, if our market capitalization does not increase or declines or we do not spend our cash as quickly as anticipated, we may be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS, may challenge the classification or valuation of certain of our assets, which may result in our company being, or becoming classified as, a PFIC in prior, current or future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we retain significant amounts of liquid assets, or if the VIE was not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current taxable year or any future fiscal year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or ordinary shares.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ordinary shares or ADSs:

●	at least 75% of our gross income for the taxable year is passive income; or
●	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

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

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

●	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and
●	any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ordinary shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

●	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;
●	the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income;
●	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

I. Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

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

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents amounting to US$3.3 million at the exchange rate of RMB6.3757 for US$1.00 as published by the People’s Bank of China on December 31, 2021. If Renminbi had depreciated by 10% against the U.S. dollar, our cash and cash equivalents would have decreased by US$302.5 thousand.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on our short-term borrowings. As of December 31, 2021, we had short-term borrowings of US$10.3 million, of which 31.8% were denominated in U.S. dollars and 68.2% in Renminbi. The interest rates of our U.S. dollar-denominated short-term borrowings are subject to mutual agreement between us and the respective lenders, and the interest rates of our Renminbi-denominated short-term borrowings are pegged to the loan prime rate published by the People’s Bank of China. These short-term borrowings carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest expenses may increase due to changes in market interest rates. As of December 31, 2021, our short-term borrowings had a weighted average interest rate of 7.8% per annum.

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

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements that are relevant to us, see Note 2(al) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Item 12.Description of Securities Other than Equity Securities

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
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)
Up to U.S. 5¢ per ADS issued

● Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

● ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

● Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

●
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
Up to U.S. 5¢ per ADS (or fraction thereof) converted

and certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
●	any reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with conversion of foreign currency compliance with currency exchange control or other governmental requirements; and

●	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of increases in such fees and charges.

Fees and Other Payments Made by the Depositary to us

In 2021, we did not receive any payments from the depositary for standard out-of-pocket maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of U.S. GAAP accounts, legal and accounting fees associated with listing on the Nasdaq Stock Market, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

The registration statement on Form F-1 was declared effective by the SEC on November 7, 2019. For the period from the effective date of the registration statement on Form F-1 to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$11.7 million, which included US$7.9 million in underwriting discounts and commissions for the initial public offering and approximately US$3.8 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$35.0 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2021, the net proceeds received from our initial public offering were mainly kept as bank deposits.

On June 21, 2021, we filed a registration statement on Form F-3 (No. 333-257200) with the SEC, which was declared effective on July 6, 2021 to offer ordinary shares, preferred shares, debt securities, warrants, either individually or as units composed of one or more of the other securities, of an aggregate offering price of up to US$50,000,000. We intend to use the net proceeds from such offerings in the manner as disclosed in our registration statement on Form F-3 (No. 333-257200).

On August 5, 2021, we completed an underwritten public offering in which we issued and sold an aggregate of 10,000,000 ADSs at a public offering price of US$0.90 per ADS (the “Public Offering”). After deducting underwriting discounts and commissions and other offering expenses, the net proceeds of the Public Offering were approximately US$8.1 million.

We incurred approximately US$0.9 million in expenses in connection with the Public Offering, which included commissions fees paid to Aegis Capital Corp. and other miscellaneous fees. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the Public Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We intend to use the net proceeds from the Public Offering primarily for investment in our SaaS platform, working capital and general corporate purpose. As of December 31, 2021, approximately US$7.3 million of the net proceeds from the Public Offering was used as working capital and for general corporate purpose, including around US$7.0 million used as payment to our brand partners. We still intend to use the remainder of the proceeds from the Public Offering as disclosed in our registration statement on Form F-3 (No. 333-257200).

Item 15.Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective. We have started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.

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

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2019, we and our former independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting as of December 31, 2019. In accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness, which was first identified in the course of preparing our consolidated financial statements for the year ended December 31, 2018, relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2020 and 2021, we and our current independent registered public accounting firm identified the same material weakness in our internal control over financial reporting as of December 31, 2020 and 2021, respectively.

We have started to undertake steps to strengthen our internal control over financial reporting, including: (1) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (2) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements; and (3) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; and (4) engaging an external consultant firm with experienced staff holding the CPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2021. We also plan to hire more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function. However, such measures have not been fully implemented, and we concluded that the material weakness in our internal control over financial reporting had not been fully remediated as of December 31, 2021.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2021, pursuant to new information technology methodology, we and our independent registered public accounting firm identified additional material weaknesses in our internal control over financial reporting as of December 31, 2021 relating to information technology control, in the areas of (1) data backup and recovery management, (2) system and data accesses, and (3) information, cybersecurity and vulnerability risk assessment and management. Following the identification of these material weaknesses, we plan to take measures to remedy our information technology control, including but not limited to (i) developing enhanced risk assessment procedures and controls related to changes in information technology systems, (ii) developing a training program for employees to address information technology control principles and requirements, with a focus on issues related to user access and change-management over information technology systems impacting financial reporting, (iii) developing and maintaining documentation underlying information technology control, and (iv) developing cybersecurity awareness training to employees, adopt a documented cybersecurity policy, assess and address cybersecurity risk on a regular basis.

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

Item 16RESERVED

Item 16A.Audit Committee Financial Expert

The board has determined that Mr. Yuan Fang, the Chair of our Audit Committee, qualifies as an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. For detailed biographical information on Mr. Fang, see “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.” Mr. Fang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended.

Item 16B.Code of Ethics

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

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees, by categories, in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Friedman LLP, our independent public accountants for the years indicated. We did not pay any other fees to our auditors during the years indicated below.

	Year Ended December 31,
	2020	2021

	(in thousands of U.S. dollars)
Audit Fees(1)	851	624
Audit-Related Fees	—	—
Tax Fees(2)	—	—
All Other Fees	—	—
Total	851	624

Notes:

(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements. We paid or accrued expenses of US$74,800 for the fiscal years ended December 31, 2021 related to our predecessor auditor.
(2)	“Tax Fees” represents the aggregate fees for professional services rendered by our principal auditors for tax advisory.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above. All of the services of Friedman LLP described above were in accordance with the audit committee pre-approval policy.

Item 16D.Exemptions from the Listing Standards for Audit Committees

See “Item 16G. Corporate Governance.”

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.Change in Registrant’s Certifying Accountant

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

Item 16G.Corporate Governance

As a Cayman Islands exempted company with limited liability listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules for corporate governance listing standards. However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Stock Market Rules and we are permitted to follow home country practice in respect of certain corporate governance matters. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the Nasdaq Capital Market. For example, we do not (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have an audit committee be composed of at least three members, or (iv) hold annual general shareholder meeting. Other than those described above, there are no other significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq Stock Market Rules. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers. See “Item 3. Key Information- D. Risk Factors-Risks Related to Our ADSs-As a foreign private issuer, we are permitted to, and we will continue to, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Class A ordinary shares and holders of the ADSs than they would enjoy if we were a domestic U.S. company.”

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. Our co-founders, Ms. Zoe Wang, who serves as our Chairwoman and Chief Executive Officer, and Mr. Leo Zeng, who serves as our Chief Operating Officer and Acting Chief Financial Officer, collectively held 81.1% of the total voting rights in our company as of May 11, 2022, and we are, and expect to continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules. We currently rely on the exemptions with respect to (i) the requirement that a majority of the board of directors consist of independent directors, and (ii) the requirement that the compensation committee and the nominating and corporate governance committee consist entirely of independent directors. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs-We are a “controlled company” within the meaning of the Nasdaq corporate governance requirements, which may result in public investors having less protection than they would if we were not a controlled company.” Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters, as described above.

We strive to evolve and update our corporate governance guidelines and best practices in the interest of transparency, long-term shareholder value and respect for minority shareholders. We disclose timely and accurate information regarding our operations and performance.

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

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

4.8	2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-257546) filed with the SEC on June 30, 2021)

4.9

English translation of the Loan Agreements between ECMOHO (Hong Kong) Limited and Techlong International Investments Limited, dated September 18, 2017, March 28, 2018 and April 3, 2018, respectively (incorporated by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.10

Form of indemnification agreements between ECMOHO Limited and the directors and executive officers of ECMOHO Limited and employment agreements between ECMOHO Limited and the directors of ECMOHO Limited (incorporated by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-233951), as amended, initially filed with the SEC on September 26, 2019)

4.11

English translation of the Equity Transfer Agreement by and among Yiling (Shanghai) Information Technology Co., Ltd., Daniel Wang, Shanghai Xianggui Health Management Co., Ltd. and Xianggui (Shanghai) Biotechnology Co., Ltd., dated April 27, 2020 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.12

English translation of the Agreement on Contract Cancellation by and among Xianggui (Shanghai) Biotechnology Co., Ltd., Yang Infinity (Shanghai) Biotechnology Co., Limited, Zoe Wang, Leo Zeng and Shanghai Xianggui Health Management Co., Ltd., dated April 27, 2020 with respect to the cancellation of the contractual arrangements with Yang Infinity (Shanghai) Biotechnology Co., Limited (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.13

English translation of the Agreement on Cancellation of Equity Pledge Contract between Xianggui (Shanghai) Biotechnology Co., Ltd. and Zoe Wang, dated April 27, 2020 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.14

English translation of the Agreement on Cancellation of Equity Pledge Contract between Xianggui (Shanghai) Biotechnology Co., Ltd. and Leo Zeng, dated April 27, 2020 (incorporated by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.15

English translation of the Loan Agreements between ECMOHO Limited and Techlong International Investments Limited, dated November 12, 2019 (incorporated by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.16

English translation of the Supplementary Loan Agreement by and among Techlong International Investments Limited, ECMOHO Limited, Uhealth Limited and Leo Zeng, dated May 29, 2020 (incorporated by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.17

English translation of the Supplementary Loan Agreement by and among Techlong International Investments Limited, ECMOHO (Hong Kong) Health Technology Limited, Uhealth Limited and Leo Zeng, dated May 29, 2020 (incorporated by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on June 12, 2020)

4.18

English translation of the Shanghai Jieshi Technology Co., Ltd. Equity Transfer Agreement by and among Yijiasancan (Shanghai) E-commerce Co., Ltd. and Shanghai Xianggui Health Technology Co., Ltd. dated July 9, 2020 (incorporated by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on April 30, 2021)

4.19

English translation of the Shanghai Hengshoutang Health Technology Co., Ltd. Equity Transfer Agreement by and among Yijiasancan (Shanghai) E-commerce Co., Ltd. and Shanghai Xianggui Health Technology Co., Ltd. dated October 28, 2020 (incorporated by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on April 30, 2021)

4.20

Shareholder’s Agreement by and among ECMOHO (Hong Kong) Health Technology Limited, Huizhi Zhang, Yue Tang, Ling Ma and Anze Premium Health and Beauty Pte. Ltd. dated July 23, 2020 (incorporated by reference to Exhibit 4.43 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on April 30, 2021)

4.21

Share Sale and Purchase Agreement by and among ECMOHO (Hong Kong) Health Technology Limited, Ling Ma and Anze Premium Health and Beauty Pte. Ltd. dated July 23, 2020 (incorporated by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on April 30, 2021)

4.22

Note Purchase Agreement by and among Anze Premium Health and Beauty Pte. Ltd., ECMOHO (Hong Kong) Health Technology Limited, Huizhi Zhang, Yue Tang and Ling Ma dated July 23, 2020 (incorporated by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on April 30, 2021)

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

16.1

Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to the annual report on Form 20-F (File No. 001-39121), filed with the SEC on April 30, 2021)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*            Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 13, 2022

ECMOHO LIMITED

By	/s/ Zoe Wang
Name:	Zoe Wang
Title:	Chairman & Chief Executive Officer

By	/s/ Leo Zeng
Name:	Leo Zeng
Title:	Director, Chief Operating Officer & Acting Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ECMOHO Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ECMOHO Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

May 13, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ECMOHO Limited

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows of ECMOHO Limited and its subsidiaries (the “Company”) for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 12, 2020

We served as the Company’s auditor from 2018 to 2020.

ECMOHO LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

		As of	As of
		December 31,	December 31,
	Note	2020	2021
		US$	US$
ASSETS
Current assets
Cash and cash equivalents	6	45,284,308	43,623,588
Accounts receivable, net	7	42,005,638	16,161,652
Inventories	8	33,263,094	21,818,999
Prepayments and other current assets	9	9,200,238	5,522,853
Loan receivable	13	646,000	—
Total current assets		130,399,278	87,127,092
Property and equipment, net	10	966,509	114,522
Intangible assets, net	12	565,106	103,197
Operating lease right-of-use assets	11	2,434,221	1,203,219
Deferred tax assets	26	829,389	3,919,468
Long-term investment	15	5,904,000	4,197
Other non-current assets	14	1,529,406	1,082,741
Total assets		142,627,909	93,554,436
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short term borrowings	16	16,942,751	10,320,644
Accounts payable		24,190,898	35,851,079
Amounts due to related parties	27	9,400,708	8,535,164
Operating lease liabilities, current	11	411,557	402,462
Advances from customers		730,630	964,797
Salary and welfare payables (including salary and welfare payables of the consolidated VIEs and VIE’s subsidiary without recourse to the Group of US$4,604 and US$5,280 as of December 31, 2020 and 2021, respectively)		821,044	772,092
Tax payables (including tax payables of the consolidated VIEs and VIE’s subsidiary without recourse to the Group of US$250 and US$0 as of December 31, 2020 and 2021, respectively)	18	3,574,217	3,187,759
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIEs and VIE’s subsidiary without recourse to the Group of US$122,915 and US$223,106 as of December 31, 2020 and 2021, respectively)	17	5,038,861	3,857,671
Total current liabilities		61,110,666	63,891,668
Deferred tax liabilities	26	24,684	5,052
Operating lease liabilities, non-current	11	1,938,885	771,090
Total liabilities		63,074,235	64,667,810
Commitments and contingencies (Note 29)
Shareholders’ equity:
Class A Ordinary Shares, US$0.00001 par value; 4,924,849,600 shares authorized at December 31,2020 and 2021; 69,361,883 and 133,581,883 shares issued and outstanding at December 31, 2020 and 2021, respectively		693	1,335
Class B Ordinary Shares, US$0.00001 par value; 71,355,616 shares authorized at December 31, 2020 and 2021; 71,355,615 and 59,355,616 shares issued and outstanding at December 31, 2020 and 2021, respectively		714	594
Additional paid-in capital		108,369,688	118,947,530
Accumulated other comprehensive (loss)/income		4,037,628	(1,522,824)
Accumulated deficit		(32,855,049)	(88,510,247)
Total ECMOHO Limited shareholders’ equity		79,553,674	28,916,388
Non-controlling interests		—	(29,762)
Total shareholders’ equity		79,553,674	28,886,626
Total liabilities and shareholders’ equity		142,627,909	93,554,436

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

		Year Ended December 31,
	Note	2019	2020	2021
		US$	US$	US$
Net revenues:
Products sales		302,098,523	300,155,525	128,040,585
Services		27,381,393	4,783,240	2,705,975
Total net revenues	22	329,479,916	304,938,765	130,746,560
Total cost of revenue		(257,431,074)	(246,299,626)	(122,748,704)
Gross profit		72,048,842	58,639,139	7,997,856
Operating expenses:
Fulfillment expenses		(16,956,520)	(14,398,579)	(9,239,241)
Sales and marketing expenses	2(x)	(40,205,943)	(45,753,811)	(27,859,522)
General and administrative expenses		(8,496,574)	(11,036,905)	(18,759,164)
Research and development expenses		(1,808,422)	(1,105,535)	(1,052,361)
Impairment loss on long-term investment		—	—	(7,267,596)
Other operating income		34,761	—	—
Total operating expenses		(67,432,698)	(72,294,830)	(64,177,884)
Operating income/(loss)		4,616,144	(13,655,691)	(56,180,028)
Finance expense, net	23	(2,513,847)	(2,615,282)	(1,883,917)
Foreign exchange (loss)/gain, net		(392,955)	979,103	(860,799)
Other income, net	2(ad)	475,195	1,800,214	305,529
Income/(loss) before income tax expenses		2,184,537	(13,491,656)	(58,619,215)
Income tax (expenses)/benefits	26	(249,639)	6,504	2,934,198
Net Income/(loss)		1,934,898	(13,485,152)	(55,685,017)
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders		(361,657)	(186,240)	(29,819)
Net income/(loss) attributable to ECMOHO Limited		2,296,555	(13,298,912)	(55,655,198)
Less: Accretion on Series A convertible redeemable preferred shares to redemption value		(1,022,461)	—	—
Less: Accretion to redemption value of redeemable non-controlling interests		(311,757)	—	—
Net (loss)/income attributable to ECMOHO Limited’s ordinary shareholders		962,337	(13,298,912)	(55,655,198)
Net income/(loss)		1,934,898	(13,485,152)	(55,685,017)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax		(887,407)	6,360,165	(5,560,395)
Less: Comprehensive loss attributable to noncontrolling interests		(404,798)	(128,338)	(29,762)
Comprehensive income/(loss) attributable to ECMOHO Limited		1,452,289	(6,996,649)	(61,215,650)
Net (loss)/earnings per share attributable to ECMOHO Limited’s ordinary shareholders
—basic		0.01	(0.10)	(0.35)
—diluted		0.01	(0.10)	(0.35)
Weighted average number of Ordinary Shares
—basic		98,104,216	139,619,496	158,969,475
—diluted		115,644,864	139,619,496	158,969,475

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

						Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Additional	other		Non-	Total
	Number of		Number of		Paid-in	comprehensive	Accumulated	Controlling	Shareholders'
	Shares	Amount	Shares	Amount	Capital	(loss)/income	deficit	interests	(Deficit)/Equity
		US$		US$	US$	US$	US$	US$	US$
Balances at December 31, 2018	15,531,000	155	75,150,400	752	—	(1,420,369)	(21,852,692)	310,904	(32,222,550)
Share-based compensation expense (Note 24)	—	—	—	—	1,575,029	—	—	—	1,575,029
Sale of equity interests in a subsidiary to non-controlling interests	—	—	—	—	2,757	—	—	592,725	595,482
Capital contribution from non-controlling interests shareholders	—	—	—	—	—	—	—	29,196	29,196
Accretion to redemption value of redeemable convertible preferred stock (Note 19)	—	—	—	—	(1,022,461)	—	—	—	(1,022,461)
Accretion to redemption value of redeemable non-controlling interests and income attribution (Note 20)	—	—	—	—	(311,757)	—	—	27,068	(284,689)
Acquisition of non-controlling interests (Note 20)	—	—	—	—	(180,784)	—	—	10,460	(170,324)
Acquisition of redeemable non-controlling interests (Note 20)	—	—	—	—	1,296,171	—	—	—	1,296,171
Conversion of preferred shares to Class A ordinary shares (Note 19)	29,336,099	293	—	—	69,564,896	—	—	—	69,565,189
Subscription fees received from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	—	—	—	—	—	—	—	—	9,261,300
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment option, net of cost of issuance (Note 21)	18,700,000	187	—	—	35,020,427	—	—	—	35,020,614
Foreign currency translation	—	—	—	—	—	(844,266)	—	(43,141)	(887,407)
Net income	—	—	—	—	—	—	2,296,555	(361,657)	1,934,898
Balances at December 31, 2019	63,567,099	635	75,150,400	752	105,944,278	(2,264,635)	(19,556,137)	565,555	84,690,448
Share-based compensation expense (Note 24)	—	—	—	—	474,559	—	—	—	474,559
Sale of equity interests in subsidiaries (Note 3)	—	—	—	—	1,950,871	—	—	(437,217)	1,513,654
Conversion of Class B Ordinary shares into Class A Ordinary shares (Note 21)	3,794,784	38	(3,794,784)	(38)	—	—	—	—	—
Issuance of restricted shares units	2,000,000	20	—	—	(20)	—	—	—	—
Foreign currency translation	—	—	—	—	—	6,302,263	—	57,902	6,360,165
Net loss	—	—	—	—	—	—	(13,298,912)	(186,240)	(13,485,152)
Balances at December 31, 2020	69,361,883	693	71,355,616	714	108,369,688	4,037,628	(32,855,049)	—	79,553,674
Share-based compensation expense (Note 24)	—	—	—	—	2,552,318	—	—	—	2,552,318
Loss from sale of equity interests in subsidiaries (Note 3)	—	—	—	—	(37,331)	—	—	—	(37,331)
Conversion of Class B Ordinary shares into Class A Ordinary shares (Note 21)	12,000,000	120	(12,000,000)	(120)	—	—	—	—	—
Issuance of restricted shares units	12,220,000	122	—	—	(122)	—	—	—	—
Proceeds from offering, net	40,000,000	400	—	—	8,062,977	—	—	—	8,063,377
Foreign currency translation	—	—	—	—	—	(5,560,452)	—	57	(5,560,395)
Net loss	—	—	—	—	—	—	(55,655,198)	(29,819)	(55,685,017)
Balances at December 31, 2021	133,581,883	1,335	59,355,616	594	118,947,530	(1,522,824)	(88,510,247)	(29,762)	28,886,626

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Cash flows from operating activities:
Net Income/(loss)	1,934,898	(13,485,152)	(55,685,017)
Adjustments to reconcile net income/(loss) to net cash (used in) provided by operating activities:
Depreciation and amortization expense	996,715	828,546	1,128,169
Provision for/(reversal of) allowance of doubtful accounts	93,737	(39,210)	7,612,174
Inventory provision	1,194,496	548,109	4,634,522
Impairment loss on long-term investment	—	—	7,267,596
Impairment loss on property and equipment	—	—	476,762
Gain on disposal of property and equipment	—	—	(2,815)
Deferred tax benefit/(expenses)	192,741	(6,582)	(3,054,564)
Share-based compensation	1,575,029	474,559	2,552,318
Amortization of right-of-use asset and interest of lease liabilities	1,636,237	1,511,607	1,058,998
Changes in operating assets and liabilities
Accounts receivable	(17,164,688)	9,978,211	21,792,022
Inventories	2,497,477	15,161,760	6,864,671
Prepayments and other current assets	(11,008,829)	13,055,163	2,671,987
Other non-current assets	(374,253)	49,917	456,108
Accounts payable	3,648,039	(2,429,356)	10,303,346
Amounts due to related parties	488,186	(746,904)	(865,544)
Advance from customers	(1,911,843)	(335,822)	226,143
Tax payable	177,502	401,915	(466,701)
Salary and welfare payables	(1,058,214)	153,700	(67,678)
Operating lease liabilities	(1,494,644)	(1,851,577)	(909,887)
Accrued liabilities and other current liabilities	4,498,900	(1,668,167)	(1,914,065)
Other non-current liabilities	(110,431)	—	—
Net cash (used in)/provided by operating activities	(14,188,945)	21,600,717	4,078,545
Cash flows from investing activities:
Cash held at disposal entities	—	(559,590)	(5,562)
Proceeds from sale of equity interests in subsidiaries	—	710,392	—
Loss from sale of equity interests in subsidiaries	—	(40,019)	1,490
Purchases of property and equipment	(557,627)	(119,092)	(102,826)
Proceeds from disposal of property and equipment	—	55,454	7,718
Payments for software procurement	(255,380)	(141,393)	(170,908)
Proceeds from disposal of intangible assets	—	409	—
(Loan to) repayment from long-term investments investee	—	(646,000)	646,000
Purchase of long-term investment	—	(5,904,000)	(1,450,000)
Net cash used in investing activities	(813,007)	(6,643,839)	(1,074,088)
Cash flows from financing activities:
Cash payments for acquisition of equity interests of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	(4,261,580)	—	—
Subscription fees received from the Founders of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	9,261,300	—	—
Subscription fees received from the Round A and Round B Investors of ECMOHO Shanghai for Reorganization purpose (Note 1(b))	89,222	—	—
Proceeds from borrowings	50,434,437	105,033,389	30,550,799
Repayments of borrowings	(37,295,468)	(122,724,334)	(37,349,478)
Cash received from maturity of loan deposits (Note 9)	861,268	430,034	—
Cash payment for loan deposits (Note 9)	(854,188)	—	—
Contribution from non-controlling interests shareholders	29,196	—	—
Payment for acquisition of non-controlling interests	(170,324)	—	—
Payment for acquisition of redeemable non-controlling interests (Note 20)	(2,215,392)	(3,120,583)	—
Proceeds from issuance of ordinary shares upon Initial Public Offering and over-allotment option, net of payment of cost of issuance/(Payment of Initial Public Offering costs)	35,020,614	—	—
Capital injection from non-controlling interests shareholders	595,482	—	—
Proceeds (repayment) of borrowings from related parties	4,000,000	(600,000)	(990,000)
Proceeds of advances from related parties	9,436,151	3,409,587	2,186,806
Repayment of advances to related parties	(10,593,662)	(5,214,261)	(3,232,578)
Proceed from offering, net	—	—	8,116,313
Net cash provided by/(used in) financing activities	54,337,056	(22,786,168)	(718,138)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(1,201,068)	2,014,703	(3,947,039)
Net change in cash, cash equivalents and restricted cash	38,134,036	(5,814,587)	(1,660,720)
Cash, cash equivalents and restricted cash at beginning of year	12,964,859	51,098,895	45,284,308
Cash, cash equivalents and restricted cash at end of year	51,098,895	45,284,308	43,623,588
Supplemental disclosure of cash flow information:
Interest paid	(2,531,209)	(2,422,116)	(1,365,964)
Income tax paid	—	—	—
Non-cash financing and investing activities
Accretion to redemption value of convertible redeemable preferred shares	1,022,461	—	—
Accretion to redemption value of redeemable non-controlling interests	311,757	—	—
Payables for the acquisition of redeemable non-controlling interests (Note 20)	(3,120,583)	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities (Note 11)	—	2,756,170	1,541,091
Termination of operating lease right-of-use assets and operating lease liabilities	—	—	2,001,317
Sale consideration from sale of equity interests in a subsidiary offset with amounts due to related parties (Note 3)	—	652,401	—
Recognition of other receivables from former subsidiaries offset with amounts due to related parties (Note 3)	—	2,295,358	—
Loss from sale of equity interests in subsidiaries to related parties recognized to additional paid-in capital (Note 3)	—	1,950,871	37,331
Accrued offering cost	—	—	52,936

The accompanying notes are an integral part of these consolidated financial statements.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Organization and Principal Activities

(a)Principal activities

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

As of December 31, 2021, the Company’s principal subsidiaries and VIEs are as follows:

			Percentage
			of direct
	Date of	Place of	or indirect	Principle
Name of subsidiaries and VIEs	establishment/acquisition	incorporation	ownership	activities
Subsidiaries of the Company:
ECMOHO (Hong Kong) Health Technology Limited (“ECMOHO HK”)	Established on June 27, 2018	Hong Kong	100.00%	Investment holding
Shanghai ECMOHO Health Biotechnology Co. Limited (“ECMOHO Shanghai”)	Established on December 23, 2011	PRC	100.00%	Product sales and services
Jianyikang Health Technology (Shanghai) Co., Limited	Established on May 21, 2018	PRC	100.00%	Product sales
Ecmoho (Hong Kong) Limited	Established on April 1, 2015	Hong Kong	100.00%	Product sales and services
Import It Corp.	Established on September 4, 2012	BVI	100.00%	Product sales and services
Shanghai Tonggou Information Technology Co., Limited	Established on May 20, 2013	PRC	100.00%	Product sales and services
Yijiasancan (Shanghai) E-commerce Co., Ltd.	Established on August 21, 2013	PRC	100.00%	Product sales and services
Shanghai Hengshoutang Health Technology Co., Limited	Established on April 11, 2016 and divested in October 2020	PRC	70.00%	Product sales
Qinghai Hengshoutang Plateau Medicine Co., Limited	Acquired on March 21, 2017 and divested in October 2020	PRC	70.00%	Product sales
Shanghai Jieshi Technology Co., Limited	Acquired on December 16, 2016 and disposed in July 2020	PRC	100.00%	Product sales
Shanghai ECMOHO Health Technology Co., Limited	Established on May 5, 2015	PRC	100.00%	Product sales
Hangzhou Duoduo Supply Chain Management Co., Limited	Acquired on April 25, 2017	PRC	100.00%	Bonded area warehousing
ECMOHO Co., Ltd. (Korea)	Established on August 27, 2018	Korea	100.00%	Product sales
Yi Ling (Shanghai) Information Technology Co., Limited	Established on August 30, 2018	PRC	100.00%	Intercompany services
Xianggui (Shanghai) Biotechnology Co., Ltd.	Established on September 28, 2018 and divested in April 2020	PRC	60.00%	Product sales and services
Shanghai Juyi Information Technology Co., Ltd. (1)	Established on October 15, 2018 and divested in September 2021	PRC	100.00%	Product sales and services
Yipinda (Shanghai) Health Technology Co., Ltd.	Established on February 27, 2019	PRC	100.00%	Product sales
ECMOHO Co., Ltd. (Japan) (2)	Established on July 15, 2016, dissolved in August 2021	Japan	100.00%	Inactive
Ecmoho USA Ltd.	Established on October 26, 2017	USA	100.00%	Inactive
Shanghai Yiheng Yimei Biotechnology Co., Ltd. (Yimei Biotech) (2)	Established on September 22, 2020, dissolved in July 2021	PRC	51.00%	Inactive
Shanghai Kailing Health Technology Co., Ltd. (Kailing)	Established on March 5, 2020	PRC	51.00%	Product sales
Shanghai Ranyao Digital Media Technology Co., Ltd. (Ranyao)	Established on September 30, 2020, increased ownership to 90% in October 2021	PRC	90.00%	Startup

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Guangzhou ECMOHO Health Technology Co., Limited (Guangzhou Yiheng) (2)	Established on August 14, 2020, dissolved in July 2021	PRC	51.00%	Inactive
Shanghai Hengcang Supply Chain Management Co., Ltd.	Established on August 1, 2018	PRC	100.00%	Warehousing service
Zhengzhou ECMOHO Health Technology Co., Ltd. (2)	Established on July 6, 2015, dissolved in July 2021	PRC	100.00%	Inactive
ECMOHO (Hong Kong) Development Limited (“ECMOHO Development”)	Established on December 28, 2020	Hong Kong	100.00%	Startup
ECMOHO (Hong Kong) Information Management Limited (“ECMOHO Information Management”)	Established on December 28, 2020	Hong Kong	100.00%	Startup
Shanghai Kangyao Technology Co., Limited	Established on January 8, 2021	PRC	51.00%	Product sales
Shanghai Ranyi Information Technology Co., Limited	Established on January 14, 2021	PRC	51.00%	Product sales and services
Wuhu Hengcang Supply Chain Management Co., Limited	Established on January 18, 2021	PRC	100.00%	Storage service
Shanghai Yiyao Information Technology Co., Limited	Established on January 11, 2021	PRC	51.00%	Product sales
Shanghai Boyi Information Technology Co., Limited (1)	Established on January 14, 2021 and divested in April 2021	PRC	51.00%	Product sales
Y Tech (Hong Kong) Health Technology Limited	Established on January 22, 2021	Hong Kong	51.00%	Inactive
May Sky (Hong Kong) Health Management Limited	Established on January 20, 2021	Hong Kong	51.00%	Inactive
ECMOHO (Hong Kong) International Trade Company Limited	Established on January 4, 2021	Hong Kong	51.00%	Inactive
Variable Interest Entity (“VIE”):
Shanghai Yibo Medical Device Co., Ltd (“Yibo or Yibo VIE”)	Established on April 21, 2017	PRC	100.00%	Operates the Company’s own online e-commerce platform
Yang Infinity (Shanghai) Biotechnology Co., Limited (“Yang or Yang VIE”)	Established on November 15, 2018 and divested in April 2020	PRC	60.00%	Product sales
Subsidiary of Variable Interest Entity (“VIE subsidiary”):
Yinchuan Xianggui Internet Hospital Co., Ltd	Established on May 17, 2019 and divested in April 2020	PRC	60.00%	Product sales

(1)	Disposed during the year ended December 31, 2021 (see item d below).
(2)	The dissolution of ECMOHO Co. Ltd (Japan), Shanghai Yiheng Yimei Biotechnology Co., Ltd., Guangzhou ECMOHO Health Technology Co., Limited and Zhengzhou ECMOHO Health Technology Co., Ltd. did not have a material impact to the Company’s consolidated financial statements.

(b)Reorganization

The Group commenced its operations in December 2011 through ECMOHO Shanghai, a People’s Republic of China (“the PRC”) company established by Ms. Zoe Wang and Mr. Leo Zeng, who are in spousal relationship (collectively known as “the Founders”).

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(c)VIE arrangements

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity. Through the aforementioned contractual agreements, the Company has the ability to:

●	exercise control over Yibo VIE whereby having the power to direct Yibo VIE’s activities that most significantly drive the economic results of Yibo VIE;
●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the Yibo VIE as if it was their sole shareholder; and
●	have an exclusive option to purchase all of the equity interests in Yibo VIE.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiary, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and VIE subsidiary are eliminated in the balances presented below:

	As of December 31,
	2020	2021
	US$	US$
Assets
Current assets
Cash and cash equivalents	5,511	9,570
Prepayments and other current assets	11,238	11,601
Total current assets	16,749	21,171
Total assets	16,749	21,171
Liabilities
Current liabilities
Salary and welfare payables	4,604	5,280
Tax payables	250	—
Accrued liabilities and other current liabilities	122,915	223,106
Total current liabilities	127,769	228,386
Total liabilities	127,769	228,386

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Net revenues	29,122	66,612	—
Net losses	(544,953)	(161,892)	(92,497)

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Net cash (used in)/provided by operating activities	(434,616)	763	3,884
Net cash provided by/(used in) financing activities	484,980	(25,636)	—
Net increase/(decrease) in cash and cash equivalents	50,364	(24,873)	3,884

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore, the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2020 and 2021. As the VIEs and their subsidiaries were incorporated as limited liability Company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

(d)Divestitures

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

operating entities to improve its operating results within the e-commerce health and wellness industry. See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

Shanghai Jieshi Technology Co., Limited

On July 9, 2020, Yijiasancan (Shanghai) E-commerce Co., Ltd. (“Yijiasancan”), the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with Shanghai Xianggui Health Technology Co. Ltd. (“Xianggui Health Technology”), a related party. Pursuant to the Equity Transfer Agreement, Yijiasancan shall sell 100% equity interests in Shanghai Jieshi Technology Co., Limited (“Shanghai Jieshi”), the Group’s wholly owned subsidiary, to Xianggui Health Technology in exchange for RMB1,000,000 (approximately US$ 153,000). The Group’s decision to dispose of Shanghai Jieshi is to restructure its operating entities to improve its operating results within the e-commerce health and wellness industry. See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

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

Shanghai Juyi Information Technology Co., Ltd.

On September 2, 2021, Yijiasancan (Shanghai) E-commerce Co., Ltd. (“Yijiasancan”), the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with two individual related parties, among which, 70% was transferred to Daniel Wang, the Director, and 20% was transferred to Wang Wei , the IT Director, both related parties. Pursuant to the Equity Transfer Agreement, Yijiasancan shall sell 90% equity interests in Shanghai Juyi Information Technology Co., Limited (“Shanghai Juyi”), the Group’s wholly owned subsidiary, to two related parties, collectively at 90%, and the consideration is zero. The Group’s decision to dispose of Shanghai Juyi is to restructure its operating entities to improve its operating results within the e-commerce health and wellness industry. See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

Shanghai Boyi Information Technology Co., Ltd

On March 22, 2021, Shanghai ECMOHO Health Biotechnology Co., Ltd. (“ECMOHO Shanghai”), the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with Cui Yun and Wang Yang, both third parties. Pursuant to the Equity Transfer Agreement, ECMOHO Shanghai shall sell 51% equity interests in Shanghai Boyi Information Technology Co., Limited (“Shanghai Boyi”), the Group’s 51% owned subsidiary, to Cui Yun and Wang Yang at a consideration of RMB 2 (US$ 0.3). The Group’s decision to dispose of Shanghai Boyi is to restructure its operating entities to improve its operating results within the e-commerce health and wellness industry. See Note 3 - Divestment of subsidiaries and deconsolidation of VIEs for more details.

2.   Liquidity Consideration and Principal Accounting Policies

(a)	Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings, loans from related parties and equity financing have

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

been utilized to finance the working capital requirements of the Group. As of December 31, 2021, the Group’s working capital was approximately $23.2 million and the Group had cash of approximately $43.6 million.

The Group expects its cash on hand is sufficient to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of this report. If the Group is unable to have sufficient fund to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of this report, the Group may have to consider supplementing its available sources of funds through the following sources:

●	the Group will continuously seek equity financing to support its working capital;
●	other available sources of financing from PRC banks and other financial institutions;
●	financial support and credit guarantee commitments from the Group’s related parties.

Based on the above considerations, the Group’s management is of the opinion that it has sufficient funds to meet the Group’s working capital requirements and current liabilities as they become due one year from the date of this report. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for the Group’s products, PRC government policy, economic conditions, and competitive pricing in the industries that the Group operates in.

(b)	Basis of preparation

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

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(c)	Basis of consolidation

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(d)	Use of estimates

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

(e)	Functional Currency and Foreign Currency Translation

The Group uses United States dollars (“US$” or “USD”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

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

The exchange rates used for translation on December 31, 2020 and 2021 were US$1.00=RMB 6.5249 and US$1.00=RMB 6.3757, respectively, representing the index rates stipulated by the People’s Bank of China.  The exchange rates used for translation for the years ended December 31, 2019, 2020 and 2021 were US$1.00=RMB 6.8985, US$1.00=RMB 6.8976 and US$1.00=RMB 6.4515, respectively, representing the index rates stipulated by the People’s Bank of China.

(f)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, deposits, loan receivables, loan deposits, accounts payable, operating lease liabilities, accrued liabilities and other current liabilities, short-term borrowings, amounts due to related parties and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

(g)	Cash, cash equivalents and restricted cash

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on the consolidated balance sheet as follows:

	As of December 31,
	2019	2020	2021
	US$	US$	US$
Cash and cash equivalents	49,098,841	45,284,308	43,623,588
Restricted cash	2,000,054	—	—
Total	51,098,895	45,284,308	43,623,588

(h)	Accounts receivable, net

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

(i)	Inventories

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

(j)	Loan receivables

Loan receivables are presented net of allowance for doubtful accounts. The Group reviews its loan receivables on a regular basis to determine if the allowance is adequate and adjusts when necessary. The Group continues to evaluate the reasonableness of the allowance policy and update it if necessary. For the years ended December 31, 2019, 2020 and 2021, there were no allowances recognized.

(k)	Property and equipment, net

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

(l)	Intangible assets, net

Software purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic lives or stipulated period in the contract, which is usually 5 years.

Other separately identifiable intangible assets that have finite lives and continue to be amortized consist primarily of trademark and business license purchased from third parties. The Company amortizes these intangible assets on a straight-line basis over their estimated useful lives, which are 5 to 10 years.

The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

(m)	Impairment of long-lived assets

For long-lived assets including property and equipment, intangible assets and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2019, 2020 and 2021, impairment loss of long-lived assets was US$0, US$0 and US$476,762, which were recorded in general and administrative expenses in the consolidated statements of operations and comprehensive income/(loss).

(n)	Long-term investment

The Group has elected to record its long-term investment on equity security without a readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issue due to its non-marketable equity securities not qualifying for the practical expedient to estimate its fair value in accordance with ASC 820-10-35-59. For the years ended December 31, 2019, 2020 and 2021, impairment loss of long-term investment was US$0, US$0 and US$7,267,596.

(o)	Advances from customers

Certain third party customers pay in advance to purchase product goods. Cash proceeds received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(p)	Deconsolidation

The Group accounts for the deconsolidation of a subsidiary by recognizing a gain or loss in net income/loss attributable to the parent, measured as the difference between:

a.The aggregate of all of the following:
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
b.The carrying amount of the former subsidiary’s assets and liabilities.

If the deconsolidation transactions were transacted with related parties under common control, the Group should not recognize gain on sales of the subsidiaries/VIEs and losses should be recognized by the Group only when an impairment in value is indicated. The Group would recognize the net consideration as a contribution to capital as opposed to a gain.

(q)	Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services.

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

The Group’s revenues are primarily derived from (i) product sales and (ii) services including online store operating services, promotion and marketing services to its brand partners and other brand customers. Refer to Note 22 to the consolidated financial statements for disaggregation of the Group’s revenue for the years ended December 31, 2019, 2020 and 2021.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2020 and 2021.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For services provided to customers of the Group, depending on the terms of the contract and the laws that apply to the contract, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2019, 2020 and 2021, no incremental cost was capitalized as assets.

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. For the years ended December 31, 2019, 2020 and 2021, all contracts of the Group were with an original expected duration within one year.

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

(r)	Sales returns

The Group offers consumers from its online shops an unconditional right of return for a period of seven days upon receipt of products and offers its secondary distributors various rights of return after the acceptance of products. Return allowances, which reduce revenue and cost of sales, are estimated by categories of return policies offered to online customers and secondary distributors, based on historical data the Group has maintained, and subject to adjustments to the extent that actual returns differ or are expected to differ. The Group records liabilities for return allowances in refund obligation of sales returns of “Accrued liabilities and other current liabilities” in the consolidated balance sheets (Note 17) and were US$ 634,119 and US$ 236,547 as of December 31, 2020 and 2021, respectively. The Group recorded assets as “Sales return assets” included in “Prepayments and other current assets” in the consolidated balance sheets (Note 9) of US$ 463,361 and US$ 164,762 as of December 31, 2020 and 2021 for its right to recover products from customers associated with settling the refund liability.

(s)	Sales incentives

The Group provides sales rebates to certain third-party online platforms/secondary distributors based on their purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to the third-party online platforms/secondary distributors considering the contracted rebate rates and estimated sales volume based on significant management judgments based on historical experience such as likelihood of reaching the purchase thresholds and sales forecasts, and account for it as a reduction of the transaction price. For the years ended December 31, 2019,

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2020 and 2021, sales rebates provided by the Group amounted to US$ 4,839,595, US$ 4,591,581 and US$ 5,584,109, respectively.

(t)	Value added taxes

Value added taxes (“VAT”) on sales is calculated at 9% ~13% on revenue from products and 6% on revenue provided from services. The Group reports revenue net of VAT. Subsidiaries and VIEs of the Group that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenues.

(u)	Cost of revenue

Cost of revenue consist of cost of product sales of US$ 242,972,621, US$ 242,728,053 and US$ 121,526,704 for the years ended December 31, 2019, 2020 and 2021, respectively, and cost of services of US$ 14,458,453, US$ 3,571,573 and US$  1,222,000 for the years ended December 31, 2019, 2020 and 2021, respectively. Cost of product sales comprise the purchase price of products, purchase rebates, shipping charges to receive products from the suppliers when they are embedded in the purchase price and inventory write-downs. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses. Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Group’s provision of promotion and marketing services including fees the Group paid to third party vendors for advertising and promotion on various online and offline channels.

(v)	Rebates

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

(w)	Fulfillment expenses

Fulfillment costs primarily represent warehousing, shipping and handling expenses for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, and customs clearance expenses.

(x)	Sales and marketing expenses

Sales and marketing expenses primarily consist of advertising costs for the products the Group offers, employee wages and benefits for sales and marketing staff, storefront fees paid to e-commerce platforms, and travel and entertainment expenses. Advertising costs consist primarily of costs for product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, advertising and marketing costs totaled US$ 560,894, US$ 663,871 and US$ 267,928, respectively.

(y)	General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, rental expenses, audit and legal fees, amortization of both intangible assets and leasehold improvement, and other corporate overhead costs.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(z)	Research and development expenses

Research and development expenses primarily consist of employee wages and benefits for research and development personnel, general expenses and depreciation expenses associated with research and development activities.

(aa)	Lease

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

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have  lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(ab)	Employee social security and welfare benefits

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

(ac)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive income/(loss). The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

(ad)	Government Grants

Government grants are recognized as other income when received. For the years ended December 31, 2019, 2020 and 2021, the Group recognized government grants of US$ 463,253, US$ 1,825,865 and US$ 155,121 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

(ae)	Share-based compensation

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(af)	Statutory reserves

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

As the Group’s subsidiaries in PRC had accumulated deficits in their functional currency, RMB, for the years ended December 31, 2019, 2020 and 2021, no statutory reserve was recorded as of December 31, 2020 and 2021.

(ag)	Related parties

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

(ah)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020 and 2021, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ai)	Earnings/Loss per share

Basic earnings/loss per share is computed by dividing net profit/loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(aj)	Comprehensive income/(loss)

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

(ak)	Segment reporting

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

(al)	Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

i.            New and amended standards adopted by the Group:

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company beginning on January 1, 2021. The adoption of ASU 2019-12 did not have a material impact on the Group’s disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning after December 15, 2020. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of 2020-08 did not have a material impact on the Group’s disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The adoption of 2020-10 did not have a material impact on the Group’s disclosures.

ii.           New and amended standards not yet adopted by the Group:

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

3.Divestment of subsidiaries and deconsolidation of Yang Infinity

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Shanghai Juyi

On September 2, 2021, Yijiasancan (Shanghai) E-commerce Co., Ltd. (“Yijiasancan”), the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with two related parties. Pursuant to the Equity Transfer Agreement, Yijiasancan shall sell 90% equity interests in Shanghai Juyi Information Technology Co., Limited (“Shanghai Juyi”), the Group’s wholly owned subsidiary, 70% to Daniel Wang, the Director, and 20% to Wang Wei, the IT Director, and the consideration is zero as Shanghai Juyi has an accumulated deficits with recurring losses and it is also supported by an independent third party appraiser with the enterprise value of Shanghai Juyi.

The Group’s decision to diversify Shanghai Juyi is to restructure its operating entities and improve its operating results in the e-commerce health and wellness industry. The Company evaluated and determined that the divestment of Shanghai Juyi did not constitute a strategic shift that has had or will have a material effect on its business operations and financial results. Therefore, the results of operations relating to Shanghai Juyi were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

The difference between any proceeds and the carrying amounts of the net assets transferred is recognized in the Group’s additional paid-in capital as opposed to a loss. For the year ended December 31, 2021, the Group recognized approximately US$37,000 in loss on disposal of Shanghai Juyi, which was recorded as additional paid-in capital, resulted from the net assets of Shanghai Juyi of US$41,373, and the total consideration of US$0.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Shanghai Boyi Information Technology Co., Ltd

On March 22, 2021, Shanghai ECMOHO Health Biotechnology Co., Ltd. (“ECMOHO Shanghai”), the Group’s wholly owned subsidiary, entered into a Share Transfer Agreement (the “Equity Transfer Agreement”) with Cui Yun and Wang Yang, both third parties. Pursuant to the Equity Transfer Agreement, ECMOHO Shanghai shall sell 51% equity interests in Shanghai Boyi Information Technology Co., Limited (“Shanghai Boyi”), the Group’s 51% owned subsidiary, to Cui Yun and Wang Yang result in a loss from disposal of subsidiary.

The Group’s decision to diversify Shanghai Boyi is to restructure its operating entities and improve its operating results in the e-commerce health and wellness industry. The Company evaluated and determined that the divestment of Shanghai Boyi did not constitute a strategic shift that has had or will have a material effect on its business operations and financial results. Therefore, the results of operations relating to Shanghai Boyi were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

The difference between any proceeds and the carrying amounts of the net assets transferred is recognized in the Group’s investment loss. For the year ended December 31, 2021, the Group recognized approximately US$1,490 in loss on disposal of Shanghai Boyi, which was recorded as an investment loss, resulted from the net assets of Shanghai Boyi of US$1,430, and the total consideration of US$0.3.

4.Risks and Concentration

(a)Foreign exchange risk

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

(b)Credit and Concentration risk

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000. As of December 31, 2021, cash balance of US $ 3,280,252 was deposited with financial institutions located in PRC, of which approximately US $ 2,043,908 was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of approximately US $ 4,460,382 was maintained at financial institutions in Hong Kong, of which approximately US $ 4,190,619 was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of December 31, 2021, cash balance of US $ 35,701,882 was deposited with a financial institution located in US, of which US $ 35,440,000 was subject to credit risk. As of December 31,

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2021, cash balance of US $ 44,310 was maintained at banks in Korea, of which approximately US $ 1,983 was subject to credit risk. As of December 31, 2021 approximately US $ 25,881 and US $ 110,880 were deposited on the Group’s third party platform account located in the PRC and Hong Kong, respectively. This balance is fully covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party consumers. Loan receivables are also unsecured. The risk with respect to accounts receivable and loan receivables are mitigated by credit evaluations performed on them.

(i)          Concentration of revenues

For the years ended December 31, 2019, 2020 and 2021, Customer A contributed 19%, 28% and 33% of total net revenue of the Group, respectively. For the years ended December 31, 2019 and 2020, Customer C contributed 12% and 10% of total net revenue of the Group, respectively.

For the years ended December 31, 2019, 2020 and 2021, the Group, as a principal, earned net revenue, representing 23%, 25% and 28% of its total net revenue, respectively, through a third party online platform (Customer B).

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

The following table summarized customers with greater than 10% of the accounts receivables:

	As of December 31,
	2020	2021
Customer A	20%	36%
Customer B	34%	18%
Customer C	20%	23%

(iii)        Concentration of purchases

For the year ended December 31, 2021, three vendors contributed 30%, 18% and 14% of total purchase of the Group.

For the year ended December 31, 2020, one vendor contributed 34% of total purchase of the Group.

(iv)        Concentration of accounts payable

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarized vendors with greater than 10% of the accounts payable:

	As of December 31,
	2020	2021
Vendor A	28%	53%
Vendor B	14%	12%
Vendor C	Less than 10%	14%

5.Significant equity transactions

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

2021 public offering

On August 5, 2021, the Company completed the underwritten public offering of 10 million American Depositary Shares (40 million Class A ordinary shares) at an offering price of US$0.90 per ADS for net proceeds to the Company of approximately US$8.1 million, after deducting underwriting discounts and offering expenses.

6.Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks, other financial institutions and third party payment processors, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2020 and 2021:

	US$			US$ Equivalent (RMB)			US$ Equivalent (Others)			Total in US$
	Overseas	PRC		Overseas	PRC		Overseas	PRC
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2020	39,092,003	258,019	—	667,662	3,778,978	5,511	1,482,135	—	—	45,284,308
December 31, 2021	39,987,355	103,162	—	124,661	3,193,402	9,570	205,438	—	—	43,623,588

7.Accounts receivable, net

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2020	2021
	US$	US$
Accounts receivable, gross	42,200,500	21,612,790
Less: allowance for doubtful accounts	(194,862)	(5,451,138)
Accounts receivable, net	42,005,638	16,161,652

Movement of allowance of doubtful accounts

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$
At beginning of period	140,335	234,072	194,862
Addition*	483,130	128,507	5,564,399
Reversal	(389,393)	(167,717)	(308,123)
At end of period	234,072	194,862	5,451,138

*Bad debt allowance for doubtful accounts were recorded in general and administrative expenses in the consolidated statements of operations and comprehensive income/(loss).

8.Inventories

Inventories consist of the following：

	As of December 31,
	2020	2021
	US$	US$
Products	33,212,956	21,727,954
Packaging materials and others	50,138	91,045
Inventories	33,263,094	21,818,999

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventories write-down are recorded in cost of product sales in the consolidated statement of operations and comprehensive income/(loss), which were US$ 1,194,496, US$ 548,109 and US$ 4,634,522 for the years ended December 31, 2019, 2020 and 2021, respectively.

9.Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021
	US$	US$
Prepayments for products procurement (a)	2,902,347	478,804
Prepayments for service procurement (b)	210,863	24,496
Prepaid online platform promotion fees (c)	644,564	751,753
Deposits (d)	1,350,613	677,504
Value-added tax (“VAT”) recoverable (e)	2,761,299	3,045,005
Employee advances (f)	13,676	98,440
Rental prepayments	278,364	—
Sales return assets	463,361	164,762
Others (g)	575,151	282,089
Total	9,200,238	5,522,853
(a)	Prepayments for products procurement represent cash prepaid to the Group’s third party brand partners for the procurement of products.
(b)	Prepayments for service procurement represent cash prepaid to the Group’s third party suppliers for the procurement of services in connection with the Group’s service revenue. These services have not been rendered and will be provided within one year from the respective balance sheet dates.
(c)	Prepaid promotion fees represent prepayments made to online platforms for future services to promote the Group’s products through online advertising. Such online platforms charge monthly expenses based on activities during the month, and once confirmed by the Group, the monthly expenses will be deducted from the prepayments made by the Group.
(d)	Deposits mainly consists security deposits to list the Group’s products in the third party online platforms, and to secure timely supplies from the Group’s future purchases.
(e)	Value-added tax recoverable represented the balances that the Group can utilize to deduct its value-added tax liabilities within the next 12 months.
(f)	As of December 31, 2020 and 2021, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.
(g)	Others mainly represent prepayments made by the Group to certain of its logistic and other service providers.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019, 2020 and 2021, provision for bad debt expenses were US$0, US$0 and US$2,355,898, respectively.

10.Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2020	2021
	US$	US$
Warehouse equipment	1,046,300	1,163,635
Furniture and office equipment	891,970	909,817
Leasehold improvements	656,792	672,162
Total	2,595,062	2,745,614
Less: Accumulated depreciation	(1,628,553)	(2,148,662)
Less: Impairment	—	(482,430)
Property and equipment, net	966,509	114,522

Depreciation recognized for the years ended December 31, 2019, 2020 and 2021 were US$ 559,063, US$ 580,322 and US$ 485,490 respectively. Impairment loss recognized for the year ended December 31, 2021 amounted to US$ 476,762 was recorded in general and administrative expenses in the consolidated statements of operations and comprehensive income/(loss).

11.Leases

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

(a)The components of lease expenses were as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2021
	US$	US$
Lease cost:
Amortization of right-of-use assets	1,428,048	900,575
Interest of lease liabilities	83,559	158,423
Expenses for short-term lease within 12 months	243,971	344,151
Total lease cost	1,755,578	1,403,149

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)Supplemental cash flow information related to leases was as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2021
	US$	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	1,851,577	909,887
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	2,756,170	1,541,091
Termination of operating lease right-of-use assets and operating lease liabilities	—	2,001,317

(c)Supplemental balance sheet information related to leases was as follows:

	December 31,	December 31,
	2020	2021
	US$	US$
Operating Leases
Operating lease right-of-use assets	2,434,221	1,203,219
Operating lease liability, current	(411,557)	(402,462)
Operating lease liabilities, non-current	(1,938,885)	(771,090)
Total operating lease liabilities	(2,350,442)	(1,173,552)

	December 31,	December 31,
	2020	2021
Weighted-average remaining lease term
Operating leases	4.43 years	3.70 years
Weighted-average discount rate
Operating leases	4.8%	4.8%

(d)Maturities of lease liabilities were as follows:

December 31,
2021
US$
2022	458,634
2023	266,380
2024	273,919
2025	281,458
Total undiscounted lease payments	1,280,391
Less: imputed interest	(106,839)
Total lease liabilities	1,173,552

12.Intangible assets, net

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2020	2021
	US$	US$
Cost:
Business license (a)	394,949	404,191
Trademark (b) (c)	42,744	50,989
Software	901,097	1,098,923
Total cost	1,338,790	1,554,103
Less: Accumulated amortization	(773,684)	(1,450,906)
Intangible assets, net	565,106	103,197

Intangible assets of the Group were mainly as follows:

(a)	In April 2017, the Group consummated an acquisition of all the equity interest of Hangzhou Duoduo Supply Chain Management Co., Limited with a total cash consideration of RMB 1.9 million (US$ 295,790).

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

Amortization costs recognized for the years ended December 31, 2019, 2020 and 2021 were US$ 437,652, US$ 248,224 and US$ 642,679, respectively.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021, amortization expenses related to the intangible assets for future periods were estimated to be as follows:

December 31,
2021
US$
2022	70,679
2023	23,995
2024	8,523
103,197

13.Loan receivable

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

The convertible notes shall be repaid in installments starting in the 1st quarter of 2021 and ending in 2023. The Group has the right to convert the convertible notes into equity at predetermined valuations starting in 2021. However, the notes did not specify the conversion rate and the Group did not have any intention to amend the notes agreement with Anze to clarify the conversion term because the Group did not have any intention to exercise the conversion option. As a result, the Group accounted for the zero coupon notes as loan receivable.

As of December 31, 2020, the loan receivable balance amounted to $646,000 and the balance was repaid in full in January 2021. As of December 31, 2021, the loan receivable balance was nil.

14.Other non-current assets

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Online store and other deposits	1,526,755	1,080,521
Prepayments for equipment and software procurement	2,651	2,220
Total	1,529,406	1,082,741

15.Long-term investment

On July 23, 2020, the Group has entered into an investment agreement with Anze Premium Health and Beauty Pte. Ltd. (“Anze”), a company involved in the research and development of Chinese herbal medicine-based health and wellness products. The Group has committed to paying Anze up to US$30 million, comprising of up to US$15 million for an equity interest in Anze and up to US$15 million for zero coupon notes issued by Anze. The Group purchased long-term investment of US$1,450,000 in Anze in January 2021. As of December 31, 2021, the Group has invested US$7,354,000 in Anze. It represents a 14.6% equity ownership in Anze, for which the Group currently does not have any significant influence over the operations of Anze and is not subjected to equity method accounting. For the year ended December 31, 2021, the Group recorded an impairment loss of US$ 7,267,596 due to reduced profit projections of Anze as a result of the negative impact of Covid-19. There were no impairments for the year ended December 31, 2020 and 2019.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On September 2, 2021, the Group sold a 90% equity interest in Shanghai Juyi Information Technology Co., Limited. The remaining 10% equity interest would be treated as a long-term investment based upon the fair value of retained non-controlling interest in Shanghai Juyi.As of December 31, 2021, the Group recognized a long-term investment of US$4,197 which resulted from the selling of a 90% equity interest in Shanghai Juyi with net assets of Shanghai Juyi being approximately US$ 41,000.

16.Short-term borrowings

-Bank borrowings

As of December 31, 2020 and 2021, the total short-term bank borrowings balance of the Group was US$ 6,472,096 and US$4,376,060, respectively. The short-term bank borrowings outstanding as of December 31, 2020 and 2021 carried a weighted average interest rate of 4.92% and 5.39% per annum, respectively.

a)The Group’s bank facility arrangements are summarized as follows:

On October 18, 2018, two fully owned subsidiaries of the Group obtained a three-year revolving loan facility in an aggregate principal amount not exceeding US$25.0 million from Taipei Fubon Commercial Bank Co. Ltd., Hong Kong Branch. On March 25, 2020, this aggregate principal amount changed to not exceeding US$18.0 million. Borrowings drawn down from the loan facility were charged by account receivables, bank accounts as well as inventories of these subsidiary and are also charged by certain of the Class B ordinary shares held by the Founders. As of December 31, 2019 and 2020, short-term bank borrowings amounted to US$ 14,695,000 and US$2,200,000, respectively, from such revolving loan facility. The loan has been repaid as of December 31, 2021.

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

On August 14, 2020, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 766,295 (RMB 5,000,000) from Bank of Ningbo, Shanghai Branch. Borrowings drawn down from the loan facility were guaranteed by the Founders. As of December 31, 2020 and 2021, short-term bank borrowings with the amount of US$ 766,295 (RMB 5,000,000) and US$ 784,228 (RMB 5,000,000) were from such revolving loan facility.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On September 18, 2020, one of the fully owned subsidiaries of the Group obtained a one-year revolving loan facility in an aggregate principal amount not exceeding US$ 153,259 (RMB 1,000,000) from Bank of Ningbo, Shanghai Branch. Borrowings drawn down from the loan facility were collateralized by the Company’s property and equipment and guaranteed by the Founders and a third-party guarantor. As of December 31, 2020 and 2021, short-term bank borrowings with the amount of US$ 134,102 (RMB 875,000) and US$ 62,808 (RMB 400,442) were from such revolving loan facility.

b)The Group’s other bank borrowings are summarized as follows:

As of December 31, 2020 and 2021, bank borrowings of US$ 1,532,590 (RMB 10,000,000) and US$ 1,254,764 (RMB 8,000,000), respectively, were guaranteed by the Founders. On June 30, 2020, the Group entered into a one-year loan agreement with Industrial Bank, with a principal amount of US$ 1,226,072 and annual interest rate of 5.30%. The loan has been repaid as of December 31, 2021. On August 3, 2020, the Group entered into a six-month loan agreement with Industrial and Commercial Bank of China Limited, with a principal amount of US$ 306,518 and annual interest rate of 4.95%. The loan has been repaid as of December 31, 2021. On January 15, 2021, the Group entered into a six-month loan agreement with Industrial and Commercial Bank of China Limited, with a principal amount of US$313,691 (RMB 2,000,000) and annual interest rate of 4.65%. The loan has been repaid as of December 31, 2021. On June 25, 2021, the Group entered into a one-year loan agreement with Industrial Bank, with a principal amount of US$ 1,254,764 (RMB 8,000,000) and annual interest rate of 5.00%.

As of December 31, 2020 and 2021, bank borrowings of US$ 1,839,109 (RMB 12,000,000) and US$ 784,228 (RMB 5,000,000) were guaranteed by the Founders and a third-party guarantor. On November 30, 2020, the Group entered into a one-year loan agreement with Bank of Shanghai, with a principal amount of US$ 1,532,591 and annual interest rate of 3.85%. The loan has been repaid as of December 31, 2021. On December 7, 2020, the Group entered into a one-year loan agreement with Bank of Communications, with a principal amount of US$ 306,518 and annual interest rate of 4.05%. The loan has been repaid as of December 31, 2021. On September 30, 2021, the Group entered into a one-year loan agreement with Bank of Shanghai, with a principal amount of US$ 784,228 and annual interest rate of 4.35%.

On February 8, 2021, the Group entered into a one-year loan agreement with Nanjing Bank, with a principal amount of US$ 784,228 and annual interest rate of 5.39%. On June 10, 2021, the Group entered into a three-month loan agreement with Nanjing Bank, with a principal amount of US$ 627,382 and annual interest rate of 6.55%, the loans have been repaid as of December 31, 2021. On September 27, 2021, the Group entered into a four-month loan agreement with Nanjing Bank, with a principal amount of US$ 784,228 and annual interest rate of 6.55%. Outstanding balance of the above loans as of December 31, 2021 amounted to US$1,490,032.

-Other borrowings

As of December 31, 2020 and 2021, the total other borrowings of the Group was US$ 10,470,655 and US$ 5,944,584, respectively.

From July to December 2019, the Group entered into several one-year loan agreements with a third-party company with a total principal amount of US$ 4,466,687 and annual interest rates of 10.9%. The loans were collateralized by certain accounts receivable with carrying value of US$ 5,739,895. The loans have been repaid as of December 31, 2020.

From September to December 2019, the Group entered into a four-month loan agreement with a third-party company with a total principal amount of US$ 205,983 and annual interest rates of 10%. The loans were collateralized by certain accounts receivable with the carrying value of US$ 271,068. The loan has been repaid as of December 31, 2020.

From September to December 2019, the Group entered into a six-month loan agreement with a third-party company, with a principal amount of US$ 4,812,000 and annual interest rate of 7.8%. The loan has been repaid as of December 31, 2020.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

From October to December 2019, the Group entered into a six-month loan agreement with a third-party company with a principal amount of US$ 1,777,989 and annual interest rate of 7%. The loans were collateralized by certain accounts receivable with the carrying value of US$ 2,214,141. The loan has been repaid as of December 31, 2020.

From January to September 2020, the Group entered into a four-month loan agreement with a third-party company with a total principal amount of US$ 374,381 and annual interest rates of 10%. The loans were collateralized by certain accounts receivable with carrying value of US$ 418,558. On January 12, 2021, the Group borrowed another total principal amount of US$313,691. All the loans have been repaid as of December 31, 2021.

From January to September 2020, the Group entered into a six-month loan agreement with a third-party company with a total principal amount of US$ 688,855 and annual interest rates of 6%. The loans were collateralized by certain accounts receivable with carrying value of US$ 576,736. From March to November 2021, the Group borrowed another total principal amount of US$1,506,000 from the third-party company. All the loans have been repaid as of December 31, 2021.

In October 2020, the Group entered into a six-month loan agreement with a third-party company with a total principal amount of US$ 1,750,000 and annual interest rates of 8.5%.This loan was repaid in 2021. From April to October 2021, the Group borrowed another six-month loan total principal amount of US$3,040,000 and annual interest rate of 8.5% from the third-party company. US$1,240,000 was repaid and the remaining balance was US$1,800,000 as of December 31, 2021.

From March to October 2020, the Group entered into a one-year loan agreement with a third-party company with a total principal amount of US$ 2,898,859 and annual interest rates of 10.9%. The loans were collateralized by certain accounts receivable with carrying value of US$ 4,599,394. From January to October 2021, the Group entered into a one-year loan agreement with a third-party company with a total principal amount of US$ 5,944,445 and interest rates of 10.9%. US$ 6,253,108 of these loans has been repaid and US$ 2,658,034 was outstanding as of December 31, 2021.

In November 2020, the Group entered into a one-year loan agreement with a third-party company with a total principal amount of US$ 1,703,693 and annual interest rates of 8.5%. The loans were collateralized by certain accounts receivable and inventories with carrying value of US$1,925,567 and collateralized by inventory in certain warehouses of the Group. From April to December 2021, the Group entered into a one-year loan agreement with a third-party company with a total principal amount of US$ 4,800,000 and an annual interest rate of 8.5%. US$ 5,762,143 of these loans has been repaid and US$741,550 was outstanding as of December 31, 2021.

In December 2020, the Group entered into a three-month loan agreement with a third-party company with a total principal amount of US$ 2,554,867 and annual interest rates of 7.8%.From March to November 2021, the Group entered into a three-month loan agreement with a third-party company with a total principal amount of US$ 4,070,000 and annual interest rates of 8.5%. US$ 6,224,867 of these loans has been repaid and US$400,000 was outstanding as of December 31, 2021.

From June to December 2020, the Group entered into a 45-days loan agreement with a third-party company with a total principal amount of US$ 500,000 and annual interest rates of 9.0%. From March to November 2021, the Group entered into a three-month loan agreement with a third-party company with a total principal amount of US$ 2,210,000 and annual interest rates of 9.0%. US$ 2,410,000 of these loans has been repaid and US$300,000 was outstanding as of December 31, 2021.

In April 2021, the Group entered into a three-month loan agreement with a third-party company with a total principal amount of US$ 104,688 and an annual interest rate of 9.6%. The loan was repaid in 2021.

In 2021, the Group borrowed from a third-party company with a total principal amount of US$ 1,845,000 and repaid US$ 1,800,000. The remaining balance of this loan amounted to $45,000. The loan has no interest and is due on demand.

-Bank and other borrowings:

There exists no restrictive financial covenants attached to any of the Group’s short-term borrowings.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The short-term other borrowings outstanding as of December 31, 2020 and 2021 carried a weighted average interest rate of 7.39% and 7.78% per annum, respectively.

Interest expenses of bank and other borrowings were US$ 2,605,167, US$ 2,650,317 and US$ 1,894,531, for the years ended December 31, 2019, 2020 and 2021, respectively.

17.Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	US$	US$
Logistics expenses payables	1,041,570	1,458,912
Deposits from distributors	262,641	223,157
Payables for service procurement in connection with service revenue	2,222,142	927,781
Refund obligation of sales returns	634,119	236,547
Others	878,389	1,011,274
Total	5,038,861	3,857,671

18.Tax payables

	As of December 31,
	2020	2021
	US$	US$
Value added tax liabilities	1,617,172	1,243,782
Income tax payables	1,811,852	1,910,373
Urban maintenance and construction tax	24,661	12,328
Surtax for education expenses	39,140	5,283
Individual income tax withholding	4,544	12,472
Others	76,848	3,521
Total	3,574,217	3,187,759

The Group’s product revenues are subject to value-added tax at the rates ranging from 9% to 13%, and the Group’s service revenues are subject to value-added tax at the rate of 6%.

19.Redeemable convertible preferred shares

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting of Preferred Shares

The Company classified the Round A, Round B, Class A-1, Class A-2 and Series A preferred shares (collectively as the “Preferred Shares”) as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date or were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

For each reporting period, the Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance.

The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was US$ 1,022,461 for the years ended December 31, 2019.

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

i.Extinguishment of Round A and Round B preferred shares during Reorganization

As described above, prior to the Reorganization, the equity interests of ECMOHO Shanghai held by the Round A and Round B Investors were with liquidation preference and also were redeemable at the holders’ option any time after a certain date or breach of contract by ECMOHO Shanghai or the Founders.

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

The Company concluded that there is no accretion to be recognized for Class A-1 and Class A-2 preferred shares because their initial carrying amount is greater than the redemption value as of December 31, 2019. Therefore, no adjustment will be made to the initial carrying amount of the Class A-1 and Class A-2 preferred shares until the redemption amount exceeds the carrying amount.

ii.Extinguishment of 8.36% Round A preferred shares during the Reorganization

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

The Company’s Preferred Shares activities for the year ended December 31, 2019 are summarized below:

	Round A Preferred		Round B Preferred		Class A-1 Preferred		Class A-2 Preferred		Series A Preferred
	Shares		Shares		Shares		Shares		Shares
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(US$)	shares	(US$)	shares	(US$)	shares	(US$)	shares	(US$)
Balances as of January 1, 2019	—	—	—	—	9,519,000	19,495,152	10,817,100	26,083,210	7,938,915	22,875,144
*Reorganization - Subscription receivables	—	—	—	—	—	—	—	89,222	—	—
Accretion on convertible redeemable preferred shares to redemption value - After Reorganization	—	—	—	—	—	—	—	—	—	1,022,461
Conversion of preferred shares to Class A ordinary shares	—	—	—	—	(9,519,000)	(19,495,152)	(10,817,100)	(26,172,432)	(7,938,915)	(23,897,605)
Balances as of December 31, 2019	—	—	—	—	—	—	—	—	—	—

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*These were transactions occurred during the Reorganization process of the Group, details please refer to Note 1(b), Note 19 and Note 20.

20.Redeemable non-controlling interests and non-controlling interests

(a)Redeemable non-controlling interests

As described in Note 1(b) and Note 19 above, certain Round B Investors who collectively held 2.5% equity interests in ECMOHO Shanghai with preferential rights remained as the shareholders of ECMOHO Shanghai after the completion of the Reorganization.

The 2.5% equity interests in ECMOHO Shanghai held by these Round B Investors are with liquidation preference and also are redeemable at the holders’ option under certain events, which are not solely within the control of ECMOHO Shanghai. Accordingly, such 2.5% equity interests in ECMOHO Shanghai are recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480-10-S99-3A.

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

The change in the carrying amount of redeemable non-controlling interests for the year ended December 31, 2019 is as follows:

Redeemable non-controlling
interests
US$
Beginning Balance at January 1, 2019	6,393,530
Net loss attributable to redeemable non-controlling interests	(27,068)
Accretion to redemption value of redeemable non-controlling interests	311,757
Acquisition of redeemable non-controlling interests	(6,678,219)
Ending Balance at December 31, 2019	—

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)Non-controlling interests

Non-controlling interests mainly represent the Group’s subsidiary’s cumulative results of operations and changes in deficit attributable to non-controlling shareholders.

-Shanghai Jieshi

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

-Xianggui

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

-Shanghai Boyi

The Group established Shanghai Boyi as a 51% owned subsidiary in 2021. The operation of Shanghai Boyi was at a very preliminary stage and had immaterial impact to the consolidated financials of the Group’s business.

In April 2021, the Group disposed of its 51% equity interests to Cui Yun and Wang Yang, both third parties for a consideration of RMB 2 (US$ 0.3). The difference between the consideration and the carrying amount of such non-controlling interests was recorded in investment income. The non-controlling interest is approximately of US$60 as the date of disposal.

-Ranyi & Kangyao & Yiyao

The Group established Ranyi, Kangyao and Yiyao as three 51% owned subsidiaries in 2021. The operation of these three companies was at a very preliminary stage and had immaterial impact to the consolidated financials of the Group’s business.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended of December 31, 2021, the total net loss of attributable to non-controlling interest of these three companies are US $236.

-Ranyao

The Group increased equity interests of Ranyao, a previously 51% owned subsidiaries, to 90% in October 2021. The operation of the company was at a very preliminary stage and had immaterial impact to the consolidated financials of the Group’s business.

For the year ended of December 31, 2021, the total net loss attributable to non-controlling interest is approximately of US$30,000.

21.Ordinary Share

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has a dual class voting structure under which majority of the ordinary shares held by the Founders are designated as Class B Ordinary Shares and all of the other ordinary shares, including the shares held by others shareholders and the conversion of outstanding Preferred Shares, are designated as Class A Ordinary Shares. Each holder of outstanding Class A Ordinary Shares shall be entitled to cast the number of votes equal to the number of whole Class A Ordinary Shares held by such holder and each holder of outstanding Class B Ordinary Shares shall be entitled to cast the number of votes equal to ten times the number of whole Class B Ordinary Shares held by such holder. In May and November 2020, the board of directors approved the conversion of 3,794,784 shares of the Group’s Class B Ordinary shares to Class A Ordinary shares on a one-for-one basis for one of the Company’s shareholder. On October 23, 2020, the board of directors approved the issuance of 2,000,000 additional shares of Class A Ordinary shares to extent the awards in relation to the Restriction Shares Units (“RSUs”) granted under 2018 Omnibus Incentive Plan. As of December 31, 2020, 2,000,000 shares of Class A Ordinary shares has been issued and 1,590,650 shares are vested (see Note 24). In 2021, the Company issued 12,220,000 Class A Ordinary Shares to extent the awards in relation to the RSUs granted under 2018 Omnibus Incentive Plan and 2021 Omnibus Incentive Plan. and 7,642,411 shares were vested as of December 31, 2021. As of December 31, 2020 and 2021, 3,794,784 and 12,000,000 shares of the Group’s Class B Ordinary shares have been converted to Class A Ordinary shares.

On August 5, 2021, the Company completed the underwritten public offering of 10 million American Depositary Shares (40 million Class A ordinary shares) at an offering price of US$0.90 per ADS for net proceeds to the Company of approximately US$8.1 million, after deducting underwriting discounts and offering expenses.

22.Revenues

The Group’s revenues for the respective periods are detailed as follows:

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$
Product Sales	273,202,495	280,138,505	123,023,190
Product Sales - Consignment arrangement	28,896,028	20,017,020	5,017,395
Services	27,381,393	4,783,240	2,705,975
Total	329,479,916	304,938,765	130,746,560

The Group’s breakdown of product sales revenue by product category for the respective periods are detailed as follow:

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$
Health Supplements and Food	116,975,344	138,269,439	71,390,789
Mother and Child Care Products	131,926,890	118,728,576	49,712,979
Personal Care Products	24,293,333	25,553,477	991,865
Others	28,902,946	17,604,033	5,944,952
Total	302,098,523	300,155,525	128,040,585

23.Finance expense, net

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$
Interest expense	(2,605,167)	(2,650,317)	(1,894,531)
Interest income	91,320	35,035	10,614
Total	(2,513,847)	(2,615,282)	(1,883,917)

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.Share-based compensation

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

On May 19, 2021, the Company adopted its 2021 Omnibus Incentive Plan (the “2021 Plan”), which permits the grant of restricted shares, restricted share units, options and stock appreciation rights to the employees and directors of the Company. The Company granted share options/restricted shares under the 2021 Plan to its employees and directors. Under the plan, a total of 14,471,750 Class A Ordinary Shares were initially reserved for issuance. The 2021 Plan is valid and effective for a term of 10 years commencing from its adoption.

Under the 2018 Plan and 2021 Plan, the Company granted 472,220, 2,048,991 and 9,635,488 restricted share units to its employees during the years ended December 31, 2019, 2020 and 2021, respectively. Restricted share units granted to employees are measured based on the grant-date fair value.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes activities of the Company’s restricted share units under the 2018 Plan and 2021 Plan for the years ended December 31, 2019, 2020 and 2021:

	Number of	Weighted Average
	Restricted Share	Grant Date
	Units Outstanding	Fair Value
		US$
Unvested at December 31, 2018	3,971,453	1.96
Granted	472,220	2.64
Vested	(746,660)	1.96
Forfeited	(1,033,446)	2.13
Unvested at December 31, 2019	2,663,567	1.98
Granted	2,048,991	0.40
Vested	(843,990)	1.15
Forfeited	(2,113,283)	1.89
Unvested at December 31, 2020	1,755,285	1.09
Granted	9,635,488	0.51
Vested	(6,051,761)	0.52
Forfeited	(913,018)	0.58
Unvested at December 31, 2021	4,425,994	0.67

As of December 31, 2021, there were US$ 2,363,153 of unrecognized compensation expenses related to restricted share units granted by the Company to the employees, which were expected to be recognized over 0.50 to 3.25 years.

To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

Share-based compensation expenses of US$ 1,575,029, US$ 474,559 and US$ 2,552,318 related to restricted share units granted was recognized for the years ended December 31, 2019, 2020 and 2021.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The following table sets forth the fair value of restricted share units and ordinary shares estimated at the date of option grants indicated below:

			Fair value
			of restricted
			share units
	Restricted		granted		Fair value	Discount for
	share units		with market		of ordinary	Lack of	Discount
Date of Grant	granted		condition		shares	Marketability	Rate	Type of Valuation
September 30, 2018	3,971,453	US$	1.66	US$	2.06	8%	20%	Contemporaneous
June 30, 2019	472,220		—	US$	2.64	4%	20%	Contemporaneous

Prior to the listing of the Company’s ADSs on the NASDAQ Global Market, valuations of the Company’s ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions the Company uses in the valuation model are based on future expectations combined with management judgement, with inputs of numerous objective and subjective factors, including the following:

●	the Company’s operating and financial performance;
●	current business conditions and projections;
●	the Company’s stage of development;
●	the prices, rights, preferences and privileges of the Company’s convertible preferred shares relative to its ordinary shares;
●	the likelihood of liquidity events or redemption events;
●	any adjustment necessary to recognize a lack of marketability for the Company’s ordinary shares; and
●	the market performance of industry peers.

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

25.Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income/(loss). The total amounts charged to the consolidated statements of operations and comprehensive income/(loss) for such employee benefits amounted to US$3,080,729, US$ 1,286,783 and US$ 1,966,815 for the years ended December 31, 2019, 2020 and 2021, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

26.Income Taxes

(a)Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)Hong Kong Profits Tax

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

(c)PRC Enterprise Income Tax (“EIT”)

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

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2019	2020	2021
PRC statutory income tax rates	25.00%	25.00%	25.00%
Change in valuation allowance	86.99%	(0.50)%	10.05%
Effect of permanent differences	25.70%	(11.31) %**	(18.25) %**
Additional tax deduction for qualified research and development expenses	(10.84)%	(6.33)%	(1.13)%
Effect of tax holiday*	(115.48)%	(8.51)%	—
Difference in tax rate of subsidiaries outside the PRC	(0.06)%	1.60%	(10.66)%
Total	11.43%	(0.05)%	5.01%

* Yi Ling (Shanghai) Information Technology Co., Limited, fully owned subsidiary of the Group, obtained its software enterprise certificate in June 2019 for 1 year and in October 2020 for another 1 year and is entitled to two years tax exemption from Corporate Income Tax (“CIT”) for the years of 2019 and 2020 and a 50% CIT reduction for the succeeding three years thereafter.

** For the year ended December 31, 2020, 3.52% represents shares-based compensation not deductible in the PRC returns, 7.79% represents the Company’s Cayman Island operating expenses not deductible in the PRC returns and other non-taxable and deductible items such as meal and entertainment expenses.

** For the year ended December 31, 2021, 4.35% represents shares-based compensation not deductible in the PRC returns, 13.90% represents the Company’s Cayman Island operating expenses not deductible in the PRC returns and other non-taxable and deductible items such as meal and entertainment expenses.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income/(loss)are as follows:

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Current income tax expense	56,898	78	120,366
Deferred tax expense/(benefit)	192,741	(6,582)	(3,054,564)
Income tax expense/(benefit), net	249,639	(6,504)	(2,934,198)

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2020 and 2021 are as follows:

	Year Ended December 31,
	2020	2021
	US$	US$
Deferred tax assets:
Tax loss carry-forwards	3,661,528	9,073,657
Inventory provision	81,944	866,536
Allowance for doubtful accounts	50,503	1,627,257
Unrealized Profit	6,920	—
Impairment for long-term investments	—	1,213,410
Total deferred tax assets	3,800,895	12,780,860
Less: Valuation allowance	(2,971,506)	(8,861,392)
Net deferred tax assets	829,389	3,919,468

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(24,684)	(5,052)
Net deferred tax liabilities	(24,684)	(5,052)

As of December 31, 2020 and 2021, the PRC entities of the Group had tax loss carryforwards of approximately US$ 3,661,528 and US$ 9,073,657, respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will expire in varying amounts between 2022 and 2026. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carryforwards.

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

As of December 31, 2020 and 2021, valuation allowances of US$ 2,971,506 and US$ 8,861,392 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.

Movement of valuation allowance is as follows:

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Beginning balance	1,139,566	3,039,926	2,971,506
Current year additions	2,108,356	3,929,241	7,632,539
Reversal of valuation allowances	(207,996)	(3,997,661)	(1,742,653)
Ending balance	3,039,926	2,971,506	8,861,392

Increase of the valuation allowance in the year ended December 31, 2019 was mainly due to certain of the Group’s start-up PRC subsidiaries experienced losses at their preliminary stage of business and full valuation allowances were provided against their deferred tax assets, mainly related to loss carry forwards.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Increase of the valuation allowance in the year ended December 31, 2021 was mainly due to certain of the Group’s HK subsidiaries continuously experienced losses of business and full valuation allowances were provided against their deferred tax assets, mainly related to loss carry forwards. Reversal of valuation allowances in the year ended December 31, 2021 was mainly due to 1) the Group disposed a PRC subsidiary in the year of 2021 and such valuation allowances relating to this subsidiary was fully deconsolidated and 2) some of the Group’s PRC subsidiaries have been profitable in 2021, which generates reversal of valuation allowances in the year ended December 31, 2021.

27.Related Party transactions

Transactions with related parties and balances amount due to related parties were as follows:

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Transaction with related parties
Repayment of advances to related parties (i)	(10,593,662)	(5,214,261)	(3,232,578)
Proceeds of advances from related parties (i)	9,436,151	3,409,587	2,186,806
Proceeds of borrowings from related parties (ii)	6,000,000	10,000,000	11,000,000
Repayment of borrowings from related parties(ii)	(2,000,000)	(10,600,000)	(11,990,000)
Reimbursement to related parties	331,956	292,736	47,880
Product sales (iv)	—	264,824	2,115,290
Purchases (v)	—	6,560	268,009
Proceeds from sale of equity interests in subsidiaries (Note 3)	—	710,392	—
Sale consideration from sale of equity interests in a subsidiary offset with amounts due to related parties (Note 3)	—	652,401	—
Gain from sale of equity interests in subsidiaries to related parties recognized to additional paid-in capital (Note 3)	—	1,950,871	—

	As of December 31,
	2020	2021
	US$	US$
Balance amount with related parties
Payable due to related parties (i)	(708)	(125,164)
Borrowings and interests due to related parties (ii)	(9,400,000)	(8,410,000)
Accounts payable – related parties (iii)	(3,045)	(118,183)
(i)	The Group drew down interest free advances from Founders, members of Founders immediate families and special purpose vehicles controlled by the Founders and Shareholders during the periods presented. As of December 31, 2020 and 2021, payables due to these related parties amounted to US$ 708 and US$ 125,164, respectively.
(ii)	On September 18 and October 17, 2017, April 11, 2018 and November 12, 2019, the Group entered into loan agreements with a fully owned subsidiary of one of the investors of Class A-2 (Round B) preferred shares, who became Class A ordinary shareholder, Techlong International Investment Limited, after the Company’s IPO in November 2019, with the principle amount of US$ 1,500,000, US$ 1,500,000, US$ 3,000,000 and US$ 2,000,000 and interest rate of 6.00%, 6.00%, 6.00% and 8.00%, respectively, prior to 2020. Starting from 2020, interest rate for loans aforementioned were all 8% per annum. Such borrowings shall be repaid upon the lender’s request. In May 2020, the Group entered into supplementary loan agreements with a fully owned subsidiary of one of its Class A ordinary shareholders, pursuant to

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

which the borrower agreed to, with respect to its existing loans to the Group with the principle amount of US$ 8,000,000, waive certain interests thereon and adjust the repayment schedule. In addition, Mr. Leo Zeng has agreed to enter into certain amended loan agreements with the shareholder in respect of 4,000,000 Class B ordinary shares to guarantee the Group’s payment obligations under the loan agreements. In February 2021, the Group entered into a supplementary loan agreement with Techlong International Investments Limited, extend to the Group an additional principal amount of US$1,000,000 to be due on May 31, 2021 with an annual interest rate of 8.0%. As of December 31, 2020 and 2021, payables due to the related party amounted to US$ 7,400,000 and US$ 6,410,000, respectively.

On December 26, 2019, the Group entered into loan agreements with the fully owned subsidiary of one of Class A ordinary shareholders, Delta Capital Growth Fund II, L.P. with the principle amount of US$ 2,000,000 and interest rate of 10.00%, and such borrowing has been repaid subsequently on February 21, 2020. The Group re-entered such loan agreement on November 10, 2020 with the same term of principle amount and interest rate. In January 2021, the Group entered into a supplementary loan agreement with Delta Capital Growth Fund II, L.P, with the principle amount of US$2,000,000 to be due on March 5, 2021 with an annual interest rate of 10.0%. From March 5, 2021, the loan was subsequently renewed to February 2022 with the same term. The loan was repaid in February 2022.

(iii)	The balance is included in accounts payable on the consolidated balance sheets.
(iv)	The Group made product sales to related parties amounted to US$264,824 and US$2,115,290 for the years ended December 31, 2020 and 2021.
(v)	The Group purchased inventories from related parties amounted to US$6,560 and US$268,009 for the years ended December 31, 2020 and 2021

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.Basic and diluted net earnings/(loss) per share

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2019, 2020 and 2021 as follows:

	Year Ended December 31,
	2019	2020	2021
Numerator:
Net income/(loss) attributable to ECMOHO Limited	2,296,555	(13,298,912)	(55,655,198)
Accretion on convertible redeemable preferred shares to redemption value (Note 19)	(1,022,461)	—	—
Accretion to redemption value of redeemable non-controlling interests (Note 20)	(311,757)	—	—
Net income/(loss) attributable to ordinary shareholders-Basic	962,337	(13,298,912)	(55,655,198)
Net income/(loss) attributable to ordinary shareholders-Diluted	962,337	(13,298,912)	(55,655,198)
Denominator:
Denominator for basic (loss)/earnings per share weighted-average ordinary shares outstanding	98,104,216	139,619,496	158,969,475
Dilutive impact of Class A-1 preferred shares conversion	7,954,232	—	—
Dilutive impact of Class A-2 preferred shares conversion	9,038,947	—	—
Dilutive impact of restricted share units	547,469	—	—
Denominator for dilutive earnings/(loss) per share weighted-average ordinary shares outstanding	115,644,864	139,619,496	158,969,475
Basic earnings/(loss) per ordinary share:	0.01	(0.10)	(0.35)
Diluted earnings/(loss) per ordinary share:	0.01	(0.10)	(0.35)
Denominator:
Denominator for basic earnings/(loss) per ADS weighted-average ADS outstanding	24,526,054	34,904,874	39,742,369
Denominator for dilutive earnings/(loss) per share weighted-average ADS outstanding	28,911,216	34,904,874	39,742,369
Basic earnings/(loss) per ADS:	0.04	(0.38)	(1.40)
Diluted earnings/(loss) per ADS:	0.03	(0.38)	(1.40)

Note:

(1)	Vested but unregistered restricted share units are included in the denominator of basic earnings/(loss) per share calculation once there were no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of 164,279 (41,070 ADSs), 901,997 (225,499 ADSs) and 2,702,672 (675,668 ADSs) and related to these restricted share units are included in the denominator for the computation of basic EPS for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The following ordinary shares equivalent were excluded from the computation of diluted net earnings/(loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2019	2020	2021
Preferred shares — weighted average	6,633,889	—	—
Restricted share units — weighted average	—	671,551	3,857,574

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.Commitments and contingencies

(a)Purchase commitments

As of December 31, 2020 and 2021, no purchase commitments was related to the products procurement from third party brand partners.

(b)Capital Commitments

As of December 31, 2020 and 2021, no capital commitments was related to leasehold improvement and purchase of equipment.

(c)Litigation

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

In July 2019, the Shanghai Xuhui People’s Court ruled that the Group shall pay damages in the amount of RMB3.25 million (US$0.47 million) to the joint venture partners for breaching its contractual obligation to contribute capital to the joint venture, and that the joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to the joint venture and cease to use the brand name “Heng Shou Tang” in all categories. Both the Group and the joint venture partners have appealed against this ruling with the Shanghai First Intermediate People’s Court. Despite the appeal filed by the Group, as of June 30, 2019, the Group made a provision of RMB3.25 million (US$ 0.47 million), representing the entire amount awarded to the joint venture partners by the ruling from the Court.

In November 2019, the Shanghai First Intermediate People’s Court delivered its judgment, which provides, amongst other matters, that the Group shall not pay damages to the joint venture partners and the joint venture partners shall continue to perform their contractual obligations by transferring the remaining trademarks to the joint venture. Pursuant to the final judgement, the Group reversed the above provision as of December 31, 2019.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)Impact of COVID-19

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The Group’s operations and financial performance have been affected by significant increases in international freight costs in light of the COVID-19 pandemic and such increases have had an impact on the Group’s fulfillment expenses. In addition, during the first quarter of calendar year 2020 some of the Group’s third-party business partners in China, in particular domestic logistics and transport services providers, experienced temporary shut-downs or worker absenteeism and were unable to meet their obligations to the Group. This has had an adverse impact on the Group’s ability to promptly provide its customers with the products they purchased, which, in turn, had affected the Group’s financial performance with overall revenues decrease by approximately US$ 24.5 million for the year ended December 31, 2020 as compared to 2019. The longer-term trajectory of COVID-19, the spread of virus variations, and effectiveness and availability of the vaccines, and their impact on our industry and the broader economy are still difficult to assess or predict and pose significant uncertainties that are difficult for us to quantify and beyond our control. As such, we are currently unable to predict with the ultimate long-term impact of COVID-19 pandemic on our business, financial condition, liquidity and results of operations. As a result of our brand optimization strategy and the impact of COVID-19 related supply-chain disruption, we experienced a 57.3% decrease in product sales revenues from US$300.2 million in 2020 to US$128.0 million in 2021 and a 43.4% decrease in service revenues from US$4.8 million in 2020 to US$2.7 million in 2021. The COVID-19 outbreak may continue to have an adverse impact on our results of operations in the foreseeable future.

Starting from March 2022, China has experienced a new round of regional COVID-19 outbreaks. In particular, the Group has been subject to quarantine measures imposed by regulatory authorities in Shanghai, where the Group’s headquarters are located, since March 2022. As of the date of this annual report, the impact of the quarantine measures was limited to work-from-home policy implemented at the Group’s offices in Shanghai. The Group has faced risks associated with decline in sales order and delay in delivery due to prolonged quarantine measures implemented in Shanghai, although currently the impact of quarantine measures has been limited, as the Group has not experienced disruption of logistics in all of the Group’s warehouses, which are not located in Shanghai. Relaxation of restrictions on economic and social activities in the future may also lead to new cases, which may lead to reimposition of travel restrictions and quarantine measures. Because of the uncertainty surrounding the new round of COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, and the Group’s financial results for the remainder year of 2022 may be adversely affected.

(e) Variable interest entity structure

The Group conducts its business operations primarily through its wholly-owned subsidiaries in China. The Group also control the VIE through certain contractual arrangements, which holds an Internet Content Provision (“ICP”) License and may develop e-commerce platforms in the future. The Group, together with the VIE, are subject to PRC laws relating to, among others, restrictions over foreign investments in value-added telecommunications business set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). To the extent that the Group plans to develop e-commerce platforms in the future, the Group has to implement such business strategy through the VIE under the Group’s contractual arrangements.

In the opinion of management, (i) the ownership structure of the Group is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the VIE are in compliance with existing PRC laws and regulations in all material respects.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Group cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Group or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

30.Subsequent events

In February 2022, the Group entered into a supplementary loan agreement with Delta Capital Growth Fund II, L.P, the Group’s related party who is a fully owned subsidiary of one of its Class A ordinary shareholders, pursuant to which the borrower agreed to, with respect to its existing loans to the Group with the principle amount of US$1,000,000 to be due on April 23, 2022 with an annual interest rate of 10.0%. The loan was repaid in April 2022.

In March and April, 2022, the Group issued 5,000,000 Class A Ordinary Shares to extent the awards in relation to the RSUs granted under 2021 Omnibus Incentive Plan.

In April 2022, the Group received a request for arbitration from Puritan’s Pride Inc., in connection with the alleged breach of the distribution agreement between Puritan’s Pride Inc., and a subsidiary of the Group dated December 12, 2016, as amended on December 31, 2019 (the “Distribution Agreement”). Puritan’s Pride is seeking no less than approximately US$17.1 million in damages for the alleged breach of the Distribution Agreement. With respect to the Distribution Agreement, the Group recorded accounts payables due to Puritan’s Pride Inc. for product goods procurement with the amount of approximately US$17.1 million in the consolidated balance sheets as of December 31, 2021. As of the date of this annual report, this arbitration claim remains in its preliminary stage, and the Group is unable to estimate the result of such claim. The Group is actively assessing our strategies to defend this claim.

31.Restricted net assets

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

As of December 31, 2020 and 2021, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to approximately US$ 24,762,927 and US$ 34,109,123, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Company’s subsidiaries, VIEs and VIE subsidiary to satisfy any obligations of the Company.

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

As of December 31, 2021, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

BALANCE SHEETS

	As of	As of
	December 31, 2020	December 31, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	37,473,282	35,701,882
Prepayments and other current assets	39,954,153	59,115,105
Total current assets	77,427,435	94,816,987
Investments in subsidiaries, VIEs and VIEs’ subsidiary	10,671,658	—
Total assets	88,099,093	94,816,987
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	4,441,419	14,353,300
Amounts due to related parties	3,850,000	3,572,500
Total current liabilities	8,291,419	17,925,800
Deficit of investments in subsidiaries, VIEs and VIEs’ subsidiary	—	47,974,799
Total liabilities	8,291,419	65,900,599
Commitments and contingencies (Note 29)
Shareholders’ equity:
Class A Ordinary Shares, US$0.00001 par value; 4,924,849,600 shares authorized at December 31, 2020 and 2021, respectively; 69,361,883 and 133,581,883 shares issued and outstanding at December 31, 2020 and 2021, respectively	693	1,335
Class B Ordinary Shares, US$0.00001 par value; 71,355,616 shares authorized at December 31, 2020 and 2021; 71,355,615 and 59,355,616 shares issued and outstanding at December 31, 2020 and 2021, respectively)	714	594
Additional paid-in capital	108,369,688	118,947,530
Accumulated other comprehensive (loss)/income	4,291,628	(1,522,824)
Accumulated deficit	(32,855,049)	(88,510,247)
Total shareholders’ equity	79,807,674	28,916,388
Total liabilities and shareholders’ equity	88,099,093	94,816,987

ECMOHO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

STATEMENTS OF OPERTATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Operating expenses:
Fulfillment expenses	—	(40,898)	(81,802)
Sales and marketing	—	(192,685)	(1,491,912)
General and administrative	(616,906)	(1,538,732)	(2,149,580)
Research and development	—	(28,740)	(107,835)
Total operating expenses	(616,906)	(1,801,055)	(3,831,129)
Loss from operations	(616,906)	(1,801,055)	(3,831,129)
Finance expense, net	—	(264,176)	(234,038)
Foreign exchange gain, net	—	103,132	294,578
Other income	—	—	160,459
Equity in income(loss) of subsidiaries and VIEs	2,601,704	(11,336,812)	(52,045,068)
Net income/(loss)	1,984,798	(13,298,912)	(55,655,198)
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(1,022,461)	—	—
Net income/(loss) attributable to ordinary shareholders	962,337	(13,298,912)	(55,655,198)
Net income/(loss)	1,984,798	(13,298,912)	(55,655,198)
Foreign currency translation adjustment, net of nil tax	(844,266)	6,302,263	(5,560,452)
Comprehensive income/(loss)	1,140,532	(6,996,649)	(61,215,650)

Note: In the Company’s statements of operations and comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021, accretion to redemption value of redeemable non-controlling interests amounted to US$ 311,757, US$ 0 and US$ 0 were treated as the subsidiary’s cost and accordingly were included in the equity in income of subsidiaries and VIEs in the Company’s statements of operations and comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021, respectively.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Net cash used in operating activities	(567,446)	(8,381,595)	(10,306,884)
Net cash used in investing activities	(10,502,538)	—	—
Net cash provided by financing activities	54,872,326	80,767	7,785,477
Net increase/(decrease) in cash and cash equivalents	43,802,342	(8,300,828)	(2,521,407)
Cash and cash equivalents, beginning of year	3,941	43,806,283	37,473,282
Cash and cash equivalents, end of year	43,806,283	37,473,282	35,701,882